
10011836

LaBranche & Co Inc.


SEC MAIL
RECEIVED
PROCESSING
APR 1 2 2010
WASH., D.C.
193
SECTION

Notice of 2010 Annual Meeting
Proxy Statement
and
2009 Annual Report

To our Stockholders:

2009 brought continued change to our once core specialist business, which is now called the Designated Market Maker ("DMM") business. The evolution of market structure and, in particular, the trading structure on the New York Stock Exchange ("NYSE"), caused us to make some important decisions regarding our company. Ultimately, we decided to sell our DMM business, which at one time accounted for all of our revenues.

We have long anticipated changes to the specialist/DMM system. The pace at which the system would change and the extent to which the changes would affect our business were not always clear, but with the adoption of the NYSE's Hybrid trading system in 2006, it became evident that the market structure was becoming fundamentally different.

Even before the introduction of the NYSE's Hybrid market, we recognized that market structure changes made it necessary to diversify our business lines. Therefore, since at least 2004, we made considerable progress in decreasing our dependence on our specialist/DMM revenues. We successfully expanded our non-traditional market making businesses and as a result, beginning in 2007, our specialist/DMM business accounted for less than half of our revenues. We also expanded our non-traditional market-making operations internationally. As we have become more dependent on revenues in options and ETFs, results in those businesses began to significantly affect our overall results. In fact, negative results in our options market making division in 2009 caused us to show an operating loss of $35.5 dollars for the year, even though our other market making businesses were profitable.

Several factors contributed to the domestic options market-making trading losses that we reported in 2009, especially when compared to 2008. One important development was the departure of our senior options trading team in January 2009. Management subsequently made the decision to hire a new group to run the options business and at the same time made the decision to significantly reduce the trading positions of the traders who had left the firm. The reduction in the positions of the traders who left the firm accounted for almost all the losses that were reported for the first quarter of 2009. Losses in the second quarter of 2009 were attributable again to the unwinding of previous options market-making positions, and to a lesser extent, costs associated with positions taken by our new options trading team, especially in an attempt to reestablish order flow from broker-dealers. After continuing to experience losses in the third quarter of 2009, again attributable to options market-making activities, our options group, working with senior management, made the decision to shorten the maturities of our options positions so that the substantial majority of those positions would mature and unwind by the middle of January 2010. We decided to follow this strategy because the revenues gained by providing liquidity in those option contracts were not sufficient to offset the costs associated with taking positions, including financing costs and exchange, clearing and brokerage fees. We also believed that such an approach would give us additional financial flexibility in 2010. This strategy has given us an ability to reallocate capital in 2010. In addition, our more measured and deliberate approach to adding new options positions enabled us to report meaningful positive results for the fourth quarter of 2009.

With our trading activities outside our DMM business increasingly influencing our results, the changes in market structure that affected our DMM division did not allow for the necessary operating leverage to offset the losses at our options group, even though the traditional cash equity market-making division continued to generate cash. Moreover, the costs and regulatory limitations of being in the DMM business constrained our financial and operational flexibility. The net liquid asset requirement of the DMM business was one such substantial cost to us, because, as of December 31, 2009, it required us to segregate $76 million that could not be deployed for other business opportunities. In addition, our public debt served to finance the DMM business' net liquid asset requirement, which, as recently as two years ago, was $447 million. We accordingly repurchased significant portions of our public debt each time the NYSE has reduced our net liquid asset requirement. Even after significant debt reduction, we paid approximately $21 million in interest on our public debt in 2009. Management determined that it was in the best interest of our company to eliminate that expense. All of these factors led to the decision to sell our DMM business and to redeem all of our outstanding public debt in January 2010. We also reduced our position in NYX shares in the fourth quarter of 2009 and early 2010 to approximately 1.1 million shares from approximately 3.1 million shares.

The decision to reduce our position in NYX shares was a part of our realignment plan. With our company having a different focus going forward, we decided it was best not to have such a large single asset relative to the size of our company. We do have the ability to keep our remaining shares in NYX if we choose to, but we will be flexible in our thinking about keeping this asset. Since our position in NYX can change from time to time, and the fact that our stake is much smaller, we will no longer be adjusting our GAAP revenues in future SEC filings to give pro forma effect to our gains/losses in our NYX shares.

As we think about the future of our company, it has been necessary to think about what businesses will be best for us. The specialist business was once a growth engine for us. For more than twenty years up until 2000, with the exception of a brief period in the early 1990's, volumes on the NYSE grew steadily. With the introduction of the hybrid market and new market structure and regulatory changes, the market share of listed securities traded on the NYSE has fallen considerably. As a result, volumes traded there have not grown proportionately, and many days now volumes on the NYSE are lower than they were ten years ago. Therefore, we have made the decision to focus on options, ETFs and foreign currency option market making, in both domestic and international markets, as well as institutional brokerage services. We have a very liquid balance sheet with no remaining intangible assets or long-term debt, which we believe was not understood fully as long as we remained associated with the specialist/DMM business. We believe that the changes discussed above, such as eliminating our public debt and the costs associated with the debt, will give us flexibility as opportunities arise in the financial services industry.

Earlier this year, we purchased approximately 8.5 million shares of our common stock pursuant to a tender offer. Together with previous repurchases over the past 18 months, we have repurchased more than 30% of our outstanding shares, and have approximately $60 million in shares available for repurchase under a board-approved program. We believe that this is one way that our shareholders can benefit from our strong balance sheet, and we will continue to look for other avenues to benefit our shareholders.



Michael LaBranche
Chairman, President and CEO

2010 Notice and Proxy Statement

LaBranche & Co Inc.
33 Whitehall Street
New York, New York 10004

April 8, 2010

Dear Stockholder:

You are cordially invited to attend our Annual Meeting of Stockholders to be held on Tuesday, May 18, 2010 at 9:00 a.m., Eastern Standard Time, at the Down Town Association, 60 Pine Street, New York, New York 10005.

The formal Notice of Meeting and the accompanying Proxy Statement set forth four proposals for your consideration this year. This year, you are being asked to (1) elect two Class II directors; (2) consider and approve a new LaBranche & Co Inc. 2010 Equity Incentive Plan to replace our former Equity Incentive Plan that terminated in August 2009; (3) consider and approve our adoption of a new Senior Executive Bonus Plan to replace our current Senior Executive Bonus Plan and (4) ratify our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

At the meeting, our Board of Directors will be pleased to report on our affairs, and a discussion period will be provided for questions and comments of general interest to stockholders.

We are pleased to take advantage of the e-proxy rules of the Securities and Exchange Commission that allows companies to furnish proxy materials to stockholders via the Internet. We believe the new rules will allow us to provide our stockholders with the information they need, while lowering the costs of delivery and reducing the environmental impact of the Annual Meeting. Accordingly, on or about April 8, 2010, we began mailing to certain stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2009 via the Internet and how to vote online (www.proxyvote.com). The Notice of Internet Availability of Proxy Materials and this proxy statement also contain instructions on how to receive a paper copy of the proxy materials.

Whether you receive the Notice of Internet Availability of Proxy Materials or paper copies of our proxy materials, the proxy statement, the proxy card, our Annual Report and any amendments to the foregoing materials that are required to be furnished to stockholders are available for you to review online at www.proxyvote.com.

We look forward to greeting personally those of you who will be present at the meeting. However, whether or not you are able to be with us at the meeting, it is important that your shares be represented. You have the option to vote and submit your proxy by the Internet or by phone in accordance with the instructions set forth on your proxy card or by completing and returning the enclosed proxy card in the postage prepaid envelope provided. Submitting your proxy by either Internet, telephone or proxy card will not affect your right to vote in person if you decide to attend the Annual Meeting.

Thank you for your cooperation.

Very truly yours,



George M.L. LaBranche, IV
Chairman, Chief Executive Officer and President

LaBranche & Co Inc.
33 Whitehall Street
New York, New York 10004

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

May 18, 2010

Notice Is Hereby Given that the Annual Meeting of Stockholders of LaBranche & Co Inc. will be held on Tuesday, May 18, 2010 at 9:00 a.m., Eastern Standard Time, at the Down Town Association, 60 Pine Street, New York, New York 10005 for the following purposes:

(1) To elect two Class II directors, to serve for a term of three years;

(2) To consider and approve a new LaBranche & Co Inc. 2010 Equity Incentive Plan;

(3) To consider and approve our adoption of a new Senior Executive Bonus Plan to replace our current Senior Executive Bonus Plan;

(4) To ratify our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2010; and

(5) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

Only stockholders of record at the close of business on March 19, 2010 are entitled to notice of, and to vote, at the Annual Meeting or any adjournment thereof. A list of the stockholders of record as of March 19, 2010 will be available for inspection at the Annual Meeting. Additional information regarding the matters to be acted on in the Annual Meeting is included in the accompanying Proxy Statement.

All stockholders are cordially invited to attend the Annual Meeting in person. However, whether or not you plan to attend the Annual Meeting in person, you are urged to vote by any of the three methods below:

(1) By Internet: go to www.proxyvote.com—have your proxy card available when you access the web site and follow the instructions to obtain your records and vote;

(2) By phone: call 1-800-690-6903 (toll-free); or

(3) By mail: complete and return the enclosed proxy card in the postage prepaid envelope provided.

If your shares are held in the name of a broker, bank or other stockholder of record, please follow the voting instructions that you receive from the stockholder of record entitled to vote your shares. Stockholders who attend the Annual Meeting may revoke their proxy and vote their shares in person.

By Order of the Board of Directors



Stephen H. Gray
Secretary

New York, New York
April 8, 2010

LaBranche & Co Inc.
33 Whitehall Street
New York, New York 10004

PROXY STATEMENT

GENERAL INFORMATION

This Proxy Statement, which was first mailed to stockholders on or about April 8, 2009, is furnished to the holders of the common stock, par value $.01 per share, of LaBranche & Co Inc. in connection with the solicitation by our Board of Directors of proxies for use at the 2010 Annual Meeting of Stockholders, or at any adjournment thereof (the "Annual Meeting"), pursuant to the accompanying Notice of Annual Meeting of Stockholders. The Annual Meeting will be held on Tuesday, May 18, 2010 at 9:00 a.m., Eastern Standard Time, at the Down Town Association, 60 Pine Street, New York, New York 10005.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE 2010 ANNUAL MEETING OF STOCKHOLDERS:

Pursuant to the e-proxy rules of the Securities and Exchange Commission, we are furnishing our proxy materials to stockholders of record via the Internet. Accordingly, in compliance with this e-proxy process, on or about April 8, 2010, we began mailing to certain stockholders a Notice of Internet Availability of Proxy Materials containing instructions on how to access the proxy statement and our Annual Report on Form 10-K for the year ended December 31, 2009 via the Internet and how to vote online (www.proxyvote.com). If you received a Notice of Internet Availability of Proxy Materials by mail, you will not receive a printed copy of the proxy material unless you request one. If you would like to receive a printed or electronic copy of the proxy materials, free of charge, you should follow the instructions for requesting such materials included in the Notice and on the website (www.proxyvote.com).

You have the option to vote and submit your proxy by the Internet. If you have Internet access, we encourage you to record your vote by the Internet. When you vote by the Internet, your vote is recorded immediately, and there is no risk that postal delays will cause your vote to arrive late and therefore not be counted. If you do not vote by the Internet, please vote by telephone or by completing and returning the enclosed proxy card in the postage prepaid envelope provided. Submitting your proxy by either Internet, telephone or proxy card will not affect your right to vote in person if you decide to attend the Annual Meeting.

It is proposed that at the Annual Meeting our stockholders (1) elect two Class II directors; (2) consider and approve a new LaBranche & Co Inc. 2010 Equity Incentive Plan; (3) consider and approve our adoption of a new Senior Executive Bonus Plan to replace our current Senior Executive Bonus Plan and (4) ratify our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

Management currently is not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote in accordance with their best judgment on such matters.

Proxies for use at the Annual Meeting are being solicited by and on behalf of our Board of Directors primarily through the use of the mails. We have retained Morrow & Co., Inc., a professional proxy solicitation firm, to assist in the solicitation of proxies and will pay Morrow & Co., Inc. a fee of approximately $6,000 for its services. In addition, our officers, directors, employees and other agents, none of whom will receive additional compensation therefor, may solicit proxies by telephone, facsimile or other personal contact. We will bear the cost of the solicitation of proxies, including postage, printing and handling and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of shares of our common stock.

VOTING INSTRUCTIONS AND INFORMATION

Who can vote at the Annual Meeting?

You may vote your shares at the Annual Meeting only if you were a stockholder of record at the close of business on March 19, 2010. On that date, 42,947,856 shares of our common stock were outstanding and we had no other class of equity securities issued and outstanding. Subject to the voting limitations described below under *What are the voting and ownership limitations*?, you are entitled to one vote for each share of common stock you own for each matter to be voted on at the Annual Meeting. The number of shares you own (and may vote) is listed on the proxy card.

What proposals will be voted on at the meeting?

There are four proposals to be considered and voted on at the meeting:

- To elect two Class II directors to hold office until the 2013 annual meeting of stockholders and until their successors are duly elected and qualified;
- To consider and approve a new LaBranche & Co Inc. 2010 Equity Incentive Plan;
- To consider and approve our adoption of a new Senior Executive Bonus Plan; and
- To ratify the selection of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2010.

You may also vote on any other business that properly comes before the Annual Meeting.

How does the Board of Directors recommend I vote?

Our Board of Directors unanimously recommends that you vote:

- **"FOR"** each of the nominees to the Board of Directors;
- **"FOR"** the approval of the new LaBranche & Co Inc. 2010 Equity Incentive Plan;
- **"FOR"** the approval of our adoption of a new Senior Executive Bonus Plan; and
- **"FOR"** ratification of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for our fiscal year ending December 31, 2010.

Who is a stockholder of record?

During the ten days prior to the Annual Meeting, a list of the stockholders of record as of March 19, 2010 will be available for inspection as described below under *How can I view the stockholders list*?

- If you hold our common stock that is registered in your name on our records of maintained by our transfer agent, BNY Mellon Shareowner Services, you are a stockholder of record; or
- If you hold our common stock indirectly through a broker, bank or similar institution, you are not a stockholder of record, but instead hold in "street name."

How can I view the stockholders list?

A list of the stockholders of record as of March 19, 2010 will be available for inspection during ordinary business hours at our offices located at LaBranche & Co Inc., 33 Whitehall Street, New York, NY 10004, for ten days prior to the Annual Meeting, as well as at the Annual Meeting. To make arrangements to review the list prior to the Annual Meeting, stockholders should contact our Secretary at (212) 820-6280. In accordance with our security procedures, all persons requesting to inspect the stockholder list, either at our offices or the location of the Annual Meeting, must wear proper attire and present an acceptable form of photo identification, such as a passport or driver's license.

How do I vote?

You may submit your proxy with voting instructions in one of four ways:

- ***By Internet***. The web address and instructions for Internet voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Internet voting is available 24 hours a day. If you choose to vote by Internet, then you do not need to return the proxy card. To be valid, your vote by Internet must be received by 11:59 p.m., New York time, on May 17, 2010.
- ***By Telephone***. The toll-free number for telephone voting can be found on the enclosed proxy card. You will be required to provide your assigned control number located on the proxy card. Telephone voting is available 24 hours a day. If you choose to vote by telephone, then you do not need to return the proxy card. To be valid, your vote by telephone must be received by 11:59 p.m., New York time, on May 17, 2010.
- ***By Mail***. Mark the enclosed proxy card, sign and date it, and return it in the postage-paid envelope we have provided. To be valid, your vote by mail must be received by 11:59 p.m., New York time, on May 17, 2010.
- ***At the Annual Meeting***. You can vote your shares in person at the Annual Meeting. (See *What do I need to do to attend the Annual Meeting*? below).

You may contact our solicitation agent, Morrow & Co., Inc. (telephone: (800) 662-5200 or (203) 658-9400; email: Labranche.info@morrowco.com) with any questions.

What do I need to do to attend the Annual Meeting?

You may also attend the Annual Meeting and vote your shares in person by ballot. If you plan to attend the Annual Meeting in person you will need to bring proof of your ownership of our common stock as of the close of business on March 19, 2010.

If you hold shares in "street name" (that is, through a bank, broker or other nominee) and would like to attend the Annual Meeting and vote in person, you will need to bring an account statement or other acceptable evidence of ownership of our common stock as of the close of business on March 19, 2010. Alternatively, in order to vote at the meeting, you may contact the person in whose name your shares are registered and obtain a proxy from that person and bring it to the Annual Meeting.

In accordance with our security procedures, all persons attending the Annual Meeting must wear proper attire and present an acceptable form of photo identification.

How can I revoke my proxy or substitute a new proxy or change my vote?

Attending the Annual Meeting will not automatically revoke a proxy that was submitted through the Internet or by telephone or mail. You can revoke your proxy or substitute a new proxy at any time before your proxy is voted at the Annual Meeting as described below.

For a Proxy Submitted by Internet or Telephone:

- Subsequently submitting in a timely manner a new proxy through the Internet or by telephone; or
- Executing and mailing a later-dated proxy card that is received by us prior to 11:59 p.m., New York time, on May 17, 2010; or
- Voting in person at the Annual Meeting.

For a Proxy Submitted by Mail:

- Subsequently executing and mailing another proxy card bearing a later date; or
- Giving written notice of revocation to our Secretary at 33 Whitehall Street, New York, NY 10004 that is received by us prior to 11:59 p.m., New York time, on May 17, 2010; or
- Voting in person at the Annual Meeting.

Stockholders holding in street name should follow carefully the voting instructions provided by their broker, bank or other custodian, as further discussed below. As noted, if you hold in street name and would like to vote at the meeting, you should obtain an executed proxy from your custodian.

If I submit a proxy by Internet, touch-tone telephone or mail, how will my shares be voted?

If you properly submit your proxy by one of these methods, and you do not subsequently revoke your proxy, your shares will be voted in accordance with your instructions.

If you sign, date and return your proxy card but do not give voting instructions, your shares will be voted as follows: **FOR** the election of our Class II director nominees, **FOR** the approval of a new LaBranche & Co Inc. 2010 Equity Incentive Plan, **FOR** the approval of our adoption of a new Senior Executive Bonus Plan, and **FOR** the ratification of the appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for our fiscal year ending December 31, 2010, and otherwise in accordance with the judgment of the persons voting the proxy on any other matter properly brought before the Annual Meeting.

If I hold my shares in "street name" through a U.S. financial intermediary and do not provide voting instructions, can my broker still vote my shares?

Under NYSE member rules, a member broker (i.e., a member of the New York Stock Exchange) who holds shares in street name for customers (other than our LaBranche Financial Services, Inc. subsidiary) generally has the authority to vote on certain "routine" or "discretionary" proposals if it has transmitted proxy soliciting materials to the beneficial owner but has not received instructions from that owner. However, NYSE-member brokers are not authorized to vote on "non-routine" proposals without voting instructions from the beneficial owners—the result is a "broker non-vote" (for more on the treatment of broker non-votes, see below). Two proposals being presented to a vote at the upcoming Annual Meeting are considered "routine" under NYSE rules, and therefore appropriate for a discretionary voting by NYSE-member brokers without customer instructions—(1) the approval of our new proposed Senior Executive Bonus Plan and (2) the ratification of the Board of Director's appointment of our independent registered public accounting firm. Certain member brokers, such as our LaBranche Financial Services, LLC subsidiary, will only vote uninstructed shares on this proposal in the same proportion as the instructions received from all other stockholders. These procedures will not apply to beneficial owners who hold their shares through non-U.S. financial intermediaries because they are not NYSE member firms, unless otherwise provided for by contract.

Please note that, until this year, an uncontested election of directors was considered a "routine" proposal on which NYSE member firms had the authority to vote uninstructed customer shares. The NYSE changed its member rules in 2009, with the approval of the Securities and Exchange Commission ("SEC"), to make this type of proposal "non-routine", thereby barring member brokers from exercising discretionary voting power with respect to uninstructed customer shares. Accordingly, if you hold shares through a NYSE-member broker, which is true of most U.S. brokerage firms, it is more important than ever this year that you exercise your right to instruct your broker on how to vote in connection with the election of directors, as well as the proposal relating to the approval of our 2010 Equity Incentive Plan. If you hold your shares through a bank or other non-broker custodian, you should be aware that many of them follow the NYSE rules on discretionary voting of street-name shares absent an agreement with you to the contrary.

How many votes are required to transact business at the Annual Meeting?

A majority of all outstanding shares entitled to vote at the Annual Meeting constitutes a quorum (*i.e.*, the minimum number of shares that must be present or represented by proxy at the Annual Meeting in order to transact business). Subject to the rules regarding the votes necessary to adopt the proposals discussed below, abstentions and broker non-votes will be counted for purposes of determining whether a quorum is present. "Broker non-votes" are proxies returned by brokerage firms for which no voting instructions have been received from beneficial owners. Once a share is represented for any purpose at the Annual Meeting, it will be deemed present for quorum purposes for the remainder of the meeting (including any meeting resulting from an adjournment or postponement of the Annual Meeting, unless a new record date is set).

How are votes counted?

Election of Directors

Under our by-laws, the affirmative vote of the holders of a plurality of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required for the election of directors. Accordingly, each of the directorships to be filled at the Annual Meeting will be filled by the nominee receiving the highest number of votes. In the election of each director, votes may be cast in favor of, against or withheld with respect to each nominee. Votes that are withheld will be excluded entirely from the vote and will have no effect on the outcome of the vote. Abstentions, broker non-votes and instructions on the accompanying proxy card to withhold authority to vote for either nominee will not be counted as a vote for such nominee.

Approval of our new LaBranche & Co Inc. 2010 Equity Incentive Plan

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve our new LaBranche & Co Inc. Equity Incentive Plan. An abstention from voting on this matter will be treated as "present" for purposes of determining the presence or absence of a quorum, but it will have the practical effect of a vote against this proposal because the abstention results in one less vote for such proposal. Broker non-votes are not treated as a "vote" for or against the approval of the new LaBranche & Co Inc. 2010 Equity Incentive Plan, and thus will not have any impact on the outcome of the vote on this proposal.

Approval of our adoption of a new Senior Executive Bonus Plan

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve our new Senior Executive Bonus Plan. An abstention from voting on this matter will be treated as "present" for purposes of determining the presence or absence of a quorum, but it will have the practical effect of a vote against this proposal because the abstention results in one less vote for such proposal. Broker non-votes are not treated as a "vote" for or against the approval of the new Senior Executive Bonus Plan, and thus will not have any impact on the outcome of the vote on this proposal.

Ratification of our appointment of Rothstein, Kass & Company, P.C. as our Independent Registered Public Accounting Firm

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to ratify our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for the year ending December 31, 2010. An abstention from voting on this matter will be treated as "present" for purposes of determining the presence or absence of a quorum, but it will have the practical effect of a vote against this proposal because the abstention results in one less vote for such proposal. Broker non-votes are not treated as a "vote" for or against the ratification of Rothstein, Kass & Company, P.C., and thus will not have any impact on the outcome of the vote on this proposal.

Who pays for the expenses of this proxy solicitation?

We will bear the cost of soliciting proxies. Our directors, officers and employees may solicit proxies on behalf of the Board through regular and electronic mail, telephone, fax and personal contact. Morrow & Co., Inc. has been retained to assist in soliciting proxies at a fee of approximately $6,000, plus distribution costs and other expenses. Directors, officers and employees of the Company will receive no additional compensation for soliciting proxies.

Where can I find more information about LaBranche & Co Inc.?

We are required to file annual, quarterly and current reports, proxy statements and other reports with the SEC. Copies of these filings are available through our Internet website at www.labranche.com and on the SEC's website at www.sec.gov. We will furnish copies of our SEC filings (without exhibits), including our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, without charge to any stockholder upon written or oral request to our Investor Relations Department, at 33 Whitehall Street, New York, NY 10004, or contacting our Investor Hotline, at (212) 482-3593, or our Investor E-mail, at ivandewoude@labranche.com.

BENEFICIAL OWNERSHIP OF COMMON STOCK BY CERTAIN STOCKHOLDERS AND MANAGEMENT

The following table sets forth information as of March 19, 2010 regarding the beneficial ownership of our common stock by: (i) each person known by us to own beneficially more than five percent of our outstanding common stock; (ii) each of our directors and nominees for director; (iii) each executive officer named in the Summary Compensation Table (see "Executive Compensation" below); and (iv) all our directors and executive officers as a group.

All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless otherwise indicated, the address of each beneficial owner is: c/o LaBranche & Co Inc., 33 Whitehall Street, New York, New York 10004. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Shares of common stock issuable pursuant to options, to the extent such options are exercisable or convertible within 60 days after March 19, 2010, are treated as outstanding for purposes of computing the percentage ownership of the person holding such securities, but are not treated as outstanding for purposes of computing the percentage of any other person.

Name and Address of Beneficial Owner (1)	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
George M.L. (Michael) LaBranche, IV (2)	3,201,094	7.4%
Alfred O. Hayward, Jr. (3)	1,519,675	3.5%
Katherine Elizabeth Dietze	26,501	*
Donald E. Kiernan	48,745	*
Stuart M. Robbins (4)	27,541	*
William J. Burke, III	632,669	1.5%
Jeffrey A. McCutcheon	20,235	*
Stephen H. Gray	11,391	*
All executive officers and directors as a group (8 persons) (5)	5,487,851	12.7%
Kinetics Asset Management, Inc. (6) 470 Park Avenue South 4th Floor South New York, NY 10016	7,345,443	17.1%
BlackRock Inc. (7) 40 East 52nd Street New York, NY 10022	4,375,142	10.2%
Dimensional Fund Advisors LP (8) 1299 Ocean Avenue Santa Monica, CA 90401	2,662,256	6.2%
Torray LLC Robert E. Torray 7501 Wisconsin Ave. Bethesda, MD 20814 (9)	2,474,102	5.8%
Robert E. Torray (9) c/o Torray LLC 7501 Wisconsin Ave. Bethesda, MD 20814	2,592,074	6.0%

*Less than 1%

(1) Each of our managing directors at the time of our initial public offering in August 1999 entered into a stockholders' agreement pursuant to which he or she agreed to vote his or her shares as determined by a majority of Messrs. LaBranche, Hayward and James G. Gallagher, our former director and executive officer who retired in January 2003. Messrs. LaBranche, Hayward and Gallagher beneficially own an aggregate of 5,820,769 shares of common stock, constituting approximately 9.9% of the outstanding shares of our common stock. As a result of the stockholders' agreement, Messrs. LaBranche, Hayward and Gallagher, acting together as a group, may be deemed to beneficially own an aggregate of approximately 7,040,769 shares of common stock (including the 5,820,769 shares beneficially owned by them individually), constituting approximately 16.3% of the outstanding shares of our common stock. Each of Messrs. LaBranche, Hayward and Gallagher disclaims beneficial ownership of any and all shares of our common stock held by any person or entity other than him.

(2) Includes 1,300,000 shares of common stock held by Mr. LaBranche's wife. Also includes options to purchase 200,000 shares of our common stock which are exercisable within 60 days.

(3) Includes options to purchase 30,000 shares of our common stock which are exercisable within 60 days.

(4) Includes 5,000 shares held by The Robbins Family LLC, a trust for the benefit of Mr. Robbins and his family.

(5) Includes options to purchase 230,000 shares of our common stock which are exercisable within 60 days.

(6) As reported on a Schedule 13F filed on February 10, 2010.

(7) As reported on a Schedule 13G filed on January 29, 2010. According to the Schedule 13G, the filing amends the most recent Schedule 13G filing, if any, made by BlackRock and the most recent Schedule 13G filing, if any, made by Barclays Global Investors, NA and certain of its affiliates (Barclays Global Investors, NA and such affiliates are collectively referred to as the "BGI Entities") with respect to shares of our common stock. On December 1, 2009, BlackRock completed its acquisition of Barclays Global Investors from Barclays Bank PLC. As a result, substantially all of the BGI Entities are now included as subsidiaries of BlackRock for purposes of Schedule 13G.

(8) As reported on a Schedule 13F filed on February 10, 2010. According to the Schedule 13G, Dimensional Fund Advisors LP ("Dimensional"), is an investment advisor registered under Section 203 of the Investment Advisors Act of 1940, and furnishes investment advice to four investment companies registered under the Investment Company Act of 1940 (the "Funds"). In a Schedule 13G filed by Dimensional on February 8, 2010, Dimensional provides that, in its role as investment advisor or manager, it possesses investment and/ or voting power over our common stock that are owned by the Funds, and may be deemed to be the beneficial owner of the shares held by the Funds. Dimensional states in its Schedule 13G that the shares reported are owned by the Funds, and Dimensional disclaims beneficial ownership of those shares.

(9) As reported on Schedule 13Gs filed on February 16, 2010. According to the Schedule 13Gs, Mr. Torray individually owns 2,592,074 shares of our common stock. Two investment funds that are managed Torray LLC, of which Mr. Torray is the founder and Chairman collectively own 2,474,102 shares of our common stock. Torray LLC has shared voting and investment power with respect to these shares. Mr. Torray disclaims beneficial ownership of these shares.

PROPOSAL NO. 1—ELECTION OF CLASS II DIRECTORS

Two Class II directors are to be elected at the Annual Meeting. Our Board of Directors has been classified pursuant to our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"). In accordance with the provisions of the Certificate of Incorporation, our directors are divided into three classes, designated Class I, Class II and Class III. Each class consists, as nearly as possible, of one-third of the total number of directors constituting our entire Board of Directors. Currently, our Class II directors will serve until this Annual Meeting, our Class III directors will serve until the 2011 annual meeting of our stockholders and our Class I directors will serve until the 2012 annual meeting of our stockholders. At each annual meeting of our stockholders, successors to the directors whose terms expire at that annual meeting are elected for a three-year term. The Annual Meeting will be our 11th annual meeting since our initial public offering in August 1999.

Katherine Elizabeth Dietze and Donald E. Kiernan currently serve as Class II directors for a term expiring at this Annual Meeting or at a special meeting in lieu thereof; Stuart M. Robbins currently serve as our Class III director for a term expiring at the 2011 annual meeting of our stockholders or at a special meeting in lieu thereof; and Michael LaBranche and Alfred O. Hayward, Jr. currently serve as Class I directors for a term expiring at the 2012 Annual Meeting or at a special meeting in lieu thereof. Ms. Dietze and Mr. Kiernan have been recommended by our Nominating & Corporate Governance Committee for election as Class II directors at the Annual Meeting. Based on this recommendation, our Board of Directors has nominated Ms. Dietze and Mr. Kiernan for election as Class II directors at the Annual Meeting. If either Ms. Dietze or Mr. Kiernan becomes unavailable for any reason, or if a vacancy should occur before the election, the shares represented by the proxy will be voted for the person, if any, who is designated by our Board of Directors to replace the nominee or to fill the vacancy. Each of Ms. Dietze and Mr. Kiernan has consented to be named and has indicated her/his intent to serve if elected. Our Board of Directors has no reason to believe that either Ms. Dietze or Mr. Kiernan will be unable to serve or that any vacancy on the Board of Directors will occur.

The following information, as of April 8, 2009, is provided with respect to the nominees for election as Class II directors at the Annual Meeting:

Nominee	Age	Year First Became Director	Biography and Qualifications
Katherine Elizabeth Dietze . .	52	2007	Ms. Dietze has been a member of our board of directors since January 2007. Ms. Dietze spent over 20 years in the financial services industry prior to her retirement in 2005. From 2003 to 2005, Ms. Dietze was Global Chief Operating Officer for Credit Suisse First Boston. From 1996 to 2003, she was a Managing Director in Credit Suisse First Boston's Telecommunications Group. Prior to that, Ms. Dietze was a Managing Director and Co-Head of the Telecommunications Group in Salomon Brothers Inc's Investment Banking Division. Ms. Dietze began her career at Merrill Lynch Money Markets after which she moved to Salomon Brothers Inc to work on money market products and later became a member of the Debt Capital Markets Group. Ms. Dietze is a member of the board of directors and chairs the compensation committee of Matthews International Corporation, a designer, manufacturer and marketer of memorialization products and brand solutions. Our Board believes that Ms. Dietze's experience in the financial services industry and her perspective as a female director brings a wealth of diverse and informed decision-

Nominee	Age	Year First Became Director	Biography and Qualifications
			making skills to the Board and our Company, particularly concerning trading, investment banking, financial reporting and internal control issues. Our Board values Ms. Dietze's service as Chair of our Audit Committee, and, as one of two financial experts on our Audit Committee. Since Ms. Dietze is a director who lives in New York, our Board also values her visits to our Company and meetings with our management and our independent registered public accounting firm to discuss financial and internal control issues of interest to her as our Chair of the Audit Committee.
Donald E. Kiernan	69	2003	Mr. Kiernan has been a member of our Board of Directors since March 2003. Mr. Kiernan was Senior Executive Vice President and Chief Financial Officer of SBC Communications Inc. from October 1993 until his retirement in August 2001. From 1990 to October 1993, he served as Vice President of Finance for SBC Communications Inc. Mr. Kiernan is a Certified Public Accountant and was an accountant and partner of Arthur Young & Company and its successor firm, Ernst & Young LLP for more than 20 years. Mr. Kiernan currently serves on the board of directors Health Management Associates, Inc., and has served in the past on the boards of directors and chaired the audit committees of MoneyGram International, Inc. and Seagate Technology. Our Board believes that Mr. Kiernan's experience of over 30 years as the Chief Financial Officer and Vice President of Finance of a large public company, as partner of a large accounting firm, and as a member of boards and chairman of audit committees of other public companies provides our Board and company substantial business, financial experience and expertise. Our Board values Mr. Kiernan's services as Lead Director, including the collegial but independent manner with which he performs his duties as Lead Director, his services as Chair of our Nominating & Corporate Governance Committee, his service as one of two financial experts on our Audit Committee, and his institutional knowledge and experience as the Board's longest serving independent Director.

The following information, as of April 8, 2009, is provided with respect to our Class I and Class III directors, who are not standing for election at the Annual Meeting:

Nominee	Age	Year First Became Director	Biography and Qualifications
Michael LaBranche	54	1999	Mr. LaBranche has been our Chairman, Chief Executive Officer and President since our initial public offering in August 1999. Mr. LaBranche joined our Company as a trader in 1977, and has served as Chairman of the Management Committee of LaBranche & Co. LLC since 1996 and as a member of the Management Committee of LaBranche & Co. LLC since 1988. Our Board believes that Mr. LaBranche's more than 30 years experience in our Company, the financial services industry, and the market-making industry that forms the substantial majority of our operational activities, provides an enormous asset to the Board and our Company. Our Board also believes that Mr. LaBranche's vision and leadership have been instrumental in the performance of our organization, and that Mr. LaBranche has contributed particularly extraordinarily to the Board and our Company during the challenging economic and market conditions our Company has faced in recent years.
Alfred O. Hayward, Jr.	62	1999	Mr. Hayward has been our Executive Vice President and a member of our Board of Directors since our initial public offering in August 1999. In November 2003, Mr. Hayward became Chief Executive Officer of our LaBranche & Co. LLC subsidiary. Mr. Hayward was a specialist with LaBranche & Co. LLC from 1983 to 2005 and has served as a member of the Management Committee of LaBranche & Co. LLC since 1994. Mr. Hayward currently serves as Secretary/Treasurer of the Buttonwood Foundation and has also served as the Chairman of the NYSE's Allocation Committee. Our Board values Mr. Hayward's knowledge of our entire organization, our product lines, the regulatory environment in which we operate, his more than 40 years of experience, his relationships in the financial services industry and the perspective he provides our Board as a long-time member of our management.
Stuart M. Robbins	66	2007	Mr. Robbins has been a member of our Board of Directors since January 2007. Mr. Robbins spent 33 years in the investment banking industry prior to his retirement in 2000. From 1994 to 2000, Mr. Robbins served as Managing Director of Global Equities and as a member of the Board of Directors of Donaldson, Lufkin & Jenrette. From 1987 to 1994, he was Managing Director and Director of Research for DLJ. While at DLJ, he was also Chair of DLJ International (Equities), Chair of Autranet

Nominee	Age	Year First Became Director	Biography and Qualifications
			and a member of DLJ's Executive Committee. Mr. Robbins also represented DLJ, as a Director of First Call, one of Wall Street's leading information providers. Since 2000, Mr. Robbins has participated in various business, consulting and charitable activities, including services as Chair of the Board of Directors of SoundView Technology Group, an independent research provider specializing in technology research, from 2002 to 2004, leading up to its merger with Charles Schwab. Mr. Robbins also served as a Director of Archipelago Holdings, a leading electronic securities exchange, from its initial public offering through its merger with the New York Stock Exchange in March 2006. Mr. Robbins also currently serves as a member of the board and executive committee of the Blanchette Rockefeller Neurosciences Institute, a non-profit institute dedicated to the study of both memory and memory disorders. Before 1987, Mr. Robbins was a research analyst and retail industry specialist and was designated an Institutional Investor All Star analyst for 10 consecutive years. Our Board believes that Mr. Robbins brings significant trading and management experience in the financial services industry to his role as an independent director of our Board. Mr. Robbins' supervision of DLJ's equity trading desk and research department provides our Board the benefit of his experience at DLJ and his understanding of our institutional brokerage business, trading strategies and risk management issues. Mr. Robbins' service on the boards of DLJ, Soundview and Archipelago, and his services on the board and executive committee of the Blanchette Rockefeller Neurosciences Institute, provides our Board his additional useful knowledge and perspective concerning our business and governance. Our Board also values Mr. Robbins' service as Chair of our Compensation Committee, and the manner in which he has used his knowledge and experience in our industry in guiding the Compensation Committee's decision-making.

VOTE REQUIRED

The two nominees for Class II director receiving the highest number of affirmative votes will be elected as Class II directors. Only votes cast for a nominee will be counted, except that the accompanying proxy will be voted for each nominee in the absence of instructions to the contrary. Abstentions, broker non-votes and instructions on the accompanying proxy card to withhold authority to vote for either of the nominees will not be counted as a vote for such nominee.

OUR BOARD OF DIRECTORS DEEMS THE ELECTION OF BOTH THE NOMINEES AS CLASS II DIRECTORS TO BE IN OUR AND OUR STOCKHOLDERS' BEST INTERESTS AND RECOMMENDS A VOTE "FOR" THE ELECTION OF THESE NOMINEES.

CORPORATE GOVERNANCE

Board of Directors

Our Board of Directors currently consists of five members, a majority of whom have been determined to be "non-management" and "independent" within the meaning of the listing standards of the NYSE and applicable SEC rules governing the composition and responsibilities of audit committees. Our Board has determined, upon recommendation from our Nominating & Corporate Governance Committee, that Katherine Elizabeth Dietze, Donald E. Kiernan and Stuart M. Robbins have no direct or indirect material relationship with us other than in their capacity as directors, and thus are "non-management" and "independent" directors in accordance with NYSE rules and under the SEC's audit committee independence standards. Three of our five directors, therefore, are "non-management" or "independent" directors. In making these determinations, the Board applied the standards set forth in our Amended and Restated Corporate Governance Guidelines, which state that a prospective board member will not be deemed "non-management" and "independent" if, within the preceding three years:

- he or she was employed by us or a member of his or her immediate family was one of our officers;
- he or she (or his or her immediate family member) received direct compensation from us (other than compensation for service as a director, or compensation related to a pension or deferred compensation plan) of more than $120,000/year;
- he or she was affiliated with, or was employed by, our internal or external auditor or a member of his or her immediate family was affiliated with, or employed in a professional capacity by, our internal or external auditor;
- he or she (or his or her immediate family member) was part of a Compensation Committee interlock involving one of our executive officers (or his or her immediate family member);
- he or she was an executive officer or employee of a company that makes payments to, or receives payments from, us in amounts exceeding the greater of $1 million or 2% of the other company's consolidated gross revenues, or his or her immediate family member was an executive officer of a company that makes payments to, or receives payments from, us in amounts exceeding the greater of $1 million or 2% of the other company's consolidated gross revenues; or
- he or she is an executive officer or employee of another company who is indebted to us, or to which we are indebted, and the total amount of such indebtedness at the end of the last completed fiscal year is more than one percent of the other company's total consolidated assets.

In addition, a director will not be "non-management" and "independent" if, at the time of the independence determination, the director serves as an officer, director or trustee of a charitable organization, and our discretionary charitable contributions to the organization are more than one percent of that organization's total annual charitable receipts during its last completed fiscal year.

These independence standards can also be obtained in the Corporate Governance Guidelines posted on our Company website at www.labranche.com and then clicking on "Investor Relations" and then "Corporate Governance."

During 2009, the Board of Directors held 12 meetings. During 2009, all our Directors attended nearly all of the meetings of the Board and meetings of committees of the Board on which they served. The Board of Directors also regularly held executive sessions of the independent directors. Donald E. Kiernan served as Lead Director for these executive sessions in 2009. Mr. Kiernan, the Chair of our Nominating & Corporate Governance Committee, has been designated as Lead Director for these executive sessions in 2010. Any stockholder who wishes to communicate with our Lead Director should direct written correspondence to our Secretary at LaBranche & Co Inc., 33 Whitehall Street, New York, NY 10004. The Secretary will forward such communications to our Lead Director.

Messrs. LaBranche and Hayward attended our 2009 annual meeting of stockholders. We do not have a written policy on directors' attendance at our annual stockholders' meetings.

Our Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Nominating & Corporate Governance Committee. Our three independent, non-management directors, Katherine Elizabeth Dietze, Donald E. Kiernan and Stuart M. Robbins, serve on each of these standing committees. As a result, subjects relevant to one Committee's charter sometimes are discussed during meetings of another Committee.

Board Leadership Structure

Our Board of Directors' leadership structure consists of a Chairman who is also our Chief Executive Officer, a Lead Director, who is elected by the independent directors, and three Committee Chairs, each of whom are independent directors (and one of whom, the Chair of our Nominating & Corporate Governance Committee, is also our Lead Director). We discuss succession planning with respect to our Chairman, our Chief Executive Officer, and other business heads at least annually.

Our Board has combined the positions of Chairman and Chief Executive Officer since our initial public offering in 1999. Beginning in 2005, we have annually considered whether the position of Chairman and Chief Executive Officer should be separated. Our Board believes that we are well served by Mr. LaBranche's service as both Chairman of the Board and Chief Executive Officer and the strong independent leadership of our Lead Director and our independent Committee Chairs and directors provide the Board, for several reasons.

First, Mr. LaBranche personifies our Company in a unique way, in name, vision, leadership and knowledge gained during his more than 30 years of experience in the market-making industry.

Second, a combined Chairman and Chief Executive Officer position allows us to speak with one voice to our stockholders, regulators and external constituencies.

Third, we operate in the financial services industry, which is impacted heavily by market risk, credit risk, trading position risk, interest rate risk, investment risk, technology risk, liquidity risk, legal, compliance and regulatory risk and reputation risk. We believe that these risks are best managed on a daily basis by Mr. LaBranche in his dual role as Chairman and Chief Executive Officer, with oversight of the full Board, including Board Committees composed solely of outside, independent directors.

Fourth, we have empowered a strong Lead Director, Mr. Kiernan, who provides independent oversight over the Board of Directors and Mr. LaBranche in his combined role of Chairman and Chief Executive Officer, including with respect to the calling of meetings of the Board, executive sessions of the independent members of the Board, and setting the agenda for meetings of the Board and meetings of the independent members of the Board. Our Lead Director is also the Chair of our Nominating & Corporate Governance Committee, and in that position, manages the nominations process for the Board of Directors. We also have empowered other strong independent directors, one of whom, Ms. Dietze, chairs our Audit Committee, and the other of whom, Mr. Robbins, chairs our Compensation Committee. Each of our independent directors is authorized to call executive sessions of independent directors to discuss any subject, and each of our independent directors has done so. Our independent directors also frequently communicate with each other by telephone between meetings of the Board and committees of the Board.

Our Board believes that this leadership structure provides an effective balance between leadership of the Board and our Company by a strong Chairman/Chief Executive Officer and effective oversight of the Board and our Company by independent Directors.

Board Risk Oversight

Our Board believes that risk management is an integral part of its responsibilities and discusses risks related to our business and business strategy at nearly all of our Board, Audit Committee and Compensation Committee meetings, including with respect to our major risk exposures, their potential impact on our Company, and the steps we take to manage those risk exposures.

The financial services industry generally rewards trading personnel based on their profitability, and we likewise reward profitability. Recognizing this, we have developed risk management tools designed to prevent undue risk by our traders. We require our traders to use fair value measurement tools. Our chief risk officer reviews our traders' positions and risk exposures by security, geographic, volume- and volatility-weighted and industry risk. Our internal audit department and external auditors conduct trading desk and risk management audits to ensure our risk management tools, policies and practices are in line with industry practices. Our chief risk officer communicates perceived risk exposures and general risk guidelines to both senior management regularly, and our Audit Committee at least quarterly to ensure a top-down risk-management process, because we believe that company-wide guidelines and review encourage decision-making that is in the best long-term interests of our Company and our stockholders as a whole. Our Audit Committee also directs internal audit reviews related to financial reporting, compliance and IT and monitors these risks through senior management and internal audit reports. Our Compensation Committee involves itself in the risk management process through membership of directors who serve on both the Audit Committee and Compensation Committee by using risk management as part of its decision making process in determining bonuses for our named executive officers and other trading, financial reporting and other personnel. For additional discussion of the Board's and its Committees' risk oversight, please see "Compensation Discussion & Analysis—Risk Assessment," on page 39 of this proxy statement. The composition and responsibilities of these Committees and our Nominating and Corporate Governance Committee is described in more detail below.

Audit Committee

Our Audit Committee oversees our financial reporting process and reports the results of its activities to our Board of Directors. Our Audit Committee reviews, acts on and reports to our Board of Directors with respect to various auditing, accounting, financial reporting, internal control, taxation, risk management practices and regulatory compliance matters. The Audit Committee, among other functions:

- has the sole authority to appoint, retain, terminate and determine the compensation of our independent auditor;
- monitors the qualifications, independence, performance and compensation of our independent auditor and approves professional services provided by the independent auditor;
- reviews with our independent auditor the scope and results of the audit engagement;
- reviews the activities and recommendations of our internal auditor;
- reviews legal, regulatory and compliance matters with internal and external counsel;
- administers complaints received by our Company or its Whistleblower Policy regarding accounting, internal accounting controls, or auditing matters;
- discusses our annual audited financial statements and quarterly financial statements with management and our independent auditors, including our disclosures under "Management's Discussion and Analysis of Financial Condition and Results of Operations."
- reviews our accounting policies, and risk assessment and management policies, control systems and compliance activities.

Our Audit Committee is currently composed of Katherine Elizabeth Dietze, Donald E. Kiernan and Stuart M. Robbins. Ms. Dietze is the Chair of our Audit Committee. Our Board of Directors has determined that both

Ms. Dietze and Mr. Kiernan are the "audit committee financial experts" as defined by Item 407(d) of Regulation S-K under the Securities Exchange Act of 1934. Our Board of Directors has also determined that each of the members of our Audit Committee is independent, or a "non-management director," within the meaning of applicable laws and the rules and regulations of the NYSE and the SEC.

We currently do not limit the number of audit committees on which our Audit Committee members may sit, but none of our Audit Committee members sits on more than two Audit Committees in addition to ours.

During 2009, our Audit Committee met nine times, including nine executive sessions outside the presence of our management.

A copy of our Third Amended and Restated Audit Committee Charter is available on our website at and is available in print without charge to any stockholder who requests a copy in writing.

Compensation Committee

The principal responsibilities of our Compensation Committee are to review and approve our goals and objectives with respect to the compensation of our executive officers, evaluate our executive officers' performance in light of those goals and objectives and set our executive officers' compensation based on such evaluation, review our overall compensation structure to determine whether we establish appropriate incentives for our executive officers and directors, and make recommendations to our Board of Directors with respect to the structure of our equity and incentive compensation plans and programs. The Compensation Committee also assists the Board in the fulfillment of its risk oversight responsibilities with respect to executive compensation, ensures that the compensation and benefits for senior management and the Board of Directors is fair and appropriate, is aligned with the interests of our stockholders and does not pose a risk to the financial health of our Company or its affiliates.

Our Compensation Committee is composed of Katherine Elizabeth Dietze, Donald E. Kiernan and Stuart M. Robbins. Mr. Robbins is the Chair of our Compensation Committee. Our Board of Directors has determined that each member of our Compensation Committee is independent, or a "non-management director," within the meaning of the applicable laws and rules and regulations of the NYSE and the SEC.

With respect to our compensation decisions for 2009, the Compensation Committee retained James F. Reda & Associates, LLC as its compensation consultant. No fees were paid to James F. Reda & Associates, LLC by our Company other than the fees they received in connection their retention by the Compensation Committee concerning their decisions on 2009 compensation.

During 2009, our Compensation Committee met four times, including four executive sessions outside the presence of our management, and executed one unanimous written consent in lieu of a meeting.

A copy of our Amended and Restated Compensation Committee Charter is available on our website at www.labranche.com and is available in print without charge to any stockholder who requests a copy in writing.

Nominating & Corporate Governance Committee

Our Nominating & Corporate Governance Committee identifies individuals qualified to become members of our Board of Directors and leads and oversees management in shaping our corporate governance structure in a manner that promotes our and our stockholders' best interests. Our Nominating & Corporate Governance Committee makes recommendations to our Board of Directors with respect to all corporate governance matters affecting us, annually reviews and assesses the adequacy of our Code of Conduct and Corporate Governance

Guidelines and any waivers of compliance with the Code of Conduct and Corporate Governance Guidelines (no waiver requests have been made), and recommends changes to the Board for approval and adoption as necessary or advisable. At times, our Nominating & Corporate Governance Committee has used executive search firms to find suitable director candidates. Our Nominating & Corporate Governance Committee would consider stockholder nominees (but has not to date received any such stockholder nominations). Please see "Stockholder Proposals" on page 57 of this proxy statement as to how stockholder proposals may be submitted.

Our Nominating & Corporate Governance Committee is composed of Katherine Elizabeth Dietze, Donald E. Kiernan and Stuart M. Robbins. Mr. Kiernan currently is the Chairman of our Nominating & Corporate Governance Committee. Our Board of Directors has determined that each member of the Nominating & Corporate Governance Committee is independent, or a "non-management director" within the meaning of the requirements of the NYSE.

During 2009, our Nominating & Corporate Governance Committee met three times.

A copy of our Amended and Restated Nominating & Corporate Governance Committee Charter is available on our website at www.labranche.com and is available in print without charge to any stockholder who requests a copy in writing.

Corporate Governance Guidelines

The Board of Directors has adopted our Amended and Restated Corporate Governance Guidelines (the "Guidelines") to address significant corporate governance issues. The Guidelines provide a framework for our corporate governance system and cover such topics as director qualifications and Board composition, director compensation, evaluation of our Chief Executive Officer and director orientation and continuing education. The Nominating & Corporate Governance Committee is responsible for annually reviewing the Guidelines and reporting and recommending to the Board changes to the Guidelines as necessary or advisable. In 2009, following a review of the Corporate Governance Guidelines by the Nominating & Corporate Governance Committee, the committee recommended no changes to our Corporate Governance Guidelines. We will post on our website any amendments to or waivers of the provisions of our Corporate Governance Guidelines applicable to any of our directors and executive officers. A copy of our Amended and Restated Corporate Governance Guidelines is available on our website at www.labranche.com and is available in print without charge to any stockholder who requests a copy in writing.

Code of Conduct

We have adopted an Amended and Restated Code of Conduct (the "Code of Conduct") designed to help directors, officers (including senior financial officers) and employees resolve ethical issues that arise in the conduct of their duties. Our Code of Conduct applies to all of our directors, officers and employees, including our Chief Executive Officer, Chief Financial Officer, Corporate Controller and any other employee performing similar functions. Our Code of Conduct covers such topics as conflicts of interest, insider trading, full, fair, accurate, timely and understandable disclosure in our public filings and communications, compliance with applicable governmental laws, rules and regulations, accountability for adherence to our Code of Conduct and the prompt internal reporting of violations of our Code of Conduct. The "Conflicts of Interest" section of our Code of Conduct includes a prohibition of, and a process to notify our Nominating & Corporate Governance Committee if, our Company is engaged in any transactions or relationships of related parties of our senior executives, directors or other employees. In 2009, following a review of the Code of Conduct by the Nominating & Corporate Governance Committee, the Committee recommended no changes to our Code of Conduct. A copy of our Amended and Restated Code of Conduct is available on our website at www.labranche.com and is available in print without charge to any stockholder who requests a copy in writing.

We will post on our website any amendments to or waivers of the provisions of our Code of Conduct applicable to any of our directors and executive officers. We also have an anonymous Whistleblower Policy, which has been made a part of, and is incorporated by reference into, our Code of Conduct. The Whistleblower Policy is available to report any perceived noncompliance with our Corporate Governance Guidelines or Code of Conduct or any federal, state or self-regulatory organization statutes, rules and regulations.

Director Nomination Process

Our Nominating & Corporate Governance Committee is responsible for recommending to our Board of Directors nominees for election as Directors. In selecting nominees, and when considering the Board and its committees, each as a whole, our Nominating & Corporate Governance Committee seeks to maintain a balance of business experience, diversity and interpersonal skills, thereby maximizing the effectiveness of the Board and each of its committees. In assessing a candidate's qualifications, our Nominating & Corporate Governance Committee considers such factors as the following:

- whether the candidate has demonstrated broad business judgment and leadership;
- management experience at a senior policy-making level in one or more functional areas of a major public company;
- familiarity with relevant regulatory issues or specific industry knowledge;
- business creativity and vision;
- a demonstrable personal commitment to our and our stockholders' interests;
- ability and desire to invest time and effort on a consistent basis;
- awareness of, and perspective on, relevant current business issues;
- diversity of relevant experience, expertise, age, race and gender, which is considered along with all the other factors listed, and given no greater or lesser weight;
- prior participation in Board and committee deliberations; and
- absence of an over-commitment to other business activities or the requirements of boards of other companies.

Our Nominating & Corporate Governance Committee does not set specific, minimum qualifications that nominees must meet to be recommended to the Board, but instead believes that each candidate must be evaluated on his or her individual merits, taking into account our needs as a company and the needs of our stockholders. Members of the Nominating & Corporate Governance Committee, under the leadership of the committee's Chair, discuss and evaluate possible candidates in detail, and suggest individuals to explore in more depth. At times, our Nominating & Corporate Governance Committee has used executive search firms to find suitable director candidates. In addition, our Nominating & Corporate Governance Committee also will consider candidates submitted by our stockholders. Stockholders can suggest qualified candidates for our Board by writing to our Secretary at LaBranche & Co Inc., 33 Whitehall Street, New York, NY 10004. Submissions will be forwarded to the Chair of our Nominating & Corporate Governance Committee for further review and consideration.

Communications with our Board

Any stockholder who wishes to contact our Board of Directors, our Lead Director or any other member of our Board should direct written correspondence to our Secretary at LaBranche & Co Inc., 33 Whitehall Street, New York, NY 10004. The Secretary will forward such communications to our Board or the specified individual Board member to whom the communication is directed.

Compensation Committee Interlocks and Insider Participation

No member of our Compensation Committee has been an employee of ours. None of our executive officers serves as a member of the Board of directors or the Compensation Committee of any other entity that has one or more executive officers serving as a member of our Board or our Compensation Committee.

PROPOSAL NO. 2—APPROVAL OF THE LABRANCHE & CO INC. 2010 EQUITY INCENTIVE PLAN

The Board of Directors adopted the LaBranche & Co Inc. 2010 Equity Incentive Plan on January 14, 2010 (the "2010 Equity Incentive Plan"), subject to approval of our stockholders. The 2010 Equity Incentive Plan is intended to provide equity-based compensation incentives to eligible personnel of our Company and its subsidiaries and affiliates in order to attract, retain and motivate such personnel and to further align the interests of such personnel with those of our stockholders. As approved by our Board of Directors, up to 4,500,000 shares of our common stock are available for grant under the 2010 Equity Incentive Plan, which, as described below, is approximately equivalent to the number of shares that were left available for grant upon termination of our 1999 Equity Incentive Plan when it terminated in August 2009. The full text of the 2010 Equity Incentive Plan is attached to this Proxy Statement as Appendix A. Our 1999 Equity Incentive Plan expired in August 2009 and the proposed 2010 Equity Incentive Plan is designed to replace our 1999 Equity Incentive Plan and contains essentially the same material terms as the 1999 Equity Incentive Plan. The following description of the material features of the 2010 Equity Incentive Plan is qualified in its entirety by reference to the text of the 2010 Equity Incentive Plan. If approved by shareholders, the 2010 Equity Incentive Plan will become effective immediately.

Our compensation program contemplates potential grants of equity-based incentives to officers, directors, employees (including prospective employees), consultants and other individuals who may perform services for our Company and its subsidiaries and affiliates, as the Compensation Committee may select. Currently, we have three independent directors, five named executive officers and approximately 120 other employees who are eligible to participate in the 2010 Equity Incentive Plan by virtue of their being employees and/or directors. There are currently no consultants or other individuals who perform services for us that are entitled to participate in the Plan.

The amounts or types of benefits, if any, that may be granted under this proposed new 2010 Equity Incentive Plan to our named executive officers or any other employee (other than automatic grants to our independent directors for attendance of Board and committee meetings, as set forth below) has not been and cannot be determined at this time.

As disclosed on page 48 of this proxy statement, each of our three independent directors—Ms. Dietze and Messrs. Kiernan and Robbins—received an award of 21,626 shares, 21,626 shares and 22,491 shares, respectively, of our common stock under the proposed new 2010 Equity Incentive Plan. Like the Plan itself, these grants are subject to stockholder approval of the Plan. If the stockholders do not approve the Plan at the Annual Meeting, Ms. Dietze and Messrs. Kiernan and Robbins will receive the cash in lieu of the stock of $62,500, $62,500 and $65,000, based on their attendance of meetings in 2009, at the rate of $2,500 per Board and Committee meeting attended.

In recent years, equity-based incentives granted by us to our employees have been in the form of restricted stock awards granted under our 1999 Equity Incentive Plan. Prior to 2003, equity awards were in the form of RSUs and non-qualified stock options granted under the terms of the 1999 Equity Incentive Plan that have expired by their terms (although certain stock option awards may remain outstanding until January 17, 2012). The 1999 Equity Incentive Plan and its amendments were approved by our stockholders. When our 1999 Equity Incentive Plan expired in August 2009, we had approximately 4,253,595 shares remaining available for grant out of the 7,687,500 total shares authorized for grant under the plan, and an additional 231,329 RSUs were forfeited in 2009 and 2010 under the 1999 Plan due to employee terminations. The composition of outstanding awards and shares available for grant under our prior equity incentive plans for employees and directors as of April 1, 2010, are as follows:

	Stock Options Outstanding[1]	Unvested Restricted Stock Units Outstanding	Shares remaining available for grant at Termination of 1999 Plan
1999 Equity Incentive Plan	325,000	490,185	4,253,595

1 All stock option awards are fully vested. Total weighted average exercise price is $35.00 and weighted average remaining contractual life is 1.8 years. The 1999 Equity Incentive Plan terminated in August 1999, and no further awards may be made under such plan. An additional 231,329 RSUs were forfeited in 2009 and 2010 under the 1999 Plan due to employee terminations after the plan terminated.

Approval of the 2010 Incentive Plan by our stockholders will not affect the rights of participants with respect to any outstanding restricted stock or stock option awards previously granted under the 1999 Equity Incentive Plan.

Beginning in 2010, we plan to grant restricted stock units, which upon vesting, the participant will receive one share of our common stock in exchange for each restricted stock unit. During the vesting period, the holder of a restricted stock unit will not enjoy the right to vote the underlying unvested shares of common stock or to receive dividend payments. We believe that restricted stock units afford more flexibility in structuring performance-based awards, which is an integral part of our equity-based compensation program. Other distinctions between the award types are discussed below.

Stockholder Approval Requirements

Internal Revenue Code Section 422. Section 422 of the Internal Revenue Code (the "Code") provides, among other requirements, that stockholders approve plans providing for the award of incentive stock options in order for such awards to qualify as incentive stock options under the Code. Although we do not at this time intend to award incentive stock options to executives or other key employees, the approval of the 2010 Incentive Plan by stockholders will qualify any such incentive stock options under Code Section 422 in the event that, in the future, we determine that incentive stock options should become part of our executive compensation strategy.

NYSE Corporate Governance Standards. Companies, like ours, whose securities are listed on the New York Stock Exchange ("NYSE"), are required to comply with the requirements of the NYSE's listing standards to maintain that listing. Among other requirements, and subject to certain exceptions that do not apply to the 2010 Equity Incentive Plan, NYSE-listed companies must obtain stockholder approval for any "equity-compensation plan," which is defined to include any plan or other arrangement that provides for the delivery of equity securities of the listed company to any employee, director, or other service provider as compensation for services. Accordingly, we are seeking stockholder approval of the 2010 Equity Incentive Plan as required by the NYSE listing standards.

If the stockholders fail to approve the 2010 Equity Incentive Plan, the 2010 Equity Incentive Plan will not become effective. In such an event, we will have no equity incentive plan by which we can grant equity-based compensation awards to our directors, officers and employees and by which we believe we can further align their interests with those of our stockholders.

Administration

The 2010 Incentive Plan will be administered by our Compensation Committee. The Compensation Committee consists of not less than three of our directors, all of whom are "outside" directors, as defined in Section 162(m) of the Code, and "non-employee" directors, as defined in Rule 16b-3 under the Securities Exchange Act of 1934 (the "1934 Act"). Compensation Committee members serve at the pleasure of our Board of Directors.

The Compensation Committee will have full power to interpret and administer the 2010 Equity Incentive Plan and full authority to select each individual to whom awards will be granted (each, a "participant") and to determine the type and amount of awards to be granted, the consideration (if any) to be paid for such awards, the timing of such awards, and the other terms and conditions of awards granted under the Plan.

The Compensation Committee will also have the authority to adopt, alter, change, and repeal such rules, regulations, guidelines, and practices governing the 2010 Equity Incentive Plan, to interpret the terms and provisions of the plan and any award issued under the plan (and related award agreements), to our direct employees or other advisors to prepare such materials or perform such analyses as the Compensation Committee deems necessary or appropriate, and otherwise to supervise the administration of the 2010 Equity Incentive Plan.

Eligibility

Participants under the 2010 Equity Incentive Plan may include directors, officers and other employees of our Company and its subsidiaries and affiliates (but excluding members of the Compensation Committee and any other person who serves only as a director) who are responsible for or contribute to the management, growth or profitability of the business of the company, our subsidiaries or affiliates ("eligible persons"). "Affiliate" includes any entity (other than our Company and its subsidiaries) that is designated by the Board of Directors as a participating employer under the 2010 Equity Incentive Plan.

Notwithstanding the foregoing, automatic awards of unrestricted shares of our common stock will be made to members of our Board of Directors who are not employees of, or consultants to, the our Company. Each of our non-employee directors shall, in lieu of receiving cash payment of any attendance fees payable for Board or committee meetings attended by such director during each calendar year, be entitled to receive, promptly following the completion of such calendar year, the number of unrestricted shares of common stock (rounded up to the nearest whole number) determined by dividing the aggregate amount of attendance fees otherwise payable to him or her for such calendar year by the shall be the closing sales price of a share of our common stock on the first trading day of the calendar year following the calendar year on which the meetings were attended.

To the extent any equity-based compensation was granted between the date of Board approval of the 2010 Equity Incentive Plan (January 14, 2010), including the automatic grants of unrestricted shares to our non-management Board members for their attendance of Board and committee meetings in 2009, the vesting of those shares (including the delivery of the shares to non-management directors for their attendance of 2009 meetings) will not occur until after the 2010 Equity Incentive Plan is approved by our stockholders.

Stock Subject to the Plan

Four million five hundred shares of our common stock are reserved and available for awards under the 2010 Equity Incentive Plan, and the maximum number of shares of stock available (but not reserved) for awards of incentive stock options is also 4,500,000. Any stock issued under the 2010 Incentive Plan may consist of authorized and unissued shares or treasury shares. The closing price of our common shares on the New York Stock Exchange on April 1, 2010, was $5.11 per share.

If any stock subject to any award granted under the 2010 Equity Incentive Plan is forfeited, or an award otherwise terminates or expires without the issuance of stock, the stock that is subject to such award will again be available for distribution in connection with future awards under the 2010 Equity Incentive Plan.

In the event of any merger, reorganization, consolidation, recapitalization, share dividend, share split, reverse share split, combination of shares, or other change in the corporate or capital structure of the company affecting our shares of common stock, to prevent dilution or enlargement of rights, an appropriate substitution or adjustment will be made in (1) the aggregate number of shares of stock reserved for issuance under the 2010 Equity Incentive Plan, (2) the maximum number of shares or units that may be subject to awards granted under the 2010 Equity Incentive Plan to any eligible person during any calendar year or other period, (3) the number and option exercise price of shares subject to outstanding options or stock appreciation rights granted under the plan, (4) the number of shares subject to restricted stock awards granted under the plan, and (5) the number of restricted stock units granted under the plan. The number of shares subject to any award of restricted stock, stock options, or stock appreciation rights will always be a whole number, and any fractional shares will be eliminated.

No participant may be granted awards under the 2010 Incentive Plan with respect to an aggregate of more than 500,000 shares of stock (subject to the adjustments described above) during any calendar year.

Terms Applicable to All Awards

Subject to the provisions of the 2010 Equity Incentive Plan, awards may be granted to eligible persons at any time and from time to time as determined by the Compensation Committee. The Compensation Committee will determine the individuals to whom, and the time or times at which, grants of awards will be made; the number of shares of restricted stock, restricted stock units, stock options, or other interests to be awarded to each eligible person; the price (if any) to be paid by the eligible person and any other restrictions applicable to, such awards; and the other terms and conditions of such awards in addition to those set forth in the 2010 Equity Incentive Plan.

All awards granted under the 2010 Equity Incentive Plan will be subject to the following provisions and will contain such additional provisions as the Compensation Committee deems advisable:

- The participant must accept the award by executing an award agreement (the terms of which will be determined by the Compensation Committee), delivering an executed copy of the award agreement to us, and paying the required purchase price (if any).
- Awards may include either time-based awards. Time-based awards will vest, and all restrictions thereon will terminate, upon the lapse of a period of time specified by the Compensation Committee at the time of grant, provided all other conditions to vesting have been met.
- Subject to the provisions of the 2010 Equity Incentive Plan and related award agreement, during the period commencing on the date of the award and expiring on the date on which all conditions to vesting of such award have been satisfied (the "restriction period"), a participant will not be permitted to sell, transfer, pledge, assign, or otherwise encumber such award, or the stock, units, or other interests subject to such award, other than by will or the laws of descent and distribution. Subject to these limitations, the Compensation Committee may provide for the lapse of such restrictions and conditions to vesting in installments. The provisions of awards need not be the same with respect to each participant.
- Unless otherwise determined by the Compensation Committee, if a participant's employment by our Company or any subsidiary or affiliate terminates for any reason other than death or a "disability" (each discussed below), all awards held by such participant that are unvested or subject to restriction at the time of such termination will be forfeited.

Restricted Stock Unit Awards

Subject to the provisions of the 2010 Equity Incentive Plan, restricted stock units may be awarded to eligible persons at any time and from time to time as determined by the Compensation Committee. Restricted stock units awarded under the plan will be subject to the following provisions and such additional provisions as the Compensation Committee deems desirable:

- No instruments or certificates evidencing restricted stock units will be issued, but records of all awards will be maintained by us or our designee.
- The participant will not have the right to vote the shares represented by restricted stock units prior to the vesting of such units.
- The participant will not have the right to receive any dividends on shares represented by restricted stock units prior to the vesting of such units.
- If a participant's employment by our Company or any subsidiary or affiliate terminates by reason of death or disability, any restricted stock units held by such participant at the time of death or disability will vest

Restricted Stock Awards

Subject to the provisions of the 2010 Incentive Plan, restricted stock may be awarded to eligible persons at any time and from time to time as determined by the Committee. Restricted stock awarded under the Plan will be subject to the following provisions, and such additional provisions as the Committee deems desirable:

- Each participant receiving a restricted stock award will be issued a stock certificate in respect of such shares of restricted stock. Such certificate will be registered in the name of such participant, and will bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such award. The stock certificate evidencing such shares of restricted stock will be delivered to and held by us, or our designee, until the restrictions on such shares lapse or any conditions to the vesting of such award are satisfied. However, at our option, any shares of restricted stock awarded to any participant may be issued and held in book entry form. In such event, no stock certificates evidencing such shares will be issued and the applicable restrictions will be noted in the records of our transfer agent and in the book entry system.
- Except as provided otherwise in the 2010 Equity Incentive Plan or the award agreement, the participant will have, with respect to the shares of restricted stock awarded, all of the rights of a stockholder of our Company, including the right to vote the stock and the right to receive any dividends or other distributions on such shares. However, the Compensation Committee may determine, with respect to any award of restricted stock, that cash dividends or other distributions declared on the restricted stock will not be paid or distributed immediately, but will be subject to all the terms and conditions regarding vesting, restrictions and forfeiture that apply to the shares of restricted stock to which such dividends or distributions relate. In each such instance, the Compensation Committee will also determine at the time of the award all necessary or appropriate details concerning such delayed dividends and distributions. Stock dividends issued with respect to restricted stock will be treated as additional shares of restricted stock that are subject to the same restrictions and other terms and conditions, including vesting and forfeiture provisions, that apply to the shares with respect to which such dividends are issued.

If a participant's employment by our Company or any subsidiary or affiliate terminates by reason of death or disability, then any award of restricted stock held by such participant at the time of death will vest and any restrictions will lapse after such termination.

Stock Option Awards

Stock options may be granted under the 2010 Equity Incentive Plan to eligible persons as determined by the Compensation Committee. The Compensation Committee will have the authority to grant to participants incentive stock options, non-qualified stock options, or a combination of both types of options, subject to the requirements of the plan. Incentive stock options are stock options intended to satisfy the requirements of Section 422 of the Code or any successor to Section 422. Non-qualified stock options are stock options that do not qualify as incentive stock options. Stock options granted under the 2010 Equity Incentive Plan will be subject to the following requirements and will contain such additional provisions, not inconsistent with the terms of the plan, as the Compensation Committee deems desirable:

- The option exercise price per share of stock purchasable under a non-qualified stock option will be determined by the Compensation Committee and will be not less than 100% of the fair market value of the stock on the date of grant. The option exercise price per share of stock purchasable under an incentive stock option will be determined by the Compensation Committee and will be not less than 100% of the fair market value of the stock at the date of grant (or 110% of the fair market value of the stock at the date of grant in the case of a participant who at the date of grant owns more than ten percent of the total combined voting power of all classes of stock of the company or our subsidiary corporations (as determined under Sections 424(d), (e) and (f) of the Code) (a "10% participant").

- The option term will be determined by the Compensation Committee and may not exceed ten years from the date the option is granted (or, five years in the case of an incentive stock option awarded to a 10% participant).
- Stock options will be exercisable subject to the requirements determined by the Compensation Committee. If any stock option is exercisable only in installments or only after a specified vesting date, the Compensation Committee may accelerate or waive, in whole or in part, such installment exercise provisions or vesting date, at any time at or after grant based on such factors as the Compensation Committee determines, provided such action would not result in the loss of any exemption under Rule 16b-3 of the 1934 Act.
- Stock options may be exercised in whole or in part, at any time after vesting during the option term, by providing appropriate notice to us and payment in full of the option exercise price of the shares of stock for which the option is exercised, in cash or by check or by such other instrument or arrangement as the Compensation Committee may approve. Unless otherwise determined by the Compensation Committee, payment, in full or in part, of the option price of incentive stock options and non-qualified stock options may be made in the form of unrestricted stock which has been owned by the participant for more than six (6) months, valued at the fair market value of the stock on the date the option is exercised.
- A participant will not have rights to dividends or any voting or other rights of a stockholder with respect to any stock subject to an option until the participant gives appropriate notice of exercise, has paid in full for such shares, has given, if requested by our Company, a representation that he or she is acquiring the stock without any intent to distribute it, and such shares are issued to the participant.
- All stock options will be exercisable during the participant's lifetime only by the participant or, if the participant is unable to exercise an option as a result of the participant's disability, by his or her authorized legal representative.
- If a participant's employment by our Company or any subsidiary or affiliate terminates by reason of death or disability, then any award of stock options held by him or her may be exercised after such termination, to the extent such option was exercisable at the time of death or would have become exercisable within one year from the time of death or disability had the participant continued to fulfill all conditions of the option during such period (or on such accelerated basis as the Compensation Committee may determine), by the estate of the participant for a period of one year (or such other period as the Compensation Committee may specify) from the date of the participant's death, subject to certain restrictions. The balance of the award, if any, will be forfeited.

Unless otherwise determined by the Compensation Committee, if a participant's employment by our Company or any subsidiary or affiliate terminates for any reason other than death, disability or for cause, all stock options held by the participant will immediately terminate, except that, as to any option installment that was exercisable at the time of termination, the option may be exercised at any time on or before the earlier of sixty (60) days after the date of such termination or the applicable expiration date of the award.

Incentive Stock Options. Only employees of our Company or a subsidiary will be eligible to receive incentive stock options. An incentive stock option will be exercisable by (1) a participant's authorized legal representative (if the participant is unable to exercise the incentive stock option as a result of the participant's disability) only if, and to the extent, permitted by Code Section 422 and Section 16 of the 1934 Act, and the rules and regulations under Code Section 422 and Section 16, and (2) by the participant's estate, in the case of death, or authorized legal representative, in the case of disability, no later than ten (10) years from the date the incentive stock option was granted (or five years in the case of a 10% participant) (in addition to any other restrictions or limitations that may apply). Regardless of any provisions in the 2010 Equity Incentive Plan to the contrary, no provision of the plan relating to incentive stock options may be interpreted, amended or altered, nor may any discretion or authority granted under the plan be exercised, so as to disqualify the Plan under Code Section 422, or, without the consent of the participant(s) affected, to disqualify any incentive stock option under such Section 422 or any successor to Section 422.

Stock Appreciation Right Awards

Stock appreciation rights may be granted alone, in addition to or in tandem with other awards granted under the 2010 Equity Incentive Plan or cash awards made outside of the plan. In the case of an award of stock appreciation rights relating to an award of non-qualified stock options, such rights may be granted either at or after the time of the grant of the related non-qualified stock options. In the case of incentive stock options, such rights may be granted in tandem with incentive stock options only at the time of the grant of such incentive stock options and exercised only when the fair market value of the stock subject to the option exceeds the exercise price of the option.

Stock appreciation rights issued in tandem with stock options ("tandem SARs") will terminate and will cease to be exercisable upon the termination or exercise of the related stock option, subject to such provisions as the Compensation Committee may specify if a stock appreciation right is granted with respect to less than the full number of shares of stock subject to the related stock option.

All stock appreciation rights granted under the 2010 Equity Incentive Plan will be exercised, subject to the provisions below, in accordance with the procedures established by the Compensation Committee for such purpose. Upon such exercise, the participant will be entitled to receive an amount determined in the manner described below and in the award agreement.

Stock appreciation rights granted under the 2010 Equity Incentive Plan will be subject to the following provisions and will be subject to such additional provisions, not inconsistent with the provisions of the plan, as the Compensation Committee deems desirable:

- Tandem SARs will be exercisable only at such time(s) and to the extent that the stock options to which they relate are exercisable in accordance with the provisions of the plan governing stock options and stock appreciation rights. Stock appreciation rights granted separately from stock options ("freestanding SARs") will be exercisable as the Compensation Committee determines.
- Upon the exercise of a stock appreciation right, a participant will be entitled to receive an amount in cash or shares of stock, as determined by the Compensation Committee, equal in value to the excess of the fair market value of one share of stock on the date of exercise of the stock appreciation right over (1) the option price per share specified in the related stock option in the case of tandem SARs, which price will be fixed no later than the date of grant of the tandem SARs, or (2) the price per share specified in the related award agreement in the case of freestanding SARs, which price will be not less than the fair market value of the stock on the date of grant, multiplied by the number of shares of stock in respect of which the stock appreciation right will have been exercised. The Compensation Committee will have the right to determine the form of payment (i.e., cash, stock, or any combination of cash and stock) and to approve any election by the participant to receive cash, in whole or in part, upon exercise of the stock appreciation right. When payment is made in stock, the number of shares of stock to be paid will be calculated on the basis of the fair market value of the stock on the date of exercise. Notwithstanding the foregoing, the Compensation Committee may limit the appreciation in value of any stock appreciation right at any time prior to exercise.
- Upon the exercise of a tandem SAR, the related stock option must also be exercised at the same time.
- The Compensation Committee may grant "limited" stock appreciation rights, which are freestanding SARs that become exercisable only in the event of a "change in control" (as defined below), subject to such requirements as the Compensation Committee may specify. Limited stock appreciation rights will be settled solely in cash.

- Stock appreciation rights will not be transferable by the participant other than by will or by the laws of descent and distribution, and all stock appreciation rights will be exercisable, during the participant's lifetime, only by the participant or, subject to the provision below, by his or her authorized legal representative if the participant is unable to exercise a stock appreciation right as a result of the participant's disability.

Unless varied by the Compensation Committee, stock appreciation rights will be subject to the same provisions (as described above) that apply to stock options in the situations where a participant's employment terminates by reason of death or otherwise, or where we buy out a previously granted option (but only if the stock appreciation right is not under water), except that the provisions applicable to any stock appreciation right held by a participant that is subject to Section 16 of the 1934 Act may not be varied in a manner that would cause the exercise or cancellation of such stock appreciation right to fail to qualify for any applicable exemption provided by Rule 16b-3 under the 1934 Act.

Right of Recoupment

We have the right to recoup performance-based awards to any employee, including senior executive officers and officers, that have previously vested or been paid in certain circumstances. This policy applies to all cash incentives, equity incentives, restricted stock/units, options (vested or unvested), or other retention amounts under any plan or arrangement sponsored by our Company. If our Board or an appropriate Committee of the Board determines that, as a result of an act of embezzlement, fraud, breach of fiduciary duty, or other misconduct, a restatement either directly or indirectly of our financial statements, or a significant write-off not in the ordinary course affecting our financial statements, the senior officer, officer or other employee has received more compensation than would have been paid absent the embezzlement, fraud, misconduct, write-off or incorrect financial statement, the Board or Committee, in its discretion, shall take such action as it deems necessary or appropriate to address the events that gave rise to the embezzlement, fraud, misconduct, write-off or restatement and to prevent its recurrence.

The Board or Committee may require reimbursement of the after-tax portion of any cash compensation awarded to such senior executive officer, officer or other employee or cancel unvested restricted stock or outstanding stock option awards previously granted to such senior executive officers, officers or employees in the amount by which such performance-based compensation awarded to them exceeded any lower payment that would have been made taking into account the effect of the fraud, misconduct, write-off or restated financial results. In addition, the Board or Committee may also seek to recoup any after tax gains realized in respect of equity based compensation, including stock options and restricted stock/units regardless of when issued. Such recovery, at the Board or Committee's discretion, may be made by lump sum payment, installment payments, credits against unvested awards made under the plan, credits against future bonus or other incentive payments or awards, or other appropriate mechanism. We have this right of recoupment whether or not the employee in question was at fault or responsible for causing the embezzlement, fraud, misconduct, write-off or restatement in question. We believe this provision provides a strong risk mitigation incentive for our senior executive officers and other employees.

Change in Control Provision

A "change in control" is defined by the 2010 Equity Incentive Plan to mean a change in the ownership of our Company, a change in effective control of our Company, or a change in the ownership of a substantial portion of our Company's assets, each as defined in Code Section 409A. Under Code Section 409A, a change in control is generally deemed to occur if any of the following occurs:

- change in ownership is considered to be the acquisition of over 50% of our fair market value or total voting power by a person or persons acting as a group.
- during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board of Directors, and any new director (other than a director designated by a person

who has entered into an agreement with us to effect a change in control transaction whose election by the Board or nomination for election by our stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved but excluding for this purpose any such new director whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or person other than the Board, cease for any reason to constitute at least a majority of the Board.

- our stockholders of approve a plan or agreement for the sale or disposition of all or substantially all of our assets (other than such a sale or disposition immediately after which such assets shall be owned directly or indirectly by our stockholders in substantially the same proportions as their ownership of the common stock immediately prior to such sale or disposition).

Unless otherwise provided in the applicable award agreement, in the event of a merger, consolidation, mandatory share exchange or other similar business combination of our Company with or into any other entity, a spin-off of an entity, or any transaction in which another person or entity acquires all our issued and outstanding common stock, or all or substantially all the assets of our Company , outstanding awards may be assumed or an equivalent award may be substituted by the person or entity or a parent or subsidiary of the person or entity.

To the extent any such award constitutes deferred compensation under Code Section 409A, the required distribution to any "specified employee" as defined under Code Section 409A may not occur until six (6) months and one (1) day after the applicable vesting date.

Amendments and Termination

Our Board of Directors may amend, supplement, alter, or discontinue the 2010 Equity Incentive Plan at any time, but no such action will impair the rights under any award previously granted under the 2010 Equity Incentive Plan without the participant's consent. We will submit to our stockholders, for their approval, any amendments to the plan that are required, either by law or the rules and regulations of any governmental authority or any stock exchange upon which the stock is then traded, to be approved by stockholders. Our shares of common stock are currently traded on the NYSE.

Subject to changes in law or other legal requirements that would permit otherwise, the 2010 Equity Incentive Plan may not be amended without the approval of the stockholders, to (1) increase the total number of shares of stock that may be issued under the 2010 Equity Incentive Plan or to any individual during any calendar year (except for adjustments described above), (2) permit the granting of stock options or stock appreciation rights with option exercise prices lower than 100% of the fair market value of the stock on the date of the grant, or permit the Compensation Committee to reduce the exercise price of previously issued and outstanding stock options or stock appreciation rights, (3) modify the 2010 Equity Incentive Plan's eligibility requirements, or (4) increase the number of shares that may be awarded in the form of incentive stock options.

The Compensation Committee, at any time, may amend the terms of any outstanding award, but no such amendment will be made that would: (1) impair the rights under an award previously granted without the participant's consent; (2) in the case of any award of a stock option or stock appreciation right, reduce the exercise price relating to such award or, in any other case, reduce the purchase price (if any) of the stock which is subject to an outstanding award; (3) make the applicable exemptions provided by Rule 16b-3 under the 1934 Act unavailable to any participant that is subject to Section 16 of the 1934 Act and holds an award, without the participant's consent; or (4) with respect to any award subject to the restrictions on deferred compensation under Code Section 409A, result in a modification of the timing or form of payment of such compensation under such award except to the extent permitted by Code Section 409A and the regulations under Section 409A.

Subject to the above provisions, our Board of Directors will have all necessary authority to amend the 2010 Equity Incentive Plan to take into account changes in applicable securities and tax laws and accounting rules, as well as other developments.

Federal Income Tax Consequences of the 2010 Equity Incentive Plan

The following is a brief summary of the general Federal income tax consequences of transactions under the 2010 Equity Incentive Plan based on Federal income tax laws in effect as of April 1, 2010. This summary is not intended to be exhaustive and does not describe any foreign, state, or local tax consequences.

Tax Treatment of Restricted Stock Units. In general, a participant has no income with respect to a restricted stock unit until a share is distributed upon the vesting of a unit. On that date, the participant has ordinary income in an amount equal to the fair market value of the share received. The participant's tax basis in the share received is the amount included in his or her income, and the participant's holding period in the share commences on the day after receipt of the share. Upon disposition of the share, the participant will recognize short-term or long-term gain or loss equal to the difference between the amount realized and his or her basis in the share.

In general, we are entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is reported for tax purposes by the participant, provided the company satisfies applicable withholding and reporting requirements. The amount of our deduction may be limited under Section 162(m) of the Code if a covered employee's non-performance-based compensation exceeds $1 million in such year.

Tax Treatment of Restricted Stock. Unless a participant makes an election under Code Section 83(b), restricted stock awards are not included in his or her income until the award vests. At vesting, the participant is taxed at ordinary income rates on the fair market value of the stock on the vesting date. Upon disposition of such a share, the participant will recognize short-term or long-term gain or loss equal to the difference between the amount realized and the fair market value of the share on the vesting date.

Within 30 days of receipt of a restricted stock award, a participant may elect, under Code Section 83(b), to include in ordinary income on the date of receipt of the restricted stock the fair market value of the stock (without taking into account any restrictions other than those which by their terms never lapse) reduced by the amount, if any, that he or she pays for the stock. Upon disposition of a share for which such an election has been made, the participant will recognize short-term or long-term gain or loss equal to the difference between the amount realized and the fair market value of the stock on the grant date.

In general, we are entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is reported for tax purposes by the participant, provided the company satisfies applicable withholding and reporting requirements. The amount of the deduction may be limited under Code Section 162(m) if a covered employee's non-performance-based compensation exceeds $1 million in any year.

Tax Treatment of Stock Options. Non-Qualified Stock Options. For stock options that are non-qualified stock options with an exercise price equal to or greater than the fair market value of the common shares on the date of grant, generally: (1) no income is realized by the participant at the time the option is granted; (2) upon exercise of the option, the participant realizes ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of exercise over the option exercise price paid for the shares; and (3) upon disposition of the shares received upon exercise of the option, the participant recognizes, as either short-term or long-term capital gain or loss, depending upon the length of time that the participant has held the shares, a gain or loss equal to the difference between the amount realized and the fair market value of the shares on the date of exercise. The participant's tax basis is equal to the sum of the purchase price of the shares and the amount of income, if any, recognized upon the exercise of such option.

With respect to the exercise of a non-qualified stock option and the payment of the option price by the delivery of shares of common stock previously owned by the participant, the participant will still realize ordinary income in an amount equal to the excess, if any, of the fair market value of the shares on the date of the exercise over the option exercise price paid for the shares, but with respect to the shares that are surrendered to pay the option exercise price, the following will apply. If the number of shares of common stock received by the participant does not exceed the number of shares surrendered, no taxable income will be realized by the participant at that time, the tax basis of the common stock received will be the same as the tax basis of the common stock surrendered, and the holding period of the participant in the common stock received will include his holding period in the common stock surrendered. If the number of shares of common stock received exceeds the number of shares surrendered, ordinary income will be realized by the participant at the time in the amount of the fair market value of such excess common stock, the tax basis of such excess common stock will be such fair market value, and the holding period of the participant in such common stock will begin on the date such common stock is transferred to the participant.

In general, we are entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is reported for tax purposes by the participant, provided the company satisfies applicable withholding and reporting requirements. Generally, stock options with an option exercise price equal to or greater than the fair market value on the date of grant are generally treated as performance-based compensation; consequently, such stock options are normally not subject to the deduction limits relating to non-performance-based compensation under Code Section 162(m).

Incentive Stock Options. No taxable income is realized by the participant upon the grant or exercise of an incentive stock option. If common stock is issued to a participant pursuant to the exercise of an incentive stock option, and if no disqualifying disposition of such common stock is made by such participant within two years after the date of grant or within one year after the transfer of such shares to the participant, then (1) upon the sale of such common stock, a long-term capital gain or loss will be realized in an amount equal to the difference between the option price and the amount realized by the participant, and (2) no deduction will be allowed to the participant's employer (i.e., the company) for Federal income tax purposes.

If common stock acquired upon the exercise of an incentive stock option is disposed of prior to the expiration of either holding period described above, generally (1) the participant realizes ordinary income in the year of disposition in an amount equal to the excess (if any) of the fair market value of the shares on the date of exercise (or, if less, the amount realized on the disposition of the shares) over the option price paid for such shares, and (2) the participant's employer will be entitled to deduct any such amount if we satisfy certain Federal withholding or reporting requirements. Any further gain (or loss) realized (i.e., the difference between the amount realized and the fair market value of the shares on the date of exercise, in the case of a gain, or the option price, in the case of a loss) by the participant will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction for the employer.

For the purposes of computing a participant's alternative minimum tax, the excess of the fair market value of the common stock at the time of exercise over the option price is an item of tax preference (unless there is a disposition of the shares acquired upon exercise of an incentive stock option in the taxable year of exercise) which may, under certain circumstances, result in an alternative minimum tax liability to the participant.

With respect to the exercise of an incentive stock option and the payment of the option price by the delivery of common stock, if the number of shares received does not exceed the number of shares surrendered, no taxable income will be realized by the participant at that time; the tax basis of the common stock received will be the same as the tax basis of the common stock surrendered and the holding period (except for purposes of the one-year period referred to above) of the participant in the common stock received will include his holding period in the shares surrendered. If the number of shares of common stock received exceeds the number of shares surrendered, no taxable income will be realized by the participant at that time, such excess common stock will be considered incentive stock option stock with a zero basis, and the holding period of the participant in such shares will begin on the date such shares are transferred to the participant. If the common stock surrendered were acquired as the result of the exercise of an incentive stock option and the surrender takes place within two years from the date of the option or one year after the transfer of common stock to the participant, the surrender will result in the realization of ordinary income by the participant at that time in the amount of the excess, if any, of the fair market value on the date of exercise of the common stock surrendered over the option price of such shares. If any of the shares of common stock received are transferred by the participant, the participant will be treated as having first disposed of the shares with a zero basis.

Tax Treatment of Stock Appreciation Rights. For stock appreciation rights, generally: (1) no income is realized by the participant at the time the stock appreciation right is granted; (2) upon exercise of the stock appreciation right, the participant realizes ordinary income in an amount equal to the cash received or the fair market value of the shares received on the date of exercise; and (3) upon disposition of the shares, if any, received upon exercise of the stock appreciation right, the participant recognizes either short-term or long-term capital gain or loss, depending upon the length of time that the participant has held the shares, equal to the difference between the amount realized and the fair market value of the shares on the date of exercise.

In general, we are entitled to a deduction equal to the amount included in the participant's ordinary income in the year in which such amount is reported for tax purposes by the participant, provided the company satisfies applicable withholding and reporting requirements. Stock appreciation rights with a price per share equal to or greater than the fair market value on the date of grant are generally treated as performance-based compensation; consequently, such stock appreciation rights are normally not subject to the deduction limits relating to non-performance-based compensation under Code Section 162(m).

Term of Plan

No award will be granted pursuant to the 2010 Equity Incentive Plan on or after January 14, 2020, but awards granted prior to such date may extend beyond that date, subject to the terms of the 2010 Equity Incentive Plan and any applicable award agreement.

Other Benefit Plans for Executives and Other Key Employees

We maintain other benefits and plans to compensate and reward executives and other key employees in addition to their regular salaries. Each such employee has the potential to earn an annual cash bonus, is eligible to participate in our 401(k) plan and may participate in the health and other employee benefit plans that are generally available to regular employees of our Company who satisfy minimum requirements. Further information concerning certain of our executive compensation program can be found under "Compensation Discussion and Analysis," beginning on page 38 of this proxy statement.

Vote Required for Approval

The affirmative vote of the holders of a majority of the shares of our common stock present in person or represented by proxy and entitled to vote at the Annual Meeting is required to approve the 2010 Equity Incentive Plan. An abstention from voting on this matter will be treated as "present" for purposes of determining the presence or absence of a quorum, but it will have the practical effect of a vote against this proposal because the abstention results in one less vote for such proposal. Broker non-votes are not treated as a "vote" for or against the approval of the 2010 Equity Incentive Plan, and thus will not have any impact on the outcome of the vote on this proposal.

OUR BOARD OF DIRECTORS DEEMS THE APPROVAL OF THE NEW 2010 EQUITY INCENTIVE PLAN TO BE IN OUR AND OUR STOCKHOLDERS' BEST INTERESTS AND RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

PROPOSAL NO. 3—APPROVAL OF OUR NEW SENIOR EXECUTIVE BONUS PLAN

Since 2003, we have maintained two separate bonus compensation plans—the LaBranche & Co Inc. Senior Executive Bonus Plan, which was approved by our stockholders at the 2003 Annual Meeting of Stockholders and subsequently amended in 2006 (the "Existing Senior Plan"), and the LaBranche & Co Inc. Annual Incentive Plan. We implemented the Existing Senior Plan to enable us to pay bonus amounts to our Chief Executive Officer and other officers that qualify for the exception to the $1.0 million annual deduction limitation under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), for "performance-based compensation." The Annual Incentive Plan provides for the payment of incentive compensation to our managing directors and other key employees who do not participate in the Existing Senior Plan, as determined by the Compensation Committee. The Existing Senior Plan operates in conjunction with our Annual Incentive Plan, in that the aggregate bonus payment that can be made under both plans for any fiscal year cannot exceed 30% of our "Pre-Tax Income," as defined in the plans, for such fiscal year.

On March 19, 2010, our Compensation Committee recommended, and our Board of Directors unanimously approved, subject to stockholder approval, a new Senior Executive Bonus Plan (the "New Senior Plan") to replace the Existing Senior Plan. The New Senior Plan is described in detail below. In order to assure that bonuses paid under the New Senior Plan will qualify for the exception for "performance-based compensation" under Section 162(m), we are submitting the proposed New Senior Plan for approval by our stockholders.

In the event our stockholders do not approve the New Senior Plan, the Existing Senior Plan will remain in full force and effect. If the New Senior Plan is approved by our stockholders, the Existing Senior Plan will be terminated and replaced by the New Senior Plan with effect as of March 19, 2010 and applicable to the full year ending December 31, 2010.

Notwithstanding the above, we continue to reserve our right to pay our executive officers, including participants in the Existing Senior Plan as proposed to be amended, amounts which may or may not be deductible under Section 162(m) of the Code, including bonus amounts which are paid independent of either plan.

Summary of Existing Senior Plan

Under the Existing Senior Plan, at the beginning of each fiscal year performance period, our Compensation Committee selects the executive officers who will participate in the Existing Senior Plan during that fiscal year performance (each, a "fiscal period"). Those executive officers who are selected by our Compensation Committee as participants in the Existing Senior Plan for a fiscal period may not participate in our Annual Incentive Plan for the same fiscal period. Subject to our Compensation Committee's discretion to reduce or eliminate any bonus payable under the Existing Senior Plan, each participant is eligible to receive for each fiscal period a bonus equal to 5% of our Pre-Tax Income, as defined in the Existing Senior Plan, during such fiscal period. In no event, however, may the aggregate amount paid under the Existing Senior Plan and the Annual Incentive Plan with respect to any fiscal year exceed an aggregate of 30% of our Pre-Tax Income for such fiscal year. The bonuses payable under the Existing Senior Plan were payable in cash and/or equity in the discretion of the Compensation Committee, with any equity grants in lieu of cash to be made under the terms of our Equity Incentive Plan(s). To date, all bonuses payable under the Existing Senior Plan have been made in cash.

Performance Periods—The Existing Senior Plan enables our Compensation Committee to establish separate "performance periods," as defined under the plan, that are based on our performance over a whole fiscal year or portions of a fiscal year. These "performance periods" may run consecutively or concurrently. Under the Existing Senior Plan, in order to comply with Section 162(m) of the Internal Revenue Code, our Compensation Committee will be required to establish each performance period prior to the earlier of (1) the 90th day after the commencement of the performance period or (2) the date on which 25% of the performance period has elapsed (the "establishment date"). In January 2009, our Compensation Committee established that the performance periods for 2009 were (a) the first two fiscal quarters of 2009 and (b) the full fiscal year of 2009.

Participation—The Existing Senior Plan requires our Compensation Committee to select the participants for each performance period no later than the establishment date for that performance period. Under the Existing Senior Plan, our five named executive officers were participants.

Bonus Amounts—The Existing Senior Plan provides for payment of bonus amounts based on our performance over each performance period (*e.g.*, for 2009, the first two fiscal quarters and the full fiscal year), rather than only based on our performance for the full fiscal year. As proposed, there will be an automatic reduction for any amount previously paid under the plan (in cash and/or equity-based awards) to a participant with respect to any prior performance period ending during the same fiscal year. In addition, the Existing Senior Plan defines "Pre-Tax Income," as our net income before taxes for each performance period as reported on our consolidated financial statements for the relevant performance period plus the bonus compensation accruals made by us for that performance period, ***excluding*** (1) amounts expensed as a result of the amortization of equity-based awards granted to any individual at any time, (2) amounts expensed as a result of the amortization of grants of equity-based awards granted in connection with any acquisition, (3) losses related to the impairment of goodwill, other intangible assets, and exchange memberships, (4) any restructuring expenses, (5) gains or losses on the extinguishment of any of our debt, (6) gains on the restructuring of our debt or other liabilities, (7) gains or losses that are the direct result of major casualties or natural disaster, (8) non-cash gains or losses with respect to the shares of NYSE Euronext, Inc. stock we acquired, and continue to hold, in connection with the consummated mergers between the NYSE and Archipelago Holdings, Inc. and between NYSE Group, Inc. and Euronext, and (9) any other expenses, losses, income or gains that are separately disclosed and are unusual in nature or infrequent in occurrence.

Payment of Bonus Amount; Deferral. The Existing Senior Plan also requires cash bonuses under the plan to be paid no later than the 15th day of the third month after the end of a fiscal year. This provision ensured that annual bonus amounts will not be treated as deferred compensation under new Section 409A of the Code. Our historic practice has been to pay out cash bonuses before such date.

Summary of Material Features of the New Senior Plan.

The New Senior Plan was adopted by our Board of Directors on March 19, 2010 and the participants under this Plan are our five named executive officers. The purpose of the Bonus Plan is to motivate and reward short-term officer performance through the payment of cash award amounts based upon performance to pre-established metrics. Under the New Senior Plan, each named executive officer's incentive opportunity is based upon the level of achievement of our Company's and individual performance metrics established by the Compensation Committee. Eligibility under the New Senior Plan is limited to "covered employees' within the meaning of Section 162(m)(4) of the Code and the underlying Treasury Regulations, and such other employees as determined by the Compensation Committee in its discretion. The bonuses payable under the New Senior Plan are payable in cash and/or equity in the discretion of the Compensation Committee, with any equity grants in lieu of cash to be made under the terms of our proposed 2010 Equity Incentive Plan.

Performance Goals under the New Senior Plan shall be based on any of the following business criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Compensation Committee may determine: (a) sales or revenue; (b) earnings per share; (c) measurable achievement in quality, operation and compliance initiatives; (d) objectively determinable measure of non-financial operating and management performance objectives; (e) net earnings (either before or after interest, taxes, depreciation and amortization); (f) economic value-added (as determined by the Committee); (g) net income (either before or after taxes); (h) operating earnings; (i) cash flow (including, but not limited to, operating cash flow and free cash flow); (j) cash flow return on capital; (k) return on net assets; (l) return on stockholders' equity; (m) return on assets; (n) return on capital; (o) stockholder returns, dividends and/or other distributions;

(p) return on sales; (q) gross or net profit margin; (r) productivity; (s) expenses; (t) gross or net margins; (u) operating efficiency; (v) customer satisfaction; (w) working capital; (x) debt; (y) debt reduction; (z) price per share of stock; (aa) market share; (bb) completion of acquisitions; dispositions and start-up activities; (cc) business expansion; (dd) product diversification; (ee) new or expanded market penetration and (ff) book value. The foregoing criteria shall have any reasonable definitions that the Compensation Committee may specify, which may include or exclude any or all of the following items, as the Committee may specify: (pp) extraordinary, unusual or non-recurring items; (qq) effects of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (rr) effects of currency fluctuations; (ss) effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); (tt) expenses for restructuring, productivity initiatives or new business initiatives; (uu) impairment of tangible or intangible assets; (vv) litigation or claim judgments or settlements; (ww) non-operating items; (xx) acquisition expenses; (yy) discontinued operations; and (zz) effects of assets sales or divestitures. Any such business criterion or combination of such criteria may apply to the Covered Employee's bonus opportunity in its entirety or to any designed portion or portions of the bonus opportunity, as the Compensation Committee may specify.

Following the completion of a performance period, the Compensation Committee will review the performance of the participating officers against the established performance goals. Cash bonus awards are then paid after the Compensation Committee has determined the extent to which the performance goals have been achieved. The New Senior Plan allows the Compensation Committee to reduce but not increase the amount of an award that is otherwise payable to a participant upon achievement of the performance goals. The New Senior Plan specifies that payments will be in a lump-sum, and will be made no later than the date that is two and one-half months following the close of the calendar year in which such bonus was earned. The Code requires that the New Senior Plan contain a limit on the amount any one officer may receive in order for bonuses to be tax deductible to our Company. The maximum bonus that can be paid to any officer under the New Senior Plan is $10 million.

Although the New Senior Plan provides for a bonus formula to determine a maximum bonus payable, the Compensation Committee reserves the right to use its negative discretion to reduce the amount actually paid to each participant under the plan, as was the case in the Existing Senior Plan. Under the Existing Senior Plan, our Compensation Committee has always used its negative discretion to reduce the amounts actually paid to the participants under the plan.

No award intended to qualify as performance-based compensation for purposes of Section 162(m) may be paid for 2010 and thereafter under the New Senior Plan unless and until our stockholders have approved the New Senior Plan in a manner which complies with the shareholder approval requirements of Section 162(m).

Interest of Certain Directors and Executive Officers in Proposal No. 3

The Compensation Committee has selected our five named executive officers, who are Messrs. LaBranche, Hayward, Burke, McCutcheon and Gray, as participants in the Existing Senior Plan and the New Senior Plan for 2010 and, unless and until otherwise determined by the Compensation Committee, for each performance period commencing thereafter.

Each of Messrs. LaBranche, Hayward, Burke, McCutcheon and Gray is an executive officer and each of Messrs. LaBranche and Hayward is a director. Messrs. LaBranche, Hayward, Burke, McCutcheon and Gray collectively beneficially own 5,385,064 shares of our common stock, constituting approximately 12.5% of the outstanding shares of our common stock. As a result of the stockholders' agreement referred to in "Beneficial Ownership of Common Stock by Certain Stockholders and Management," Messrs. LaBranche, Hayward and James G. Gallagher, a former director and executive officer, may be deemed to beneficially own an aggregate of 7,040,769 shares of our common stock, constituting approximately 16.3% of the outstanding shares of our common stock, due to a stockholders agreement.

The amounts or types of benefits, if any, that may be granted under this proposed new Senior Executive Bonus Plan to our named executive officers or any other employee has not been, and cannot be, determined at this time.

VOTE REQUIRED

The affirmative vote of a majority of the votes cast is required for the approval of the New Senior Plan. Abstentions will have the practical effect of a vote against this proposal. Broker non-votes are not treated as a "vote" for or against this proposal and thus will not have any impact on the outcome of the vote on this proposal.

OUR BOARD OF DIRECTORS DEEMS THE APPROVAL OF THE NEW SENIOR EXECUTIVE BONUS PLAN TO BE IN OUR AND OUR STOCKHOLDERS' BEST INTERESTS AND RECOMMENDS A VOTE "FOR" THIS PROPOSAL.

DIRECTORS AND EXECUTIVE OFFICERS

Our directors and executive officers are as follows:

Name	Age	Position
Michael LaBranche	54	Chairman, Chief Executive Officer and President
Alfred O. Hayward, Jr.	62	Director and Executive Vice President; Chief Executive Officer of LaBranche & Co. LLC
Katherine Elizabeth Dietze	52	Director
Donald E. Kiernan	69	Director
Stuart M. Robbins	66	Director
William J. Burke, III	55	Chief Operating Officer
Jeffrey A. McCutcheon	45	Senior Vice President and Chief Financial Officer
Stephen H. Gray	39	General Counsel and Corporate Secretary

Michael LaBranche has been our Chairman, Chief Executive Officer and President since our initial public offering in August 1999. Mr. LaBranche joined our Company as a trader in 1977, and has served as Chairman of the Management Committee of LaBranche & Co. LLC since 1996 and as a member of the Management Committee of LaBranche & Co. LLC since 1988.

Alfred O. Hayward, Jr. has been our Executive Vice President and a member of our Board of Directors since our initial public offering in August 1999. In November 2003, Mr. Hayward became Chief Executive Officer of our LaBranche & Co. LLC subsidiary. Mr. Hayward was a specialist with LaBranche & Co. LLC from 1983 to 2005 and has served as a member of the Management Committee of LaBranche & Co. LLC since 1994. He currently sits on the NYSE Arbitration Panel and is involved with NYSE education programs. Mr. Hayward currently serves as Secretary/Treasurer of the Buttonwood Foundation and has also served as the Chairman of the NYSE's Allocation Committee.

Katherine Elizabeth Dietze has been a member of our Board of directors since January 2007. Ms. Dietze spent over 20 years in the financial services industry prior to her retirement in 2005. From 2003 to 2005, Ms. Dietze was Global Chief Operating Officer for Credit Suisse First Boston. From 1996 to 2003, she was a Managing Director in Credit Suisse First Boston's Telecommunications Group. Prior to that, Ms. Dietze was a Managing Director and Co-Head of the Telecommunications Group in Salomon Brothers Inc's Investment Banking Division. Ms. Dietze began her career at Merrill Lynch Money Markets after which she moved to Salomon Brothers Inc to work on money market products and later became a member of the Debt Capital Markets Group. Ms. Dietze is a member of the board of directors and chairs the compensation committee of Matthews International Corporation, a designer, manufacturer and marketer of memorialization products and brand solutions.

Donald E. Kiernan has been a member of our Board of Directors since March 2003. Mr. Kiernan was Senior Executive Vice President and Chief Financial Officer of SBC Communications Inc. from October 1993 until his retirement in August 2001. From 1990 to October 1993, he served as Vice President of Finance for SBC Communications Inc. Mr. Kiernan is a Certified Public Accountant and was an accountant and partner of Arthur Young & Company and its successor firm, Ernst & Young LLP for more than 20 years. Mr. Kiernan currently serves on the board of directors Health Management Associates, Inc., and has served in the past on the boards of directors and chaired the audit committees of MoneyGram International, Inc. and Seagate Technology.

Stuart M. Robbins has been a member of our Board of Directors since January 2007. Mr. Robbins spent 33 years in the investment banking industry prior to his retirement in 2000. From 1994 to 2000, Mr. Robbins served as Managing Director of Global Equities and as a member of the Board of Directors of Donaldson, Lufkin & Jenrette. From 1987 to 1994, he was Managing Director and Director of Research for DLJ. While at DLJ, he was also Chair of DLJ International (Equities), Chair of Autranet and a member of DLJ's Executive Committee.

Mr. Robbins also represented DLJ, as a Director of First Call, one of Wall Street's leading information providers. Since 2000, Mr. Robbins has participated in various business, consulting and charitable activities, including services as Chair of the Board of Directors of SoundView Technology Group, an independent research provider specializing in technology research, from 2002 to 2004, leading up to its merger with Charles Schwab. Mr. Robbins also served as a Director of Archipelago Holdings, a leading electronic securities exchange, from its initial public offering through its merger with the New York Stock Exchange in March 2006. Mr. Robbins also currently serves as a member of the board and executive committee of the Blanchette Rockefeller Neurosciences Institute, a non-profit institute dedicated to the study of both memory and memory disorders. Before 1987, Mr. Robbins was a research analyst and retail industry specialist and was designated an Institutional Investor All Star analyst for 10 consecutive years.

William J. Burke, III has been our Chief Operating Officer since April 2006 and became the Chief Executive Officer of our LaBranche Financial Services, LLC subsidiary in February 2010. From January 2003 to April 2006, Mr. Burke served as the Chief Executive Officer of our LaBranche Financial Services, Inc. subsidiary and served as our Corporate Secretary from August 1999 to April 2006. Mr. Burke also served as the director of business development and director of risk management of our LaBranche & Co. LLC subsidiary from October 1999 to January 2003. From 1991 to 1996, Mr. Burke was the managing partner of W.J. Burke & Co. LLC, a registered market-maker on the NYSE, and was a sole-proprietor specialist on the NYSE from 1989 to 1991. Prior to 1989, Mr. Burke was a vice president of Salomon Brothers. Mr. Burke is a director of the *Kenyon Review*, a journal of culture and literature.

Jeffrey A. McCutcheon has been our Senior Vice President and Chief Financial Officer since April 2006. Mr. McCutcheon served as LaBranche's Director of Taxes and Special Projects from September 2002 to January 2005. He has been the chairman of the Company's Sarbanes-Oxley Act steering committee since January 2003. From May 1995 to January 2002, Mr. McCutcheon was the General Manager of Taxation and a consultant at DaimlerChrysler N.A., and from April 1992 to May 1995, he was a Financial Reporting Manager at Mercedes-Benz USA. From 1986 to April 1992, Mr. McCutcheon was an auditor with the public accounting firm Crowe Horwath, LLP. Mr. McCutcheon is a Certified Public Accountant and a member of the American Institute of Certified Public Accountants, the Wall Street Tax Association and the Financial Executives International.

Stephen H. Gray has been our General Counsel since May 2004 and has been our Corporate Secretary since April 2006. From May 2004 to April 2006, Mr. Gray was our Assistant Corporate Secretary. From June 1998 to May 2004, Mr. Gray was a corporate and securities attorney at the law firm Fulbright & Jaworski L.L.P. in New York, New York, specializing in securities offerings, mergers and acquisitions and general corporate reporting for public and private companies, including LaBranche & Co Inc. since April 2000. From January 1996 to June 1998, he was a corporate and securities attorney at the law firm Brock, Silverstein & McAuliffe, LLC, in New York, New York.

There are no family relationships among any of our directors and executive officers.

EXECUTIVE AND DIRECTOR COMPENSATION

Compensation Discussion and Analysis

Compensation Objectives and Procedures

The Compensation Committee oversees the design, development and implementation of our compensation program for our Chief Executive Officer, our Chief Financial Officer and our three other named executives and for all of our other employees. We believe that compensation should be directly tied to our success in achieving an increase in the value of our stockholders' investment. Our compensation program is designed to be competitive and thereby attract, retain and reward capable employees who contribute to the attainment of this goal, as well as underscore the importance of integrity and adherence to sound principles of corporate governance. It is also our policy that compensation must fairly reflect our financial performance, our risk management and exposure and the performance of the individual. We evaluate our executive officers based on their impact on our financial performance, commitment to regulatory compliance, risk management, leadership qualities, length of service and dedication to the enhancement of stockholder value. The Compensation Committee meets in connection with the setting of salaries of our named executive officers and the determination of bonuses and other compensation-related matters, including, without limitation, approving grants of share-based compensation, if any, under our equity incentive plan. It also meets at the request of senior management in order to consider compensation issues brought to the Committee's attention.

We rely heavily on the industry experience, knowledge, skills, integrity and leadership of our management team and key employees. The main elements of compensation, discussed in more detail in "—Compensation Components and Decisions Regarding 2009 Compensation" include:

- Base salary;
- Cash bonuses, historically payable mid-year and at year end based on our performance and an assessment of the individual's contributions; and
- Equity incentive compensation in the form of restricted stock units ("RSUs") that may or may not be granted in a particular year. The award of RSUs is contingent on the individual's performance and also takes into consideration the person's then-current equity ownership. RSUs are subject to vesting schedules that require continued employment on each vesting date to obtain the underlying shares.

We have a 401(k) defined contribution plan but no other pension plan or defined benefit plan. We have no long-term performance or other deferred compensation programs. As with our other employees, our named executive officers are reimbursed for certain accountable business expenses and receive no perquisites.

Senior management establishes the salaries, bonuses and equity incentive plan grants, if any, for all employees other than our named executive officers, and the Compensation Committee approves the aggregate amount to be paid to employees other than our named executive officers. Senior management recommends the amount of salaries, bonuses and equity incentive plan grants, if any, for our named executive officers (other than Mr. LaBranche), and our Compensation Committee reviews and makes determinations concerning the recommendations in executive session without named executive officers present. Mr. LaBranche's compensation is determined by the Compensation Committee without a recommendation by Mr. LaBranche or management, based solely on an assessment of Mr. LaBranche's performance by the Compensation Committee. Mr. LaBranche consults with members of the Compensation Committee in determining the amounts of bonuses to recommend for the named executive officers other than him. Mr. LaBranche attends and participates in the meetings of the Compensation Committee during which goals, performance measures and general targets are discussed, all of which could affect his compensation for the period being discussed, but does not provide the Compensation Committee with any advice or suggestions with respect to the compensation award to him.

Retention of Compensation Consultant by Compensation Committee

With respect to our compensation decisions for 2009, the Compensation Committee retained James F. Reda & Associates, LLC as its compensation consultant. No members of our senior management met with the compensation consultant in connection with our 2009 year-end bonus decisions. The Chair of the Compensation Committee met with the compensation consultant in directing the consultant on their activities. The Compensation Committee as a whole also met with the compensation consultant, without members of management present, and reported on year-end compensation and informed the compensation consultant on Mr. LaBranche's recommendations with respect to the compensation of our named executive officers (other than himself). No fees were paid to James F. Reda & Associates, LLC by our Company other than the fees they received in connection with the report on executive compensation made to the Compensation Committee concerning their decisions on 2009 compensation.

Risk Assessment

Our Board believes that risk management is an integral part of its responsibilities and discusses risks related to our business and business strategy at nearly all of our Board, Audit Committee and Compensation Committee meetings, including with respect to our major risk exposures, their potential impact on our Company, and the steps we take to manage those risk exposures.

The financial services industry generally rewards trading personnel based on their profitability, and we likewise reward profitability. Recognizing this, we have developed risk management tools designed to prevent undue risk by our traders. We require our traders to use fair value measurement tools. Our chief risk officer reviews our traders' positions and risk exposures by security, geographic, volume- and volatility-weighted and industry risk. Our internal audit department and external auditors conduct trading desk and risk management audits to ensure our risk management tools, policies and practices are in line with industry practices. Our chief risk officer communicates perceived risk exposures and general risk guidelines to both senior management regularly, and our Audit Committee at least quarterly to ensure a top-down risk-management process, because we believe that company-wide guidelines and review encourage decision-making that is in the best long-term interests of our Company and our stockholders as a whole. Our Audit Committee also directs internal audit reviews related to financial reporting, compliance and IT and monitors these risks through senior management and internal audit reports. Our Compensation Committee involves itself in the risk management process through membership of directors who serve on both the Audit Committee and Compensation Committee by using risk management as part of its decision making process in determining bonuses for our named executive officers and other trading, financial reporting and other personnel. The multi-year vesting of our equity awards and our stock ownership guidelines properly account for the time horizon of risk for those employees who receive equity compensation as part of their compensation package. As discussed previously on page 27 of this proxy statement, we have adopted a recoupment policy that enables us to recoup previously awarded and/or vested performance-based awards for any employee under certain circumstances, including but not limited to embezzlement, fraud, breach of fiduciary duty, or other misconduct, a restatement either directly or indirectly of our financial statements or a significant write-off not in the ordinary course affecting our financial statements. We believe this provision provides a strong risk mitigation incentive for our senior executive officers and other employees. With these controls in place, and the strong oversight roles played by our Board, Audit Committee and Compensation Committee, we do not believe our compensation arrangements excessively incentivize our personnel to take undue risks that may cause material harm to our Company.

Compensation Components and Decisions Regarding 2009 Compensation

The components of our compensation program are set forth below in more detail:

Base Salary. Mr. LaBranche's annual salary is $750,000, Messrs. Hayward's and Burke's salaries are $600,000, Mr. McCutcheon's salary is $350,000 and Mr. Gray's salary is $300,000. Our Compensation Committee set these salaries in January 2007 to be more in line with financial services industry salaries, based on the Compensation Committee's belief that base salaries should comprise a larger part (compared with bonuses) of these individuals' compensation in light of the changes our business has undergone in recent years, and based on the executives' years of experience with us, the jobs these individuals perform and the responsibilities we have asked them to assume. These amounts are not capped, but cannot be changed without the approval by the Compensation Committee. The Compensation Committee made no changes to these salaries in 2009.

Annual Bonus. Our Senior Executive Bonus Plan for 2009 and Annual Incentive Plan are intended to compensate officers for achieving our business objectives and for achieving individual annual performance objectives. Our Senior Executive Bonus Plan in place for 2009 provided for cash bonuses and/or equity incentive awards to our named executive officers in the amount of 5% of our "Pre-Tax Income," as defined below. As discussed above in "Proposal No. 3—Approval of The LaBranche & Co Inc. Senior Executive Bonus Plan," on March 19, 2010, our Board of Directors approved a new LaBranche & Co Inc. Senior Executive Bonus Plan, subject to stockholder approval at the Annual Meeting, which is expected to apply to our named executive officers commencing for our 2010 fiscal year, which, if approved by our stockholders will replace the Senior Executive Bonus Plan that existed for our 2009 fiscal year. There are no individual performance goals set for our named executive officers by our Compensation Committee, although their individual performance for each year is considered by the Compensation Committee in using its negative discretion to reduce the formulaic bonuses paid to them under the Senior Executive Bonus Plan. Our Annual Incentive Plan for our other officers, managing directors and key employees provides for the payment of bonuses to those employees based on the same definition of "Pre-Tax Income" as the Senior Executive Bonus Plan. The maximum amount payable under both plans for 2009 was an aggregate of 30% of our "Pre-Tax Income."

Our Senior Executive Bonus Plan for 2009 and Annual Incentive Plan thus relied on the attainment of prescribed financial goals in setting the compensation of our named executive officers, and include formulas to determine compensation, but the Compensation Committee has discretion to increase or reduce the amounts paid under these bonus formulas. In the event the Compensation Committee increases the bonuses of any of our named executive officers to an amount above the Senior Executive Bonus Plan formula, we are required to publicly disclose the increase and would lose tax deductibility with respect to any amounts of the bonus exceeding $1,000,000.

The following is a summary of the material terms of the Senior Executive Bonus Plan, as it applied to 2009 compensation of our named executive officers.

Performance Periods—Our Compensation Committee established "performance periods," which are based on our performance over a whole fiscal year or portions of a fiscal year, and are established within the first 90 days of the year and within the first 25% of any other performance period. Our 2009 performance periods were the first two fiscal quarters of 2009 and the full fiscal year of 2009. These performance periods were selected in accordance with industry practice and our historical bonus payment schedules of mid-year and year-end.

Participation—The Senior Executive Bonus Plan required our Compensation Committee to select the participants for each performance period no later than the date the performance period is established. For 2009, the participants in the Senior Executive Bonus Plan were our named executive officers, Messrs. LaBranche, Hayward, Burke, McCutcheon and Gray.

Bonus Amounts—Bonus payments under our Senior Executive Bonus Plan and Annual Incentive Plan for 2009 were based on our performance over each applicable performance period. For the full-year performance period, the amount payable was reduced automatically for amounts previously paid under the plan for any prior performance period in the same fiscal year. Under the Senior Executive Bonus Plan, the bonus formula for each of our named executive officers in 2009 was 5% of our "Pre-Tax Income" which is defined as our net income before taxes for each performance period, plus the bonus accruals made during 2009, *excluding* (1) amounts expensed as a result of the amortization of equity-based awards granted to any individual at any time, (2) amounts expensed as a result of the amortization of grants of equity-based awards granted in connection with any acquisition, (3) losses related to the impairment of goodwill, other intangible assets, and exchange memberships, (4) any restructuring expenses, (5) gains or losses on the extinguishment of any of our debt, (6) gains on the restructuring of our debt or other liabilities, (7) gains or losses that are the direct result of major casualties or natural disaster, (8) non-cash gains or losses with respect to the shares of NYSE Group stock we received in the NYSE/Archipelago merger and retained following the 2007 merger of NYSE Group, Inc. and Euronext, and (9) any other expenses, losses, income or gains that we separately disclose in public filings and are outside the ordinary course of our business or infrequent events. Our Annual Incentive Plan governed bonuses payable to our other executive officers, managing directors and key employees. As stated above, the aggregate maximum amount payable under our Senior Executive Bonus Plan and Annual Incentive Plan could not exceed 30% of our Pre-Tax Income for a given performance period.

We historically have reduced the 5% bonus amounts provided for under the Senior Executive Bonus Plan in different amounts for each named executive officer in order to provide room under our Annual Incentive Plan to appropriately compensate our other officers and key employees, to provide continuity of the compensation of our named executive officers in relation to historical compensation, to reflect their individual performance and different positions with our Company and/or to reinvest our cash in the operations of our business for future periods.

In connection with its 2009 year-end bonus determination, the Compensation Committee considered, among other things, the salary and bonus histories of each of our senior executives, each of our key businesses' performance during 2009 and substantial losses generated by us in 2009 (as described more fully below), the better years (compared to 2008) experienced by other financial services companies in 2009 and the resulting competition for talented individuals in the financial services industry due to increased compensation in 2009, the fact that we have continued to reduce costs, and the fact that unrealized gains or losses on our NYX shares are excluded from "Pre-Tax Income" calculation under our incentive plans (because the non-cash losses in the value of NYX shares do not affect our generation of cash). The Committee also considered our stock price, which continues to be below the Company's residual value, the impact the value of NYX shares has had on our stock price, and the decline in our stock price resulting from industry reasons unrelated to individual performance.

Our 2009 "Pre-Tax Income" calculation under the Senior Executive Bonus Plan resulted in a loss. Accordingly, the 5% maximum payment under the Senior Executive Bonus Plan provided for no bonuses to be paid to our named executive officers under the terms of the Senior Executive Bonus Plan. This calculation is set forth in the table below:

	2009	2008
Pre-tax net (loss)/income (1)	$(135,960,305)	$(118,812,431)
Unrealized non-cash loss on NYX shares	1,726,179	181,405,399
RSU expense	(1,486,836)	3,860,187
Restructuring expenses	321,489	1,156,090
Bonus accrual/expense (1)	9,092,004	92,017,198
Impairment of goodwill and stocklist	87,569,794	—
Loss on extinguishment of Company debt	(762,434)	5,762,977
Losses on casualties	—	—
Other items unusual in nature	—	—
Pre-Tax Income as defined	$ (39,500,109)	$ 165,389,420
Maximum individual 5% award	$ (1,975,005)	$ 8,269,471

(1) The amount of pre-tax net (loss)/income does not include bonus accruals made throughout the year based on estimated bonuses that we anticipate paying in connection with the our performance for the year. Thus, bonus accruals are added back to pre-tax (loss)/income in determining "Pre-Tax Income" as defined in the Senior Executive Bonus Plan.

Accordingly, Michael LaBranche, the Chairman, Chief Executive Officer and President of the Company, Alfred O. Hayward, Jr., the Chief Executive Officer of LaBranche & Co. LLC and Executive Vice President of the Company, and William J. Burke, III, the Chief Operating Officer of the Company, received no bonus compensation for the year ended December 31, 2009. Despite the fact that no bonuses were payable under the terms of the Senior Executive Bonus Plan, the Compensation Committee, however, authorized the payment of year-end cash bonuses of $115,000 to each of the Jeffrey A. McCutcheon, our Senior Vice President and Chief Financial Officer, and Stephen H. Gray, our General Counsel and Corporate Secretary, for the fiscal year ended December 31, 2009. The amounts paid to Messrs. McCutcheon and Gray, were in addition to mid-year bonuses awarded to them on July 31, 2009 in the amounts of $35,000 each. No mid-year bonuses were awarded to Messrs. LaBranche, Hayward and Burke.

In determining the bonuses for Messrs. McCutcheon and Gray, the Compensation Committee considered the valuable and substantial contributions Messrs. McCutcheon and Gray had made to our Company in 2009, the importance to us of retaining and incentivizing Messrs. McCutcheon and Gray, the fact that Messrs. McCutcheon and Gray, as Chief Financial Officer and General Counsel, respectively, unlike Messrs. LaBranche, Hayward and Burke, are not responsible for the profit-generating aspects of our business and have not in the past shared in our upside successes to the same degree as Messrs. LaBranche, Hayward and Burke, and an analysis prepared by consultants retained by the Compensation Committee comparing our compensation structure to those of companies in the financial services industry of similar size as us.

Board Approval of New Senior Executive Bonus Plan to Apply to 2010 and Thereafter

On March 19, 2010, our Board of Directors adopted approved a new Senior Executive Bonus Plan to replace the Senior Executive Bonus Plan that was in place for 2009 and prior years. The new Senior Executive Bonus Plan is subject to the approval of our stockholders at the Annual Meeting. For a complete discussion of the new Senior Executive Bonus Plan, please see "Proposal No. 3—Approval of Our New Senior Executive Bonus Plan—Summary of Material Features of the New Senior Plan," on page 33 of this Proxy Statement. In determining to adopt the new Senior Executive Bonus Plan, the Compensation Committee determined that the former Senior Executive Bonus Plan did not represent management's, or the Board's or Compensations Committee's thinking about our Company going forward in light of the significant capital and operational restructuring that we underwent in the first quarter of 2010 given current economic and market conditions and, particularly in light of 2010 goals. The Compensation Committee believes that "Pre-Tax Income," as defined in the former Senior Executive Bonus Plan, is no longer the only appropriate measure to determine the success or failure of our Company, and that there are other more important measures to set goals for, and judge, senior management's and our Company's performance. The Compensation Committee also determined that it is in the best interests of our Company and its stockholders to provide a more flexible framework under which the Compensation Committee can set goals for the Company and carry out its philosophy that compensation of our named executive officers should be aligned with the increase of stockholder value, which can change from year to year.

Under the new Senior Executive Bonus Plan for 2010, the Compensation Committee determined that an increase in Book Value, which is tied to the conservation of capital and returning value to our stockholders, is the appropriate measure to set goals and determine bonus compensation for our named executive officers. Therefore, in March 2010, the Compensation committee set an increase in book value per share as the performance metric under which bonuses will be determined, with a maximum bonus payable to each named executive officer of up to $10,000,000, if the maximum goals are met by our Company. As has been the case historically, our Compensation Committee has always used its negative discretion to reduce the maximum bonuses payable under our Senior Executive Bonus Plan, when bonuses were, in fact, payable under the plan.

For example, although no bonuses were payable for 2009 under our former Senior Executive Bonus Plan (and none of Messrs. LaBranche, Hayward and Burke received any bonus compensation for 2009), as disclosed in our 2009 Proxy Statement, Mr. LaBranche's 2008 bonus compensation was reduced by 49.3% from the amount allowable under the Senior Executive Bonus Plan, and our remaining named executive officers' 2008 bonuses were reduced by an average of approximately 90.3% from the amounts allowable under the plan. Similarly, in 2007, the Compensation Committee reduced our named executive officers' 2007 year-end bonuses by an average of approximately 63.1% (5.0% for Mr. LaBranche and an average of 77.2% for the other named executive officers).

Similar to the former Senior Executive Bonus Plan, the new Senior Executive Bonus Plan provides the Compensation Committee with negative discretion to reduce the amounts payable under the plan, although there is no guarantee that the Compensation Committee will, in fact, reduce the bonuses payable for 2010, to the extent they are payable.

If the new Senior Executive Bonus Plan is not approved by our stockholders at the Annual Meeting, the former Senior Executive Bonus Plan will remain in full force and effect until the stockholders approve a new Senior Executive Bonus Plan to replace it.

Equity Incentive Plan Grants. The Compensation Committee reviews and approves proposed grants of options and/or restricted stock units under our 1999 Equity Incentive Plan, which until it terminated by its terms in August 2009, enabled us to grant awards over the life of the plan of up to a total of 7,687,500 shares of our common stock, in order to further align our employees' interests with the interests of our stockholders. Under the 1999 Equity incentive Plan, in January of each year, with the advice and assistance of senior management of our subsidiaries, Messrs. LaBranche and Hayward have recommended to the Compensation Committee grants of awards to certain key employees. Since 2002, these awards have consisted only of restricted stock units, and not options. The restricted stock units generally vest in installments over a period of three years and the employee must be employed on each vesting date in order to receive his or her shares, as all unvested restricted stock units are forfeited on the date of termination. In January 2007, the Compensation Committee approved the grant of restricted stock units for 2006 representing a total of 600,000 shares of our common stock to certain key employees, including 10,000 to Mr. McCutcheon and 7,500 to Mr. Gray, as the two members of the named executive officer group who were not with us at the time of our initial public offering and thus did not own a substantial number of shares of our common stock. In January 2008, the Compensation Committee determined not to grant any restricted stock units to any employees, and in April 2008, the Compensation Committee granted an aggregate of 592,000 RSUs in connection with the entry of employment agreements with non-senior executive-level employees or as incentive compensation for other employees. In April 2009, the Compensation Committee granted an aggregate of 490,185 RSUs in connection with the entry of employment agreements with non-senior executive-level employees, and no RSUs were granted to any named executive officers in 2009. No RSUs were granted in 2009 or 2008 to any of the named executive officers due to the Compensation Committee's view that RSUs have had little utility in recent years in light of the fact that our stock has had relatively little retention value due to the low prices at which our stock has traded.

Due to the termination, in August 2009, of the 1999 Equity Incentive Plan, our Board of Directors, on January 14, 2010, adopted and approved a new LaBranche & Co Inc. 2010 Equity Incentive Plan that enables us to grant awards over the life of the plan of up to a total of 4,500,000 shares of our common stock, which is approximately the same number of shares remaining available for grant under the 1999 Equity Incentive Plan when it terminated. Other than the shares available for grant, the 2010 Equity Incentive Plan generally has the same material terms as the 1999 Equity Incentive Plan. For a more complete description of the new 2010 Equity Incentive Plan, please see "Proposal No. 2—Approval of the LaBranche & Co Inc. 2010 Equity Incentive Plan," commencing on page 20 of this proxy statement. Under the new 2010 Equity Incentive Plan, we have not yet granted any RSUs or other equity compensation to any of our employees. To the extent any grants are made to our employees (including our named executive officers) between the date hereof and the date the new plan is approved by our stockholders, no grant will vest unless and until the 2010 Equity Incentive Plan is approved by our stockholders. Under the terms of the 2010 Equity Incentive Plan, an aggregate of 65,744 shares of our common stock are entitled to be received by our independent, "non-management" directors for their attendance of 2009 meetings of our Board and committees thereof, based on the closing price of our common stock on the first trading day of 2010, of $2.89 per share. These directors will not be entitled to receive those shares unless and until our stockholders approve the 2010 Equity Incentive Plan.

Other Compensation. Other benefits we maintain for our officers and other employees include life insurance premiums, long-term disability insurance premiums, health insurance premiums and 401(k) matches under our retirement plan. Named executive officers are provided reimbursement for certain accountable business expenses and receive no perquisites. The Compensation Committee, in its discretion, may revise, amend or add to the officer's executive benefits and perquisites as it deems it advisable to do so.

Use of Compensation Consultant. In determining compensation of our named executive officers, our Compensation Committee, at times, considers financial industry data provided by a compensation consultant. The Compensation Committee retained James F. Reda & Associates, LLC as its compensation consultant in December 2009 to determine our named executive officer's 2009 bonuses. This retention was limited, given the fact that the Compensation Committee had already made the determination that no bonuses would be paid to Messrs. LaBranche, Hayward and Burke. Included in the compensation consultant's report to the Compensation Committee were analyses of compensation of named executive officers of "peer" companies in the financial services industry in similar positions and analyses of divergences in pay from executive bonus plan payments due to market and industry conditions in 2008 and, to the extent available, in 2009, of financial services companies.

In connection with the 2009 bonuses paid to Messrs. McCutcheon and Gray, the Compensation Committee based its determination on the report provided by James F. Reda & Associates, LLC and on its business judgment, its collective experience in the financial industry.

Summary Compensation Table

The following table sets forth information regarding compensation earned by our Chief Executive Officer, our Chief Financial Officer and the three other most highly compensated executive officers during 2009. These amounts may not be indicative of amounts to be paid to the named executive officers in future years. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional benefits if the Compensation Committee determines that doing so is in our and our stockholders' best interests.

Summary Compensation Table

(a)	(b)	(c)	(d)	(e)	(i)	(j)
Name and Principal Position	Year	Salary	Bonus (1)	Stock Awards (2)	All Other Compensation (3)	Total
Michael LaBranche	2009	$750,000	—	—	$25,515	$ 775,515
Chairman, CEO and President	2008	$750,000	$4,200,000	—	$22,466	$4,972,466
(Principal Executive Officer)	2007	$729,167	$1,540,000	—	$20,884	$2,290,051
Jeffrey A. McCutcheon	2009	$350,000	$ 150,000	—	$15,626	$ 515,626
Senior Vice President and Chief	2008	$350,000	$ 450,000	—	$12,949	$ 812,949
Financial Officer (Principal Financial Officer)	2007	$345,833	$ 250,000	$89,900	$12,721	$ 698,454
Alfred O. Hayward, Jr.	2009	$600,000	—	—	$19,930	$ 619,930
Executive Vice President and CEO	2008	$600,000	$1,400,000	—	$17,752	$2,017,752
of LaBranche & Co. LLC	2007	$585,417	$ 550,000	—	$16,989	$1,152,406
William J. Burke, III	2009	$600,000	—	—	$25,515	$ 625,515
Chief Operating Officer	2008	$600,000	$1,025,000	—	$20,884	$1,645,884
	2007	$585,417	$ 450,000	$35,960	$14,324	$1,085,701
Stephen H. Gray	2009	$300,000	$ 150,000	—	$28,482	$ 478,482
General Counsel and	2008	$300,000	$ 350,000	—	$20,784	$ 670,784
Corporate Secretary	2007	$297,917	$ 200,000	$89,900	$20,481	$ 608,298

(1) The amounts in column (d) reflect bonus amounts earned by fiscal year, as opposed to paid during the year. The 2009 bonus amounts include mid-year bonuses of $35,000 for each of Messrs. McCutcheon and Gray, and end-of-year bonuses of $115,000 for each of Messrs. McCutcheon and Gray. None of Messrs. Mr. LaBranche, Hayward, and Burke received any bonus compensation for 2009.

(2) Column (e) represents the dollar amounts for the 2007 fiscal year for the fair value of RSUs granted in that year, calculated under ASC 718, formerly SFAS 123R, which is calculated using the closing price of our common stock on the date of grant of $8.99 per share on January 18, 2007. For additional information, refer to note 13 of our financial statements in the Form 10-K for the year ended December 31, 2009, as filed with the SEC. These amounts reflect the grant-date fair value of each award calculated under U.S. GAAP, which may not correspond directly either to the amount we expense each year in the future or to the actual value that will be realized by the named executives. For more detail on our accounting treatment of equity compensation awards, please see footnote 13 in the financial statements of our 2009 10-K

(3) The 2009 amounts include $7,350, $7,350, $7,350, $7,350 and $7,350 of matching contributions under our 401(k) plan, $900, $900, $900, $900 and $900 of premiums paid for long-term disability insurance, $432, $432, $432, $432 and $432 of premiums paid for life and accidental death and dismemberment insurance, and $16,833, $6,944, $11,248, $16,833 and $19,800 of premiums paid for medical and dental insurance for Messrs. LaBranche, McCutcheon, Hayward, Burke and Gray, respectively

The 2008 amounts include $6,900, $6,900, $6,900, $6,900 and $6,900 of matching contributions under our 401(k) plan, $900, $900, $900, $900 and $900 of premiums paid for long-term disability insurance, $372, $372, $372, $372 and $372 of premiums paid for life and accidental death and dismemberment insurance, and $14,294, $4,777, $9,580, $14,294 and $14,294 of premiums paid for medical and dental insurance for Messrs. LaBranche, McCutcheon, Hayward, Burke and Gray, respectively.

The 2007 amounts include $6750, $6,750, $6,750, $6,750 and $6,750 of matching contributions under our 401(k) plan, $1,329, $1,316, $1,329, $1,329 and $1,229 of premiums paid for long-term disability insurance, $432, $432, $432, $432 and $432 of premiums paid for life and accidental death and dismemberment insurance and $12,373, $4,223, $8,478, $12,373 and $12,373 of premiums paid for medical and dental insurance for Messrs. LaBranche, McCutcheon, Hayward, Burke and Gray, respectively.

Employment Agreements

As part of the reorganization of our firm from partnership to corporate form in connection with our initial public offering in August 1999, Messrs. LaBranche, Hayward and Burke entered into employment agreements, pledge agreements and agreements regarding noncompetition and other covenants. The material terms of the employment, noncompetition and pledge agreements are described below.

The employment agreement with each of Messrs. LaBranche, Hayward and Burke, which had an initial term of three years and remains in effect until the termination of his employment with us, requires him to devote his entire working time to our business and affairs, contains various restrictive covenants and is terminable on 90 days' notice by either party.

Messrs. LaBranche, Hayward and Burke also have agreed not to use or disclose confidential information and not to compete with us or solicit our employees or listed companies until 12 months following the termination of their employment with us. Each of their agreements also provides that they will take all actions and do all things reasonably requested by us during a 90-day transition period following termination of employment to maintain the business, goodwill and business relationships in which or with which he was previously involved on our behalf. If any of Messrs. LaBranche, Hayward or Burke breaches the noncompetition or non-solicitation provisions of his agreement before the termination thereof, then he will be liable for liquidated damages in an amount equal to 75% of the aggregate value of the common stock and cash received by him from us in connection with our reorganization from partnership to corporate form in August 1999. The liquidated damages provision is guaranteed by a separate pledge agreement entered into by each of Messrs. LaBranche, Hayward and Burke. Messrs. LaBranche, Hayward and Burke do not have any change of control or severance payment provisions in their employment contracts or otherwise.

The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt plans or programs providing for additional benefits if the Compensation Committee determines that doing so is in our and our stockholders' best interests.

Grants of Plan-Based Awards

Equity Incentive Plan. Our 1999 Equity Incentive Plan, which expired in August 2009, enabled us to grant awards over the life of the plan of up to an aggregate of 7,687,500 shares of our common stock. In January of each year or such other times as deemed necessary or appropriate, management recommends to the Compensation Committee awards to certain key employees, which, since 2002, have consisted only of restricted stock units, not options. In January 2007, the Compensation Committee approved the grant of restricted stock units for 2006 representing a total of 600,000 shares of our common stock to certain key employees, including 10,000 to Mr. McCutcheon and 7,500 to Mr. Gray, as the two members of the named executive officer group who were not with us at the time of our initial public offering and thus did not own a substantial number of shares of our common stock. In January 2008, the Compensation Committee determined not to grant any restricted stock units to any employees, and in April 2008, the Compensation Committee granted an aggregate of 592,000 RSUs in connection with the entry of employment agreements with non-senior executive-level employees or as incentive compensation for other employees. In April 2009, the Compensation Committee granted an aggregate of 490,185 RSUs in connection with the entry of employment agreements with non-senior executive-level employees. No restricted stock units were granted in 2009 or 2008 to any of the named executive officers due to the Compensation Committee's view that RSUs have had little utility in recent years in light of the fact that our stock has had relatively little retention value due to the low prices at which our stock has traded.

Outstanding Equity Awards at Fiscal Year-End; Option Exercises and Stock Vested

The following table sets forth the number of restricted stock units and options held by each of our named executive officers at December 31, 2009. None of our named executive officers exercised any of his options in 2009.

Outstanding Equity Awards At Fiscal Year-End

	OPTION AWARDS			STOCK AWARDS	
(a)	(b)	(e)	(f)	(g)	(h)
Name	Number of Securities Underlying Unexercised Options Exercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (1)	Market Value of Shares or Units of Stock That Have Not Vested (2)
Michael LaBranche	200,000	$35.00	1/17/12	—	—
Jeffrey A. McCutcheon	—	—	—	3,333	$29,964
Alfred O. Hayward, Jr.	30,000	$35.00	1/17/12	—	—
William J. Burke, III	—	—	—	—	—
Stephen H. Gray	—	—	—	2,500	$22,475

(1) The number of shares in column (g) represent (a) 3,333 RSUs granted on January 18, 2007 to Mr. McCutcheon, all of which 3,333 vested on January 18, 2010 and (b) 2,500 RSUs granted on January 18, 2007 to Mr. Gray, all of which vested on January 18, 2010.

(2) The amounts in column (h) reflect the dollar value of restricted stock units set forth in column (g), based on the closing price of our common stock on the NYSE on the date the RSUs were granted, January 18, 2007, of $8.99 per share.

Option exercises and stock vested

During 2009, none of our named executive officers exercised his options. On January 18, 2009, 6,666 of Mr. McCutcheon's RSUs vested, 5,833 of Mr. Gray's RSUs vested.

Pension Benefits

None of our named executive officers participates in or has an account balance in a qualified or non-qualified defined benefit plan sponsored by us other than the balance he may have with respect to our defined contribution retirement plan under Internal Revenue Code Section 401(k). The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to adopt qualified or non-qualified defined benefit plans if the Compensation Committee determines that doing so is in our and our stockholders' best interests.

Nonqualified Deferred Compensation

None of our named executives participates in or has an account balance in a non-qualified defined contribution plan or other deferred compensation plan maintained by us. The Compensation Committee, which is comprised solely of "outside directors" as defined for purposes of Section 162(m) of the Internal Revenue Code, may elect to provide our officers and other employees with non-qualified defined contribution or deferred compensation benefits if the Compensation Committee determines that doing so is in our and our stockholders' best interests.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2009.

(a)	(b)	(c)	(h)
Name	Fees Earned or Paid in Cash	Stock Awards (1)	Total
Katherine Elizabeth Dietze	$125,000	$55,467	$180,467
Stuart M. Robbins	$110,000	$58,107	$168,107
Donald E. Kiernan	$110,000	$52,826	$162,826

(1) The amounts in column (c) reflect the dollar value of shares of our common stock granted to each individual in 2009 for meetings of the Board of Directors and each Committee which each director attended in 2008, based on the average closing price per share of our common stock on the NYSE on the last five trading days of 2008, which was the formula set forth in our 1999 Equity Incentive Plan. The amount in column (c) reflects the fair value of the shares granted to each director as of March 17, 2009, the date of the award, based on the closing price of our common stock on the NYSE on that date, of $4.60 per share.

In addition, based on the formula under the proposed 2010 Equity Incentive Plan, which is similar to the formula under the 1999 Equity Incentive Plan, we automatically awarded each of our independent directors a number of shares in the aggregate value of $2,500 for each Board and Committee meeting attended in 2009, based on the closing price of our common stock on the NYSE on the first trading day of 2010. Under this provision, we awarded 22,491 shares of our common stock to Mr. Robbins and 21,626 shares of our common stock to each of Ms. Dietze and Mr. Kiernan. However, since the grant of these shares is subject to the approval of our proposed 2010 Equity Incentive Plan by our stockholders, the shares of common stock to be awarded to each director for their attendance of Board and Committee meetings in 2009 will be delivered to the directors as soon as practicable after the Annual Meeting, if the 2010 Equity Incentive Plan is approved; therefore, the grant-date value of these awards cannot be determined at this time.

Three independent, or non-management, directors serve as members of our Board of Directors. In 2009, each of our non-employee directors received an annual retainer of $100,000 and attendance fees of $2,500 per Board meeting and $2,500 per committee meeting attended. The cash retainer is paid in equal quarterly installments following the conclusion of each fiscal quarter. The meeting attendance fees generally are paid during the first quarter following the end of each fiscal year during which the meetings were attended in shares of our common stock under our Equity Incentive Plan. The Chairs of our Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee also receive an additional annual retainer in the amount of $25,000, $10,000 and $10,000, respectively.

Our employee directors do not receive any compensation (other than their compensation as officers) for serving on our Board of Directors or any Committee of our Board. Our non-employee directors do not receive any compensation from us other than the retainer and attendance fees described above.

Potential Payments upon Termination or Change in Control

We have entered into change in control agreements with Jeffrey A. McCutcheon, our Senior Vice President and Chief Financial Officer, and Stephen H. Gray, our General Counsel and Corporate Secretary. Each change in control agreement has a term that commenced on September 18, 2007, and will end upon the expiration of a 12-month period following the occurrence of a change in control (as defined in the change in control agreements).

Under these change in control agreements, in the event of a qualifying termination (as defined in the change in control agreements) prior to the 12-month period after a change of control, each of these two executives would become immediately entitled to the following benefits:

(a) a lump-sum cash payment, payable within 10 business days after the date of a qualifying termination, in an amount equal to the sum of (i) the executive's annual base salary in effect immediately prior to the change in control or the date of the executive's termination of employment, whichever is greater, and (ii) the annual cash bonus paid to the executive for the calendar year immediately preceding the year in which the executive's employment with us is terminated or the aggregate cash bonus paid to the executive during the 12-month period immediately preceding the termination date of the executive's employment with us, whichever is greater;

(b) the executive and his family will receive continuation of group health plan benefits (including all life insurance, health, accident and liability plans and programs) to which the executive was entitled to participate in immediately prior to a qualifying termination to the extent authorized by, and consistent with, COBRA until the earlier of (i) the 12-month period following the date of a qualifying termination and (ii) the executive's employment with a new employer, with the cost of the regular premium for such benefits shared in the same relative proportion by us and the executive as in effect on the date of termination; and

(c) reimbursement by us for reasonable legal fees incurred in seeking to obtain or enforce in good faith any right or benefit provided by the change in control agreement in the event that the executive substantially prevails in such dispute, up to a maximum of $50,000.

In order to obtain the benefits provided under the change in control agreements, each executive must first execute a release of claims with us that includes a waiver and release of any and all claims he may have against us. As of December 31, 2009, the change of control payments Messrs. McCutcheon and Gray would have received in the event of a change of control would have been $500,000 and $450,000, respectively, as well as 12 months of premiums for COBRA health insurance coverage of approximately $7,860 and $23,843, respectively.

None of Messrs. LaBranche, Hayward or Burke has any agreements relating to or requiring potential severance payments upon termination or payments upon a change in control due to their large relative ownership of our outstanding stock. The Compensation Committee may in its discretion revise, amend or add to the benefits if it deems advisable.

Risk Assessments Applied to Employee-Wide Compensation

Our Board believes that risk management is an integral part of its responsibilities and discusses risks related to our business and business strategy at nearly all of our Board, Audit Committee and Compensation Committee meetings, including with respect to our major risk exposures, their potential impact on our Company, and the steps we take to manage those risk exposures.

The financial services industry generally rewards trading personnel based on their profitability, and we likewise reward profitability. Recognizing this, we have developed risk management tools designed to prevent undue risk by our traders. We require our traders to use fair value measurement tools. Our chief risk officer reviews our traders' positions and risk exposures by security, geographic, volume- and volatility-weighted and industry risk. Our internal audit department and external auditors conduct trading desk and risk management audits to ensure our risk management tools, policies and practices are in line with industry practices. Our chief risk officer communicates perceived risk exposures and general risk guidelines to both senior management regularly, and our Audit Committee at least quarterly to ensure a top-down risk-management process, because we believe that company-wide guidelines and review encourage decision-making that is in the best long-term interests of our Company and our stockholders as a whole. Our Audit Committee also directs internal audit reviews related to financial reporting, compliance and IT and monitors these risks through senior management and internal audit reports. Our Compensation Committee involves itself in the risk management process through membership of directors who serve on both the Audit Committee and Compensation Committee by using risk management as part of its decision making process in determining bonuses for our named executive officers and other trading, financial reporting and other personnel. The multi-year vesting of our equity awards and our stock ownership guidelines properly account for the horizon of risk for those employees who receive equity compensation as part of their compensation package. As discussed previously on page 27 of this proxy statement, we have adopted a recoupment policy that enables us to recoup previously awarded and/or vested performance-based awards for any employee under certain circumstances, including but not limited to embezzlement, fraud, breach of fiduciary duty, or other misconduct, a restatement either directly or indirectly of our financial statements or a significant write-off not in the ordinary course affecting our financial statements. We believe this provision provides a strong risk mitigation incentive for senior executive officers and our employees. With these controls in place, and the strong oversight roles played by our Board, Audit Committee and Compensation Committee, we do not believe our compensation arrangements excessively incentivize our personnel to take undue risks that may cause material harm to our Company.

Indemnification of Officers and Directors

Our Certificate of Incorporation, bylaws and indemnification agreements with certain of our directors and executive officers executed in connection with our initial public offering provide for indemnification and advancement of legal expenses for our directors and officers in connection with claims against them.

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be incorporated by reference into the Company's Annual Report on Form 10-K for 2009 and included in this Proxy Statement.

April 8, 2010

Compensation Committee Members

Stuart M. Robbins (Chair)
Katherine Elizabeth Dietze
Donald E. Kiernan

This report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this proxy statement into any filing under the Securities Act of 1933, as amended, or under the Securities Exchange Act of 1934, as amended, except to the extent that we specifically incorporate this information by reference. This report shall not otherwise be deemed filed under such Acts.

REPORT OF OUR AUDIT COMMITTEE

The Audit Committee reviews, acts on and reports to the Board of Directors of LaBranche & Co Inc. (the "Company") with respect to various auditing, accounting, financial reporting, internal control and regulatory compliance matters. The Audit Committee has the authority and direct responsibility to select, evaluate, determine the compensation of, oversee, and, where appropriate, replace the Company's independent registered public accounting firm. The Audit Committee also has the authority to resolve disagreements between management of the Company and its independent registered public accounting firm. The Audit Committee reviews and discusses its charter at least annually in order to determine whether appropriate changes and/or additions need to be made to update and enhance the Company's auditing procedures and standards. The Board of Directors of the Company has determined that each member of the Audit Committee is "non-management" and "independent" as defined by the rules promulgated by the SEC and the listing standards of the NYSE.

Rothstein, Kass & Company, P.C., the Company's independent registered public accounting firm since August 12, 2008, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with accounting principles generally accepted in the United States of America. Rothstein, Kass & Company, P.C. is also required to express an opinion on the effectiveness of the Company's internal control over financial reporting.

In accordance with the Audit Committee charter, the Audit Committee assists the Company's Board of Directors in fulfilling its responsibility for oversight of the quality and integrity of the Company's accounting, auditing, taxation and financial reporting practices. During the year ended December 31, 2009, the Audit Committee met nine times. The Audit Committee also held executive sessions throughout 2009 with officers of the Company, Rothstein, Kass & Company, P.C. and counsel, as the Audit Committee deemed appropriate.

In discharging its oversight responsibility as to the audit process, the Audit Committee obtained from Rothstein, Kass & Company, P.C. a formal written statement describing all relationships between Rothstein, Kass & Company, P.C. and the Company that might bear on Rothstein, Kass & Company, P.C.'s independence. The Audit Committee also discussed with Rothstein, Kass & Company, P.C. any relationships that may impact its objectivity and independence, and satisfied itself as to Rothstein, Kass & Company, P.C.'s independence in connection with their provision of audit services to the Company.

During 2009, the Audit Committee devoted substantial attention to, among other things, the audit plans, audit scope and identification of audit risks by the Company's internal auditors and Rothstein, Kass & Company, P.C. and the review of quarterly financial statements and earnings releases, and discussed the interim financial information contained in each of the Company's quarterly earnings announcements, the relationship between the Company's debt obligations and its liquidity and capital resources, audit-related matters and tax-related issues, corporate strategy issues, regulatory investigations and inquiries, internal audit plans and internal audit reports, litigation and other legal and regulatory proceedings facing the Company and its subsidiaries.

Throughout 2009, the Audit Committee also oversaw management's completion of the documentation, testing and evaluation of the Company's internal control over financial reporting in accordance with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002. The Audit Committee reviewed the Company's assessments, testing and evaluations of its internal control over financial reporting, provided oversight and advice to management during the process and received and discussed updates from management and Rothstein, Kass & Company, P.C., at each regularly scheduled Audit Committee meeting concerning testing of operating effectiveness. Additionally, the Chairman of the Audit Committee received and discussed updates from management concerning testing of operating effectiveness between meetings of the full Audit Committee. At the conclusion of the process, management of the Company provided the Audit Committee with, and the Audit Committee reviewed, a report on the effectiveness of the Company's internal control over financial reporting. The Audit Committee also reviewed the report of management on internal control over financial reporting contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2009, which was filed with the Securities and Exchange Commission on March 16, 2010. The Audit Committee met with Rothstein, Kass & Company, P.C. prior to the filing of the Company's 2009 Annual Report on Form 10-K and reviewed Rothstein, Kass & Company, P.C.'s Report of Independent Registered Public Accounting Firm included in the Company's 2009 Annual Report on Form 10-K related to (i) its audit of the consolidated financial statements of the Company and (ii) the effectiveness of the Company's internal control over financial reporting.

The Audit Committee discussed and reviewed with Rothstein, Kass & Company, P.C. all communications required by the rules adopted by the Public Company Accounting Oversight Board ("PCAOB") and, with and without management present, discussed and reviewed the results of the independent registered public accounting firm's audit of the Company's consolidated financial statements.

The Audit Committee has also received the written disclosures and the letter from Rothstein, Kass & Company, P.C. required by the applicable requirements of the PCAOB for independent accountant communications with the Audit Committee concerning independence, and has discussed the independence of Rothstein, Kass & Company, P.C. with that firm.

Based on the above-mentioned review and discussions with management and the independent registered public accounting firm, the Audit Committee recommended to the Board of Directors of the Company that the Company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2009, for filing with the SEC.

April 8, 2010

Audit Committee Members

Katherine Elizabeth Dietze (Chair)
Donald E. Kiernan
Stuart M. Robbins

PROPOSAL NO. 4—RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our stockholders will be asked to ratify our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm for the fiscal year ending December 31, 2010. A representative of Rothstein, Kass & Company, P.C. is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so and is expected to be available to respond to appropriate questions from stockholders.

Our organizational documents do not require that our stockholders ratify the appointment of our independent registered public accounting firm. We are doing so (as we have done in prior years) because we believe it is a matter of good corporate practice. If our stockholders do not ratify our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm, our Audit Committee will reconsider whether or not to retain Rothstein, Kass & Company, P.C., but still may retain them. Even if the selection is ratified by our stockholders, our Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such a change would be in our and our stockholders' best interests.

Audit Fees

The following table sets forth the fees we billed for audit, audit-related, tax and other services provided by Rothstein, Kass & Company, P.C. to us during each of the last two fiscal years. Numbers for 2008 in the table below have been conformed to the 2009 fiscal year presentation. On August 12, 2008, we appointed Rothstein, Kass & Company, P.C. as our independent registered public accounting firm to replace KPMG LLP, our former independent registered public accounting firm, for economic reasons. Therefore, the audit fees of Rothstein, Kass & Company, P.C. for 2008 is not reflective of a full year of audit fees.

	2009	2008
Rothstein, Kass & Company, P.C.		
Audit fees	$740,000	$420,000
Audit-related fees	—	—
Tax fees	—	—
All other fees	—	—

Audit fees included the annual audit of our financial statements included in our Annual Report on Form 10-K, reviews of financial statements included in our quarterly reports on Form 10-Q during each fiscal year and other services directly related to the audit and review of our financial statements. These services included audits of certain consolidated subsidiaries and reviews of compliance with our debt covenants in connection with the audit.

Our Audit Committee has determined that the services described above that were rendered by Rothstein, Kass & Company, P.C. were compatible with the maintenance of its independence from our management.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee pre-approves all audit and non-audit services provided by our independent registered public accounting firm prior to the engagement of the independent registered public accounting firm with respect to such services. The Audit Committee also pre-approves any additional audit services and permissible non-audit services. All fees and expenses set forth above were pre-approved by the Audit Committee in accordance with its pre-approval policy.

VOTE REQUIRED

The affirmative vote of the holders of a majority of the shares of our common stock is required for the ratification of our appointment of Rothstein, Kass & Company, P.C. as our independent registered public accounting firm. Abstentions will have the practical effect of a vote against this proposal. Broker non-votes are not treated as a "vote" for or against this proposal and thus will not have any impact on the outcome of the vote on this proposal.

THE BOARD OF DIRECTORS DEEMS PROPOSAL NO. 4 TO BE IN OUR AND OUR STOCKHOLDERS' BEST INTERESTS AND RECOMMENDS A VOTE "FOR" APPROVAL THEREOF.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Review and Approval of Related Person Transactions. Pursuant to the "Conflicts of Interest" section of our Code of Conduct, our Nominating & Corporate Governance Committee is given the power to review all relationships and transactions in which we and our directors and executive officers or their immediate family members are participants to determine whether such persons have a direct or indirect material interest. Under this provision of the Code of Conduct, the Nominating & Corporate Governance Committee is required to obtain information from the directors, executive officers or employee with respect to real and potential related person transactions and determine, based on the facts and circumstances, whether we or the related person has a direct or indirect material interest in the transaction. A copy of our Amended and Restated Code of Conduct is available on our website at www.labranche.com and is available in print without charge to any stockholder who requests a copy in writing. As required under SEC rules, transactions that are determined to be directly or indirectly material to us or a related person are disclosed in our proxy statement. In addition, our Nominating & Corporate Governance Committee reviews and approves any related person transaction (without the vote of any member who would be deemed the related party) that is required to be disclosed. In the course of its review and approval or ratification of a related person transaction, our Nominating & Corporate Governance Committee considers:

- the nature of the related person's interest in the transaction;
- the material terms of the transaction, including, without limitation, the amount and type of transaction;
- the importance of the transaction to the related person;
- the importance of the transaction to us;
- whether the transaction would impair the judgment of a director or executive officer to act in the best interest of our Company; and
- any other matters deemed appropriate.

We were not a party to any related party transactions in 2009 relating to any of our Board members, officer or other employees or their respective immediate family members that would require disclosure in this proxy statement pursuant to SEC Regulation S-K Item 404 (a).

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers and directors and persons who beneficially own more than ten percent of our outstanding common stock to file initial reports of ownership and reports of changes in ownership with the SEC. Executive officers, directors and greater than ten percent beneficial owners are required by the SEC to furnish us with copies of all Section 16(a) forms they file.

Based on a review of the copies of such forms furnished to us and written representations from our executive officers and directors, we believe that during fiscal 2009 all Section 16(a) filing requirements applicable to our executive officers, directors and greater than ten percent beneficial owners were complied with on a timely basis.

STOCKHOLDER PROPOSALS

To be eligible under the Securities and Exchange Commission's shareholder proposal rule (Rule 14a-8) for inclusion in our proxy statement, proxy card, and presentation at our 2011 Annual Meeting of Stockholders (currently expected to be held on May 17, 2011), a proper stockholder proposal must be received by us at our principal offices no later than November 30, 2010. For a proper stockholder proposal submitted outside of the process provided by Rule 14a-8 to be eligible for presentation at our 2011 Annual Meeting, timely notice thereof must be received by us not less than 60 days nor more than 90 days before the date of the meeting (for a May 17, 2011 meeting, the date on which we anticipate holding the 2011 Annual Meeting, notice is required no earlier than February 16, 2011 and no later than March 18, 2011). If the date of the 2011 Annual Meeting is changed, the dates set forth above will change.

OTHER BUSINESS

Our Board of Directors knows of no other business to be acted upon at the Annual Meeting. However, if any other business properly comes before the Annual Meeting, it is the intention of the persons named in the enclosed proxy to vote on such matters in accordance with their best judgment.

The prompt return of your proxy will be appreciated and helpful in obtaining the necessary vote. Therefore, whether or not you expect to attend the Annual Meeting, please sign the proxy and return it in the enclosed envelope.

By Order of the Board of Directors



STEPHEN H. GRAY
Secretary

Dated: April 8, 2010

A COPY OF OUR ANNUAL REPORT ON FORM 10-K WILL BE SENT WITHOUT CHARGE TO ANY STOCKHOLDER REQUESTING IT IN WRITING FROM: LaBRANCHE & CO INC., ATTENTION: SECRETARY, 33 WHITEHALL STREET, 7TH FLOOR, NEW YORK, NEW YORK 10004.

Appendix A

LABRANCHE & CO INC.
2010 EQUITY INCENTIVE PLAN

1. Purpose. The purpose of the LaBranche & Co Inc. Equity Incentive Plan (the "Plan") is to establish a flexible vehicle through which LaBranche & Co Inc., a Delaware corporation (the "Company"), can offer equity-based compensation incentives to eligible personnel of the Company and its subsidiaries and affiliates (collectively, the "Firm") in order to attract, retain and motivate such personnel and to further align the interests of such personnel with those of the stockholders of the Company.

2. Types of Awards. Awards under the Plan may be in the form of (a) options to purchase shares of the Company's common stock, $0.01 par value ("Common Stock"), including options intended to qualify as "incentive stock options" ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and options which do not qualify as ISOs ("NQSOs"), (b) restricted shares of Common Stock, (c) restricted stock units tied to shares of Common Stock, (d) automatic awards of unrestricted shares of Common Stock to members of the Board of Directors of the Company (the "Board") who are not employees of, or consultants to, the Firm ("Non-Employee Directors") pursuant to Section 9 hereof, and (e) other equity-based awards related to shares of Common Stock, including stock appreciation rights and dividend equivalents, which the Committee determines to be consistent with the purposes of the Plan.

3. Administration.

(a) Committee. The Plan shall be administered by the Compensation Committee of the Board or such other committee or subcommittee appointed by the Board for such purpose (the "Committee"). Unless the Board determines otherwise, the members of the Committee shall consist solely of individuals who qualify as "non-employee directors" under Rule 16b-3 promulgated under Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and as "outside directors" under Section 162(m) of the Code. If for any reason the Committee does not satisfy the "non-employee director" requirements of Rule 16b-3 or the "outside director" requirements of Section 162(m) of the Code, such non-compliance shall not affect the validity of the awards, interpretations or other actions of the Committee.

(b) Authority of Committee. Subject to the limitations of the Plan, the Committee, acting in its sole and absolute discretion, shall have full power and authority to (i) select the persons to whom awards shall be made under the Plan, (ii) make awards to such persons and prescribe the terms and conditions of such awards, (iii) construe, interpret and apply the provisions of the Plan and of any agreement or other document evidencing an award made under the Plan, (iv) prescribe, amend and rescind rules and regulations relating to the Plan, including rules governing its own operations, (v) correct any defect, supply any omission and reconcile any inconsistency in the Plan, (vi) subject to the provisions of Sections 6(c), 6(h), 7(b) and 8 hereof, amend any outstanding awards in any respect, (vii) carry out any responsibility or duty specifically reserved to the Committee under the Plan, and (viii) make any and all determinations and interpretations and take such other actions as may be necessary or desirable in order to carry out the provisions, intent and purposes of the Plan. A majority of the members of the Committee shall constitute a quorum. The Committee may act by the vote of a majority of its members present at a meeting at which there is a quorum or by unanimous written consent.

(c) Indemnification. The Company shall indemnify and hold harmless each member of the Committee and any employee or director of the Firm to whom any duty or power relating to the administration or interpretation of the Plan is delegated from and against any loss, cost, liability (including any sum paid in settlement of a claim with the approval of the Board), damage and expense (including legal and other expenses incident thereto) arising out of or incurred in connection with the Plan, unless and except to the extent attributable to such person's fraud or willful misconduct.

4. Share Limitations. Subject to adjustment pursuant to Section 14 hereof, the maximum number of shares of Common Stock that may be issued under the Plan is 4,500,000. The number of shares available for granting ISOs under the Plan shall not exceed 4,500,000 shares, subject to Section 14 hereof and the provisions of Sections 422 or 424 of the Code and any successor provisions, and all of the shares subject to the Plan may be ISOs. For this purpose, the following shares shall be deemed not to have been issued and shall be deemed to remain available for issuance: (a) shares covered by the unexercised portion of an option or stock appreciation right that terminates, expires or is canceled, (b) shares of restricted stock that are forfeited or repurchased in accordance with the terms of the award, (c) shares represented by restricted stock units or other-equity based awards that are forfeited, canceled or otherwise terminated, and (d) shares that are withheld in order to pay the purchase price for shares covered by any award or to satisfy the tax withholding obligations associated with any award under the Plan. Shares of Common Stock available for issuance under the Plan may be authorized and unissued, held by the Company in its treasury or otherwise acquired for purposes of the Plan. No fractional shares of Common Stock shall be issued under the Plan. The maximum number of shares of Common Stock with respect to which awards (including options and stock appreciation rights) may be granted under the Plan to any employee in any calendar year shall be 500,000 shares.

5. Eligibility.

(a) Discretionary Awards. Awards under the Plan may be made to such officers, directors, employees (including prospective employees), consultants and other individuals who may perform services for the Firm, as the Committee may select. In making awards under the Plan, the Committee shall give consideration to the functions and responsibilities of a potential recipient, the potential recipient's previous and/or expected future contributions to the business of the Firm and such other factors as the Committee deems relevant under the circumstances.

(b) Automatic Awards. Non-Employee Directors shall automatically receive awards of unrestricted shares of Common Stock pursuant to Section 9 hereof.

6. Stock Options. Subject to the provisions of the Plan, the Committee may grant options to eligible personnel upon such terms and conditions as the Committee deems appropriate. The terms and conditions of any option shall be evidenced by a written option agreement or other instrument approved for this purpose by the Committee.

(a) Exercise Price. The exercise price per share of Common Stock covered by an option granted under the Plan may not be less than the Fair Market Value per share on the date of grant (or, in the case of an ISO granted to an optionee who, at the time the option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or a "subsidiary" of the Company within the meaning of Section 424 of the Code, 110% of Fair Market Value).

(b) Option Term. No option granted under the Plan may be exercisable (if at all) more than ten years after the date the option is granted (or, in the case of an ISO granted to a ten percent stockholder described in Section 422 of the Code, five years).

(c) Vesting. The Committee may establish such vesting conditions and restrictions on the exercise of an option and/or upon the issuance of Common Stock in connection with the exercise of an option as it deems appropriate, including, without limitation, conditions and restrictions based upon continued employment or service, the attainment of specified performance goals and/or other factors and criteria deemed relevant for this purpose. Once granted, the Committee may waive or otherwise accelerate the conditions or restrictions on vesting applicable to any outstanding options only if such waiver or acceleration does not constitute a "Prohibited Modification." For purposes of the Plan, a "Prohibited Modification" shall be deemed to refer to any one or a combination of the following (each of (i) through (iv) below being hereinafter referred to as a "Modification") which, when combined cumulatively with all previous Modifications, results in the aggregate number of shares of Common Stock with respect to which Modifications have occurred exceeding 10% of the maximum number of shares of Common Stock that may be issued under the Plan (subject to adjustment pursuant to Section 14 hereof):

(i) a waiver or acceleration of the conditions or restrictions on vesting applicable to any outstanding options, shares of restricted stock or restricted stock units pursuant to this Section 6(c) or Section 7(b) hereof;

(ii) a "Repricing" (as hereinafter defined) pursuant to Section 6(h) hereof without the approval of the Company's stockholders;

(iii) a grant of shares of restricted stock or restricted stock units which vests at a rate more rapid than the rates set forth in the second sentence of Section 7(b) hereof;

(iv) a grant or offer for sale to an officer or director of the Company of unrestricted shares of Common Stock which is not in lieu of salary or cash bonuses pursuant to Section 8 hereof.

(d) Exercise of Options. Subject to satisfaction of applicable withholding requirements, once vested and exercisable, an option may be exercised by transmitting to the Company (i) a notice specifying the number of shares to be purchased and (ii) payment of the exercise price. The exercise price of an option may be paid in cash and/or such other form of payment as the Company may approve and as is permitted by applicable law.

(e) Limitations on ISOs. ISOs may be granted only to employees of the Company or of a "parent corporation" or "subsidiary corporation" (as such terms are defined in Section 424 of the Code) at the date of grant. The aggregate Fair Market Value of the shares of Common Stock with respect to which Incentive Stock Options are exercisable for the first time by a participant during any calendar year under all plans of the Company and of any "parent corporation" or "subsidiary corporation" shall not exceed $100,000, or the option shall be treated as a NQSO. For purposes of the preceding sentence, ISOs will be taken into account generally in the order in which they are granted. Each provision of the Plan and each award agreement relating to an ISO shall be construed so that each ISO shall be an incentive stock option as defined in Section 422 of the Code, and any provisions of the award agreement thereof that cannot be so construed shall be disregarded.

(f) Rights as a Stockholder. No shares of Common Stock shall be issued in respect of the exercise of an option until full payment of the exercise price and the applicable tax withholding obligation with respect to such exercise has been made or provided for. The holder of an option shall have no rights as a stockholder with respect to any shares covered by an option until the date such shares are issued. Except as otherwise provided herein, no adjustments shall be made for dividend distributions or other rights for which the record date is prior to the date such shares are issued.

(g) Buy Out and Settlement. The Committee, on behalf of the Company, may at any time offer to buy out any outstanding option on such terms and conditions as the Committee shall establish.

(h) Limitation on Repricing of Options. Unless and to the extent otherwise approved by the Company's stockholders, under no circumstances may the Board or the Committee authorize a Repricing (as hereinafter defined) of any outstanding options. Notwithstanding the preceding sentence, the Committee may, in its sole discretion, authorize a Repricing of outstanding options which have declined in value as a result of extreme financial circumstances that are beyond the control of the Company's management, but solely to the extent that such Repricing does not constitute a Prohibited Modification. For these purposes, a "Repricing" means any of the following (or any other action that has the same effect as any of the following): (i) amending the terms of an option to lower its exercise price, (ii) any other action that is treated as a repricing under generally accepted accounting principles, or (iii) canceling an option at a time when its exercise price is equal to or greater than the Fair Market Value of the underlying Common Stock, in exchange for another option, restricted stock, or other equity award, unless the cancellation and exchange occurs in connection with a merger, acquisition, spin-off or other similar corporate transaction. A cancellation and exchange described in clause (iii) of the preceding sentence will be considered a Repricing regardless of whether the option, restricted stock or other equity is delivered simultaneously with the cancellation, regardless of whether it is treated as a repricing under generally accepted accounting principles, and regardless of whether it is voluntary on the part of the participant.

7. Restricted Stock and Restricted Stock Units. Subject to the provisions of the Plan, the Committee may award restricted shares of Common Stock and/or restricted stock units tied to shares of Common Stock to eligible personnel upon such terms and subject to such conditions and restrictions as the Committee deems appropriate. The terms and conditions of any restricted stock or restricted stock unit award shall be evidenced by a written agreement or other instrument approved for this purpose by the Committee.

(a) Purchase Price. The purchase price payable for shares of restricted stock and for shares issued pursuant to the settlement of a restricted stock unit may be as low as zero, provided, however, that to the extent required by applicable law, the purchase price per share shall be no less than the par value of a share of Common Stock.

(b) Vesting. The Committee may establish such conditions and restrictions on the vesting of restricted stock and restricted stock units and on the issuance of shares of restricted stock as it deems appropriate, including, without limitation, conditions and restrictions based upon continued employment or service, the attainment of specified performance goals and/or other factors and criteria deemed relevant for this purpose. During a participant's employment or service with the Firm, shares of restricted stock and restricted stock units shall become vested (on a monthly, quarterly, annual or other periodic basis) over a period of not less than three years, unless and to the extent the vesting of such an award is conditioned upon the attainment of specified performance goals, in which case such award shall become vested over a period of not less than one year, provided that in no event shall the foregoing limitations be construed as limiting the Committee's power and authority to award shares of restricted stock and restricted stock units which automatically become vested, in whole or in part, upon the termination of a participant's employment or service with the Firm or upon the occurrence of a Change in Control. The Committee may not waive or otherwise accelerate the conditions or restrictions on vesting applicable to previously granted shares of restricted stock or restricted stock units. Notwithstanding the foregoing provisions of this Section 7(b), the Committee may, in its sole and absolute discretion, (i) grant shares of restricted stock or restricted stock units that vest at a rate that is more rapid than the applicable vesting rates set forth in the second sentence of this Section 7(b), and (ii) waive or otherwise accelerate, in whole or in part, the conditions or restrictions on vesting applicable to previously granted shares of restricted stock or restricted stock units, in either case to the extent, but only to the extent, that such grant, waiver or acceleration does not constitute a Prohibited Modification.

(c) Rights as a Stockholder. The holder of restricted stock units awarded under the Plan shall have only the rights of a general unsecured creditor of the Company and shall have no rights as a stockholder with respect to the shares of Common Stock referenced by such units until such shares are issued in the name of the holder following the satisfaction or expiration of the vesting and other conditions and restrictions applicable to such units. The recipient of restricted stock shall have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the Committee may impose.

(d) Stock Certificates for Restricted Stock. Unless the Committee elects otherwise, shares of restricted stock shall be evidenced by book entries on the Company's stock transfer records pending the expiration of restrictions thereon. If a stock certificate for shares of restricted stock is issued, it shall bear an appropriate legend to reflect the nature of the restrictions applicable to the shares represented by the certificate, and the Committee may require that any or all such stock certificates be held in custody by the Company until the applicable restrictions have lapsed. The Committee may establish such other conditions as it deems appropriate in connection with the issuance of certificates for shares of restricted stock, including, without limitation, a requirement that the grantee deliver a duly signed stock power, endorsed in blank, for the shares covered by the award.

(e) Lapse of Restrictions. If and when the vesting conditions and other restrictions applicable to a restricted stock or restricted stock unit award are satisfied or expire, a certificate for the shares covered or referenced by the award, to the extent vested and free of restrictions, shall be delivered to the holder. All legends shall be removed from said certificates at the time of delivery except as otherwise required by applicable law.

8. Other Equity-Based Awards. The Committee may grant other types of equity-based awards, including, without limitation, the grant or offer for sale of unrestricted shares of Common Stock and/or the grant of stock appreciation rights or dividend equivalents, in such amounts and subject to such terms and conditions as the Committee shall determine, provided that any grant or offer for sale of unrestricted shares of Common Stock pursuant to the Plan to officers or directors of the Company shall, in all instances, be reasonable in amount, as determined by the Committee in its sole discretion, and be granted in lieu of salary or cash bonuses that would otherwise become payable to such persons. Notwithstanding the foregoing sentence, the Committee may grant or offer for sale to officers or directors of the Company unrestricted shares of Common Stock that are not in lieu of salary or cash bonuses to the extent that such grant or offer for sale does not constitute a Prohibited Modification, in which case, any such grant or offer shall be deemed to be reasonable for purposes of the Plan. Awards pursuant to this Section 8 may entail the transfer of actual shares of Common Stock to Plan participants, or payment in cash or otherwise of amounts based on the value of shares of Common Stock and may include, without limitation, awards designed to comply with or take advantage of the applicable local laws or jurisdictions other than the United States. The base price per share of Common Stock covered by stock appreciation right granted under the Plan may not be less than the Fair Market Value per share on the date of grant. The other terms of stock appreciation rights shall be in compliance with Sections 6(f), 6(g), and 6(h).

9. Automatic Awards of Unrestricted Shares to Non-Employee Directors. Each Non-Employee Director shall, in lieu of receiving cash payment of any attendance fees payable for Board or committee meetings attended by such director during each calendar year, be entitled to receive, promptly following the completion of such calendar year, the number of unrestricted shares of Common Stock (rounded up to the nearest whole number) determined by dividing the aggregate amount of attendance fees otherwise payable to him or her for such calendar year by the Fair Market Value of a share of Common Stock on the first trading day of the following calendar year.

10. Termination of Employment or Service.

(a) Stock Options and Stock Appreciation Rights. Unless otherwise determined by the Committee at grant or, if no rights of the participant are thereby reduced, thereafter, and subject to earlier termination in accordance with the provisions hereof, the following rules shall apply with regard to options and stock appreciation rights held by a participant at the time of his or her termination of employment or other service with the Firm:

(i) Termination by Reason of Death. If a participant's employment or service terminates by reason of his or her death, then any option or stock appreciation right held by the deceased participant shall thereupon become fully vested and may be exercised by the deceased participant's beneficiary at any time within one year from the date of death but in no event after expiration of the stated term and, to the extent not exercised within such time period, will be canceled.

(ii) Termination by Reason of Disability. If a participant's employment or service is terminated by the Firm due to his or her Disability (as hereinafter defined), then any option or stock appreciation right held by the participant, to the extent exercisable on the date his or her employment or service terminates, may be exercised by the participant at any time within one year from the date his or her employment or service terminates but in no event after expiration of the stated term, and, to the extent not exercised within such time period, will be canceled. If the participant dies during such one-year period, then the deceased participant's beneficiary may exercise the option or stock appreciation right, to the extent exercisable by the deceased participant immediately prior to his or her death, for a period of one year following the date of death but in no event after expiration of the stated term. "Disability" means, unless otherwise determined by the Committee at the time of grant, a participant's absence from employment for at least 180 days in any twelve month period as a result of his or her incapacity due to physical or mental illness, as determined by the Committee.

(iii) Termination for Cause. If a participant's employment or service is terminated by the Firm for Cause (as hereinafter defined) or if, at the time of a participant's termination, a ground for termination for Cause exists, then, notwithstanding anything to the contrary contained herein, any option or stock appreciation right held by the participant (whether or not otherwise vested) shall immediately terminate and cease to be exercisable. A termination for "Cause" means (A) in the case where there is no employment or consulting agreement between the participant and the Firm or where such an agreement exists but does not define "Cause" (or words of like import), a termination classified by the Firm as a termination due to the participant's dishonesty, fraud, insubordination, willful misconduct, refusal to perform services or materially unsatisfactory performance of his or her duties, or (B) in the case where there is an employment or consulting agreement between the participant and the Firm, a termination that is or would be deemed for "Cause" (or words of like import) under such agreement.

(iv) Other Termination. If a participant's employment or service terminates for any reason (other than death, Disability or Cause or at a time when Cause exists) or no reason, then (A) any option or stock appreciation right held by the participant, to the extent not then exercisable, shall thereupon terminate, and (B) any option or stock appreciation right held by the participant which is exercisable at the time of such termination of employment or service shall remain exercisable during the thirty-day period following such termination of employment or service or, if sooner, until the expiration of the stated term of the option or stock appreciation right and, to the extent not exercised within such period, shall thereupon terminate.

(b) Restricted Stock, Restricted Stock Units and Other-Equity Based Awards. Unless otherwise determined by the Committee in accordance with the provisions hereof, upon the termination of a recipient's employment or service for any reason (including, without limitation, death or Disability) or no reason, any shares of restricted stock, restricted stock units or other equity-based awards (other than stock options and stock appreciation rights covered by Section 10(a) hereof) which have not yet become fully vested shall be forfeited, and any certificate therefor or book entry with respect thereto or other evidence thereof shall be canceled.

11. Fair Market Value. For purposes of the Plan, the "Fair Market Value" of a share of Common Stock, as of any date, shall be determined as follows, in accordance with applicable provisions of Section 409A of the Code:

(i) If the shares are listed on any established stock exchange or a national market system, the per share Fair Market Value shall be the closing sales price for each share of such stock (or the closing bid, if no sales were reported) on the date of determination (or, if no closing sales price or closing bid was reported on that date, as applicable, on the last trading date such closing sales price or closing bid was reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable;

(ii) If the shares are regularly quoted on an automated quotation system (including the OTC Bulletin Board and the "Pink Sheets" published by the National Quotation Bureau, Inc.) or by a recognized securities dealer, the closing sales price for each share of such stock or, if closing sales prices are not reported, the per share Fair Market Value shall be the mean between the high bid and low asked prices for a share on the date of determination (or, if no such prices were reported on that date, on the last date such prices were reported), as reported in The Wall Street Journal or such other source as the Committee deems reliable; or

(iii) In the absence of an established market for the shares of the type described in (a) and (b), above, the per share Fair Market Value thereof shall be determined by the Committee in good faith and in accordance with the applicable provision of Section 409A.

12. Non-Transferability. No stock option or stock appreciation right granted under the Plan shall be transferable by the recipient other than upon the recipient's death to a beneficiary designated by the recipient in a manner acceptable to the Committee, or, if no designated beneficiary shall survive the recipient, pursuant to the recipient's will or by the laws of descent and distribution. All stock options and stock appreciation rights shall be exercisable during the recipient's lifetime only by the recipient. Shares of restricted stock and restricted stock units may not be transferred prior to the date on which shares are issued or, if later, the date on which such shares have vested and are free of any applicable restriction imposed hereunder. Except as otherwise specifically provided by law or the provisions hereof or the applicable award agreement or instrument, no award received under the Plan may be transferred in any manner, and any attempt to transfer any such award shall be void, and no such award shall in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such award, nor shall it be subject to attachment or legal process for or against such person. Notwithstanding the foregoing, the Committee may determine at the time of grant or thereafter that an NQSO is transferable in whole or part to such persons, under such circumstances, and subject to such conditions as the Committee may prescribe.

13. Other Conditions. The Committee may impose such other conditions with respect to the grant of awards or the issuance of shares of Common Stock pursuant to the Plan, including, without limitation, conditions relating to the application of federal or state securities laws or exchange requirements as it deems necessary or advisable.

14. Capital Changes; Change in Control; Merger.

(a) Adjustments Upon Changes in Capitalization. The aggregate number and class of shares for which awards may be granted under the Plan, the maximum number of shares for which ISOs may be granted under the Plan, the maximum number of shares that may be covered by individual awards in any year, the number and class of shares covered by each outstanding award and, if applicable, the exercise price per share shall all be adjusted proportionately or as otherwise appropriate to reflect any increase or decrease in the number of issued shares of Common Stock resulting from a split-up or consolidation of shares or any like capital adjustment, or the payment of any stock dividend, and/or to reflect a change in the character or class of shares covered by the Plan arising from a readjustment or recapitalization of the Company's capital stock.

(b) Change in Control. Unless the Committee otherwise provides in an award agreement, upon the occurrence of a Change in Control of the Company, the Committee is authorized (but not obligated) to make adjustments in the terms and conditions of outstanding awards, including without limitation the following (or any combination thereof): (a) continuation or assumption of such outstanding awards under the Plan by the Company (if it is the surviving company or corporation) or by the surviving company or corporation or its parent; (b) substitution by the surviving company or corporation or its parent of awards with substantially the same terms for such outstanding awards; (c) accelerated exercisability, vesting and/or lapse of restrictions under outstanding awards immediately prior to the occurrence of such event; (d) upon written notice, provide that any outstanding awards must be exercised, to the extent then exercisable, during a reasonable period of time immediately prior to the scheduled consummation of the event, or such other period as determined by the Committee (contingent upon the consummation of the event), and at the end of such period, such awards shall terminate to the extent not so exercised within the relevant period; and (e) cancellation of all or any portion of outstanding awards for fair value (as determined in the sole discretion of the Committee and which may be zero) which, in the case of options and stock appreciation rights or similar awards, may equal the excess, if any, of the value of the consideration to be paid in the Change in Control transaction to holders of the same number of shares subject to such awards (or, if no such consideration is paid, Fair Market Value of the shares subject to such outstanding awards or portion thereof being canceled) over the aggregate exercise price or base price, as applicable, with respect to such awards or portion thereof being canceled (it being understood that no consideration is required to be paid to cancel such awards or portion thereof for which the aggregate value of consideration to be paid in the Change in Control transaction does not exceed the aggregate exercise or base price).

Unless otherwise provided under the terms of the applicable award agreement, a "Change in Control" of the Company shall be deemed to have occurred if:

(i) any Person (other than the Company, any employee or any trustee or other fiduciary holding securities or the right to acquire securities under any stock option, restricted stock or other employee benefit plan of the Company or its affiliates or any company owned, directly or indirectly, by the stockholders of the Company immediately prior to the occurrence with respect to which the evaluation is being made in substantially the same proportions as their ownership of the Common Stock) becomes the Beneficial Owner (except that a Person shall be deemed to be the Beneficial Owner of all shares that any such Person has the right to acquire pursuant to any agreement or arrangement or upon exercise of conversion rights, warrants or options or otherwise, without regard to the sixty (60) day period referred to in Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")), directly or indirectly, of securities of the Company representing more than fifty percent (50%) of the combined voting power of the Company's then outstanding securities;

(ii) during any period of two (2) consecutive years, individuals who at the beginning of such period constitute the Board, and any new director (other than a director designated by a Person who has entered into an agreement with the Company to effect a transaction described in clause (i), (ii), or (iv) of this Section 5(b)) whose election by the Board or nomination for election by the Company's stockholders was approved by a vote of at least two-thirds of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved but excluding for this purpose any such new director whose initial assumption of office occurs as a result of either an actual or threatened election contest (as such terms are used in Rule 14a-11 of Regulation 14A promulgated under the Exchange Act) or other actual or threatened solicitation of proxies or consents by or on behalf of an individual, corporation, partnership, group, associate or other entity or Person other than the Board, cease for any reason to constitute at least a majority of the Board;

(iii) the consummation of a merger or consolidation of the Company with any other entity, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving or resulting entity) more than fifty percent (50%) of the combined voting power of the surviving or resulting entity outstanding immediately after such merger or consolidation; or

(iv) the stockholders of the Company approve a plan or agreement for the sale or disposition of all or substantially all the assets of the Company (other than such a sale or disposition immediately after which such assets shall be owned directly or indirectly by the stockholders of the Company in substantially the same proportions as their ownership of the Common Stock immediately prior to such sale or disposition).

For purposes of the definition of Change in Control, the term "Beneficial Owner" shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act (including any successor to such Rule) and the term "Person" shall have the meaning ascribed to such term in Section 3(a)(9) of the Exchange Act and used in Sections 13(d) and 14(d) thereof, including "group" as defined in Section 13(d) thereof.

(c) Merger; Consolidation; Spin-off. Unless otherwise provided in the applicable award agreement, in the event of a merger, consolidation, mandatory share exchange or other similar business combination of the Company with or into any other entity, a spin-off of an entity, or any transaction in which another person or entity acquires all the issued and outstanding Common Stock, or all or substantially all the assets of the Company, outstanding awards may be assumed or an equivalent award may be substituted by the person or entity or a parent or subsidiary of the person or entity.

(d) Fractional Shares. In the event of any adjustment in the number of shares covered by any option pursuant to the provisions hereof, any fractional shares resulting from such adjustment shall be disregarded, and each such option shall cover only the number of full shares resulting from the adjustment.

(e) Determinations Final. The determination as to the manner in which adjustments shall be made under this Section 14 shall be made by the Committee in its sole discretion, and the extent thereof, shall be final, binding and conclusive.

15. Tax Withholding. As a condition to the exercise of any award or the delivery of any shares of Common Stock pursuant to any award or the lapse of restrictions on any award, or in connection with any other event that gives rise to a federal or other governmental tax withholding obligation on the part of the Firm relating to an award, (a) the Firm may deduct or withhold (or cause to be deducted or withheld) from any payment or distribution to a grantee whether or not pursuant to the Plan or (b) the Firm shall be entitled to require that the grantee remit cash to the Firm (through payroll deduction or otherwise), in each case in an amount sufficient in the opinion of the Company to satisfy such withholding obligation. If the event giving rise to the withholding obligation involves a transfer of shares of Common Stock, then, unless the applicable award agreement provides otherwise, at the discretion of the Committee, the grantee may satisfy the withholding obligation described under this Section 15 by electing to have the Company withhold shares of Common Stock (which withholding will be at a rate not in excess of the statutory minimum rate) or by tendering previously owned shares of Common Stock, in each case having a Fair Market Value equal to the amount of tax to be withheld (or by any other mechanism as may be required or appropriate to conform with local tax and other rules).

16. Compliance with Section 409A of the Code.

(a) General. The Company intends that all awards be structured in compliance with, or to satisfy an exemption from, Section 409A of the Code and all regulations, guidance, compliance programs and other interpretative authority thereunder as may be in effect from time to time ("Section 409A"), such that there are no adverse tax consequences, interest, or penalties as a result of the payments. Notwithstanding any other provision of the Plan, the Committee may not grant any awards that do not, or amend the Plan and/or awards in a manner that does not, comply with the requirements of Section 409A, and the Committee may, in its sole discretion and without a participant's prior consent, amend the Plan and/or awards, adopt policies and procedures, or take any other actions (including amendments, policies, procedures and actions with retroactive effect) as are necessary or appropriate to (a) exempt any award from the application of Section 409A, (b) comply with the requirements of Section 409A, including without limitation any such regulations guidance, compliance programs and other interpretative authority that may be issued after the date of the grant, or (c) avoid the imposition of additional taxes, interest or penalties on the Company or any subsidiary or affiliate by reason of Section 409A, unless the award provides explicitly that it is not subject to amendment by necessity of Section 409A.

(b) Payments to Specified Employees. Notwithstanding any contrary provision in the Plan or award agreement, any payment(s) of nonqualified deferred compensation (within the meaning of Section 409A) that are otherwise required to be made under the Plan to a "specified employee" (as defined under Section 409A) as a result of his or her separation from service (other than a payment that is not subject to Section 409A) shall be delayed for the first six months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the award agreement) on the payment date that immediately follows the end of such six-month period or as soon as administratively practicable thereafter.

(c) Separation from Service. A termination of employment or service shall not be deemed to have occurred for purposes of any provision of the Plan or any award agreement providing for the payment or settlement of any amounts or benefits that are subject to Section 409A upon or following a termination of employment, unless such termination is also a "separation from service" within the meaning of Section 409A and the payment thereof prior to a "separation from service" would violate Section 409A. For purposes of any such provision of the Plan or any award agreement relating to any such payments or benefits, references to a "termination," "termination of employment or service" or like terms shall mean "separation from service."

17. Amendment and Termination. The Board may amend or terminate the Plan, provided, however, that no such action may affect adversely the accrued rights of the holder of any outstanding award without the consent of the holder. Except as otherwise provided in Section 14, any amendment which would increase the number of shares of Common Stock for which awards may be granted under the Plan (in the aggregate or on an individual basis), modify the class of individuals eligible to receive awards under the Plan or materially increases the benefits accruing to participants under the Plan shall be subject to the approval of the Company's stockholders. The Committee may amend the terms of any agreement or certificate made or issued hereunder at any time and from time to time, provided, however, that any amendment which would adversely affect the accrued rights of the holder may not be made without his or her consent.

18. No Rights Conferred. Nothing contained herein shall be deemed to give any individual any right to receive an award under the Plan or to be retained in the employ or service of the Firm.

19. Decisions and Determinations to Be Final. All decisions and determinations made by the Board pursuant to the provisions hereof and, except to the extent rights or powers under the Plan are reserved specifically to the discretion of the Board, all decisions and determinations of the Committee shall be final, binding and conclusive.

20. Governing Law. All rights and obligations under the Plan and each award agreement or instrument shall be governed by and construed in accordance with the laws of the State of New York, without regard to its principles of conflict of laws.

21. Term of the Plan. The Plan shall become effective on the date of its adoption by the Board. Unless sooner terminated by the Board, the Plan shall terminate on the tenth anniversary of the date of its adoption by the Board. The rights of any person with respect to an award made under the Plan that is outstanding at the time of the termination of the Plan shall not be affected solely by reason of the termination of the Plan and shall continue in accordance with the terms of the award (as then in effect or thereafter amended) and the Plan.

Appendix B

LABRANCHE & CO INC.
SENIOR EXECUTIVE BONUS PLAN
(AS ADOPTED MARCH 19, 2010)

Article 1. Establishment & Purpose

1.1 Establishment. LaBranche & Co Inc., a Delaware corporation ("LaBranche" and in combination with its subsidiaries, the "**Company**"), hereby establishes the Senior Executive Bonus Plan (the "**Plan**") as set forth herein.

1.2 Purpose of Plan. The purpose of this Plan is to motivate and reward employees of the Company by providing for annual incentive bonuses if pre-established annual performance goals are achieved. The Plan is also intended to qualify as a performance-based compensation plan under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "**Code**").

Article 2. Administration

The Plan shall be administered by a Compensation Committee (the "**Committee**") comprised exclusively of members of the board of directors of LaBranche (the "**Board**") who are "outside directors" within the meaning of Code Section 162(m) and Treasury Regulation § 1.162-27(c)(4). The Committee shall have the authority, subject to the provisions herein, (a) to select the employees to participate in the Plan; (b) to establish and administer the Performance Goals (as defined herein) and the bonus opportunities applicable to each participant and certify whether the goals have been attained; (c) to construe and interpret the Plan and any agreement or instrument entered into under or in connection with the Plan; and (d) to make all other determinations that may be necessary or advisable for the administration of the Plan. Any determination by the Committee pursuant to the Plan shall be final and binding upon the participants, the Company, and all other interested individuals.

Article 3. Eligibility

Eligibility shall be limited to employees of the Company who may be a "covered employee" within the meaning of Code Section 162(m)(4) and Treasury Regulation § 1.162-27(c)(2) and such other employees, as determined by the Committee in its discretion. The Committee, in its discretion, shall designate in writing those eligible employees of the Company who shall participate in the Plan (each, a "**Covered Employee**") for any fiscal year or other accounting period selected by the Committee no later than the applicable deadline (the "**Determination Date**") for the establishment of Performance Goals permitting the compensation payable to each such Covered Employee for such fiscal year or period to qualify as "qualified performance-based compensation" under Treasury Regulation § 1.162-27(e). Designation as a Covered Employee shall be conclusive for the fiscal year or period to which the designation applies whether or not such employee is deemed a "covered employee" (within the meaning of Code Section 162(m)) at the end of such period. Designation as a Covered Employee for any fiscal year or period shall not entitle an employee to participate in the Plan for any other fiscal year or period.

Article 4. Performance Goals

4.1 Establishment of Performance Goals. A Covered Employee's bonus shall be determined based on the attainment of written performance goals (the "**Performance Goals**") established by the Committee as of the beginning of each of the Company's fiscal years or other accounting periods selected by the Committee ("**Performance Periods**"). The Performance Goals shall be established (a) while the outcome for the Performance Period is substantially uncertain and (b) no later than ninety (90) days after the commencement of the Performance Period to which the Performance Goal relates (or, if the Performance Period is less than one

(1) year, no later than the number of days which is equal to twenty-five percent (25%) of such Performance Period). The Performance Goals need not be the same for all Covered Employees.

4.2 Performance Measures. Performance Goals shall be based on any of the following business criteria, either alone or in any combination, on either a consolidated or business unit or divisional level, as the Committee may determine: (a) sales or revenue; (b) earnings per share; (c) measurable achievement in quality, operation and compliance initiatives; (d) objectively determinable measure of non-financial operating and management performance objectives; (e) net earnings (either before or after interest, taxes, depreciation and amortization); (f) economic value-added (as determined by the Committee); (g) net income (either before or after taxes); (h) operating earnings; (i) cash flow (including, but not limited to, operating cash flow and free cash flow); (j) cash flow return on capital; (k) return on net assets; (l) return on stockholders' equity; (m) return on assets; (n) return on capital; (o) stockholder returns, dividends and/or other distributions; (p) return on sales; (q) gross or net profit margin; (r) productivity; (s) expenses; (t) margins; (u) operating efficiency; (v) customer satisfaction; (w) working capital; (x) debt; (y) debt reduction; (z) price per share of stock; (aa) market share; (bb) completion of acquisitions; (cc) business expansion; (dd) product diversification; (ee) new or expanded market penetration and (ff) book value. The foregoing criteria shall have any reasonable definitions that the Committee may specify, which may include or exclude any or all of the following items, as the Committee may specify: (pp) extraordinary, unusual or non-recurring items; (qq) effects of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (rr) effects of currency fluctuations; (ss) effects of financing activities (e.g., effect on earnings per share of issuing convertible debt securities); (tt) expenses for restructuring, productivity initiatives or new business initiatives; (uu) impairment of tangible or intangible assets; (vv) litigation or claim judgments or settlements; (ww) non-operating items; (xx) acquisition expenses; (yy) discontinued operations; and (zz) effects of assets sales or divestitures. Any such business criterion or combination of such criteria may apply to the Covered Employee's bonus opportunity in its entirety or to any designed portion or portions of the bonus opportunity, as the Committee may specify.

Article 5. Bonus Opportunity

No later than the Determination Date for each Performance Period, the Committee shall establish, in writing, the method for computing the amount of compensation that will be payable under the Plan to each Covered Employee if the Performance Goals established by the Committee for such Performance Period are attained in whole or in part. Such method shall be stated in terms of an objective formula that precludes discretion to increase the amount of the bonus that would otherwise be payable hereunder. The method need not be the same for all Covered Employees. Notwithstanding anything to the contrary contained herein, the Committee may exercise negative discretion (within the meaning of Treasury Regulation § 1.162-27(e)(2)(iii)(A)) with respect to any bonus payable hereunder to reduce any amount that would otherwise be payable hereunder.

Article 6. Maximum Bonus

The maximum amount of compensation that may be paid under the Plan to any Covered Employee for any fiscal year shall be $10,000,000.

Article 7. Certification of Performance Goals and Payment of Bonus

7.1 Certification by Committee. As soon as practicable after the close of the Performance Period and prior to the payment of any bonus, the Committee shall review the Company's performance and certify in writing the extent to which the applicable Performance Goals have been achieved.

7.2 Payment of Bonus After Certification. Each bonus, to the extent earned, shall be paid in a single lump sum cash payment, less applicable withholding taxes, as soon as practicable following the Committee's certification described in the preceding sentence. Payments under this Plan are intended to qualify as short-term deferrals under Code Section 409A and shall be made no later than the date two and one-half (2 ½) months following the close of the fiscal year in which such bonus was earned; *provided, however*, that any payment that is delayed due to an event described in Treasury Regulation § 1.409A-1(b)(4)(ii), shall be paid as soon as practicable. Except as otherwise determined by the Committee, in its sole discretion, a Covered Employee shall not be entitled to payment of a bonus otherwise earned under the Plan if such Covered Employee is not employed by the Company on the payment date for such bonus.

Article 8. Funding

The Plan shall be unfunded. The Company shall not be required to segregate any assets to ensure payment of any bonus under the Plan.

Article 9. Amendment and Termination

The Company may amend or terminate the Plan at any time; *provided, however,* that no amendment shall cause any performance-based bonus payable under the Plan not to qualify under Code Section 162(m).

Article 10. Stockholder Approval

Payment of any bonus under this Plan shall be contingent upon approval of this Plan by a majority of the stockholders of LaBranche, including the applicable Performance Goals relating thereto. Unless and until such stockholder approval is obtained, no bonus shall be paid pursuant to this Plan. To the extent necessary for purposes of Code Section 162(m), this Plan shall be resubmitted to stockholders for their reapproval with respect to bonuses payable for the taxable years of LaBranche commencing on or after the fifth (5th) anniversary of the initial stockholder approval, or at such earlier time required by Code Section 162(m).

Article 11. Effective Date

The Plan shall be effective on the date that it is adopted by the Board, contingent on approval of the Plan by LaBranche's shareholders as set forth in Article 10 above.

Article 12. Interpretation and Construction

Any provision of this Plan to the contrary notwithstanding, (a) bonuses under this Plan are intended to qualify as "qualified performance-based compensation" under Treasury Regulation § 1.162-27(e) and (b) any provision of the Plan that would prevent any bonus under the Plan from so qualifying shall be administered, interpreted and construed to carry out such intention and any provision that cannot be so administered, interpreted and construed shall be disregarded. No provision of the Plan, nor the selection of any Covered Employee to participate in the Plan, shall constitute an employment agreement or affect the duration of any Covered Employee's employment, which shall remain "employment at will" unless an employment agreement between the Company and the Covered Employee provides otherwise. All references in the Plan to sections of the Code or to Treasury Regulations shall be interpreted to include any amendment or successor provisions thereto.

Article 13. Governing Law

The terms of this Plan shall be governed by the laws of the State of Delaware without giving effect to the conflict of law principles thereof.

* * *

This Plan was duly adopted and approved by the Board of Directors of LaBranche by resolution at a meeting held on the 19th day of March, 2010.

2009 Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
for the fiscal year ended December 31, 2009

or

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
for the transition period from to .

Commission file number: 001-15251

LaBRANCHE & CO INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**13-4064735**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

33 Whitehall Street, New York, New York 10004
(Address of Principal Executive Offices) (Zip Code)

(212) 425-1144
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each Class:	Name of each exchange on which registered:
Common Stock, par value $0.01	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or such shorter period that the registrant was required to submit and post such files). Yes ☐ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the Common Stock held by non-affiliates of the registrant, based upon the last sale price of the Common Stock reported on the New York Stock Exchange on June 30, 2009, was approximately $150.6 million. Shares of Common Stock beneficially held by each officer and director and by each person who owns 10 percent or more of the outstanding shares of common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for any other purpose.

The number of shares of Common Stock outstanding as of March 12, 2010 was 42,947,856.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the registrant's 2010 Annual Meeting of Stockholders to be held on May 18, 2010 are incorporated by reference in this Annual Report on Form 10-K in response to Part II, item 5 and Part III, items 10, 11, 12, 13 and 14.

LaBranche & Co Inc.
FORM 10-K ANNUAL REPORT
For the Year Ended December 31, 2009

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-K and the documents incorporated by reference contain forward-looking statements that have been made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates and projections about the registrant's industry, management's beliefs and certain assumptions made by management. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed or forecasted in any such forward-looking statements. Unless required by law, the registrant undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. However, readers should carefully review the risk factors set forth herein and in other reports or documents the registrant files from time to time with the Securities and Exchange Commission (the "SEC").

Item 1. BUSINESS.

Overview

LaBranche & Co Inc. ("we", "our", "us") is the parent corporation of LaBranche Structured Holdings, Inc.("LSHI"), the holding company for a group of entities that are and market-makers in options, futures and exchange-traded funds, or "ETFs," traded on various exchanges. LSHI's subsidiaries' now generate the majority of the collective revenues of our market-making businesses, which is referred to in this Annual Report as our Market-Making segment. LSHI's subsidiaries are:

- LaBranche Structured Products, LLC, a New York limited liability company ("LSP");
- LaBranche Structured Products Europe Limited, a United Kingdom single member private company ("LSPE");
- LaBranche Structured Products Hong Kong Limited, a Hong Kong single member private company ("LSPH");
- LaBranche Structured Products Direct, Inc. ("LSPD"), a New York corporation; and
- LaBranche Structured Products Specialists LLC, a New York limited liability company ("LSPS"), which is now dormant and is no longer registered with the SEC as a broker-dealer.

LSP is a registered broker-dealer that operates as a market-maker in equity, index and ETF options, ETFs and futures on the NYSE Amex Exchange, the NYSE Arca Exchange, the New York Board of Trade ("NYBOT"), the Philadelphia Stock Exchange ("PHLX"), and the Chicago Board Options Exchange® ("CBOE"). LSPE is a broker-dealer registered with the United Kingdom's Financial Securities Authority and operates primarily as a market-maker for ETFs traded on the London Stock Exchange and the Euroex and Euronext Exchanges. LSPH is a broker-dealer registered with Hong Kong's Securities and Futures Commission and operates as a market-maker for ETFs and engages in hedging transactions in Asia. LSPD is a Financial Industry Regulatory Authority ("FINRA") member firm that is authorized to act as an institutional execution firm in derivative and structured products, but currently does not engage in any operations. LSPS, which has been inactive since it ceased operations in October 2007, was a registered broker-dealer and operated as a specialist in ETFs traded on the NYSE.

We are also the parent of LaBranche & Co. LLC, which was one of the oldest and largest designated market-makers (previously called specialists) in equity securities listed on the New York Stock Exchange ("NYSE") until January 22, 2010, when we sold the designated market making operations of LaBranche & Co. LLC to Barclays Capital Inc., a division of Barclays Bank PLC ("Barclays") for $25 million plus the value of LaBranche & Co. LLC's net trading inventory.

LaBranche Financial Services, LLC ("LFS"), is a FINRA Member Firm that provides securities execution, fixed income and professional trading brokerage services to institutional investors and is also a market-maker in over-the-counter, bulletin board and pink sheet securities.

We are also the sole stockholder of LABDR Services, Inc. ("LABDR") and the sole owner of LaBranche & Co. B.V. ("BV"). LABDR provided disaster recovery services and back-up facilities to other LaBranche subsidiaries until June 2007 when it became inactive. BV represented LaBranche & Co. LLC in European markets and provided client services to LaBranche & Co. LLC's European listed companies until June 30, 2007, when it ceased operations.

We are a Delaware corporation that was incorporated in June 1999. Our principal executive offices are located at 33 Whitehall Street, New York, New York 10004, and our telephone number is (212) 425-1144. Our Internet address is www.labranche.com. We make available free of charge, on or through the investor relations section of our website, annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. These filings also are available on the SEC's website at www.sec.gov.

Also available on our website are our Corporate Governance Guidelines, our Code of Conduct (applicable to all our directors, officers and employees) and the charters for our Audit Committee, Compensation Committee and Nominating & Corporate Governance Committee. Within the time period required by the SEC and the NYSE, if applicable, we will post any amendment and/or any waiver of our Code of Conduct.

Our business principally operates in two separate segments: the Market-Making segment and the Institutional Brokerage segment. Our Market-Making segment currently includes the operations of LSP, LSPE, LSPH and LSPD (and formerly also included the operations of LaBranche & Co. LLC and LSPS prior to their sale and cessation of business, respectively). As of December 31, 2009, the entities within our Market-Making segment were market-makers on the NYSE ("LaBranche & Co. LLC"), the NYSE Amex Exchange, the NYSE Arca Exchange, the NYBOT, the PHLX, and the CBOE. Collectively, since the sale of LaBranche & Co. LLC's designated market maker business, our Market-Making segment is comprised of market makers for 3 futures and 114 ETFs on the NYSE Amex Exchange, PHLX, NYBOT and other exchanges, and are market-makers for ETFs, options and futures on various exchanges.

Our Institutional Brokerage segment currently includes the operations of LFS, which provides securities execution to institutional clients and professional traders. LFS' central focus is to bring the customer closer to the point of sale and provide price discovery at the highest possible speed and lowest possible cost. LFS also is a market-maker in over-the-counter, bulletin board and pink sheet securities serving as a liquidity provider in those securities. The Institutional Brokerage segment also includes an agency business that trades high-yield debt on behalf of its institutional customers and also acts as agent for our holding company in transactions concerning leveraged loans and commercial loans.

Compensation and related benefits for certain employees and certain company-wide professional fees are allocated to our two principal business segments. However, certain revenues and administrative and corporate overhead expenses, which consist primarily of interest on our public debt, are not specifically allocated to our two principal business segments and thus are treated as "other" revenues and expenses. A description of our principal business segments is presented below.

Recent Changes to the Capital and Business Structure of LaBranche

We have undergone substantial changes in the first quarter of 2010. On January 22, 2010, we completed the sale of LaBranche & Co. LLC's designated market maker operations on the NYSE and all of its net designated market maker positions to Barclays. Under the terms of the transaction, we received $25 million in cash plus the value of LaBranche & Co. LLC's net trading inventory and we retained all cash and other non-designated market maker assets, including our shares of NYSE Euronext, Inc. stock (the "NYX shares") and $76 million in capital that we no longer are required to maintain at LaBranche & Co. LLC in connection with the designated market maker operations.

In addition, on February 15, 2010 (the "Redemption Date"), we fully redeemed and cancelled all of our remaining outstanding public indebtedness pursuant to the optional redemption provisions of the indenture governing our public debt. On the Redemption Date, all of our remaining note holders were paid 102.75% of the principal amount of their notes, plus accrued and unpaid interest thereon up to the Redemption Date. Therefore, as of February 15, 2010, we have no remaining outstanding public debt, resulting in a reduction of our interest expense by approximately $21 million per year. On January 22, 2010, we satisfied and discharged the indenture governing our outstanding public debt by irrevocably depositing with U.S. Bank National Association (the Trustee for the indebtedness) cash in an amount sufficient to pay the full amount of the redemption price for the Senior Notes on the Redemption Date, together with irrevocable instructions directing U.S. Bank to apply such funds to the payment of the Senior Notes on the Redemption Date. Thus, as of January 22, 2010, we were no longer obligated or restricted under the indenture governing our public debt.

In addition, on January 29, 2010, we commenced a tender offer to purchase up to 15,000,000 shares of our outstanding common stock, at a price of $4.60 per share. On March 1, 2010, the tender offer expired and we repurchased an aggregate of 8,539,667 shares of common stock (which was equal to the total number of shares tendered), at a price of $4.60 per share, for a total tender price of $39.3 million, constituting the purchase of an aggregate of 16.6% of our shares. The repurchase of the shares tendered, combined with the 10,937,769 shares repurchased by us pursuant to Board-authorized purchases over the past 18 months, have resulted in our repurchasing an aggregate of 19,477,436 shares of our common stock under our repurchase program, which constitutes a repurchase of an aggregate of 31.2% of our outstanding shares of common stock to date under our board-authorized repurchase programs. Upon completion of the tender offer, LaBranche and Co Inc. has approximately 42.9 million shares issued and outstanding. Following completion of the tender offer, we have approximately $60.7 million in board-authorized repurchases remaining under our repurchase program. Repurchases may be made in open market transactions, privately negotiated transactions, in a tender offer, Dutch auction or otherwise, in compliance with applicable state and federal securities laws. The timing and amounts of any purchases will be based on market conditions and other factors, including price and regulatory requirements.

Following these capital and business transactions, we are a much different company going forward. Our Market Making segment has now shifted its focus solely to providing liquidity in derivative products such as equity, index, ETF and foreign currency options, ETFs and futures, rather than also focusing on the cash-equity securities that were the focus of LaBranche & Co. LLC's specialist and, subsequently, designated market maker business. The derivative products in which we are making markets have not changed materially from historical periods, other than that market-making in these products represent our entire Market-Making segment operations.

In addition, we are no longer hampered by the significant interest expense on our public indebtedness. Historically, the operating expense related to our outstanding debt has been the negative carry to our firm, which was the interest we paid on our outstanding indebtedness, less the interest income we received as a result of having that cash on-hand. Our negative carry prior to the repurchase of all our debt reached a high of approximately $5.4 million per quarter due to the collapse of the interest rates to between 0% to .25% which has now been eliminated, and now we will have no negative carry. The elimination of this negative carry will enable us to use our capital more efficiently and with greater flexibility. We believe that these events, combined with the $76 million that was freed up from the net liquid asset requirement of our designated market maker business and the $25 million in cash proceeds from the sale of our designated market maker business to Barclays has enabled us to restructure, pursuant to the debt and stock repurchases described above, into a more flexible company that is better able to take advantage of opportunities as the financial services industry continues to evolve following the financial crises of 2008 and 2009.

The services offered by our Institutional Brokerage segment have remained relatively unchanged following our capital and business reorganization. Our Institutional Brokerage segment continues to provide execution, fixed income and brokerage services to institutional investors. However, changes in the institutional brokerage environment for firms our size and decreased volumes in late 2009 and early 2010 have forced us to take additional initiatives to cut expenses and reduce headcount in order to rationalize the costs and orderflow of these businesses. These expense reductions were made following the hires of additional sales and position traders in 2008 and early 2009 to address what we thought would be opportunities in that environment when traders were leaving bulge bracket firms. However, the perceived opportunities did not fully materialize and our cost structure continued to pose challenges to improving our Institutional Brokerage segment results. Despite these reductions, we believe that we still offer a competitive, high-touch execution platform for our institutional clients and we continue to make markets in over-the-counter and pink sheet securities and focus on our fixed income business that engages in sales and positional trading of bank and credit bank loans. We are also in the process of diversifying our institutional brokerage business to now offer interdealer broker services to our customers in equity and index options. We believe that our institutional brokerage business provides us with the ability to leverage our market trading philosophies and expertise, while meeting the needs of and providing more diverse products to our institutional customers.

Our Market-Making Segment

Our Market-Making Business Model

Our Market-Making segment consists of registered broker-dealers that operate as market makers in equity options, index options, ETF options, foreign exchange options, futures, structured notes and ETFs and engage in hedging and market risk mitigation trading in securities directly related to our market making operations. We have trading operations in both domestic and global securities markets in which our provision of liquidity is necessary and advantageous to the markets in which we operate. Our main goals are to provide liquidity to the markets and to profit from dynamically changing market prices and from quoting at the national best bid and offer, or "NBBO," in each case through the use of both technology and human judgment. We believe that our participation in the markets improves market quality and, as a result, lowers trading costs to market participants. Our market-making and liquidity provision activities are performed algorithmically, manually or telephonically by furnishing bona fide competitive bid and offer quotations continuously or regularly upon request and being willing and able to effect transactions at those quotes in marketable quantities. Our manual and telephonic trading is done based on advanced fair value models, which we have proprietarily developed internally.

Our goal is to provide quotations and interact with order flow globally both telephonically with other broker-dealers and through electronic trade messaging and over a scalable platform of market-making algorithms that can interact with all securities markets. We have been in constant transition over the past several years in order to adapt to the evolution of securities markets to electronic platforms, especially since the implementation of Regulation NMS, which became effective in March 2007, and the NYSE's new market model, which commenced in late December 2008, generally providing for electronic trading on national market systems to provide for the fastest possible execution.

We believe our future success will depend, to a great extent, on our technology and our trading personnel. Therefore, we have developed systems that embed pricing and risk parameters to continuously quote hundreds of securities simultaneously across many markets and depend on our automated fair value models and experienced traders to provide competitive bid and ask quotations upon request from other broker-dealers, particularly those with large sized orders in derivative products that cannot obtain competitive liquidity pricing by placing those orders in small sizes over one or more automated markets. Although regulatory requirements that govern some of our market-making have historically prevented us from combining all these activities into one broker-dealer, particularly in light of our former NYSE designated market maker operations, we have developed a capability for fully integrated position trading should the opportunity arise. Due to recent events, including the sale of our designated market maker business, there is less duplication in many of our administrative functions, and we are exploring an initiative to combine broker-dealers in order to achieve capital and operational efficiencies while still complying with regulatory and procedural requirements. We cannot currently estimate the timing or achievability of this potential combination of broker-dealers but we are committed to making our domestic broker/dealer operations more integrated and less "silo" structured as was required in the past by regulation.

The focus of our market-making operations has been shifting over the past several years from our traditional auction based specialist model in cash equity securities on the NYSE and AMEX and equity options listed on the AMEX, to a more electronic and diversified approach to being market-makers in a variety of cash equity and derivative securities, such as ETFs, ETF options, index options and futures across many different exchanges. We are in the process of developing and enhancing our market-making operations domestically and abroad, in Europe and Asia. We believe that as markets continue to evolve and develop worldwide and as new securities, such as ETFs continue to develop abroad, the desire for liquidity providers such as us continues to grow. This shift has culminated in the sale of our designated market maker business in January 2010 and we see our continued focus on derivative products market-making as an opportunity for our current and future growth.

Our adaptation to the automation and globalization of derivative securities markets is further evidenced by our January 2005 formation of LSPE to be a market-maker for ETFs traded on the London Stock Exchange, Euroex and Euronext exchanges and our August 2005 formation of LSPH to be a market-maker in ETFs traded in Hong Kong and to conduct hedging transactions in Hong Kong markets related to our market-making activities. LSPE became a registered broker-dealer with the FSA in March 2006, and LSPH registered as a broker-dealer with Hong Kong's SFC in October 2006.

Our international market-making operations have grown since inception and their results have continued to grow in 2009. LSPE experienced significant growth in 2008 and 2009 and continues to contribute significant revenues to our Market-Making segment. LSPE has established new relationships with a number of British and European order providers, and benefitted from a general increase in trading activity. We plan to continue our investment in LSPE and to pursue opportunities in international ETFs and indexes as they arise. The operations of our LSPH subsidiary are still being developed, and we are working toward making LSPH an important part of our market-making activities. Currently, a large portion of the trading that could be done by LSPH is being performed by LSPE due to cost and operational efficiencies, although that may change in the future. LSPH, however, has been developing its own options and ETF market making capabilities and, although we focused more of our attention in 2009 to domestic options market making and the growth of our London subsidiary, LSPE, we intend to grow LSPH in Asia using the same model of operations we used for LSPE in 2008 and 2009. By expanding our market-making presence abroad in Europe and Asia, we believe we are further strengthening and diversifying the product and market base in our Market-Making segment, which will further our strategy of meeting the liquidity provision challenges in an increasingly electronic and global marketplace.

We will continue to seek to leverage our liquidity providing expertise further internationally and are continually striving to enhance current relationships and establish new ones with entities that trade or provide order flow in the Australasian region.

The Evolution of the Specialist and Market-Making Industry

Historically, trading of securities on the NYSE and other listed securities markets was conducted through a process managed by the specialist for each security. Effective December 2008, specialists on the NYSE became "DMMs" but the role of the DMMs have been essentially the same as the specialist, although the way in which we satisfied our obligations and injected liquidity had become more electronic and required less human intervention prior to the sale of our DMM business in January 2010. On the NYSE, the DMM is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in the securities for which it is selected. The number of DMM firms on the NYSE has decreased substantially over the past ten years due to consolidation within the industry, and this consolidation largely occurred before the implementation of the NYSE's new market model. In 2009 and early 2010, there was additional consolidation of DMM firms with the sale of Van der Moolen's specialist business to Lehman Brothers and subsequent sale of Lehman Brothers to Barclays and with Susquehana Investment Group giving up its DMM business in 2009. In addition, on January 22, 2010, we sold our DMM business to Barclay Capital Inc. for $25 million. Until we sold our DMM operations to Barclays, our competitors in the NYSE cash equities DMM business were Spear, Leeds & Kellogg Specialists LLC (a division of Goldman Sachs Group), Bank of America Specialists, Kellogg Specialist Group and Barclays.

On the NYSE Amex Exchange and the ETF portion of the NYSE Arca Exchange (both of which exchanges list the securities formerly traded on the AMEX), specialist firms competed for a listing through an allocation process organized by the NYSE Alternext. An allocation committee of the exchange selects the specialist firm for each security based on specified criteria, giving weight to the desires of the listed company. In the second half of 2008, all of the ETFs that had previously been listed on the NYSE Amex Exchange (formerly, the AMEX), the lead market maker for each ETF listed on the NYSE Arca exchange is chosen either by the exchange or the ETF issuer. In March 2008, LSP sold its equity options specialist operations to another AMEX options specialist for an immaterial amount. Upon completion of this transaction, LSP retained its ETF, ETF option and index option lead market-making operations, as well as all of its current market-making operations.

In addition to normal market making functions, a lead market-maker in ETFs may provide "seed" money to the ETF by creating ETF shares by purchasing and depositing a group of securities and/or cash into the fund. Due to the evolution of the specialist and market-making functions into more similar roles, there is little difference in the lead market-makers and market-makers for ETFs; thus, the need for seed money has diminished. However, we may still seek to inject seed money into some ETFs when the opportunity arises in order to provide additional services to our ETF issuers, both domestically and internationally.

In connection with the operation of our DMM business prior to the sale in January 2010, the DMM firm's purchase and sale of its DMM securities as principal were based on obligation or inclination. For example, the DMM firm may have been obligated to buy or sell its DMM securities to counter short-term imbalances in the market, thus helping to maintain a fair and orderly market in that stock. At other times, the DMM firm may have been inclined to buy or sell the securities as principal based on market conditions, but in many cases, had to re-enter the market on the opposite side of its last trade in order to bring fairness and continuity to the market. In actively-traded securities, the DMM firm continually bought and sold its securities at varying prices throughout each trading day. The DMM firm's goal and expectation is to profit from small differences in the prices at which it buys and sells these securities. Historically, before specialists became DMMs under the new market model, the specialist firm's trading practices were subject to a relatively large number of restrictions, but a large number of these restrictions were removed under the new market model due to the removal of some of the informational advantages that had existed prior to December 2008. The changes brought on by the new market model had hampered our DMM's profitability in 2009, especially considering the decline in volumes on the NYSE and the significant increase in volumes in off-NYSE electronic marketplaces and so-called "dark pools." These market structure changes and increase electronic market competitors were important factors that shaped our decision to sell LaBranche & Co. LLC's DMM business in January 2010. We felt that the market-making opportunities in derivative products represented our best business going forward and to achieve the highest possible stockholder returns.

Currently, and for the foreseeable future, the large bulk of trading on exchanges, by market-makers, is done and will be done electronically and large orders are at times traded telephonically by broker-dealers through upstairs market-makers. As discussed above, our market makers have developed proprietary algorithms to trade in the nearly all-electronic market both by obligation and inclination. Our algorithms are designed to trade in accordance with our obligations as market-maker and also are designed to trade on opportunity in increasing situations where we are allowed to trade by inclination. We also believe we have talented market-makers that provide competitive markets upon request, and that are well capitalized and are ready, willing and able to trade at their quoted prices.

Growth of our Options, Futures and ETFs Market-Making

The recent changes in investor behavior from concentration on individual stocks to alternatives such as sector and index trading, as well as ETFs, also have substantially fueled the growth of trading in options, futures and ETFs. We have continued to increase our focus on our options, futures and ETFs specialist and market making-operations. In 2009, personnel and strategy changes interrupted the growth in our domestic revenue that we had been experiencing generally since 2006. We also experienced increased competition in the domestic options and ETF market making business in 2009, which caused fewer opportunities to be available with lower margins and longer durations at times. However, we continued to experience growth with these products in the overseas in the European market. Regardless of our experience domestically, the global structured product marketplace continues to evolve and grow providing opportunity for business expansion within this segment.

Recent Trends in Trading

DMM firms, as the specialists did, generate revenues by providing liquidity with their own capital in their market-making securities. In the electronic marketplaces, DMM firms' revenues generally are significantly impacted by the share volume of trading and volatility on the applicable market, as it was in the former manual specialist models on the NYSE and AMEX. DMM revenues in the NYSE's new market model are also generated by their quoting at the NBBO and order flow that is thereby brought to the NYSE. Market activity historically has tended to be cyclical and trading volumes from 2002 through 2009 have generally evidenced a decline in individual and institutional trading.

Our Market Making segment has now shifted its focus solely to providing liquidity in derivative products such as equity, index, ETF and foreign currency options, ETFs and futures, rather than also focusing on the cash-equity securities that were the focus of LaBranche & Co. LLC's specialist and, subsequently, designated market maker business.

Since 2000, ETFs and other derivative products have grown as an alternative to traditional equity and bond investments. ETFs are share-based investment funds that pool investors' capital and trade on stock exchanges throughout the day at prices determined by the market. ETFs attempt to imitate a stock market index or narrowly defined basket, rather than actively add or remove stocks. As a result, these ETFs offer investors the diversification advantages of a mutual fund, while also possessing certain tax and other advantages of traditional stocks. According to data provided by the Investment Company Institute, ETF assets grew to approximately $777 billion as of December 31, 2009 from $642 billion as of December 31, 2008, representing an annual growth rate of approximately 21.0%. Some of the more recognizable ETFs are the Nasdaq 100 Tracking Stock (QQQQ)™, Standard & Poors Depositary Receipts (SPDRs)™, Vanguard Index Participation Receipts (VIPERS)™ and iShares MSCI EAFE Index Fund (EFA)™. We believe the increase in program trading during this period is at least partially related to the growth in ETFs because hedging trades executed by market makers tend to be done electronically and in small increments. Additionally, related products such as index and ETF options have grown in popularity in connection with risk management, hedging and other opportunities. These products also require the services of a specialist and/or market-maker to maintain liquidity and a fair and continuous market in those securities.

Average daily trading volume on the NYSE decreased to approximately 1.3 billion shares in 2009 (and declined from approximately 1.6 billion in the first quarter of 2009 to approximately 1.1 billion in the fourth quarter of 2009) from approximately 1.5 billion shares in 2008 and 1.6 billion shares in 2007. There were several periods of trading in 2007 and 2006 in which there were significant unilateral market moves upward or downward (*i.e.*, there was very low volatility), causing us to generate poor trading results. In 2008, particularly during the financial crisis and closing or take-overs of large financial institutions, there was a significant increase in trading volumes and volatility, on which our market-making businesses were able to capitalize and during which the importance of liquidity providers in the marketplace was very evident. This period of significant increase in trading volumes and volatility was followed by a period of rapid decline in 2009. Overall, trading volumes worldwide have increased, due primarily to the proliferation of electronic and algorithmic trading and the relative ease and quickness of market access through automated trading models. This trend is further evidenced by the transition of all formerly manual markets, such as the NYSE and AMEX, to trading models that are, essentially, fully electronic. For example, in December 2006, the NYSE launched its HYBRID market. This transition was further developed in the fourth quarter of 2008 when the SEC approved, and the NYSE implemented, its New Market Model. In addition, Electronic Communications Networks, or ECNs, which are trading systems off of exchange floors that automatically match buy and sell orders at specified prices, continued to grow in popularity during this period due to their ability to handle large amounts of orders without human intervention. These trading systems, as well as advances in overall trading algorithms and increased speed of market technology, has led to the increases in volumes and worldwide trading activity, while at the same time causing increasing numbers of transactions to be executed in markets other than the primary listed market more quickly than the markets on which the securities were listed. These trends have led to the decline in volume on these historically manual markets. These trends have caused us to adapt our market-making focus to a more diversified base of derivative securities as well as additional equity securities on new and evolving markets such as the CBOE Stock Exchange.

The trading revenues of our Market-Making Segment decreased significantly in 2009, largely to lower volatility and the reduced opportunities of trading on the NYSE and other markets. Additionally, as the volumes captured by the exchange decreased significantly from 2008 to 2009 and due to a significant decline in our options market-making business in the first quarter of 2009, following the departure of our options market-making team in the second and third quarters of 2009, and the challenging environment facing our new options market-making team in the second and third quarters of 2009, this caused lower revenues and higher expenses in our options market-making operations. The dramatic increase in market volatility in the second half of 2008 brought on by extraordinary events in the financial markets, especially in the trading of financial companies, eroded in 2009 and, when combined with lower trading volumes and the challenging options market-making environment in 2009, caused significantly poorer results than we had seen in our Market-Making segment in 2007 and 2008. In the second half of 2008, the CBOE's Volatility Index®, or "VIX," a key measure of market expectation of near-term volatility and investor sentiment reached record high levels. However, in 2009, the VIX decreased to reflect the cyclical nature of the volatility in the marketplace and the need for liquidity provision declined. In this situation, we believe that the need for market-makers is crucial to the maintenance of continuous markets, and our market-making model is designed to increasingly use our capital to mitigate volatility in the market by adding liquidity. However, in 2009, the VIX decreased to reflect the cyclical nature of the volatility in the marketplace and the need for liquidity provision declined.

Due in large part to the provisions of Regulation NMS and increased electronic trading resulting in trades being shipped to the market or trading system that posts the "national best bid and offer," the percentage of trades in NYSE-listed stocks that take place on the NYSE declined to below 30% in 2009. In 2009, 24.9% of trades in NYSE-listed stocks were traded on the NYSE, a decline from approximately 26.2% in 2008. The percentage of trades in NYSE-listed stocks on the floor of the NYSE is affected as follows:

- some stocks are listed on multiple exchanges, such as regional exchanges, and trades take place on those exchanges as well as in the over-the-counter market and through alternative trading systems ("ATSs"), such as "BATS" and "BIDS";
- at times, significant volume in NYSE-listed stocks takes place before and after regular NYSE trading hours, off the NYSE; and
- rebates incentivize market participants to trade on other venues.

Technological advances and the implementation of Regulation NMS have contributed to increased trading through ATSs, such as ECNs, and electronic crossing systems. These systems electronically facilitate the matching of buy and sell orders that are entered by their network members. If a match does not occur, some ATSs will forward unfilled orders to other ATSs or to exchanges such as the NYSE. Some of these networks also allow limited negotiation between members to facilitate a match. These ATSs generally limit trades over their systems to their members, who are typically large financial institutions, professional traders or brokerage firms. Additionally, some ATSs are being developed to facilitate trading by retail investors. In April 1999, the SEC ruled that these networks are allowed, and in specified cases are required, to register and become subject to regulation as stock exchanges. It is possible that the presence of these ATSs and other emerging electronic trading systems have contributed to the overall decline in the percentage of equity shares traded on the NYSE over the past six years from approximately 82% to approximately 24.9% in 2009. Notwithstanding the presence of these ATSs and other emerging trading technologies, the NYSE remains a dominant trading marketplace for listed securities. It is unclear, however, how ATSs and other new technologies, other potential securities market acquisitions, the HYBRID model and Regulation NMS, all as described in "Rules Governing Our Specialist and Market-Making Activities" below), will continue to affect the future percentages of trading in listed stocks on the NYSE and the other markets on which we conduct business.

The NYSE's HYBRID market, launched in December 2006, substantially replaced these products with an almost fully electronic market. The changes brought on by the new market model in December 2008 had hampered our DMM's profitability in 2009, especially considering the decline in volumes on the NYSE and the significant increase in volumes in off-NYSE electronic marketplaces and so-called "dark pools." These market structure changes and increase electronic market competitors were important factors that shaped our decision to sell LaBranche & Co. LLC's DMM business in January 2010. We felt that the market-making opportunities in derivative products represented our best business going forward and to achieve the highest possible stockholder returns

Our Market-Making Operations

Our Market-Making segment revenues, net of interest expense, declined to $25.3 million in 2009 from $49.0 million in 2008 and $98.0 million in 2007. Excluding the gain or loss from the NYSE Euronext, Inc. common stock (the "NYX shares") the revenues, net of interest expense, of our market making segment were $31.0 million, $216.3 million, and $112.6 million, for 2009, 2008 and 2007, respectively. In January 2010, our Company sold the DMM business and related assets which caused the revenues, net of interest expense, of the DMM business to be excluded in the comparative amounts reported. In a supplemental disclosure, the market-making segment is reported with the discontinued operations in segment information. The decline in 2009 was primarily attributable to declines in trading revenue in the domestic options and ETF market-making, NYSE cash equities market-making, and losses on the NYX shares offset by increases in revenues in our European market making activities. In 2008, our overall revenues declined mainly due to the unrealized net loss of $167.3 million on our NYX shares in 2008 versus the unrealized net loss on the NYX shares of $14.5 million in 2007.

Prior to the implementation of the NYSE's HYBRID Market in 2006, the cash equities specialist business generated the majority of the revenues of our Market-Making segment, with the revenues from the ETFs, options and future products growing significantly over that same time period. However, since the NYSE's HYBRID Market implementation, the cash equities specialists/market-making revenues have been surpassed by the derivative specialist and market-making activities, which since the third quarter of 2007 has accounted for the majority of our Market-Making segment's total revenues. We significantly reduced costs related to our Market-Making segment in 2009, 2008 and 2007, largely due to a reduction in compensation expense following significant reductions in workforce related to the implementation of a nearly-fully electronic market under the HYBRID Market model and Regulation NMS. On January 22, 2010, we sold the DMM business for $25 million, which we believe will further significantly lower our expenses, both in terms of compensation expense and in terms of the expenses related to our outstanding indebtedness (and the negative carry related thereto) and in releasing us of the requirement to maintain $76.0 million in net liquid assets at our DMM business.

In 2008 and 2009, we continued to increase our focus on our market-making operations other than the NYSE cash equities business, and since our sale of the DMM business in January 2010, our focus has shifted entirely to making markets in these derivative products. Our Market-Making segment has been employing less capital more efficiently in its trading activities on more exchanges, and in derivative products and ETFs in order to seek growth opportunities. Our initial acquisition strategy and strategic organic growth from 2000 to 2009 has enabled us to attract products and build relationships in our market-making operations on additional exchanges and in additional countries. A restructuring of certain of our market-making subsidiaries during this period has allowed us to develop our market-making operations across various exchanges and marketplaces. These initiatives have also enabled us to better allocate and deploy our capital, workforce and technology across our operations in order to more efficiently seek out opportunities as they arise. The working capital allocated to this segment, however, has decreased from $777.8 million at the beginning of 2007 to $269.5 million at the end of 2009, largely due to the decline in the capital requirements at our DMM business within the Market-Making segment.

Our Options, Futures and ETFs and Market-Maker Business

As a market maker in options, futures and ETFs, we are responsible for maintaining a fair and orderly market in the trading of those securities. In doing so, we may at times be obligated to trade against the market, adversely impacting the profitability of the trade or creating a position that may not necessarily be desired. To hedge the risk of our derivative positions, we may buy or sell the underlying asset(s). As a market-maker, we also trade these derivative securities as principal out of both obligation and inclination. Our principal competitors in the ETF specialist business were Spear, Leeds & Kellogg Specialists LLC, Bear Wagner Specialists LLC (Bear Wagner became Barclays) and Kellogg Group Specialists LLC. Our options and futures business is not dominated by any one or group of competitors.

As a market-maker in options, ETFs and futures, both domestically and internationally, our Market-Making segment generally engages in a course of dealings that is reasonably calculated to contribute to the maintenance of a fair and orderly market. We also may hedge these positions with the underlying assets or other financial instruments. In our market-making function, we either regularly publish bona fide, competitive bid and offer quotations in our securities on an interdealer quotation system, such as the NYSE Arca Exchange, CBOE, etc., or we furnish bona fide competitive bid and offer quotations to other broker dealers upon their request. We stand ready, willing and able to effect transactions at our quoted prices with those other broker dealers, thereby bringing immediacy and liquidity to the markets when we choose to participate.

In 2002, we began to implement a strategy to diversify our revenues beyond the core NYSE and AMEX cash equities specialist businesses by focusing on non-traditional products such as options, ETFs and futures, both domestically and globally. This was mainly achieved by coupling the LaBranche reputation and relationships with new trading technologies and algorithms to be used in marketplaces outside the NYSE where growth in new products was evident. This strategy largely began with the formation of LSP in June 2002, in which we have conducted our options, ETFs and other derivatives specialist and market-making business activities on the NYSE Arca Exchange, the NYSE Amex Exchange, NYBOT, PHLX, CBOE and other exchanges.

From 2002 through 2006, we expanded our market-making activities to different derivative products as well as to other exchanges, which contributed significantly to our growing balance sheet over this period. In January 2005, we further expanded our market-making activities by forming LSPE to be a market-maker for ETFs traded on the London Stock Exchange, Euroex and Euronext exchanges. In August 2005, we formed LSPH to be a market-maker in ETFs traded in Hong Kong and to conduct hedging transactions in Hong Kong markets related to our market-making activities. LSPE became a registered broker-dealer with the FSA in March 2006, and LSPH registered as a broker-dealer with Hong Kong's SFC in October 2006.

In August and September 2005, we reorganized our options, futures and ETFs specialist and market-making operations under our LSHI holding company subsidiary in order to facilitate the liquidity and working capital management of our non-cash equities specialist and market-making activities. During 2006, our options, futures and ETFs specialist and market-making operations continued to expand our LSPE and LSPH subsidiaries continued start-up activities to commence its market-making activities in London and Hong Kong. In the second quarter of 2009, we sold our options specialist operations on the PHLX to a third party. In addition, in March 2008, LSP sold its equity options specialist operations to another AMEX options specialist to a third party. These transactions essentially caused a discontinuation of our specialist operations in options products, although we are still a lead market maker in some options products on the CBOE and a lead market-maker in several ETFs quoted on the NYSE Arca Exchange.

In 2007 and 2008, in particular, our expansion into new products and increased globalization have given us opportunities which we believe has allowed and will enable us to further diversify our business. Our trading operations in London began yielding positive results in 2007 and that production accelerated in 2008 and 2009 due in part to market volatility and the fact that LSPE provided liquidity on a regular basis to the ETF markets abroad. We believe the further globalization of electronic markets will provide us additional opportunities as a liquidity provider and market-maker, and we are continuing to develop trading technologies to enable us to make markets in ETFs and options in Hong Kong through our LSPH subsidiary. The expansion of our derivative product market-making business into the United Kingdom and Hong Kong is evidence of our strong belief that market-making operations are needed and can profit by growing abroad. We believe we are in an opportune position to leverage the electronic trading technologies developed in our domestic operations to continue to make markets in the United Kingdom and Hong Kong. We also believe that the growth of our revenues at LSPE, in the United Kingdom, using our scalable, proprietary market-making technology evidences the fact that our trading philosophy and technology translates well to other global and electronic markets.

During 2009, our domestic index and options market-making activities experienced lower revenues while our ETF market-making activities and European market making activities delivered continued revenue growth. In 2007 and 2008, our index and ETF options market-making and ETF market making activities excelled.

For detailed financial information in connection with our Market-Making segment, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Market-Making Segment Operating Results" and Note 16 to the Financial Statements filed herewith.

Our NYSE Equity Designated Market Maker Business (prior to its sale)

Our DMM cash equities business on the NYSE was conducted through our LaBranche & Co. LLC subsidiary. As a DMM in equity securities and rights listed on the NYSE, LaBranche & Co. LLC's role was to maintain, as far as practicable, a fair and orderly market in the securities it has been allocated. The securities allocated to LaBranche & Co. LLC after the new market model was implemented were the same securities that were allocated to it as the specialist for those companies. As a DMM, LaBranche & Co. LLC provided a service to its listed companies, and to the brokers, traders and investors who trade in its DMM stocks. As a result of our commitment to providing high quality market-making services, we developed a solid reputation among our constituencies, including investors, members of the Wall Street community and our listed companies. In January 2010, we sold the DMM business and related assets.

Based on dollar volume and share volume traded of stocks, LaBranche & Co. LLC was one of the largest NYSE DMM firms as of December 31, 2009 and 2008. In addition, LaBranche & Co. LLC acted as the DMM for 200 other NYSE-listed securities (e.g., preferred stocks and derivative securities).

As of December 31, 2009, LaBranche & Co. LLC's listed companies included:

- 101 of the S&P 500 Index companies;
- 28 of the S&P 100 Index companies;
- 8 of the 30 companies comprising the Dow Jones Industrial Average ("DJIA"). Our DJIA stocks are 3M Co., American Express Company, Chevron, E.I. du Pont de Nemours and Company, Exxon Mobil Corp., Merck & Co. Inc., Kraft Foods and AT&T Inc.; and
- 121 foreign ADRs, of which 24 are Peoples Republic of China ADRs

Regulation National Market System ("Regulation NMS"). Regulation NMS became effective in March 2007 for automated trading centers. It has had a significant impact on the regulation of trading on securities exchanges and marketplaces. Specifically, the rule establishes inter-market protection against "trade-throughs" for all NMS stocks and protection of only those quotations that are immediately accessible through automatic execution, allowing trades to go directly to the market that posts the national best bid and offer. The rule generally does not contain the "opt-out" exception originally proposed by the SEC, which would have (1) allowed customers (and broker dealers trading for their own accounts) to "opt-out" of the protections of the rule by providing informed consent to the execution of their orders, on an order-by-order basis, in one market without regard to the possibility of obtaining a better price in another market, and (2) taken into account the differences between the speed of execution in electronic versus manual markets by providing an automated market with the ability to trade through a non-automated market at a price up to a certain amount away from the best bid or offer displayed by the non-automated market. The rule also is anticipated to protect the best bids and offers of each exchange and the NASD/FINRA's Alternative Display Facility. We are fully operational under the HYBRID market; therefore, we believe we are in compliance with the provisions of Regulation NMS and will continue to adapt to the NYSE and other markets in order to do so. We currently do not anticipate that Regulation NMS will have a material effect on our business, other than with respect to the effects of the new HYBRID market and other electronic exchanges, as more fully described herein and in Item 1A, "Risk Factors" below.

The Change from Commissions to Liquidity Provision Payments on the NYSE. In September 2007, the NYSE completed a change in its commission rules for specialists, providing for a monthly liquidity provision payment (the "LLP"). Formerly the specialist commission, until December 1, 2006, was paid to a specialist for executing limit orders that had been on the book for more than five minutes. In a transition period from December 2006 through August 2007, our NYSE specialist received a "specialist allocation pool" payment in the amount of $2.1 million per month. The new LPP system changed the amounts paid to our DMM business for providing liquidity on the NYSE and, in effect, rewarded the DMM for the times they quoted at the NBBO. Until we sold our DMM business on January 22, 2010, the new LPP system involved a two tier fee structure based on (1) the firms' proportional share of 100% of the consolidated tape revenue earned by the NYSE for quoting at the national best bid and offer, and (2) a subjective allocation from the NYSE of the "LPP pool" which consisted of 25% of the NYSE's listed stock transaction revenue on matched volume. This monthly payment, in the aggregate, was between $1.3 million to $2.1 million since implementation.

Reduction in Capital Requirements of the DMM. On February 5, 2008, the SEC approved an NYSE-proposed reduction by 75% in the net liquid asset ("NLA") requirements applicable NYSE specialist firms. This reduction became effective immediately and resulted in a reduction of LaBranche & Co. LLC's NLA requirement by approximately $205.0 million. Upon the completion of the sale of the DMM business in January of 2010, we were released from our remaining $76 million NLA requirement, thereby freeing up working capital to be used for other corporate purposes.

Emergency Rule Making Under Regulation SHO and conversion to Final Rule. On October 14 and 15, 2008, the SEC Commission adopted a set of interim final temporary rules concerning short selling practices designed to give continued effect to emergency measures taken in September 2008 either banning or significantly restricting the practice of "naked" short selling, which is selling an equity security short without owning or having borrowed the security. Among other things, the SEC approved amendments to Regulation SHO, adopting Rule 204T, which requires market participants to close out short sales on a "T+3" basis, which is within three trading days after the initial sale. Rule 204T of Regulation SHO requires participants of a registered clearing agency (which include broker-dealers) to deliver equity securities for clearance and settlement no later than the close of business on T+3). If there is a failure to deliver securities on the settlement date, then the participant must, by no later than the beginning of regular trading hours on the next following settlement date (or T+4), close out the fail to deliver position by purchasing or borrowing securities of like kind and quantity. A participant who violates this close-out requirement is prohibited from further short sales in the same security unless the shares are not only located but also pre-borrowed. This prohibition applies to all short sales in the same security effected by the participant, not just future sales for the particular "naked" short seller. The rule is designed to effectively prevent "naked" short selling by causing broker-dealers to require their short selling customers to pre-borrow, rather than run the risk of a failure to deliver. The new close-out requirement applies to sales of all equity securities. In this respect, it is significantly broader than the current close-out requirement in Regulation SHO, which applies only to "threshold securities" (defined as securities with large and persistent fails to deliver). The new rule provides limited exceptions for sales attributable to bona fide market-making activities (close-out required by the third settlement date following the fail to deliver) and was converted into a final rule by the SEC in the third quarter of 2009 into Rule 204. We believe that this rule significantly limits our ability to enter short sales, even where our market-making obligations require us to do so, because a failure to cover a short sale by delivering securities of like kind and quantity could prevent us from providing liquidity without first pre-borrowing the security in the future. Since the implementation of New Rule 204, we have been able to use the extra three-day period to deliver securities on a "naked" short sale on a timely basis, but cannot provide assurances that we would not be limited from certain market-making activities in the future due to the new Regulation SHO requirements.

Licenses Required to Operate our DMM Business. In order to allow us to operate our NYSE specialist activities on the NYSE, the NYSE issued trading licenses to all registered broker-dealers wishing to conduct business on the floor of the NYSE. The annual fee for each such license was $40,000 per license for 2008 and 2009. These trading licenses replaced the trading rights provided by the ownership or lease of an NYSE membership prior to the NYSE/Archipelago merger. Prior to our sale of the DMM business in January 2010, our NYSE DMM business utilized 31 trading licenses. Upon the sale of our DMM business, we no longer require trading licenses, but our Institutional Brokerage segment continues to utilize one NYSE trading license to conduct its agency execution business for institutions and professional traders.

Please see "—Regulatory Matters" and "Risk Factors" below for additional information regarding our regulatory environment.

Competition in the Market-Making Industry

Options, Futures and ETFs Market-Makers. Competition in the options futures and ETFs market making business is extremely intense. Although there is not an official allocation process to become a market-maker on the exchanges on which we conduct these market-making activities (since there is not one central market-maker, as on the NYSE), market-makers are based on the strength of their capital base, willingness and ability to furnish competitive bid and offer quotations quickly and effectively, willingness to commit its capital to provide liquidity to the market when other market participants may not be willing or able to do so, and skills in monitoring and managing risk appropriate to its market-making activities. We have many competitors, including, without limitation, Goldman Sachs, Susquehanna Investment Group, Citadel Investment Group and Timber Hill, Knight Trading and Interactive Brokers who provide these market-making services in options, futures and ETFs, and some of these competitors have greater financial resources, relationships and personnel resources than we do.

Cash Equity DMMs. In 2009, the number of cash equities DMM firms on the NYSE was reduced from seven to five. Prior to the sale of our DMM business, we obtained each of our new DMM listings by participating in an allocation process. As part of this process, either the allocation committee or the listing company chooses the DMM. Prior to our sale of the DMM business, we competed with other DMM firms based on a number of factors, including:

- the strength of our capital base;
- our willingness to commit our own capital and trade for our own account while conducting our DMM operations; and
- the ancillary services we offer our allocated companies, such as providing information on the trading activity in their stocks.

Under NYSE Rule 103B, "The Exchange Allocation Policy," the NYSE Market is granted the right to determine the number and identity of DMM firms from which a new listing issuer may choose, provided the group consists of at least four firms. The NYSE Market and the issuer are provided with the same kind of material with respect to each applicant as was formerly reviewed by the NYSE's Allocation Committee prior to the NYSE/Archipelago merger.

Our Market-Making Segment's Competitive Position

We are committed to providing the highest quality service to our various constituencies. Our competitive position is based on the following factors:

- *Leading position in the market-making industry.* We are a significant market-making firm in options, ETFs and futures on various exchanges, such as the NYSE Amex Exchange, the NYSE Arca

Exchange, the NYBOT and the CBOE. We have a long-standing reputation as a leading market-making firm. We have grown and diversified our business and improved our services through widely varying market conditions. We have grown our business and reputation in both options and ETFs domestically and abroad as market-makers. We believe that market participants seeking liquidity in these products have come to rely on the reputation of LSP and LSPE as brokers with significant capital resources and the ability to provide liquidity when other market participants have not. This was particularly evident in the European ETF markets in 2008 and 2009 during the global financial crisis in which LSP and LSPE stood ready to provide liquidity at competitive prices.

- *Diverse and high quality market-making securities.* The derivative products in which we are market-makers operate in a variety of industries, including financial services, media, oil and gas, retail, technology and telecommunications. Many of these companies are leaders in their respective fields. They range in market capitalization from some of the smallest to some of the largest and most well-known.

- *Reputation in industry as effective market-maker and relationships with significant market participants.* Over the past several years, we have established and maintained a reputation as a market-making firm that is ready, willing and able to provide liquidity to the market at times when other parties are not willing to do so. We are able to provide quotations quickly upon request when called to do so and stand ready to execute transactions in the size and prices quoted, which has resulted in more order flow being directed to our market-makers. Due to our market-making capabilities and our willingness to provide competitive quotes and liquidity upon request, we have enjoyed excellent relationships with other market participants seeking our liquidity. These capabilities span both domestically and internationally, and we believe these relationships have grown in 2008 and 2009 when other market-makers may not have been willing or able to provide liquidity during the financial market crises of 2008 and 2009.

- *Ability to deploy capital efficiently.* We have employed capital more efficiently in our trading activities on more exchanges, and in derivative products and ETFs, in seeking growth opportunities while maintaining a leadership position in the cash equities specialist market. Due to the sale of the DMM business in 2010, we will no longer have an NLA requirement to the NYSE or SEC going forward. Our initial acquisition strategy and strategic organic growth has enabled us to gather products in our market-making operations on additional exchanges and in additional countries. A restructuring of certain of our options, futures and ETFs market-making subsidiaries has allowed us to develop those operations across various domestic and international exchanges and market places. The organizational structure of our Market-Making segment is intended to enable us to better allocate and deploy our capital, workforce and technology across our operations in order to more efficiently seek out opportunities as they arise. This will be further enhanced as we seek in 2010 to further consolidate our operations in order to create additional efficiencies and flexibility.

- *Strong trading and technology skills.* We utilize our trading and technology skills to actively participate as principal in trading our market-making securities. We significantly improve liquidity in our market-making securities particularly during periods of market volatility. Additionally, as the securities trading marketplace has become more electronic, we have developed electronic trading capabilities which allow us to interact in the fast and more automated markets. Due to our investment in automated quoting technology, which was developed internally through cooperation of our highly experienced traders and technology development personnel, we have the capability to trade almost entirely electronically across multiple markets. Our technology group is also developing more advanced algorithmic models that may be used in electronic trading markets worldwide.

Our Institutional Brokerage Segment

Recent Trends in Institutional Brokerage Industry

As a result of years of advances in order delivery and execution technology, trading costs for customers across all categories (retail, institutional, etc.) have dropped dramatically. These advances in trading technologies, and the resulting economies afforded the customer, have also engendered an entirely new style of investment management, where algorithms embedded in servers generate, direct and account for orders with minimal human interaction.

In addition, there have arisen a number of non-traditional execution venues that bypass the traditional exchanges and ECNs in which institutions can trade directly with each other without exposing orders to market-wide price verification.

The traditional clearing industry has, over the last few years, consolidated down to a small number of highly capitalized and extremely focused competitors. Mostly owned by or affiliated with large investment or commercial banks, these few top competitors command the dominant share of the fully-disclosed correspondent clearing market. As a result, barriers to entry have risen and the capital expenditures necessary to maintain market share have increased. During the second quarter of 2007, in order to reduce expenses and take advantage of a consolidating clearing marketplace, we outsourced our Institutional Brokerage segment's clearance activities to a major Wall Street firm. We expect that this change will provide cost savings going forward and will also release working capital that we can use for other corporate purposes. LFS has expanded its services to institutional customers to include equities in international markets.

Our Institutional Brokerage Operations

LFS, which is the sole operating entity constituting our Institutional Brokerage segment, provides a range of customized execution services, to a range of institutional and individual clients through our Institutional Execution Group ("IEG"). IEG provides institutions with highly customized service built around special execution needs. IEG focuses on timely executions with minimal market impact. IEG handles and, through an outsourced clearing relationship with a major Wall Street firm, clears trades on every major domestic stock exchange, with straight-through processing from order origination to trade execution. IEG also provides soft dollar execution and other administrative services to institutional customers. IEG has active relationships with over 300 accounts and is developing its business nationwide.

Commencing in May 2007, following approval by FINRA, LFS commenced principal trading and market-making activities in 500 OTC Bulletin Board and Pink Sheet securities. In 2009, the number of OTC Bulletin Board and Pink Sheet securities in which LFS is authorized to make a market in was increased to 4,000. Currently, LFS makes a market in approximately 1,100 stocks which can grow significantly to up to 4,000 securities due to the increased authorization by FINRA.

Our Institutional Brokerage segment revenues, net of interest expense in 2009 increased to $30.5 million from $10.1 million in 2008. Commission and trading revenues increased by $3.9 million and $0.3 million, respectively, offset by a $5.6 million loss in our NYX shares. However, trading and compensation expenses also significantly increased in 2009 in connection with the growth in personnel and new hires by LFS in 2009, as described below.

Beginning in April 2008, we commenced efforts to significantly increase our IEG group's activities and provide our customers with additional products and services to enhance their investment objectives. Some of these services included facilitation trading, in which we provide liquidity on certain customer orders by interacting directly with those orders with our own capital, and corporate access initiatives, in which we provided avenues to the "buy side" for publicly traded entities. To energize this growth in 2009, we made key hires of sales and position traders that we believed would help us build our Institutional Brokerage business into an operation that meets the needs of today's institutional customers. Due to significant market changes in 2009, including declining trading volumes and continuing redemptions of investors at many large customers, we were not able to maintain the growth in revenues that was intended by many of our key hires in 2009, despite the increase we had experienced during 2008 and the beginning of 2009. Changes in the institutional brokerage environment for firms our size and decreased volumes in late 2009 and early 2010 have forced us to take additional initiatives to cut expenses and reduce headcount in order to rationalize the costs and orderflow of these businesses, due to the fact that the perceived opportunities of hiring additional sales traders did not fully materialize and our cost structure continued to pose challenges to improving our Institutional Brokerage segment results. We have reduced our facilitation trading and, in the depressed marketplace, fewer companies are willing or able to provide corporate access to institutional customers. Therefore, the intended growth mechanisms for LFS were not fully achieved.

Despite these reductions, we believe that we still offer a competitive, high-touch execution platform for our institutional clients We believe that our institutional brokerage business provides us with the ability to leverage our market trading philosophies and expertise, while meeting the needs of our institutional customers. Our clients will continue to receive excellent customer service by means of market commentary and color, efficient execution, strong liquidity and confidentiality.

We also intend to grow LFS's execution platform to provide options and ETF experienced personnel and systems to provide expert execution services and liquidity in the interdealer broker market to our customers who seek to trade in derivative products as well as cash equity securities. We believe that these additional experienced traders and execution services in alternative products will enable us to capture additional institutional order flow as a one-stop shop for all of their execution needs.

LFS also provides agency execution services to LaBranche & Co Inc. in connection with commercial bank debt and leveraged loan transactions. LFS employees provide capital analysis with respect to the issuers of these debt products and use their strong relationships with the transfer agents of these products as well as with purchasers and sellers of these products, in order to assist LaBranche & Co Inc.'s participation in the leveraged loan/commercial debt market.

As discussed above in "—Our Market-Making Business Model," due to recent events, including the sale of our designated market maker business, there is less duplication in many of our administrative functions, and we are exploring an initiative to combine broker-dealers in order to achieve capital and operational efficiencies while still complying with regulatory and procedural requirements. The exploration process into combining broker-dealers may involve combining the businesses of our market-making businesses with our institutional brokerage business. We are currently in the process of developing business and compliance procedures to enable us to combine these business segments into one broker-dealer with the appropriate informational and business barriers. We cannot currently estimate the timing or achievability of this potential combination of broker-dealers but we are committed to making our domestic broker-dealer operations more integrated and less "silo" structured as was required in the past by regulation

For detailed financial information relating to our Institutional Brokerage segment, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Institutional Brokerage Segment Operating Results" and Note 16 to the Financial Statements filed herewith.

Regulatory Matters

The securities industry in the United States is subject to regulation under both Federal and state laws. In addition, the SEC, NYSE, AMEX and other regulatory organizations require compliance with their rules and regulations. On January 21, 2007, a majority of the member firms approved a consolidation of the NASD's and NYSE's regulatory arms, to form FINRA. The consolidation resulted in a single regulatory division that is responsible for member examination, enforcement, arbitration and mediation, as well as market regulation for the NYSE, the NYSE Arca Exchange, NASDAQ, the NYSE Amex Exchange and Chicago Climate exchanges. In

July 2007, the NYSE Regulation and the NASD consummated their merger, forming FINRA, the surviving self-regulatory agency. In consummating the merger of these self-regulatory organizations, representatives from each agency stated that they expect there to be one set of regulatory rules to apply to all broker-dealers, regardless of the exchange in which they operate. Currently, we are subject to the separate regulatory rules of both FINRA and the NYSE in our various entities and cannot be sure of the timing or nature of any such uniform rules.

Our broker-dealer subsidiaries are subject to regulations concerning the operational and financial aspects of their respective businesses. They are subject to registration requirements of various government entities and self-regulatory organizations (commonly referred to as SROs) with which they must comply before they may conduct business. Our broker-dealer subsidiaries are also subject to laws, rules and regulations requiring them to comply with financial reporting rules, trade practices, capital structure obligations and record retention requirements. Failure, or even the assertion by a regulatory organization of failure, by any of our broker-dealer subsidiaries to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of a cease-and-desist order or the suspension or disqualification of its directors, officers or employees and other negative consequences, which could have an adverse effect on our business. From time to time, in the ordinary course of business, we have been subject to fines for violations of such laws, rules or regulations.

Our trading subsidiaries are under constant review by the NYSE, the NYSE Amex Exchange, the NYSE Arca Exchange, the PHLX and CBOE and the other exchanges on which they conduct operations on all aspects of their operations and financial condition. NYSE Regulation Inc.'s Market Surveillance Division, which survived as an NYSE division following the formation of FINRA, employs sophisticated monitoring systems and requires adherence to stringent rules approved by the SEC in its examination of NYSE DMMs' trading in all stocks. Any investigations that previously would have been forwarded to the NYSE division of enforcement would now be forwarded to FINRA. FINRA's NYSE Alternext/AMEX Regulation Division monitors and reviews specialists' adherence to NYSE Alternext/AMEX rules and regulations, as well.

The USA PATRIOT Act of 2001 (the "PATRIOT Act"), which was extended on March 9, 2006, contains anti-money laundering and financial transparency laws and mandates the implementation of various new regulations that apply to broker-dealers and other U.S. financial institutions, including procedures for verifying client identity at account opening, and obligations to monitor client transactions and report suspicious activities. Through its provisions, the PATRIOT Act seeks to promote cooperation among U.S. financial services companies, regulators and law enforcement officials in identifying parties that may be involved in terrorism or money laundering. The increased obligations of financial institutions, including our broker-dealer subsidiaries, require the implementation and maintenance of internal control procedures which have increased our costs and may subject us to liability.

Capital Requirements

Our broker-dealer subsidiaries are subject to net capital requirements as required by SEC Rule 15c3-1, and LaBranche & Co. LLC is subject to the DMM NLA requirements as required by the NYSE. Please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for our broker-dealer subsidiaries' capital requirements and actual amounts.

In January 2010, we sold the DMM business and related assets which resulted in the LaBranche & Co LLC no longer required to meet the Net Liquid Capital requirements of the NYSE for DMMs. On February 5, 2008, the Securities and Exchange Commission approved an NYSE-proposed reduction by 75% in NLA requirements applicable to LaBranche & Co. LLC as a specialist (and now DMM) on the NYSE. This reduction was effective immediately and resulted in a reduction of LaBranche & Co. LLC's NLA requirement by approximately $205.0 million. For a more detailed description of this NLA reduction and the NLA requirements of LaBranche & Co. LLC and its continuing capital requirements following such reduction, please refer to "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

Failure by any of our broker-dealer subsidiaries to maintain the required net capital and/or NLA may subject it to suspension or revocation of SEC registration or suspension or expulsion by the respective exchanges of which it is a member.

Employees

As of December 31, 2009, we had 214 full-time employees, of which 125 were employed at our Market-Making segment, 63 were employed at our Institutional Brokerage segment, and 26 were employed at the Holding Company. These 214 employees at December 31, 2009, included 14 traders and support personnel working in our Market-Making segment in our London and Hong Kong offices. Upon the sale of the DMM business to Barclays we reduced our full-time employees by 57 which were primarily from the Market-Making segment as a result of this transaction and additional reductions of duplicative personnel in our continuing operations.

Item 1A. RISK FACTORS

The following risk factors should be carefully considered in evaluating our business and us because they have a significant impact on our business, operating results, financial condition, and cash flows. If any of these risks actually occurs, our business, financial condition, operating results and/or cash flows could be adversely affected.

The market structure in which we operate may continue to change or lose its viability, making it difficult for us to achieve or maintain profitability.

Our trading businesses, by their nature, do not produce predictable earnings, and all of our businesses are materially affected by conditions in the global financial markets and economic conditions generally. In the past two years in particular, these conditions have changed suddenly and negatively.

The market structure in which we operate is changing and these changes could have an adverse affect on our financial condition and results of operations. These changes may make it difficult for us to maintain and/or predict levels of profitability or may cause us to generate losses. The most notable recent events that could have a direct impact on our business are the proposal for stock and options transactions tax by the Obama administration, the NYSE's new market model, which commenced in late December 2008, the change to the NYSE's HYBRID market model, the NYSE's mergers with Archipelago and Euronext in 2006 and 2007, the 2008 merger of NYSE Regulation and the NASD, forming FINRA, SEC emergency rulemaking with respect to Regulation SHO and the SEC's structural changes in the U.S. equity trading markets. As noted, in January 2010, we sold the DMM business and related assets which also marked the exit of our company from the Hybrid market model at the NYSE.

The lifting of order limitations has caused a significant decline in the number of large orders that used to be the mainstay of the auction market where major brokerage houses utilized on-floor brokers to obtain best executions of large block orders and where the specialist's infusion of capital produced best execution prices on significant trades. In the HYBRID model, the trading participants' order delivery systems break up significant size orders into multiple executions for small incremental price changes and large brokerage houses at times internalize large orders by buying and selling securities between customer and proprietary accounts without these orders ever reaching a public market. The NYSE's market share of securities listed on the NYSE, in fact, has declined under the HYBRID market model and other market's percentages of order flow have also declined with the continued influx of automated market places and dark pools. Internalization and the HYBRID, therefore, had reduced our opportunity to participate in the capital markets in a way that has prevented us from having any predictable yardstick of profitability.

Further, as previously discussed, the internalization of orders, in which large brokerage firms are able to cross trades among their large client bases without directing any business to the major exchanges and marketplaces, has restricted order flow and, consequently, our ability to participate in trades, as have the significant declines in order flow due to redemptions at large funds and investors exiting the markets. The effects of this trend have already been felt in the significant decrease in order flow being directed to the NYSE and other historically manual markets, and we have not yet been able to anticipate the effects it may have on our profitability going forward.

The growth of electronic trading and the introduction of new technology may adversely affect our business and may increase competition.

Technology is fundamental to our business and our industry. The continued growth of electronic trading and the introduction of new technologies, such as the NYSE's HYBRID system and our options, ETFs and futures market-making algorithms, is changing our businesses and presenting us with new challenges. Securities, futures and options transactions are increasingly occurring electronically, both on our own systems and through other alternative trading systems, and it appears that the trend toward alternative trading systems will continue and probably accelerate. This acceleration could further increase program trading, increase the speed of transactions and decrease our ability to participate in transactions as principal, which would reduce our profitability. Some of these alternative trading systems compete with our Market-Making businesses, and we may experience continued competitive pressures in these and other areas. In addition, the increased use by our clients of low-cost electronic trading systems and direct electronic access to trading markets could cause a reduction in commissions and thus the earnings of our institutional brokerage business. We have invested significant resources into the development of electronic trading systems and expect to continue to do so, but there is no assurance that the revenues generated by these systems will yield an adequate return on our investment, particularly given the increased program trading and increased percentage of stocks trading off of the historically manual trading markets.

Our technology designed to trade on various exchanges and marketplaces can only be as good as the systems with which it interacts. This means that there are times when system failures at the NYSE , the NYSE Amex Exchange, the NYSE Arca Exchange and other exchanges have had an impact on our profitability. We cannot provide assurance that any of these exchanges will be able to reimburse us for all losses incurred as a result of their systems failures on a timely basis, or at all, or even if these exchanges will be able to understand or agree that those losses were in fact caused by their systems failures, any of which could adversely affect our results of operations and financial condition. In addition, the exchanges' systems failures could result in erroneous regulatory investigations that could be generated by false exception reports by the market surveillance groups of those exchanges.

An inability to timely or successfully develop enhanced proprietary trading systems and increase in electronic trading on other exchanges for our Market-Making business, may adversely affect our business and profitability.

As the securities trading marketplace has become almost completely automated, we have developed electronic trading capabilities which allow us to interact with electronic order flow, and to engage in market-making transactions in options, ETFs and other derivative product in other markets, such as the NYSE Amex Exchange, the NYSE Arca Exchange, the CBOE, the PHLX and other options and derivative product exchanges, which have introduced their own version of a fully or mostly automated market in order to comply with Regulation NMS. All of these electronic-based markets have required us to expend significant programming efforts and resources to transact business in the electronic marketplace. Throughout this process, we have internally developed trading systems to interact on these markets and these systems. We have experienced some declines in revenues at times under these conditions, and may experience further declines in trading or revenues as the new markets models and electronic trading platforms emerge, and it is still early in the new electronic trading environment to fully determine the successes or failures of these trading technologies and their effect on our profitability. We have also developed internal fair value programs designed to enable us to provide competitive quotations on request from other broker-dealers in our derivative product market making businesses quickly and efficiently. We cannot guarantee that these fair value models and programs will be effective or competitive in comparison to other similar market-makers and our ability to compete may depend on the resources we devote to these programs and the talent of our traders and developers. Our ability to compete with other market-making firms may be adversely affected if others are able to more quickly and efficiently make markets better than we can.

We have developed and are continuing to develop more advanced trading technologies to trade opportunistically while continuing to comply with our market-making obligations in our other market-making activities in options, futures and ETFs. There can be no assurance that our internally-developed market-making algorithms do not have errors or can always monitor or prevent rule violations. In addition, we cannot assure you that our trading algorithms cannot have flaws or that our quality assurance procedures will always catch those flaws, which could result in algorithmic trading programs that generate losses in a short or prolonged timeframe. In the event all violations or losses cannot be prevented, these trading programs may expose us to regulatory fines and penalties by exchange regulatory authorities or expose us to significant trading losses.

We cannot provide assurance that our more advanced trading systems, even if they perform as designed, will be profitable due either to the changing nature of the marketplace or changes in exchange and/or securities rules or laws. We also cannot provide assurance that these proprietary trading systems will enable us to compete effectively with our direct competitors, who may have better or more advance technology than we do. Our profitability and ability to compete may depend on the ability of our business and technology personnel to effectively adapt these advanced trading systems to changes in the marketplace, while adequately maintaining our specialist and market-making obligations. In the event we cannot successfully build and adapt this trading technology, our financial condition and results of operations may be adversely affected.

After the sale of our DMM business in January 2010, our Market-Making segments results may be more volatile and difficult to predict.

Since we sold LaBranche & Co. LLC's DMM operations in January 2010, the results of our Market-Making segment has shifted solely to our options, ETFs and futures market-making activities. Historically, and for the foreseeable future, the operating results of these derivatives market-making operations have been significantly more volatile and difficult to predict than our DMM business. For example, our options and ETFs market-making results in 2007 were significantly less profitable that those divisions were in 2008 when our options market-making results constituted the substantial majority of our Market-making segment's profitability. In 2009, our options market-making business generated a significant loss. Although we believe that our options, ETFs and futures market-making business represents our best business going forward, both domestically and internationally, the profitability of these remaining Market-Making businesses will be difficult to project and may vary significantly. Historically, the earnings performance of our options, ETFs and futures market making division have been very volatile with significant profits in one period versus poorer performance in others. This volatility can have a material adverse effect on our profitability in each accounting period, and on our ability to project earnings going forward, which could create volatility in our stock price, depending on these results.

Our future success will depend on the ability to upgrade information and communications systems, and any failure to do so could harm our business and profitability.

The development of complex communications systems and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE Arca Exchange, the NYSE Amex Exchange, the CBOE, the PHLX and the other exchanges on which we conduct business. As a result, when those exchanges upgrade their systems, we will need to make corresponding upgrades. For example, throughout 2007, 2008 and 2009, the NYSE made numerous changes to its trading technologies, both major and minor, in its discretion. Some of these changes required us to adapt our trading technology, with processes that can at times be time consuming and costly and that often carried risks associated with high frequency trading algorithms, such as coding errors, system malfunctions, quality assurance testing errors and technology glitches.

These same types of errors can arise in our general trading algorithm technology development lifecycle, as well. Our future success will depend on our ability, on a cost-effective basis, to timely and competitively respond to changing technologies. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

The NYSE Arca Exchange's and the NYSE Amex Exchange's the CBOE's, PHLX's and NYBOT's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in their development over the past several years. We are dependent on the continuing development of technological advances by these exchanges, as well as the other exchanges on which we trade, which is a process over which we have no control. If any of these exchanges, for any reason, is unable to continue its history of computer-related and other technological developments and advances, those failures could have an adverse effect on its success, including an ability to grow, to manage its trading volumes and to attract new listings. For example, in the new Regulation NMS environment, the NYSE and NYSE Amex Exchange had lost significant market share in trading of their listed securities to ATS's, ECNs and large trading operations that internalize certain trading.

As markets become more automated and we are increasingly dependent on high frequency trading algorithms, failures in these algorithms and their development processes could adversely affect our trading and profitability.

As both national and international financial markets have become and continue to become more automated, we are increasingly dependent on our electronic trading systems to effectively compete. This is especially true in our Market-Making business segment due to the high frequency nature of trades and due to our obligations and desire to interact with high-paced order flow. We have internally developed trading algorithms to interact with the faster, more electronic order flow and employ significant personnel dedicated to the trading algorithm development process. Our development process entails communications among management at each of our broker-dealers, traders, compliance personnel and the coders to ensure that the development of our trading programs are adequately designed to achieve the goals of our business, as well as to comply with securities rules and regulations. If there are any failures in this communication process our trading technologies could not be efficient or profitable, or may expose us to liability for rule violations.

In addition, once the goals of the trading technology are communicated, we have a development process to code and implement our trading algorithms. This process includes the following:

- change initiation for development, bugs and enhancements;
- ongoing reviews of the software development lifecycle;
- quality assurance checks, including testing procedures; and
- production migration procedures.

It is possible that some employees in our technology development process may not adequately follow our procedures or, even if all procedures are followed, it is possible that coding errors pass through our procedures undetected. This risk is enhanced by the fact that certain exchanges do not provide us with a test environment to run our algorithms other than "live" production. If our procedures are not followed by our employees or if undetected errors are implemented live, our high frequency algorithms could potentially cause errors that, if not immediately detected, could result in significant trading losses and/or regulatory investigations. Any such event could have an adverse effect on our operations or profitability.

Regulatory fees and taxes may materially increase under new laws and regulations, which could harm our profitability.

In connection with our trading businesses, we are subject to fees and expenses by virtue of the securities transactions in which we engage. These fees and other expenses, including taxes, may increase significantly at any time. In 2009, several different regulatory bodies and Congress have either proposed or passed increases in taxes or other transactional fees on securities transactions. In November of 2009, a new tax was proposed by the House of Representatives that would impose a .25% tax on each stock transaction and .02% tax on each future, swap, option and credit default swap transaction as a way to fund the jobs bill and reduce the deficit. This bill is still in the draft stages. Such tax per transaction, even if significantly reduced, would materially affect our profitability, as it would significantly increase the cost of doing business. For example, based on our calculations as we understand the proposed bill, the imposition of such a tax would make it impossible for us to continue our Market-Making segment operations. In addition, effective April 1, 2009, our exchange transaction fee rate applicable to all securities transactions effected on exchanges or over-the-counter markets increased to $25.70 per million dollars from $5.60 per million dollars. This fee increase significantly increased our trading expenses, decreasing our margins and adversely affected our profitability. Effective January 15, 2010 the fee was reduced to $12.70 per million dollars.

Our compliance and other regulatory costs could significantly increase under the new and changing market structures.

With the recent implementation of significant new and amended SEC and exchange rules, such as Regulation NMS, final Rule 204T under Regulation SHO, the NYSE's new market model and HYBRID model, and the creation of FINRA, there are voluminous new rules that have either been passed or are in the process of being implemented in the financial services industry over the past three years. While it is still too early to anticipate the ultimate impact that Regulation NMS, Rule 204T, the creation of FINRA and the other market rules and changes could have on our trading, the new rules have materially affected our compliance costs and could alter the competitive environment in which our Market-Making segment functions. As discussed above, the restrictions of regulation and the impact of Regulation NMS have caused a marked decline in the order flow of trades in NYSE-listed securities to the NYSE, which had significantly adversely impacted LaBranche & Co. LLC's profitability and led to our sale of our DMM business. Further rule changes, or even differing views of the application of new or amended market-making rules or their interpretation could adversely affect our compliance costs or result in increased investigations or inquiries into our trading practices or compliance procedures. Some of these new rules have required us to hire mandated "independent auditors" to review our compliance and technology development procedures to determine whether they are adequate or designed to comply with rules. These requirements also can, and have, increased our compliance costs and/or regulatory fines.

We are subject to extensive regulation under federal and state laws that could result in investigations, fines or other penalties.

Our broker-dealer subsidiaries are subject to increasing regulatory inquiries and informal investigations in the ordinary course of business and, as a result, are spending more resources on responding to and defending these inquiries and investigations. It is possible that these additional resources could result in increased legal and professional fees, as well as additional fines and formal regulatory actions going forward. It is difficult to predict whether and to what extent any of these regulatory inquiries could escalate. However, if any of these ordinary inquiries progress into material regulatory or legal proceedings, such proceedings could result in settlements, determinations or judgments requiring substantial payments of sanctions, fines and penalties, as well as the costs of defending these actions, which could materially and adversely affect our business and operations.

It is possible that unresolved regulatory investigations, including those that arise in the ordinary course of our business or otherwise, if resolved adversely to us, could have a material adverse effect on our business, operations and results of operations. The results of regulatory investigations could also result in changed capital requirements and changes in our ability to obtain capital treatment in connection with our market-making activities. Since we rely on inventory financing of our clearing firms, based on our status as a market-maker, any changes in these inventory financing arrangements could adversely affect the capital we have available to trade in our market-making operations.

We have had substantial personnel turnover, including key trader turnover, and may have additional turnover, each of which could adversely affect our profitability.

Since 2006, we have undergone significant headcount reductions, both through reductions in work force due to the proliferation of electronic trading and through attrition due to the changing market environment. From time to time, we also have had significantly talented traders leave our Company for other opportunities. For example, in January 2009, we announced that options market-making trading team left our Company to pursue other opportunities. This team helped build our options market-making business through a period of significant growth and our LSP operations have continued to represent an increasing large portion of our reported revenues during their tenure. The loss of this team and the timing and costs associated with continuing our options market-making business under new leadership had a material adverse effect on our revenues in 2009 and could continue to have a material adverse effect on our profitability either because the team's production continues to suffer or because we do not receive the order flow that once was directed to our firms. Since we sold our DMM business in January 2010, continued declines in the revenues and or profitability of our options market-making business could have a material adverse effect on our profitability. This is true because we are significantly more reliant on our derivatives market-making business as, by far, the largest portion of our business. Historically, the earnings performance of our options, ETFs and futures market making division have been very volatile with significant profits in one period versus poorer performance in others. This volatility can have a material adverse effect on our profitability and on our ability to project earnings going forward, which could create volatility in our stock price, depending on these results.

Our future success depends on the continued service of key employees, particularly George M.L. LaBranche, IV, our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract or retain highly qualified personnel in the future.

Our current and prospective employees may experience uncertainty about their future roles with us and our business prospects. This uncertainty may adversely affect our ability to attract and retain key personnel, which would adversely affect our business and results of operations.

Our businesses have been and may continue to be affected by changes in the levels of market volatility.

Our market-making businesses depend on market volatility to provide trading and arbitrage opportunities, and decreases in volatility may reduce these opportunities and adversely affect the results of these businesses. On the other hand, increased volatility, while it can increase trading volumes and spreads, also may expose us to increased risks in connection with our market-making businesses or could cause us to reduce the size of these businesses in order to avoid increasing capital charges or risk-based haircuts. Limiting the size of our market-making positions and investing businesses can adversely affect our profitability. In periods when volatility is increasing, but asset values are declining significantly (as has been the case recently), it may not be possible to sell assets at all or it may only be possible to do so at steep discounts. In such circumstances we may be forced to either take on additional risk or to incur losses. In addition, increases in volatility increase the level of our risk weighted assets and increase our capital requirements which increases our funding costs.

Our businesses, profitability and liquidity may be adversely affected by deterioration in the credit quality of, or defaults by, third parties who owe us money, securities or other assets or whose securities or obligations we hold.

Our securities transactions are conducted as principal, and at times, as agent, with broker-dealer or bank counterparties located in the United States. While exchanges and the clearing houses monitor the credit standing of the counterparties with which we conduct business, we cannot be certain that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

We are exposed to the risk that third parties that owe us money, securities or other assets will not perform their obligations. These parties may default on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. A failure of a significant market participant, or even concerns about a default by such an institution, could lead to significant liquidity problems, losses or defaults by other institutions, which in turn could adversely affect us.

We are also subject to the risk that our rights against third parties may not be enforceable in all circumstances. In addition, deterioration in the credit quality of third parties whose securities or obligations we hold could result in losses and/or adversely affect our ability to rehypothecate or otherwise use those securities or obligations for liquidity purposes. A significant downgrade in the credit ratings of our counterparties could also have a negative impact on our results. While in many cases we are permitted to require additional collateral from counterparties that experience financial difficulty, disputes may arise as to the amount of collateral we are entitled to receive and the value of pledged assets. The termination of contracts and the foreclosure on collateral may subject us to claims for the improper exercise of our rights. Default rates, downgrades and disputes with counterparties as to the valuation of collateral increase significantly in times of market stress and illiquidity.

We cannot assure you that we will be able to detect or prevent all employee misconduct or rule violations.

We are subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, the FINRA, the NYSE Amex Exchange, the NYSE Arca Exchange, other SROs and state securities commissions require strict compliance with their respective rules and regulations. Employee misconduct that may be difficult to detect could result in losses. Misconduct by employees could include, among other things, binding us to transactions that exceed authorized limits or present excessive risks, violation of securities laws or exchange rules that have not been detected by the technological systems installed by the exchanges and us to prevent such violations or hiding from us unauthorized or unsuccessful activities, which, in any case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputation or financial harm.

If there are any additional investigations or actions against us, such investigations or actions could result in settlements, determinations or judgments requiring substantial payments by us, including the costs of defending such investigations or actions, the imposition of substantial sanctions, fines or penalties and the suspension or revocation of our subsidiaries" registrations with the SEC as a broker-dealer or their suspension or expulsion as member firms of FINRA and/or the exchanges on which we operate, in which case we would be unable to operate, or significantly hampered from operating, our business

It also may be difficult for us to comply with other new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs pursuant to Regulation NMS and other new rules and regulations affecting our businesses. The risks of failure to comply with foreign laws and rules will increase as our LSPE and LSPH subsidiaries operate as foreign broker-dealers. Failure to comply with any of these rules or regulations would have an adverse effect on our business, financial condition and/or operating results. Other changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities and SROs also could have an adverse effect on our business, financial condition and/or operating results.

We also are subject to the risks of securities laws liability and related civil litigation.

Many aspects of our business involve substantial risks of legal liability. Our market-making businesses are exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC, the NYSE, the NYSE Amex Exchange, CBOE, the PHLX, the NYSE Arca Exchange, the London Stock Exchange, the FSA and other exchanges and regulatory authorities.

The NYSE and SEC investigation of specialist trading activity that was settled in April 2004 has also resulted in the initiation of purported class action and derivative action proceedings against us and certain of our officers and directors in the United States District Court for the Southern District of New York and other proceedings in other courts, all of which are described under "Item 3—Legal Proceedings."

While we deny the allegations of wrongdoing against us in the actions initiated against us, there can be no assurance as to the ultimate outcome or timing of their resolution. The range of possible resolutions could include determinations and judgments against us or settlements that could require substantial payments by us, including the costs of defending such investigations and suits, which could have a material adverse effect on our financial condition, results of operations and cash flows.

We also are subject to the risk of civil litigation, employment claims and other actions in the ordinary course of our business operations. For example, in August 2006, we settled a suit filed by the Equal Employment Opportunity Commission on behalf of a former employee who claimed discrimination on the basis of disability. It is possible that we could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

We may incur losses as a result of our large balance sheet and risk management processes and strategies.

We seek to monitor and control our risk exposure through a variety of separate but complementary financial, credit, operational, compliance and legal reporting systems. Our trading risk management process seeks to balance our ability to profit from trading positions with our exposure to potential losses. While we employ a broad and diversified set of risk monitoring and risk mitigation techniques, those techniques and the judgments that accompany their application cannot anticipate every economic and financial outcome or the specifics and timing of such outcomes. Thus, we may, in the course of our ordinary trading activities, incur losses.

The models that we use to assess and control our risk exposures reflect assumptions about the degrees of correlation or lack thereof among prices of various asset classes or other market indicators, and in times of market stress or other unforeseen circumstances, previously uncorrelated indicators may become correlated or previously correlated indicators may move in different directions. Many of our risk management tools are made up of software programs outsourced from third parties. In the past, market movements have at times limited the effectiveness of our hedging strategies and have caused us to incur significant losses and they may do so in the future.

Market volatility has been relatively low in recent years. An increase in volatility would increase our measured or hedged risk, which might cause us to reduce our proprietary positions or to reduce or adapt certain of our business activities. In addition, we have a substantial balance sheet relating to our options, futures and ETF specialists and market-making operations. In the event the assumptions or quantifications we have taken to seed or hedge these positions are incorrect, or in the event the market volumes, prices or volatility are not as anticipated, our financial condition could be harmed. In such circumstances, we may not be able to reduce our positions or our exposure in a timely, cost-effective way or in a manner sufficient to offset the increase in measured risk, which could adversely affect our financial condition and results of operations.

For a further discussion of our risk management policies and procedures, see "Quantitative and Qualitative Disclosures About Market Risk" in Part II, Item 7A of this Annual Report on Form 10-K.

We may have insufficient capital in the future and may be unable to secure additional financing when we need it.

Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us.

Historically, we have satisfied these needs with internally generated funds, the issuance of subordinated debt by our operating subsidiaries and our issuance of common stock and senior and subordinated notes. While we currently anticipate that our available cash resources will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through at least the next twelve months, we may need to raise additional funds to:

- increase the capital available to us for our inventory positions;
- expand or diversify our operations;
- acquire complementary businesses; or
- respond to unanticipated capital requirements.

We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

Our revenues may decrease due to changes affecting the economy or changes affecting the securities markets, such as decreased volume, volatility or liquidity.

Our trading businesses, by their nature, do not produce predictable earnings, and all of our businesses are materially affected by conditions in the global financial markets and economic conditions generally. In the past twelve months in particular, these conditions have changed suddenly and negatively.

Adverse changes affecting the economy and/or the securities markets could result in a further decline in market volatility or liquidity, thus negatively impacting revenues at our Market-Making segment and our Institutional Brokerage segment. Many elements of our cost structure do not decline if we experience reductions in our revenues and we may be unable to adjust our cost structure on a timely basis, or at all, and we could suffer losses.

Increased program trading and lower levels of volatility, with the exception of the second half of 2008, on the NYSE and other exchanges have negatively affected our results of operations, partially initiating our sale of the DMM business in January 2010, and may adversely affect our continuing operations in the future. Adverse changes in the economy and the securities markets could return, resulting in:

- losses from declines in the market value of securities held in our accounts;
- a decline in trading volume on the NYSE and other exchanges;
- fragmentation of orders into smaller sizes and execution of such orders over multiple exchanges under Regulation NMS;
- further declines in volatility in securities markets;
- the failure of buyers and sellers of securities to fulfill their settlement obligations; and
- further increases in claims and litigation.

Whether market and economic conditions will improve or trading trends change and whether we will be able to adequately protect our interests and maintain revenues in the future is uncertain.

Risks associated with our trading transactions could result in trading losses.

A majority of our Market-Making segment's revenues are derived from our trading for our own account as principal. We may incur trading losses relating to these activities, since each trade primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our market-making stocks, options, futures, ETFs, foreign currencies and other derivatives for a variety of reasons, including price declines, lower trading volumes and the required performance of our obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked-to-market on a daily basis, any downward price movement in these securities results in an immediate reduction of our revenues and operating results. Our market-maker trading in options, ETFs, futures, other derivative instruments and foreign currencies also exposes us to certain additional risks associated with such factors as price fluctuations, foreign exchange currency movements, changes in the liquidity of markets, volatility and counterparty credit. Although we have adopted and carry out risk management procedures, we cannot be sure that these procedures have been formulated properly to identify or completely limit our risks and, even if formulated properly, we cannot be sure that we will successfully implement these procedures. As a result, we may not be able to manage our risks successfully or avoid trading losses.

Derivative transactions may expose us to unexpected risk and potential losses.

We are party to a large number of derivative transactions, many of which are intended to hedge our market-making risk, including credit derivatives, that require that we deliver to the counterparty the underlying security, loan or other obligation in order to receive payment. In a number of cases, we do not hold the underlying security, loan or other obligation and may have difficulty obtaining, or be unable to obtain, the underlying security, loan or other obligation through the physical settlement of other transactions. As a result, we are subject to the risk that we may not be able to obtain the security, loan or other obligation within the required contractual time frame for delivery. This could cause us to forfeit the payments due to us under these contracts or result in settlement delays with the attendant credit and operational risk as well as increased costs to the firm.

Derivative contracts and other transactions entered into with third parties are not always confirmed by the counterparties on a timely basis. While a transaction remains unconfirmed, we are subject to heightened credit and operational risk, and in the event of a default, we may find it more difficult to enforce the contract.

Regulatory rules require us to make unprofitable trades and refrain from making profitable trades.

Our role as a market maker, at times, may result in our making trades that adversely affect our operating results. For example, we may act as a principal when buyers or sellers outnumber each other and take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subject to risk. Our market-making compliance systems, which are designed to monitor compliance with these rules may malfunction or may not timely detect failures to satisfy these obligations, which could result in fines and/or penalties. In many cases where we comply with our obligations, our compliance with rules could cause us to generate losses.

Failure to comply with net capital and net liquid asset requirements may result in the revocation of our registration with the SEC or our expulsion from the NYSE and/or the AMEX.

The SEC, FINRA, the NYSE, the NYSE Amex Exchange and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of net capital by securities broker-dealers. As of December 31, 2009, LaBranche & Co. LLC was required to maintain minimum NLA of approximately $70.2 million. In January 2010, we sold the DMM business and related assets so the NLA requirement no longer applies to LaBranche & Co. LLC after the sale was consummated on January 22, 2010. After the DMM sale, the regulatory capital requirement for LaBranche's combined subsidiaries is $4.0 million. Failure by any of our broker-dealer subsidiaries to maintain its required level of net capital may subject it to suspension or revocation of its SEC registration or suspension or expulsion by the applicable exchange and/or the SEC or FINRA and/or the FSA in the United Kingdom or the SFC in Hong Kong. If this occurs with respect to any of our businesses, we would be unable to operate those businesses until we once again comply with the capital requirements. In addition, a change in these rules, the imposition of new rules or any unusually large capital requirement or charge against the regulatory capital of any of our broker-dealer subsidiaries could limit those areas of our operations which require intensive use of capital. These rules also could restrict our ability to withdraw capital from our broker-dealer subsidiaries, thus limiting our ability to expand, diversify or even maintain our present levels of business, pay dividends, repay debt and repurchase shares of our outstanding common stock.

We depend primarily on our market-making activities, and if they fail to generate revenues as anticipated, it would adversely affect our financial condition and results of operations.

We derive the vast majority of our revenues from our market-making activities. If demand for our market-making services fails to grow, grows more slowly than we currently anticipate or declines, our financial condition and results of operations would be adversely affected. We expect our market-making activities to continue to account for the vast majority of our revenues for the foreseeable future. Our future success will depend on:

- maintaining and/or growing our trading volume in our market making securities;
- the addition of international and domestic venues on which we are market-maker;
- our ability to be effective and maintain our reputation as an efficient and willing market-maker among the broker-dealer community;
- our ability to respond to regulatory and technological changes; and
- our ability to respond to changing demands in the marketplace.

Over the past few years, a number of alternative trading systems have been developed or emerged. These alternative trading systems may compete with market-makers by increasing trading in exchange-listed off the trading floors and fragmentizing the size and placement of orders. This can be seen in the decrease in the NYSE's percentage of overall U.S. trading volume from approximately 84.0% in 2002 to approximately 24.9% in 2009. In addition, as described above, the SEC and the NYSE's market structure rule changes could result in increased trading of exchange-listed securities in electronically-matched orders and thus reduce levels of trading of such securities through market-makers.

We cannot assure you that we will continue to be able to effectively compete in the market-making industry.

We cannot be sure that we will be able to compete effectively with current or future competitors in the market-making industry. New listings on the NYSE are obtained by the DMMs by an allocation process. Due to the sale of the DMM business in January 2010, LaBranche will not be competing for new listings of NYSE cash equities going forward. We compete with significantly larger entities to be the market-maker in ETFs. Although we have been able to secure a market share of the ETF market-making business with many of the established ETF issuers, we cannot assure you that our growth in market share will continue as our competitors focus more resources on their ETF business or as market participants enter the ETF market. Some of our competitors may have significantly greater financial and other resources than we have in our market-making activities and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They also may be able to undertake more extensive promotional activities to attract new listing companies. Our failure to compete effectively would have an adverse effect on our operating results.

We may not be able to generate sufficient cash flows to meet any future debt service obligations if we need to undertake new indebtedness in the future to fund our operations.

Although we currently have no outstanding indebtedness after February 15,2010, we may in the future be required to undertake debt obligations to fund our businesses. Our ability to generate sufficient cash flows from operations to make scheduled payments on any new debt obligations will depend on our future financial performance, which will be, to an extent, subject to general economic, financial, competitive, regulatory and other factors that are beyond our control.

We cannot provide assurance that our business will not need to incur debt in the future and, if so, we cannot assure you that we would be able to generate sufficient cash flows or that future borrowings will be available to us in an amount sufficient to enable us to pay any future debt or to fund our other liquidity needs. If our future cash flows from operations are insufficient to pay any future obligations as they mature or to fund our liquidity needs, we may be forced to sell assets, obtain additional equity capital or restructure or refinance all or a portion of any future debt on or before maturity. We cannot assure you that we will be able to obtain, repay or refinance any future debt on a timely basis or on satisfactory terms, if at all.

Our success depends on our ability to accurately process and record our transactions, and any failure to do so could subject us to losses.

Our market-making and institutional brokerage activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of a hardware, software, power or telecommunications failure. In addition, our offices are located in close proximity to the site of the September 11, 2001 terrorist attacks on the World Trade Center. The aftermath of the attacks on the World Trade Center required us to close our operations and temporarily operate from our disaster recovery site. The NYSE and AMEX were also forced to stop operating for four consecutive trading days, which caused our operations to halt. It is possible that additional terrorist attacks or acts of war may occur in the future and that such attacks could compromise or disable our systems. Although we have established back-up disaster recovery centers in New York, Chicago and internationally and have an overall business continuity plan in the event of another disaster, these measures may not be effective in preventing an interruption of our business.

We also are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the exchanges on which we operate, and clearing and depositary institutions. Failures or inadequate or slow performance of any of these systems could adversely affect our ability to operate and complete trades. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

We may have difficulty successfully managing the evolution of our business.

The transition of our business model to a more electronic trading marketplace has increased the demands upon our management and operations. This evolution has required, and will continue to require, an increase in investment in management personnel, financial and management systems and controls and facilities. The scope of procedures for assuring compliance with applicable rules and regulations, including SOX, has changed as the complexity of our business has increased. Although the size of our workforce significantly declined from 2006 through 2009, many of our SOX policies, processes and controls have not, which means we have fewer employees to ensure these controls are completed. We have implemented formal compliance procedures that are regularly updated but in the changing economic and regulatory environment, especially due to the merger of NYSE Regulation and the NASD into FINRA and proposed new rules and market structures noted above, we may be unable to timely adapt our compliance personnel and procedures to keep up in the changing environment. Our future operating results will depend on our ability to continue:

- to improve our systems for operations, financial control and communication and information management;

- to refine our compliance procedures and enhance our compliance oversight;
- to raise additional capital if and when needed;
- to effectively deploy assets, capital or workforce;
- to maintain strong relationships with, and attract new securities listings; and
- to retain and incentivize our employees.

Three of our current or former executive officers are in a position to substantially affect matters requiring a stockholder vote.

Certain of our current and former managing directors who currently own a significant amount of our outstanding common stock have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of George M.L. LaBranche, IV, our Chairman, Chief Executive Officer and President, Alfred O. Hayward, Jr., our executive officer, director and Chief Executive Officer of LaBranche & Co. LLC, and James G. Gallagher, a former executive officer and director. Accordingly, these individuals have the ability to substantially influence the outcome of most matters requiring approval by our common stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all our assets. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

Item 1B. UNRESOLVED STAFF COMMENTS.

None.

Item 2. PROPERTIES.

Our offices are located at 33 Whitehall Street, New York, New York, 10004 where we lease approximately 48,000 square feet under a lease expiring February 17, 2017. We also lease two trading posts on the floor of the NYSE until January 19, 2010 and approximately 3,100 square feet of additional space in New York and Boston under leases expiring between August 2009 and September 2012. In 2009, we leased 3,339 square feet in Stamford Connecticut under a lease expiring in 2014. In addition, we lease approximately 2,470 square feet in London, England, under a lease expiring in November 2011, and approximately 133 square meters in Hong Kong under a lease expiring in November 2010. We believe that our current leased space is suitable and adequate for the operation of our business as presently conducted and as contemplated to be conducted in the near future.

Item 3. LEGAL PROCEEDINGS.

In re NYSE Specialists Securities Litigation. On or about October 16, 2003 through December 16, 2003, four purported class action lawsuits were brought by persons or entities who purchased and/or sold shares of stocks of NYSE listed companies, including Pirelli v. LaBranche & Co Inc., et al., No. 03 CV 8264, Marcus v. LaBranche & Co Inc., et al., No. 03 CV 8521, Empire v. LaBranche & Co Inc., et al., No. 03 CV 8935, and California Public Employees' Retirement System (CalPERS) v. New York Stock Exchange, Inc., et al., No. 03 CV 9968. On March 11, 2004, a fifth action asserting similar claims, Rosenbaum Partners, LP v. New York Stock Exchange, Inc., et al., No. 04 CV 2038, was filed in the United States District Court for the Southern District of New York by an individual plaintiff who does not allege to represent a class.

On May 27, 2004, the court consolidated these lawsuits under the caption In re NYSE Specialists Securities Litigation, No. CV 8264. The court named the following lead plaintiffs: California Public Employees' Retirement System ("CalPERS") and Empire Programs, Inc.

On September 15, 2004, plaintiffs filed a Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty alleging that they represent a class consisting of all public investors who purchased and/or sold shares of stock listed on the NYSE from October 17, 1998 to October 15, 2003. Plaintiffs allege that we, LaBranche & Co. LLC, Mr. LaBranche, other NYSE specialist firms, including Bear Wagner Specialists LLC, Fleet Specialist, Inc., SIG Specialists, Inc., Spear, Leeds & Kellogg Specialists LLC, Performance Specialist Group, LLC and Van der Moolen Specialists USA, LLC, and certain parents and affiliates of those firms, and the NYSE, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by failing to disclose alleged improper specialist trading that was the subject of the specialist trading investigations described above, improperly profiting on purchases and/or sales of NYSE listed securities, and breaching and/or aiding and abetting breaches of fiduciary duty. Section 20(a) control person claims also are alleged, including against us, LaBranche & Co. LLC and Mr. LaBranche. Plaintiffs seek unspecified money damages, restitution, forfeiture of fees, commissions and other compensation, equitable and/or injunctive relief, including an accounting and the imposition of a constructive trust and/or asset freeze on trading proceeds, and attorneys' fees and reimbursement of expenses.

On December 12, 2005, motions to dismiss were granted in part and denied in part. The court dismissed plaintiffs' Section 10(b) and Section 20(a) claims against all defendants for conduct that occurred before January 1, 1999 and dismissed plaintiffs' breach of fiduciary duty claims against all defendants. The court also dismissed all claims against the NYSE and certain claims against certain parents and affiliates of specialists other than LaBranche & Co. LLC.

On February 2, 2006, plaintiffs filed an Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, adding Robert A. Martin as a plaintiff. This complaint is otherwise identical to plaintiffs' Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty.

On February 22, 2007, the court removed Empire Programs, Inc. as co-lead plaintiff, leaving CalPERS as the sole lead plaintiff.

On February 23, 2006, we, LaBranche & Co. LLC, Mr. LaBranche and the other defendants in the case filed answers to plaintiffs' Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, denying liability and asserting affirmative defenses.

On June 28, 2007, CalPERS moved for class certification of "[a]11 persons and entities who submitted orders (directly or through agents) to purchase or sell NYSE-listed securities between January 1, 1999 and October 15, 2003, which orders were listed on the specialists' display book and subsequently disadvantaged by defendants," and for the certification of CalPERS and Market Street Securities Inc. as class representatives.

On September 18, 2007, the United States Court of Appeals for the Second Circuit reinstated certain of the claims against the NYSE that previously had been dismissed.

On March 14, 2009, the court granted CalPERS' motion for class certification.

On April 13, 2009, we, LaBranche & Co. LLC, Mr. LaBranche and the other specialist firm defendants and their affiliates filed a petition in the United States Court of Appeals for the Second Circuit, pursuant to Federal Rule of Civil Procedure 23(f), for permission to appeal the class certification order. On October 1, 2009, the United States Court of Appeals for the Second Circuit denied the petition, and, on October 21, 2009, we, LaBranche & Co. LLC, Mr. LaBranche and the other specialist firm defendants and their affiliates filed a motion for reconsideration. On February 24, 2010, the Second Circuit denied this motion for reconsideration.

On October 5, 2009, CalPERS and the NYSE informed the court that they had agreed to settle all claims against the NYSE.

We believe that the claims asserted against us by the plaintiffs in this proceeding are without merit, and we deny all allegations of wrongdoing. There can be no assurance, however, as to the outcome or timing of the resolution of this proceeding. We therefore are unable to estimate the amount or potential range of any loss that may arise out of this proceeding. The range of possible resolutions could include a determination and judgment against us or a settlement that could require a substantial payment by us that could have a material adverse effect on our financial condition, results of operations and cash flows.

In addition to the proceeding described above, we and our operating subsidiaries have been the target, from time to time, of various claims, lawsuits and regulatory actions incidental to the ordinary course of our and their respective businesses. While the ultimate outcome of those claims, lawsuits and regulatory actions that currently are pending cannot be predicted with certainty, we believe, based on our understanding of the facts of these claims, proceedings and regulatory actions, that their ultimate resolution will not, in the aggregate, have a material adverse effect on our financial condition, results of operations or cash flows.

Item 4. (Reserved).

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES.

Market Information

Our common stock is quoted on the NYSE under the symbol "LAB." The following table sets forth the range of high and low closing sales prices for our common stock on the NYSE for each fiscal quarter within the two most recent fiscal years:

	Fiscal 2009		Fiscal 2008	
	High	Low	High	Low
First Quarter	$7.62	$3.41	$6.21	$3.70
Second Quarter	$4.75	$3.12	$8.12	$4.25
Third Quarter	$4.54	$3.34	$7.95	$3.23
Fourth Quarter	$3.47	$2.38	$6.70	$2.86

Holders

As of March 9, 2010, we had 51 stockholders of record of our common stock and an estimated 4,500 beneficial owners. The closing sale price of our common stock on March 9, 2010 was $5.60 per share.

Dividends

We have not paid any dividends on our common stock since the third quarter of 2003. The payment of future dividends is within the discretion of our Board of Directors and will depend on our future earnings, capital requirements, applicable regulatory restrictions, our financial condition, the application of the financial covenants contained in the indentures governing our currently outstanding debt obligations and other relevant factors.

Securities Authorized for Issuance under Equity Compensation Plans

The information set forth under the caption "Executive and Director Compensation" in our definitive Proxy Statement to be used in connection with our 2010 Annual Meeting of Stockholders to be held on May 18, 2010, which will be filed within 120 days of the end of our fiscal year ended December 31, 2009 (the "2010 Proxy Statement"), is incorporated herein by reference.

Purchases of Equity Securities in the Fourth Quarter of 2009 and the First Quarter of 2010

In July 2009, our board of directors had increased a previously authorized share repurchase program to repurchase shares of our common stock from $40 million to $65 million. In the fourth quarter of 2009, we repurchased an aggregate of 2,153,998 shares at a cost of approximately $5.9 million, as set forth by month in the table below.

Purchase Period	Total Number of Shares Purchased	Average Price Paid per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 – October 31, 2009	282,983	$2.66	282,983	(2)
November 1 – November 30, 2009	1,861,015	2.74	1,861,015	(2)
December 1 – December 31, 2009	10,000	2.76	10,000	(2)
Total	2,153,998	$2.73	2,153,998	(2)

(1) Average Price Paid per Share includes transaction costs.
(2) Since board approval of repurchases is based on dollar amount, we cannot estimate the number of shares yet to be purchased.

Following these repurchases, as well our previous quarters' repurchases of our shares under the repurchase plan, we had repurchased approximately $41.6 million of our common stock under the repurchase plan through January 22, 2010. On January 22, 2010, the date we completed the sale of our DMM business, our Board of Directors authorized the increase of the share repurchase program by $76.6 million to a total of $141.6 million. This increase left us with $100 million of common stock to be repurchased under our board-authorized share repurchase program.

On January 29, 2010, we commenced a tender offer to purchase up to 15,000,000 shares of our outstanding common stock, at a price of $4.60 per share. On March 1, 2010, the tender offer expired and we repurchased an aggregate of 8,539,667 shares of common stock at a price of $4.60 per share, for a total tender price of $39.3 million, constituting the purchase of an aggregate of 16.6% of our shares. George M.L. LaBranche, IV, our Chairman, Chief Executive Officer and President, tendered 500,000 shares of the 3,701,094 shares he beneficially owned (representing 0.9% of the outstanding shares) in the tender offer. Other than Mr. LaBranche, none of our directors and executive officers tendered any of their shares in the tender offer.

The repurchase of the shares tendered, combined with the 10,937,769 shares repurchased by us pursuant to Board-authorized purchases over the past 18 months, have resulted in our repurchasing an aggregate of 19,477,436 shares of our common stock, which constitutes a repurchase of an aggregate of 31.2% of our outstanding shares of common stock to date under our board-authorized repurchase programs.

Following consummation of the tender offer, we have approximately $60.7 million left under our board-authorized repurchase program. Repurchases may be made in open market transactions, privately negotiated transactions, in a tender offer, Dutch auction or otherwise, in compliance with applicable state and federal securities laws. The timing and amounts of any purchases will be based on market conditions and other factors, including price and regulatory requirements. We have funded, and will continue to fund, our share repurchases through a combination of cash from operations, and excess cash at our holding company, dependent upon market conditions.

Performance Graph

COMPARATIVE PERFORMANCE BY LaBRANCHE & CO INC.

The SEC requires us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity market index and (ii) a published industry index or peer group for a five-year period. This chart compares our common stock with (i) the NYSE Composite Index and (ii) the NASDAQ Financial-100 Index. The chart assumes (a) $100 was invested on January 1, 2005 in each of our common stock, the stocks comprising the NYSE Composite Index and the stocks comprising the NASDAQ Financial-100 Index and (b) the reinvestment of dividends.

Comparison of Cumulative Total Return


140.00
120.00
100.00
80.00
60.00
40.00
20.00
-
2005
2006
2007
2008
2009
NASDAQ FIN
NYSE COMP
LAB

Item 6. SELECTED FINANCIAL DATA.

The selected financial data set forth below for the years ended December 31, 2009, 2008, 2007, 2006 and 2005 and as of December 31, 2009, 2008, 2007, 2006 and 2005 have been derived from our consolidated financial statements, included elsewhere in this filing. The selected financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this filing.

(000's omitted)	For Year Ended December 31,				
	2009	2008	2007	2006	2005
STATEMENT OF OPERATIONS DATA:					
Revenues:					
Net gain on principal transactions	$ 51,196	$ 240,546	$ 158,649	$ 84,960	$ 59,980
Commissions and other fees	29,957	26,035	23,013	33,884	41,729
Net (loss) gain on investments	(8,204)	(189,929)	(16,009)	237,993	10,999
Stock borrow interest	1,925	61,781	200,073	156,603	32,482
Other interest	106	5,230	16,247	9,580	5,968
Other	3,998	2,741	3,212	1,224	39
Total revenues	78,978	146,404	385,185	524,244	151,197
Interest expense	45,146	119,051	302,510	239,555	88,303
Total revenues, net of interest expense	33,832	27,353	82,675	284,689	62,894
Expenses:					
Employee compensation and benefits	39,757	108,231	55,522	47,193	47,445
Early extinguishment of debt	(762)	5,395	—	—	—
Other	62,265	67,130	61,630	58,708	47,916
Total expenses	101,260	180,756	117,152	105,901	95,361
(Loss) income from continuing operations before (benefit) provision for income taxes	$ (67,428)	$ (153,403)	$ (34,477)	$ 178,788	$ (32,467)
(Loss) income from discontinued operations before (benefit) provision for income taxes	$ (68,532)	$ 39,023	$ (487,248)	$ 58,224	$ (83,572)
Net (loss) income	$ (97,820)	$ (65,963)	$ (350,474)	$ 136,804	$ 37,521

(000's omitted)	As of December 31,				
	2009	2008	2007	2006	2005
BALANCE SHEET DATA:					
Total assets	$3,780,163	$3,731,615	$5,298,591	$5,374,889	$3,664,909
Total long term obligations (1)	189,323	199,323	459,811	466,206	490,820
Stockholders' equity	$ 321,259	$ 442,850	$ 527,917	$ 874,707	$ 733,456

	For Year Ended December 31,				
	2009	2008	2007	2006	2005
COMMON SHARE DATA:					
(Loss) earnings from per diluted share	$ (1.78)	$ (1.07)	$ (5.71)	$ 2.22	$ 0.61

Regulation G Requirement: Reconciliation of Non-GAAP Financial Measures
Excluding Corporate Equities, Not readily Marketable
(all data in thousands, except per share data)
(unaudited)

In evaluating our financial performance, management reviews results from operations excluding non-operating items. Pro-forma earnings per share is a non-GAAP (generally accepted accounting principles) performance measure, but we believe that it is useful to assist investors in gaining an understanding of the trends and operating results for our core business. Pro-forma earnings per share should be viewed in addition to, and not in lieu of, our reported results under U.S. GAAP.

Given the significant volatility of the market price of the NYX shares in each period, we believe that adjusting GAAP revenues to exclude this measure provides investors with a more compete understanding of our operating performance. Following this annual report on Form 10-K, we anticipate that we will no longer be adjusting our GAAP revenues to give pro forma effect to our gains/losses in our NYX shares, particularly due to the fact that we have sold approximately 2,000,000 of our 3.1 million previously-owned NYX shares, leaving us with a position of approximately 1.1 million NYX shares. To the extent we continue to own NYX shares, the gain or loss in our position will continue to be reflected each period in our revenues as a component of net gain or loss on investments.

The following is a reconciliation of U.S. GAAP results to our pro-forma results and a reconciliation of GAAP Subsequent Event Adjustments to pro-forma results for the periods presented:

	Twelve Months Ended December 31,					
	2009			2008		
	Amounts as reported	(1) (2) Adjustments	Pro forma amounts	Amounts as reported	(1) (2) Adjustments	Pro forma amounts
Revenues, net of interest expense	$ 33,832	$6,268(1)	$ 40,100	$ 27,353	$181,376(1)	$208,729
Total expenses	101,260	762(2)	102,022	180,756	(5,395)(2)	175,361
(Loss) income before (benefit) provision for income taxes	(67,428)	5,506	(61,922)	(153,403)	186,771	33,368
(Benefit) provision for income taxes (3)	(28,604)	2,202	(26,402)	(63,986)	74,708	10,722
(Loss) income from continuing operations	(38,824)	3,304	(35,520)	(89,417)	112,063	22,646
Basic per share	$ (0.71)	$ 0.06	$ (0.65)	$ (1.45)	$ 1.82	$ 0.37
Diluted per share	$ (0.71)	$ 0.06	$ (0.65)	$ (1.45)	$ 1.82	$ 0.37

(1) Revenue adjustment reflects (gain) loss in each accounting period, based on the change in fair market value of our NYX shares at the end of each such period versus the beginning of such period.
(2) Expense adjustment reflects the (income) expense associated with early extinguishment of our debt in accounting period.
(3) In the first quarter of 2008, we recognized a tax benefit due to the release of a tax reserve for an expired tax year, which resulted in a reduced provision for income taxes.

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

You should read the following discussion of our financial condition and results of operations together with the financial statements and the notes to such statements included elsewhere in this filing. This discussion contains forward-looking statements based on our current expectations, assumptions, estimates and projections about us and our industry. These forward-looking statements involve risks and uncertainties including, but not limited to those discussed in "Risk Factors" set forth in Item 1A of this annual report. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Executive Overview

In 2009, market structure changes continued to impact our businesses, particularly our traditional cash equity market-making, formerly "specialist," division. This division, which once accounted for all of our revenues, made the transition in December 2008 to a Designated Market Maker ("DMM") model from a specialist model. While very significant changes had been made in the role of the specialist with the 2006 implementation of the Hybrid Market, the DMM role in 2009 evolved to a business almost entirely focused on capturing liquidity payments or rebates as the primary source of revenue rather than relying on principal trading revenues. This evolution was primarily caused by the increased proliferation of competing electronic market places and "dark pools" that reduced the NYSE's participation in order flow of its listed securities. This transition required us to make some important decisions regarding the future of our company which we discuss below.

Management, recognizing that market structure changes made it necessary to diversify business lines, had for years made considerable progress in this regard. We successfully expanded our non-traditional market-making businesses and, as a result, beginning in 2007, our specialist/DMM market-making business accounted for less than half of our revenues. We also expanded our non-traditional market-making operations internationally. As we became more dependent on revenues in options and EFTs, results in those businesses began to significantly affect our overall results. Negative results in our domestic options market-making division led to operating losses for 2009, even though our international ETF and domestic foreign currency options market-making businesses were profitable.

Several factors contributed to the domestic options market-making trading losses we reported in 2009. One important factor was the departure of our senior options trading team in January 2009. Management made the decision to hire a new group to run the options business and at the same time made the decision to significantly reduce the trading positions of the traders who had left the firm. The reduction in the positions of the traders who left the firm resulted in revenue declines, which almost entirely accounted for the losses that were reported for the first quarter of 2009. Losses in the second quarter of 2009 were attributable again to the unwinding of previous options market-making positions, and to a lesser extent, costs associated with new positions taken by our options trading team. After continuing to experience losses in the third quarter of 2009, again attributable to options market-making activities, our options group, working with senior management, made the decision to shorten the maturities of our options positions so that the substantial majority of those positions would mature and unwind by the middle of January 2010. We decided to follow this strategy because the revenues gained by providing liquidity in those option contracts were not sufficient to offset the costs associated with taking positions, including financing costs and exchange, clearing and brokerage fees. We also believed that such an approach would give us additional financial flexibility in 2010. This strategy has given us an ability to reallocate capital in 2010. In addition, our more measured and deliberate approach to adding new options positions enabled us to report meaningful positive results for the fourth quarter of 2009.

With our trading activities outside our DMM business increasingly influencing our results, the changes in market structure that affected our DMM division did not allow for the necessary operating leverage to mitigate the losses at our options group, even though the traditional cash equity market-making division continued to generate cash. Moreover, the costs and regulatory limitations of being in the DMM business constrained our financial and operational flexibility. The net liquid asset requirement of the DMM business was one such substantial cost to us, because, as of December 31, 2009, it required us to segregate $76 million that could not be deployed for other business opportunities or strategic options. In addition, management has viewed our public debt as a financing cost to fund the DMM business' net liquid asset requirement, which, as recently as two years ago, was $447 million. Management accordingly repurchased significant portions of our public debt each time the NYSE has reduced our net liquid asset requirement. In 2009, we paid approximately $21 million in interest on our public debt. Management determined that it was in the best interest of our company to eliminate that expense. All of these factors led to the decision to sell our DMM business and to redeem all of our outstanding public debt in January 2010. We also reduced our position in NYX shares in the fourth quarter of 2009 and early 2010 to approximately 1.1 million shares from approximately 3.1 million shares.

Following the sale of our DMM business, we now will focus on options, ETFs and foreign currency option market making, as well as institutional brokerage services. We have a clean and liquid balance sheet. We have substantially reduced our operating overhead. We believe we are now able to better respond to changes and opportunities that are taking place in our businesses.

In light of recent events, including the sale of our DMM business, we are exploring an initiative to combine our domestic broker-dealers. We cannot currently estimate the timing or achievability of this potential combination of broker-dealers but we are committed to making our domestic broker-dealer operations more integrated and streamlined in a manner that was not permitted by regulatory requirements that no longer apply to us after the sale of our DMM business.

New Accounting Developments

Fair Value Measurements

In October 2008, the FASB issued ASC 820 (FSP FAS 157-3) which clarifies the application of ASC 820 (SFAS 157) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate pursuant to ASC 250 (SFAS 154). The disclosure provisions of ASC 250 (SFAS 154) for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. As of December 31, 2009, we do not hold any securities that would be subject to change based on ASC 820 (FSP FAS 157-3).

Accounting for Fair Value Option for Financial Assets and Financial Liabilities

ASC 820 (ASU 2009-12) will allow investors to use the net asset value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This proposal will not have any effect on our financial position. This Statement is effective for financial statements issued for interim and annual periods ending after December 15, 2009, and is not expected to have a material impact on our consolidated financial statements.

Transfers of Financial Assets

In June 2009, the FASB issued SFAS No. 166, "*Accounting for Transfers of Financial Assets, an Amendment of ASC 860 (FASB Statement No. 140)*" ("SFAS 166"). This Statement improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This statement is effective for interim and annual reporting periods beginning after November 15, 2009, and is not expected to have a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities

In June 2009, the FASB issued SFAS No. 167, "*Amendments to ASC 810 (FASB Interpretation No. 46(R))*" ("SFAS 167"). This statement which eliminates exceptions to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This Statement clarifies, but does not significantly change, the characteristics that identify a variable interest entity. This Statement is effective for fiscal years and interim periods beginning after November 15, 2009, and is not expected to have a material impact on our consolidated financial statements.

Critical Accounting Estimates

Goodwill and Other Intangible Assets

We determine the fair value of each of our reporting units and the fair value of each reporting unit's goodwill under the provisions of ASC 350 (SFAS No. 142), "Goodwill and Other Intangible Assets." In determining fair value, we use standard analytical approaches to business enterprise valuation ("BEV"), such as the market comparable approach and the income approach. The market comparable approach is based on comparisons of the subject company to similar companies engaged in an actual merger or acquisition or to public companies whose stocks are actively traded. As part of this process, multiples of value relative to financial variables, such as earnings or stockholders' equity, are developed and applied to the appropriate financial variables of the subject company to indicate its value. The income approach involves estimating the present value of the subject company's future cash flows by using projections of the cash flows that the business is expected to generate, and discounting these cash flows at a given rate of return. Each of these BEV methodologies requires the use of management estimates and assumptions. For example, under the market comparable approach, we assigned a certain control premium to the public market price of our common stock as of the valuation date in estimating the fair value of our market-making reporting unit. Similarly, under the income approach, we assumed certain growth rates for our revenues, expenses, earnings before interest, income taxes, depreciation and amortization, returns on working capital, returns on other assets and capital expenditures, among others. We also assumed certain discount rates and certain terminal growth rates in our calculations. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of the fair value of our goodwill.

We review the reasonableness of the carrying value of our goodwill annually as of December 31, unless an event or change in circumstances requires an interim reassessment of impairment. During the year ended December 31, 2009, there were no changes in circumstances that necessitated goodwill impairment testing prior to our required year-end test date. On January 22, 2010 we sold the DMM business of Labranche & Co LLC for $25 million to Barclays. As a result of this sale, we valued our goodwill at $21.7 million as the sales price provided the valuation for our intangibles. As this was considered the best indicator of fair value for the intangibles in this segment, we impaired the remaining goodwill assets to this value at December 31, 2009.

Historically, one of our intangible assets, as defined under ASC 350 (SFAS No. 142), was our trade name. We determined the fair value of our trade name by applying the income approach using the royalty savings methodology. This method assumes that the trade name has value to the extent we are relieved of the obligation to pay royalties for the benefits received from it. Application of this methodology requires estimating an appropriate royalty rate, which is typically expressed as a percentage of revenue. Estimating an appropriate royalty rate includes reviewing evidence from comparable licensing agreements and considering qualitative factors affecting the trade name. Given the subjectivity involved in selecting which BEV approach to use and in determining the input variables for use in our analyses, it is possible that a different valuation model and the selection of different input variables could produce a materially different estimate of fair value of our trade name.

As a result of the sale of LaBranche & Co. LLC's DMM business on January 22, 2010, LaBranche & Co. LLC would no longer be able to trade as a DMM for a period of three years subsequent to the sale. The tradename was an asset of LaBranche & Co. LLC, the NYSE DMM broker/dealer. As a result of a significant decline of future revenue and the inability to act as an NYSE DMM or market maker, we determined that the trade name intangible asset would be fully impaired at December 31, 2009.

Financial Instruments

"Financial instruments owned, at fair value" and "Financial instruments sold, but not yet purchased, at fair value" are reported in our condensed consolidated financial statements, at fair value, on a recurring basis. Pursuant to ASC 820 (SFAS No. 157) , the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

We have adopted Statement of Financial Accounting Standards, or ASC 820 (SFAS No. 157) "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 (SFAS No. 157) outlines a fair value hierarchy that is used to determine the value to be reported. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under ASC 820 (SFAS No. 157) are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

Non-Marketable Securities

The measurement of non-marketable securities is a critical accounting estimate. Investments in non-marketable securities consist of investments in equity securities of private companies and limited liability company interests of service provider entities and therefore are included in other assets or financial instruments owned in the condensed consolidated statements of financial condition due to the nature of business in which we have an investment. Certain investments in non-marketable securities are initially carried at cost, unless there are third-party transactions evidencing a change in value. For certain other investments in non-marketable securities, we adjust their carrying value by applying the equity method of accounting pursuant to ASC 325 (APB 18). Under the equity method the investor recognizes its share of the earnings and losses of an investee in the periods for which they are reported by the investee in its financial statements. These assets included in other assets represent limited liability companies that are service providers and whose value is affected by nonfinancial components. In addition, if and when available, management considers other relevant factors relating to non-marketable securities in estimating their value, such as the financial performance of the entity, its cash flow forecasts, trends within that entity's industry and any specific rights associated with our investment—such as conversion features—among others.

Non-marketable investments are tested for potential impairment whenever events or changes in circumstances suggest that such investment's carrying value may be impaired.

Use of Estimates

The use of accounting principles generally accepted in the United States of America requires management to make certain estimates. In addition to the estimates we make in connection with fair value measurements and the accounting for goodwill and identifiable intangible assets, the use of estimates is also important in determining provisions for potential losses that may arise from litigation, regulatory proceedings and tax audits.

We estimate and provide for potential losses that may arise out of litigation, regulatory proceedings and tax audits to the extent that such losses are probable and can be estimated, in accordance with ASC 450 (SFAS No. 5), "Accounting for Contingencies" and ASC 740 (FIN 48), "Accounting for Uncertainty in Income Taxes". Significant judgment is required in making these estimates and our final liabilities may ultimately be materially different. Our total liability in respect of litigation and regulatory proceedings is determined on a case-by-case basis and represents an estimate of probable losses after considering, among other factors, the progress of each case or proceeding, our experience and the experience of others in similar cases or proceedings, and the opinions and views of legal counsel. Given the inherent difficulty of predicting the outcome of our litigation and regulatory matters, particularly in cases or proceedings in which substantial or indeterminate damages or fines are sought, we cannot estimate losses or ranges of losses for cases or proceedings where there is only a reasonable possibility that a loss may be incurred. See "Legal Proceedings" in Part II, Item 1 of this Quarterly Report on Form 10-Q for information on our judicial, regulatory and arbitration proceedings.

Completed Purchases of Outstanding Indebtedness

As of December 31, 2009, our aggregate outstanding indebtedness consisted of $189.3 million of our senior notes due 2012. On February 15, 2010 (the "Redemption Date"), we fully redeemed and cancelled all of our remaining outstanding public indebtedness pursuant to the optional redemption provisions of the indenture governing our public debt. On the Redemption Date, all of our remaining note holders were paid 102.75% of the principal amount of their notes, plus accrued and unpaid interest thereon up to the Redemption Date. Therefore, as of February 15, 2010, we have no remaining outstanding public debt, resulting in a reduction of our interest expense by approximately $21 million per year. On January 22, 2010, we satisfied and discharged the indenture governing our outstanding public debt by irrevocably depositing with U.S. Bank National Association (the Trustee for the indebtedness) cash in an amount sufficient to pay the full amount of the redemption price for the Senior Notes on the Redemption Date, together with irrevocable instructions from our directing U.S. Bank to apply such funds to the payment of the Senior Notes on the Redemption Date. Thus, as of January 22, 2010, we were no longer obligated or restricted under the indenture governing our public debt.

Stock Purchases and Completed Tender Offer

On January 29, 2010, we commenced a tender offer to purchase up to 15,000,000 shares of our outstanding common stock, at a price of $4.60 per share. On March 1, 2010, the tender offer expired and we repurchased an aggregate of 8,539,667 shares of common stock, at a price of $4.60 per share, for a total tender price of $39.3 million. The repurchase of the shares tendered, combined with the 10,937,769 shares repurchased by us pursuant to board-authorized purchases over the past 18 months, have resulted in our repurchasing an aggregate of 19,447,436 shares of our common stock, constituting an aggregate of 31.2% of our shares that were outstanding before any repurchase were made under our repurchase programs.

George M.L. LaBranche, IV, our Chairman, Chief Executive Officer and President, tendered 500,000 shares of the 3,701,094 shares he beneficially owned (representing 0.9% of the outstanding shares) in the tender offer. Other than Mr. LaBranche, none of our directors and executive officers tendered any of their shares in the tender offer. Upon completion of the tender offer, we have approximately 42.9 million shares issued and outstanding. Following completion of the tender offer, we have approximately $60.7 million in board-authorized repurchases remaining under our repurchase program. Repurchases may be made in open market transactions, privately negotiated transactions, in a tender offer, Dutch auction or otherwise, in compliance with applicable state and federal securities laws. The timing and amounts of any purchases will be based on market conditions and other factors, including price and regulatory requirements.

Results of Operations

Market-Making Segment Operating Results from Continuing Operations (without DMM Business Results)

(000's omitted)	For the Years Ended December 31,			2009 vs. 2008 Percentage Change	2008 vs. 2007 Percentage Change
	2009	2008	2007		
Revenues:					
Net gain on principal transactions	$ 48,526	$ 238,140	$157,970	(79.6)%	50.8%
Commissions and other fees	—	—	76	—	(100.0)
Net loss on investments	(5,660)	(167,341)	(14,547)	(96.6)	1050.3
Interest income	2,010	62,493	203,380	(96.8)	(69.3)
Other	3,734	3,162	2,991	18.1	5.7
Total segment revenues	48,610	136,454	349,870	(64.4)	(61.0)
Inventory financing	23,300	87,502	251,850	(73.4)	(65.3)
Revenues, net of interest expense	25,310	48,952	98,020	(48.3)	(50.1)
Operating expenses	55,618	135,904	77,461	(59.1)	75.4
(Loss) income before taxes	$(30,308)	$ (86,952)	$ 20,559	(65.1)%	(522.9)%

Revenues from our Market-Making segment from continuing operations consist primarily of net gains and losses resulting from our market-making activities in ETFs, options and futures, the net gains and losses resulting from trading of foreign currencies, futures and equities underlying the rights, ETFs and options for which we act as market-maker.

Net gain on principal transactions represents trading gains net of trading losses and certain exchange imposed trading activity fees, where applicable, and are earned by us when we act as principal buying and selling stocks, rights, options, ETFs and futures.

Net gain/(loss) on investments reflects the aggregate losses generated from our investments in restricted and unrestricted NYX shares (in 2008, 2007 and 2006) and other investments not derived specifically from market-making activities.

Other revenue at our Market-Making segment consists primarily of miscellaneous receipts not derived specifically from market-making activities.

Interest expense attributable to our Market-Making segment is the result of inventory financing costs relating to positions taken in connection with our options, futures and ETFs market-making operations.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

The significant decline in our net gain on principal transactions in 2009 from 2008 was attributable to losses in our derivative product market-making businesses principal trading revenue in the first three quarters of 2009.

This decline in principal trading revenues was directly related to significant declines in 2009 in both trading volumes and volatility throughout 2009. In addition, the losses in our options market-making business were related to the period in the first quarter of 2009 after our options market-making team left in which we wound down our positions to the extent possible and to the second and third quarter decline in revenues from historical periods during which our new options market making team was ramping up its operations. The overall decline in options market-making principal trading revenues was partially offset in the fourth quarter of 2009, in which our options market-making results were profitable. During 2009, both the CBOE VIX Index and trading volumes decreased simultaneously.

Net loss on investments declined to $5.7 million in 2009 from $167.3 million in 2008, is primarily as a result of the decline in the unrealized loss on our NYX shares, which represents the decline in the fair value of the NYX shares from $27.38 per share on December 31, 2008 to $25.30 per share on December 31, 2009.

Other interest revenues decreased due to lower average interest rate yields earned on our investment of cash as a result of our having less cash on hand after debt and stock repurchases in 2008 and 2009.

Other revenue remained relatively unchanged in 2009 and is mainly comprised of proprietary trading activities and our receipt from the quarterly dividend on our NYX shares declared by NYSE Euronext, Inc.

Interest expense decreased primarily as a result of decreased inventory financing costs relating to a decrease in our positions and lower interest rates relating to inventory financing costs such as margin interest.

For a discussion of operating expenses see "Our Operating Expenses" below.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

The increase in our net gain on principal transactions was attributable to gains in both our cash equities and derivative product market-making businesses principal trading revenue for the twelve months ended December 31, 2008 as compared to December 31, 2007. This increase in principal trading revenues was directly related to volatile trading conditions noted during the third and fourth quarters of 2008. During this period both the CBOE VIX Index and trading volumes increased simultaneously.

Net (loss) gain on investments is mainly the result of the unrealized loss on our NYX shares of $167.3 million, which represents the decline in the fair value of the NYX shares since December 31, 2007 from $87.77 to $27.38 per share.

Other interest revenues decreased due to lower average interest rate yields earned on our investment of cash.

Other revenue is mainly comprised of proprietary trading activities and our receipt from the quarterly dividend declared by NYSE Euronext, Inc.

Interest expense decreased primarily as a result of decreased inventory financing costs relating to a decrease in our positions and lower interest rates relating to inventory financing costs such as margin interest.

For a discussion of operating expenses see "Our Operating Expenses" below.

Market-Making Segment Operating results including Discontinued Operations

(000's omitted)	For The Years Ended 2009	2008	2007	2009 vs. 2008 Percentage Change	2008 vs. 2007 Percentage Change
Revenues:					
Net gain on principal transactions	$ 50,302	$ 299,030	$ 184,320	(83.2)%	62.2%
Commissions and other fees	38,547	18,572	24,003	107.6	(22.6)
Net loss on investments	(5,581)	(170,893)	(15,403)	(96.7)	1,009.5
Interest income	1,951	64,010	217,120	(97.0)	(70.5)
Other	3,863	3,481	3,369	11.0	3.3
Total segment revenues	89,082	214,200	413,409	(58.4)	(48.2)
Fixed Interest on Debt	—	176	265	(100.0)	(33.6)
Inventory financing	23,304	87,502	252,247	(73.4)	(65.3)
Revenues, net of interest expense	65,778	126,522	160,897	(48.0)	(21.4)
Operating expenses	77,048	174,451	128,221	(55.8)	36.1
Goodwill Impairment	87,570	—	164,100	100.0	100.0
Stock list Impairment	—	—	335,264	—	100.0
(Loss) income before taxes	$(98,840)	$ (47,929)	$(466,688)	106.2%	(89.7)%

The significant decline in our net gain on principal transactions in 2009 from 2008 was attributable to a decline in principal trading revenues at our cash equities market-making business and losses in our derivative product market-making businesses principal trading revenue in the first three quarters of 2009. This decline in principal trading revenues was directly related to significant declines in 2009 in both trading volumes and volatility throughout 2009. In addition, the losses in our options market-making business were related to the period in the first quarter of 2009 after our options market-making team left in which we wound down our positions to the extent possible and to the second and third quarter decline in revenues from historical periods during which our new options market making team was ramping up its operations. The overall decline in options market-making principal trading revenues was partially offset in the fourth quarter of 2009, in which our options market-making results were profitable. During 2009, both the CBOE VIX Index and trading volumes decreased simultaneously.

Commissions revenue increased in 2009 to $38.5 million from $18.6 million in 2008, primarily due to the increase in liquidity provision payments to our DMM business, which increased due to rate changes in 2009, as well as improvements we made to our DMM trading technology to quote at the NBBO more often and bring more NBBO order-flow to the NYSE in our listed products.

Net loss on investments declined to $5.6 million in 2009 from $170.9 million in 2008, is primarily as a result of the decline in the unrealized loss on our NYX shares, which represents the decline in the fair value of the NYX shares from $27.38 per share on December 31, 2008 to $25.30 per share on December 31, 2009.

Other interest revenues decreased due to lower average interest rate yields earned on our investment of cash as a result of our having less cash on hand after debt and stock repurchases in 2008 and 2009.

Other revenue remained relatively unchanged in 2009 and is mainly comprised of proprietary trading activities and our receipt from the quarterly dividend on our NYX shares declared by NYSE Euronext, Inc.

Interest expense decreased primarily as a result of decreased inventory financing costs relating to a decrease in our positions and lower interest rates relating to inventory financing costs such as margin interest.

For a discussion of operating expenses see "Our Operating Expenses" below.

Institutional Brokerage Segment Operating Results

(000's omitted)	For the Years Ended December 31, 2009	2008	2007	2009 vs. 2008 Percentage Change	2008 vs. 2007 Percentage Change
REVENUES:					
Net gain on principal transactions	$ 2,670	$ 2,405	$ 678	11.0%	254.7%
Commissions and other fees	29,957	26,035	22,938	15.1	13.5
Net loss on investments	(2,370)	(18,896)	(1,212)	(87.5)	1459.1
Interest income	9	311	2,354	(97.1)	(86.8)
Other	286	229	86	24.9	166.3
Total segment revenues	30,552	10,084	24,844	203.0	(59.4)
Inventory financing	8	28	917	(71.4)	(96.9)
Revenues, net of interest expense	30,544	10,056	23,927	203.7	58.0
Operating expenses	36,605	28,616	29,106	27.9	(1.7)
Loss before taxes	$ (6,061)	$(18,560)	$ (5,179)	(67.3)%	258.4%

Our Institutional Brokerage segment's commission revenue includes commissions generated by our sales trading desk, professional traders and the loan sales and trading agency business in each period. Commission revenue for 2008 includes direct-access floor brokerage activities which were terminated during the third quarter of 2008.

Net gain (loss) on investments reflects the aggregated gains and losses generated from our investments in restricted and unrestricted, in 2009, NYX shares as well as proprietary trading losses. Proprietary trading began in March 2008.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Net gain on principal transactions are the result of trading and market making in OTC Bulletin Board and pink sheet securities

Commission revenue increased due to additional staffing at the institutional trading desk and the commencement of the loan sales and trading business, resulting in an increased customer base.

Net loss on investments include losses in our NYX shares and in proprietary trading for both 2009 and 2008. NYX losses were $0.6 million and $14.0 million, respectively and proprietary trading losses were $1.8 million and $4.9 million, respectively.

For a discussion of operating expenses see "Our Operating Expenses" below.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Net gain on principal transactions are the result of trading and market making in OTC Bulletin Board and pink sheet securities that began in May 2007. As a result, the desk had a full year of operations in 2008 as compared to only seven months in 2007.

Commission revenue increased primarily as a result of an increase in our customer base, which include new large institutional customers.

Net loss on investments is directly related to a decrease in the share price of shares of NYX stock during 2008 as well as proprietary trading losses. The losses relating to the investment in NYX stock and to proprietary trading were $14.0 million and $5.4 million, respectively.

Effective June 8, 2007, LFS exited the clearing business. Therefore, there were no stock borrow/loan transactions generating interest income/expense in 2008.

For a discussion of operating expenses see "Our Operating Expenses" below.

Other Segment Operating Results

(000's omitted)	For the Years Ended December 31,			2009 vs. 2008 Percentage Change	2008 vs. 2007 Percentage Change
	2008	2008	2007		
REVENUES:					
Interest	$ 12	$ 4,207	$ 10,586	(99.7)%	(60.3)%
Net loss on investments	(174)	(3,692)	(251)	(95.3)	1370.9
Other	(22)	(649)	135	(96.6)	(581.5)
Total segment revenues	(184)	(134)	10,470	37.3	(101.3)
Fixed interest on debt	21,838	31,521	49,743	(30.7)	(36.6)
Revenues, net of interest expense	(22,022)	(31,655)	(39,273)	(30.4)	(19.4)
Early extinguishment of debt	(762)	5,395	—	(114.1)	(100.0)
Operating expenses	9,799	10,841	10,585	(9.6)	2.4
Loss before taxes	$(31,059)	$(47,891)	$(49,858)	(35.1)%	(3.9)%

The portion of our revenues that is not generated from our two principal business segments consists primarily of unrealized gains or losses on our non-marketable investments and interest income from short-term investments of our excess cash.

Revenues, net of interest expense, of our Other segment is calculated after netting revenues by the interest expense related to our public debt and interest accrued on reserves.

Interest expense mainly relates to the effective yield on our public debt inclusive of our debt issuance costs. As noted, on February 15, 2010, we redeemed all of the 2012 Notes and which eliminated the fixed interest on public debt of approximately $21 million per year.

Operating expenses mainly relate to finance, accounting, tax, legal, treasury and human resource expenditures as well as related insurance and corporate governance costs and fees.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Interest revenues decreased primarily as a result of substantial decline of the yield on our short term investments and as a result of cash balances decreasing due to the repurchase of our debt and stock.

Net loss on investments is the result of a decline in the market value of our non-marketable investments.

Interest expense in our Other segment, decreased to $21.8 million in 2009 from $31.5 in 2008, primarily due to the redemption and repurchase of our outstanding debt.

For a discussion of operating expenses see "Our Operating Expenses" below.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Interest revenues decreased primarily as a result of substantial decline of the yield on our short term investments and as a result of cash balances decreasing due to the repurchase of our debt and stock.

Net (loss) gain on investments is the result of a decline in the market value of our non-marketable investments.

Interest expense in our Other segment, decreased to $31.5 million in 2008 from $49.7 in 2007, primarily due to the redemption and repurchase of our outstanding debt.

We repurchased all of the outstanding 9.5% Senior Notes by exercising a redemption opportunity on May 23, 2008. This resulted in the majority of costs related to early extinguishment of debt.

For a discussion of operating expenses see "Our Operating Expenses" below.

Our Operating Expenses

(000's omitted)	For the Years Ended December 31,			2009 vs. 2008 Percentage Change	2008 vs. 2007 Percentage Change
	2009	2008	2007		
EXPENSES:					
Employee compensation and related benefits	$ 39,757	$108,231	$ 55,522	(63.3)%	94.9%
Exchange, clearing and brokerage fees	33,893	41,083	32,730	(17.5)	25.5
Lease of exchange memberships and trading license fees	138	177	420	(22.0)	(57.9)
Depreciation and amortization	3,999	3,624	3,802	10.3	(4.7)
Extinguishment of debt	(762)	5,395	—	(114.1)	(100.0)
Other operating expenses	24,235	22,246	24,678	8.9	(9.8)
Total expenses before taxes	101,260	180,756	117,152	(44.0)	54.3
Benefit for income taxes	$(28,604)	$(63,986)	$(22,401)	(55.3)%	306.8%

Our Market-Making segment's employee compensation and related benefits expense consists of salaries, wages and performance-based compensation paid to our traders and related support staff based on operating results. The employee compensation and related benefits expense associated with our Institutional Brokerage segment consists of salaries, wages and performance-based compensation paid to certain institutional brokerage personnel based on their earned commissions or operating results. Performance-based compensation may include cash compensation and stock-based compensation granted to managing directors, trading professionals and other employees.

Exchange, clearing and brokerage fees expense at our Market-Making segment consists primarily of fees paid by us to the NYSE, the NYSE/Amex, other exchanges, the Depository Trust Clearing Corporation ("DTCC") and to third party execution and clearing companies. The fees paid by us to these entities are primarily based on the volume of transactions executed by us as principal and as agent, a fee based on exchange seat use, technology fees, a flat annual fee and execution and clearing fees. Our Institutional Brokerage segment's exchange, clearing and brokerage fees expense consists of floor brokerage fees paid to direct-access floor brokers, fees paid for executions including those paid to exchanges and electronic communication networks ("ECNs"), and fees paid to our clearing firm.

Other operating expenses primarily are comprised of communications costs, occupancy costs, such as office space and equipment leases and utilities, professional, legal and consulting fees and insurance.

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

While consolidated employee compensation and related benefits expense decreased in 2009 compared to 2008 the main component of this decrease was due to performance-based pay relationship to decreased trading results and to a lesser extent compensation was lower due to a decrease in employee headcount. The year over year decrease in compensation was $68.4 million or a 63% decrease as compared to a decrease in net gain on principal transactions revenue year over year of $189.3 million. Exchange, clearing and brokerage fees decreased primarily due to decrease in revenues in our market making businesses. Exchange, clearing and brokerage fees decreased by $7.2 million to $33.9 million or an increase of approximately 17.5%.

Lease of exchange memberships decreased as a result of a decline in the number of trading licenses we use to trade. Lease of exchange memberships expense decreased by 78% year over year due to fewer licenses and lower fees per license.

Other operating expenses increased in 2009 compared to 2008 mainly due to an increase in communication expenses and other miscellaneous sundry costs.

Our benefit for income taxes decreased in 2009 to a $28.6 million tax benefit, versus a tax benefit of $64.0 million in 2008. The difference in 2009 versus 2008 was that the 2008 tax benefit was derived from unrealized loss in NYX shares while the 2009 loss was mainly due to operating loss from the market making segment. Our effective tax rate increased to 42.4 in 2009 from 41.7% in 2008.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

While consolidated employee compensation and related benefits expense increased in 2008 compared to 2007 the main component of this increase was due to performance-based pay relationship to increased trading results. The year over year increase in compensation was $52.7 million or a 66% increase as compared to an increase in net trading revenue year over year of $142.2 million or an increase of 106%.

Exchange, clearing and brokerage fees increased primarily due to growth in revenues in our market making businesses. Exchange, clearing and brokerage fees increased by $8.4 million to $41.0 million or an increase of approximately 25% as compared to net trading revenue increase of 106% year over year.

Lease of exchange memberships decreased as a result of a decline in the number of trading licenses we use to trade. Lease of exchange memberships expense decreased by 30% year over year due to fewer licenses and lower fees per license.

Other operating expenses decreased in 2008 compared to 2007 due to a decrease in occupancy, insurance, professional and consulting fees and communication expenses of $15.4 million or approximately 32% year over year. This savings was mainly achieved as the expenses were scaled in line with the restructuring of the various business units and reduction of legacy holding company costs.

Our benefit for income taxes decreased in 2008 to a $64.0 million tax benefit, versus a tax benefit of $22.4 million in 2007. The difference in 2008 versus 2007 was that the current year tax benefit was derived from unrealized loss in NYX shares while the 2007 loss was mainly due to goodwill and intangible asset impairment expense. Our effective tax rate increased to 42.3% in 2008 from 32.8% in 2007 mainly due to non-deductible acquisition goodwill impairment impacting the 2007 tax benefits realized. In 2008, the effective tax rate was higher than the accrual rate of 40% mainly due to the tax benefit derived from a permanent difference related to dividends.

Liquidity and Capital Resources

As of December 31, 2009, we had $3,780 million in assets, of which $188.4 million consisted of cash and short-term investments, primarily in overnight time deposits, government obligations maturing within 30 days and cash and securities segregated under federal regulations. This compares with $3,732 million in assets at December 31, 2008, of which $306.1 million consisted of cash and short–term investments. To date, we have financed our operations primarily with cash flows from operations and proceeds from our debt and equity offerings. Due to the nature of the securities business and our role as a market-maker and execution agent, the amount of our cash and short-term investments, as well as operating cash flow, may vary considerably due to a number of factors, including the dollar value of our positions as principal, whether we are net buyers or sellers of securities, the dollar volume of executions by our customers and clearing house requirements, among others. Certain regulatory requirements constrain the use of a portion of our liquid assets for financing, investing or operating activities. Similarly, due to the nature of our business lines, the capital necessary to maintain current operations and our current funding needs subject our cash and cash equivalents to different requirements and uses.

As of December 31, 2009, the scheduled maturities of our contractual obligations, without taking into account any available roll-over provisions, were as follows:

	Total	<1 Year	1-3 Years	3-5 Years	>5 Years
			(000's omitted)		
Short Term and Long Term Debt	$189,323	$189,323	$ —	$ —	$ —
Operating Lease Obligations	15,249	3,369	4,222	3,862	3,796
Total	$204,572	$192,692	$4,222	$3,862	$3,796

The above schedule reflects the public debt obligation of our remaining outstanding senior notes due May 15, 2012 in the aggregate principal amount of $189.3 million at December 31, 2009, as a short term debt due to the fact that we had announced our decision to redeem all of the $189.3 outstanding senior notes on February 15, 2010 pursuant to the optional redemption provisions of the debenture governing our debt.

The above information excludes $12.3 million of unrecognized tax benefits discussed in Note 7, "Income Taxes", to our consolidated financial statements because it is not possible to estimate the time period that it might potentially be paid to tax authorities.

Our holding company also has provided, and may in the future provide, in the ordinary course of business, unsecured guarantees to guarantee the payment obligations of certain of its trading subsidiaries and under certain leases.

Purchases of outstanding Senior Notes for the year ended December 31, 2009 were as follows (000's omitted):

Purchase Date	11% - Due May 2012
Balance at December 31, 2008	$199,323
April 2, 2009	10,000
Balance at December 31, 2009	$189,323

At December 31, 2009, our net cash capital position was $120.3 million. Fluctuations in net cash capital are common and are a function of variability in our total assets, statement of financial condition composition and total capital. We attempt to maintain cash capital sources in excess of our aggregate longer-term funding requirements (*i.e.*, positive net cash capital). Over the previous 12 months, our net cash capital has averaged above $120.3 million, and on a pro forma basis, giving effect to the repurchase of all our remaining indebtedness, our net cash capital has averaged over $89.8 million.

		($ millions)	
	Proforma	**12/31/2009**	**12/31/2008**
Cash Capital Available:			
Stockholders' equity (4)	$321.3	$321.3	$442.9
Long term debt > 1 year (3)	0	189.3	199.3
Other holding company liabilities	25.8	25.8	36.7
Total cash capital available	$347.1	$536.4	$678.9
Cash Capital Required:			
Regulatory capital (1) (7)	$ 4.9	$ 74.1	$ 79.6
Working capital (8)	103.0	172.2	185.2
NYX unrestricted shares	56.7	56.7	85.8
Illiquid assets/long-term investments (5)	69.4	69.4	157.1
Subsidiary intercompany (2) (6)	1.5	43.7	5.0
Total Cash Capital Required	$235.5	$416.1	$512.7
Net Cash Capital (1)	$111.6	$120.3	$166.2

(1) Included in Net Cash Capital is short term receivables from leverage loan transactions due within a 21 day period.
(2) Intercompany transfers are demand notes and are not considered regulatory capital of subsidiaries.
(3) Reflects debt redemption in proforma column
(4) Proforma stockholders equity reflects lower stockholders equity for the interest expense, capitalized bond issuance costs impairment and call premium paid to redeem public debt.
(5) Proforma adjustments reflects the tax adjustment for deductible costs paid to redeem the public debt and the available for sale assets monetized as a result of the DMM business sale consummated on January 22, 2010.
(6) Proforma subsidiary intercompany transfers have been adjusted to reflect January 2010 repayments.
(7) Proforma regulatory capital has been adjusted to exclude the Net Liquid Asset requirement due to the sale of the DMM business on January 22, 2010.
(8) Proforma working capital has been adjusted to reflect the lower capital requirements of the DMM and Institutional Brokerage broker/dealers as affected by the sale of the DMM business.

"Cash Capital Available" is mainly comprised of stockholders' equity, long term debt, subordinated debt and other liabilities of our parent holding company which, in the aggregate, constitute the currency used to purchase our assets and provide our working capital. This amount will principally be affected as debt matures or is refinanced and as earnings are retained or paid as dividends. "Cash Capital Required" mainly consists of the assets used in our businesses. Regulatory capital is defined as capital required by the SEC and applicable exchanges to be maintained by broker-dealers. It is principally comprised of cash, net equities, other investments and net receivables from other broker-dealers. Working capital constitutes liquid assets provided to our subsidiaries in excess of the required regulatory capital. Illiquid assets and long term investments are mainly comprised of exchange memberships, intangible assets, such as goodwill, tradename, deposits, deferred taxes and non-marketable investments. "Net Cash Capital" is considered to be the excess of Cash Capital Available over Cash Capital Required, or "free cash," which we can utilize to fund our business needs.

During 2009, our holding company increased intercompany loans to the market making segment in order to reduce our inventory financing costs and made additional repurchases of our outstanding common stock. These expenditures represent the majority of the decrease in available cash at the holding company from December 31, 2008 to December 31, 2009. The intercompany market-making loans were fully repaid to our holding company on January 20, 2010.

Our management has always viewed its core assets to be its trading equity in brokerage accounts, which consist of net financial instruments, broker-dealer receivables/payables, and cash available at the holding company and subsidiaries. Effectively, these are the liquid assets used primarily to provide liquidity in the market making and institutional brokerage businesses, as well as to grow our company.

	($ millions)	
	12/31/2009	12/31/2008
Market Making	$242,809	$322,712
Institutional Brokerage	32,562	30,319
Net Trading Equity	275,371	353,031
Holding company cash	120,311	166,172
NYX position	55,239	85,839
Net liquid assets	$450,921	$605,042

We also monitor alternative funding measures in addition to our available net cash. The alternative funding measures are significant transactions and actions we could take in the short-term to generate cash to meet debt maturities or other business needs. More precisely, as of December 31, 2009, we have identified the following alternative funding measures to support future debt maturity requirements:

1. Collect intercompany loan balances;
2. Reduction of excess capital at LaBranche & Co. LLC to only required NLA (i.e., declare and pay a dividend to the holding company of excess NLA);
3. Our NYX shares, as previously discussed, can be either sold or held as qualifying regulatory capital;
4. Liquidation of available net invested capital at certain subsidiaries.

	Alternative Funding Measures
	($ millions)
Intercompany advance	$ 43.7
Excess regulatory capital at subsidiaries (1)	27.6
NYX shares (2)	56.7
Net cash capital	120.3
Other investments (4)	2.2
Total cash available from alternative funding measures	$250.5

(1) Subject to regulatory approval prior to distribution to the holding company.
(2) Based on NYX price of $28.89 per share on December 31, 2009.
(3) After tax proceeds of hedge fund investments

Following our repurchases of senior and subordinated debt over the past three years, as of December 31, 2009 we maintained our ability to repurchase in whole or in part the remaining senior notes at any time up to the maturity date, in May 2012, without materially impacting the current operations at any of our trading subsidiaries.

On February 15, 2010 (the "Redemption Date"), we fully redeemed and cancelled all of our remaining outstanding public indebtedness pursuant to the optional redemption provisions of the indenture governing our public debt. On the Redemption Date, all of our remaining note holders were paid 102.75% of the principal amount of their notes, plus accrued and unpaid interest thereon up to the Redemption Date. Therefore, as of

February 15, 2010, we have no remaining outstanding public debt, resulting in a reduction of our interest expense by approximately $21 million per year. On January 22, 2010, we satisfied and discharged the indenture governing our outstanding public debt by irrevocably depositing with U.S. Bank National Association (the Trustee for the indebtedness) cash in an amount sufficient to pay the full amount of the redemption price for the Senior Notes on the Redemption Date, together with irrevocable instructions from us directing U.S. Bank to apply such funds to the payment of the Senior Notes on the Redemption Date. Thus, as of January 22, 2010, we were no longer obligated or restricted under the indenture governing our public debt

Our "Other liabilities" of $12.9 million reflected on the accompanying 2009 condensed consolidated statement of financial condition are principally comprised of uncertain tax positions pursuant to ASC 740 (FIN 48). Such contingencies are considered long term, as there is no present obligation to pay such liabilities in the foreseeable future.

On January 29, 2010, we commenced a cash tender offer to purchase up to 15 million shares of our outstanding common stock at a price of $4.60 per share. The tender offer expired on March 1, 2010 at 5:00 p.m., New York City time. In accordance with the terms and conditions of the tender offer, we purchased 8,539,667 shares of our common stock at a price of $4.60 per share, for a total cost of approximately $39.3 million (excluding fees and expenses relating to the tender offer). Thus, the number of shares we purchased in the tender offer represented approximately 16.6% of our outstanding common stock, since we had 51,487,523 shares outstanding prior to the commencement of the tender offer (following all prior purchases made by us under the prior repurchase program). As a result of the consummation of the tender offer, approximately 42.6 million shares of our common stock remained outstanding. Following completion of the tender offer, we have approximately $60.7 million in board-authorized repurchases remaining under our repurchase program. Repurchases may be made in open market transactions, privately negotiated transactions, in a tender offer, Dutch auction or otherwise, in compliance with applicable state and federal securities laws. The timing and amounts of any purchases will be based on market conditions and other factors, including price and regulatory requirements.

Regulated Subsidiaries

As a market-maker, we are required to maintain certain levels of capital and liquid assets as promulgated by various regulatory agencies which regulate our business. As part of our overall risk management procedures (for further discussion, refer to Part I, Item 3. "Quantitative and Qualitative Disclosures about Market Risk"), we attempt to balance our responsibility as a market-maker and broker-dealer with our overall capital resources. These requirements restrict our ability to make use of cash and other liquid assets for corporate actions, such as repaying our debt, repurchasing stock or making acquisitions.

Following the sale of our DMM operations on January 22, 2010, as a broker-dealer, LaBranche & Co. LLC is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^1/_{15}$ of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150.0% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30.0% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is deemed detrimental to the financial integrity of the broker-dealer. As of December 31, 2009 and December 31, 2008, while LaBranche & Co. LLC was still a DMM firm and specialist firm, respectively, LaBranche & Co. LLC's net capital, as defined under SEC Rule 15c3-1, was $91.9 million and $119.4 million, respectively, which exceeded the minimum requirements by $90.9 million and $118.6 million, respectively. LaBranche & Co. LLC's aggregate indebtedness to net capital ratio on those dates was 0.02 to 1 and 0.10 to 1, respectively.

The NYSE generally requires its market-maker firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own NLA, their position requirement. As of December 31, 2009, LaBranche & Co. LLC's NYSE minimum required dollar amount of NLA, as defined, was $70.2 million, and its actual NLA, as defined, was $85.3 million. As of December 31, 2008, LaBranche & Co. LLC's minimum required dollar amount of NLA, as defined, was $73.7 million and its actual NLA, as defined, was $112.7 million. LaBranche & Co. LLC thus satisfied its NLA requirement as of each of those dates. Subsequent to the sale of our DMM business on January 22, 2010, we will no longer have an NLA requirement going forward.

As a registered broker-dealer and member firm of the NYSE, LFS is also subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.0 million or 2.0% of aggregate debit items, as defined. As of December 31, 2009 and December 31, 2008, LFS' net capital, as defined, was $26.1 million and $29.8 million, respectively, which exceeded minimum requirements by $25.1 million and $28.8 million, respectively. In February 2008, we contributed an additional $20.0 million in capital to LFS in order to enable LFS to conduct increased trading activities in connection with its institutional execution business. A portion of the net capital requirement at December 31, 2008 at LFS was met with the value of the NYX shares held by that broker-dealer. In January 2010, LFS distributed $15 million to LaBranche & Co Inc. in the form of a dividend.

LFS is also subject to SEC Rule 15c3-3 because it maintains a soft dollar program that may result in credit balances to such clients. To comply with its December 31, 2009 requirement, cash and U.S. Treasury Bills in the amount of $1.7 million were segregated in a special reserve account for the exclusive benefit of customers, thus exceeding actual requirements by $0.5 million. As of January 5, 2009, to comply with its December 31, 2008 requirement, cash and U.S. Treasury Bills in the amount of $1.9 million were segregated in a special reserve account for the exclusive benefit of customers, exceeding actual requirements by $0.5 million.

As a registered broker-dealer and NYSE Amex member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE/Amex (through FINRA). LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^{1}/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2009 and December 31, 2008, LSP's net capital, as defined, was $85.7 million and $135.7 million, respectively, which exceeded minimum requirements by $82.8 million and $130.8 million, respectively. LSP's aggregate indebtedness to net capital ratio on those dates was 0.51 to 1 and .54 to 1, respectively.

As a registered broker-dealer and FINRA member firm, LSPD is subject to SEC Rule 15c3-1, as adopted and administered by the SEC, the NYSE/Amex and FINRA. LSPD is required to maintain minimum net capital, as defined, equivalent to the greater of $5,000 or $^{1}/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2009 and December 31, 2008, LSPD's net capital, as defined, was $2.4 million and $2.7 million, respectively, which exceeded its minimum requirement by $2.4 million and $2.7 million, respectively. LSPD's aggregate indebtedness to net capital ratio on both dates was .01 to 1.

As a registered broker dealer in the United Kingdom, LSPE is subject to the capital adequacy and capital resources as managed and monitored in accordance with the regulatory capital requirements of the Financial Services Authority ("FSA"). In calculating regulatory capital, our capital consists wholly of Tier 1 capital. Tier 1 capital is the core measure of a Company's financial strength from a regulator's point of view. It consists of the type of financial capital considered the most reliable and liquid, primarily Shareholder's Equity. As of December 31, 2009 Tier 1 capital, as defined, was $49.6 million which exceeded the total variable capital requirement by $3.2 million. At December 31, 2008 Tier 1 capital, as defined, was $25.5 million which exceeded the total variable capital requirement by $19.0 million.

As a registered corporation under the Hong Kong Securities and Futures Ordinance, LSPH is subject to the capital requirements of the Hong Kong Securities and Futures (Financial Resources) Rules ("FRR"). The minimum paid-up share capital requirement is HKD 5,000,000 ($0.6 million at December 31, 2009 and December 31, 2008) and the minimum liquid capital requirement is the higher of HKD 3,000,000 ($0.4 million at December 31, 2009 and December 31, 2008) and the variable required liquid capital as defined in the FRR. We monitor our compliance with the requirements of the FRR on a daily basis. As of December 31, 2009, LSPH's liquid capital, as defined was $0.4 million, which exceeded its minimum requirements by $0.1 million. As of December 31, 2008, LSPH's had negative liquid capital, as defined of $0.1 which was in deficit of its minimum requirements by $0.5. In January and August 2009, LSPH received $1 million and $0.6 million, respectively, of share capital from its parent to increase our regulatory capital above the minimum requirement.

Failure by any of our broker-dealer subsidiaries to maintain its required net capital and NLA, where applicable, may subject it to suspension or revocation of its SEC registration or its suspension or expulsion by the NYSE, the NYSE/Amex and/or any other exchange of which it is a member firm.

As evidenced by the foregoing requirements, our broker-dealer subsidiaries require a substantial amount of capital. In particular, even as amended, LaBranche & Co. LLC's NLA requirement limits our ability to utilize a substantial portion of our liquid assets for other corporate purposes.

Credit Ratings

Our outstanding senior notes were originally sold in private sales to institutional investors on May 18, 2004, and substantially all these senior notes were subsequently exchanged for substantially identical senior notes registered under the Securities Act of 1933, as amended, pursuant to the terms of our May 2004 debt refinancing.

In September 2007, Moody's Investor Services changed its credit rating of our outstanding senior notes from B1 to B2, which continues to be our rating at December 31, 2009, but continued a stable outlook due to our high quality balance sheet and improved liquidity.

On January 14, 2010, Moody's evaluated us following the debt redemption announcement and continued the outstanding senior note rating at B2, but changed the outlook from stable to positive based upon the increasing quality of our balance sheet and improved liquidity due to the 2012 Note redemption, sale of the DMM business and decreased working capital requirements going forward.

In August 2008, we determined that only one rating agency was necessary to provide a rating for the outstanding senior notes. As such, we terminated our relationship for credit rating services from Standard & Poor's Investor Services. We still engage the credit rating services from Moody's but this ongoing relationship will be evaluated after we redeem the 2010 Notes.

Cash Flows

Our cash flows are related primarily to our market-making trading activities, changes in regulatory working capital and our financing activities related to the expansion of our business.

Year Ended December 31, 2009—Our cash and cash equivalents decreased $117.4 million to $186.7 million at the end of 2009. The decrease was primarily attributable aggregate cash used in operations of $83.4 million, which is comprised of a loss from continuing operations of $38.8 million, a loss from discontinued operations of $59.0 million and a decrease in continuing operations working capital of $69.3 million, offset by cash provided from discontinued operations of $83.7 million. The decrease of cash also includes cash used for investing activities of $2.5 million for capital asset additions and cash used for financing activities of $9.1 million for repayment of debt and $25.2 million for the purchase of treasury stock, offset by a $2.8 million net increase for the effect of exchange rate changes.

Year Ended December 31, 2008—Our cash and cash equivalents decreased $200.5 million to $304.2 million at the end of 2008. The decrease was primarily the result of the aggregate net effects of $269.2 million repayments of debt, $16.4 million for the purchase of treasury stock, $2.5 million for capital asset additions and $9.6 million for the effect of exchange rate changes offset by a $97.2 million net increase from operating activities comprised of cash flow of $81.1 million from operating income and a $16.1 million decrease in working capital.

Year Ended December 31, 2007—Our cash and cash equivalents decreased $52.7 million to $504.7 million at the end of 2007. The decrease was primarily the result of the combined effects of $2.1 million of positive cash flow from earnings, a $60.3 million net increase in working capital applied to broker-dealer receivables and payables and investments, a $35.0 million decrease in securities purchased under an agreement to resell offset by an aggregate $2.8 million decrease of net other liabilities over other assets, $2.3 million of proceeds from the sale of a business unit, a $3.5 million expenditure for capital assets and a $25.3 million repayment of a debt.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Due to regulatory requirements that prescribe communication barriers between our broker-dealer subsidiaries, we employ different compliance risk management procedures at each such subsidiary. These risk processes are set forth below:

Our Cash Equities DMM Risk Management Process (through January 22, 2010)

Because our cash equities activities on the NYSE, prior to the sale of our DMM operations to Barclays on January 22, 2010, exposed our capital to significant risks, managing these risks was a constant priority for us. Our central role in the HYBRID market helped us to manage risks by incorporating up-to-date market information in the management of our inventory, subject to our DMM obligations. We had developed a risk management process at our LaBranche & Co. LLC subsidiary that was designed to balance our ability to profit from our DMM activities with our exposure to potential losses and compliance risk. This risk management process included participation by our corporate compliance committee, executive operating committee, floor management committee, post managers, floor captains, DMMs and chief risk officer. These parties' roles are as follows:

Corporate Compliance Committee. LaBranche & Co. LLC's corporate compliance committee consisted of representatives from executive and senior management, compliance personnel, including our on-floor compliance officer, our general counsel, our chief regulatory officer and several additional senior floor DMMs, known as post managers. The role of the corporate compliance committee was to monitor and report to senior management on the statutory and regulatory compliance efforts of our DMM business. The corporate compliance committee also advised the compliance department in establishing, reviewing and revising our policies and procedures governing LaBranche & Co. LLC's regulatory compliance structure.

Executive Operating Committee. Our executive operating committee was composed of two executive officers. This committee was responsible for approving all risk management procedures and trading guidelines for our DMM stocks, after receiving recommendations from our floor management committee. In addition, our executive operating committee reviewed all unusual situations reported to it by our floor management committee.

Floor Management Committee. Our NYSE floor management committee, at the time of the sale of the DMM business, was composed of three post managers on the NYSE-floor. This committee was responsible for formulating and overseeing our overall risk management procedures and trading guidelines with the executive operating committee for each of our DMM stocks. The post managers generally met with their floor captains and the Executive Operating Committee on a weekly basis to review and, if necessary, revise the risk management procedures and trading guidelines for particular DMM stocks. We also employed a "wheel manager" who ensures that the floor is adequately staffed at all times. In addition, the post managers, the wheel manager and floor captains were always available on the trading floor to review and assist with any unusual trading situations reported by a floor captain, and to assist and or provide necessary staff to assist on break-out or intense trading situations. Our floor management committee reported to our executive operating committee about each of these trading situations as they occurred. Our floor management committee also trained other DMM and trading assistants on a regular basis on new rules and/or interpretations from the NYSE with respect to our DMM obligations and guidelines, with the assistance of our compliance department. The post managers generally met with the DMMs on their post at least once a week to evaluate each DMM's adherence to our risk management procedures and trading guidelines, as well as to review compliance reports generated by the compliance department in monitoring and reviewing DMM trading activities.

Floor Captains. Prior to the sale of our DMM business, we employed three floor captains who monitor the activities of our cash equities DMMs throughout the trading day from various positions at our trading posts. In addition, the floor captains were readily available to assist our DMMs in determining when to deviate from procedures and guidelines in reacting to any unusual situations or market conditions. The floor captains reported these unusual situations and any deviations from these procedures and guidelines to their respective post managers.

DMMs. Prior to the sale of our DMM business, our DMMs conducted electronic and, at times, manual trading of our DMM stocks based upon the conditions of the marketplace. In doing so, DMMs observed our risk management procedures and trading guidelines in tandem with their responsibility to create and maintain a fair and orderly market. DMMs promptly notified a floor captain or post manager of any unusual situations or market conditions requiring a deviation from our procedures and guidelines

On-Floor Compliance Officer. We had an on-floor compliance officer that monitored the DMMs' compliance with NYSE rules throughout the day on an ad hoc basis. The on-floor compliance officer reported his findings on general on-floor compliance initiatives on a daily basis to our equity DMM unit's Chief Compliance Officer and Chief Executive Officer and provided summary updates of these efforts to the Corporate Compliance Committee on a monthly basis. In addition, we had at least one trading assistant at each post on the NYSE floor who was compliance-registered and was able to review trading activities to monitor compliance with rules. Many of our compliance and risk management activities flowed from the efforts of our on-floor compliance initiative.

Electronic Exception Reports. Prior to the sale of our DMM business, we had implemented a comprehensive system of electronic rule exception reports at our LaBranche & Co. LLC subsidiary to monitor our compliance with NYSE and SEC rules. These reports were generated on a daily basis, from one to three days after each trading day, and were the result of significant development efforts from our technology group, with advice of our compliance and legal staff. Our compliance staff reviewed these exception reports daily, and in the event an exception was detected, the exception was researched in detail by our on-floor compliance officer or another compliance officer to determine if a compliance issue was found. If a compliance issue was detected, we made an effort to correct the problem and conduct training of our DMMs and/or distribute compliance bulletins to ensure our DMMs understood the rule and processes going forward. Certain detected issues were discussed at monthly compliance committee meetings.

Circuit Breaker Rules. The NYSE had instituted certain circuit breaker rules intended to halt trading in all NYSE listed stocks in the event of a severe market decline. The circuit breaker rules imposed temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Current circuit breaker levels were set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points. These rules provided investors extra time to respond to severe market declines and provided us an additional opportunity to assure compliance with our risk management procedures.

Equity Market Financial Risk

We had developed a risk management process, which was intended to balance our ability to profit from our equity DMM activities with our exposure to potential losses. We had invested substantial capital, along with the

NYSE, in real-time, on-line systems which gave our management, including our chief risk officer, access to specific trading information during the trading day, including our aggregate long and short positions and our capital and profit-and-loss information on an aggregate or per issue basis. Subject to the DMM's obligation to maintain a fair and orderly market and to applicable regulatory requirements, we constantly sought to manage our trading positions relative to existing market conditions.

Prior to the sale of our DMM business, our equity DMM trading activities were subject to a number of risks, including risks of price fluctuations, rapid changes in the liquidity of markets and foreign exchange risk related to American Depositary Receipts ("ADRs"). In any period, we may have incurred trading losses or gains in our DMM stocks for a variety of reasons, including price fluctuations of our DMM stocks and fulfillment of our DMM obligations. Quantification of such losses or gains were not meaningful as standard market studies do not capture our DMM obligations. From time to time, we may have had large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities are were marked-to-market on a daily basis, any significant price movement in these securities could result in an immediate reduction of our revenues and operating profits.

Our Options, Futures and ETFs Market-Making Risk Management Process

As a market-maker in options, ETFs and futures through our LSH Group of entities, we also trade as principal. In our market-making function, we bring immediacy and liquidity to the markets when we participate. Our market-making activities expose us to certain risks, including, but not limited to, price fluctuations and volatility.

In connection with our market-making activities, we are engaged in various securities trading and lending activities and assume positions in stocks, rights, options, ETFs, U.S. Government securities, corporate securities, futures and foreign currencies for which we are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. We are also exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE, the NYSE/Amex and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, we may be required to purchase or sell financial instruments at a loss.

We enter into various transactions involving derivatives and off balance sheet financial instruments. These financial instruments include forwards and foreign exchange contracts, exchange traded and over-the-counter options, and swaps. Derivative transactions are entered into for trading purposes. Our derivatives trading activities exposes us to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, foreign currency movements and changes in the liquidity of markets.

Our traders purchase and sell futures, options, the stocks underlying certain ETF and options positions, U.S. Government securities and foreign currencies in an attempt to hedge market and foreign currency risk. Certain members of management, including our chief risk officer, who oversee our options, futures and ETFs market-making activities are responsible for monitoring these risks. These managers utilize proprietary and third-party software applications, as well as information received directly from the traders, to monitor market-making positions on a real-time basis. By monitoring actual and theoretical profit and loss, volatility and other standard risk measures, these individuals seek to insure that our traders operate within the parameters set by management. Furthermore, our aggregate risk in connection with our options, futures and ETFs trading is under constant evaluation by certain members of management and our traders, and all significant trading strategies and positions are closely monitored. When an unusual or large position is observed by the chief risk officer, he communicates the issue to senior management, who communicate with the trader to understand the strategy and risk management behind the trade and, if necessary, determine avenues to mitigate our risk exposure. Our options, futures and ETFs trading is executed on national and foreign exchanges. These trades clear through the Options Clearing Corporation, the National Securities Clearing Corporation or the applicable exchange clearing organization, which reduces potential credit risk.

The following chart illustrates how specified movements in the underlying securities prices of the options, futures and ETFs in our market-making portfolios would have impacted profits and losses:

(000's omitted)	Profit or (Loss) if the underlying securities move:				
	-15.0%	-5.0%	0%	+5.0%	+15.0%
Portfolio as of:					
March 31, 2009	$ 4,152	$ 1,114	$0	$1,157	$ 3,724
June 30, 2009	$(38,822)	$(8,928)	$0	$2,643	$ 1,497
September 30, 2009	$ (9,043)	$(2,046)	$0	$ 413	$(15,120)
December 31, 2009	$(12,721)	$(1,861)	$0	$ (574)	$(11,567)

The modeling of the risk characteristics of our trading positions involves a number of assumptions and approximations. While management believes that these assumptions and approximations are reasonable, there is no standard methodology for estimating this risk, and different methodologies would produce materially different estimates. The zero percent change column represents the profit or loss our options, futures and ETFs market-making operations would experience on a daily basis if the relevant market remained unchanged.

Foreign Currency Risk & Interest Rate Risk

In connection with the trading of U.S.-registered shares of foreign issuers in connection with our cash equities market-making operations, we are exposed to varying degrees of foreign currency risk. The pricing of these securities is based on the value of the ordinary securities as denominated in their local currencies. Thus, a change in a foreign currency exchange rate relative to the U.S. dollar will result in a change in the value of U.S.-registered shares in which we are a market-maker.

Our ETF market-makers trade international ETFs that are denominated and settled in U.S. dollars, but the pricing of these ETFs is also affected by changes in the relevant foreign currency rates. We, therefore, hold various foreign currencies in order to lessen the risks posed by changing foreign currency exchange rates. In addition, LSP trades derivatives denominated in foreign currencies, which creates exposure to foreign currency risk.

The following chart illustrates how the specified movements in foreign currencies relative to the U.S. dollar to which our market-making activities are exposed would have impacted our profits and losses:

(000's omitted)	Profit or (Loss) if the foreign currencies relative to the U.S. dollar move:			
	-15.0%	-5.0%	+5.0%	+15.0%
Portfolio as of:				
March 31, 2009	$1,032	$ 344	$ (344)	$(1,032)
June 30, 2009	$4,262	$1,421	$(1,421)	$(4,262)
September 30, 2009	$ (869)	$ (290)	$ 290	$ 869
December 31, 2009	$1,328	$ 443	$ (443)	$(1,328)

The information in the above table is based on certain assumptions and it does not fully represent the profit and loss exposure to changes in foreign currency exchange rates, security prices, volatility, interest rates and other related factors.

As market makers in options, ETFs and futures, we generally maintain large market maker positions. Historically, we have been operating in a low and moderate interest rate market. As such, we may be sensitive to interest rate increases or decreases and/or widening credit spreads may create a less favorable operating environment for this line of business.

Concentration Risk

We are subject to concentration risk by holding large positions or committing to hold large positions in certain types of securities. As of December 31, 2009, our largest unhedged proprietary position is our NYX shares. This concentration does not arise in the normal course of business. In the fourth quarter of 2009 and the first quarter of 2010, we sold approximately 2,000,000 of our 3.1 million previously-owned NYX shares, leaving us with a position of approximately 1.1 million NYX shares.

Institutional Brokerage Risk

Our Institutional Brokerage segment, through the normal course of business, enters into various securities transactions acting in an agency or principal basis. The execution of these transactions can result in unrecorded market risk and concentration of credit risk. Our Institutional Brokerage activities involve execution and financing of various customer securities transactions on a cash or margin basis. These activities may expose us to risk in the event the customer or other broker is unable to fulfill its contractual obligations and we have to purchase or sell securities at a loss. For margin transactions, we may be exposed to significant market risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

Institutional Brokerage Risk Management Process

Our institutional brokerage activities require that we execute transactions in accordance with customer instructions and accurately record and process the resulting transactions. Any failure, delay or error in executing, recording and processing transactions, whether due to human error or failure of our information or communication systems, could cause substantial losses for brokers, customers and/or us and could subject us to claims for losses. We also execute orders as principal in our role as market maker and, at times, to facilitate customer transactions. To monitor the risk in these positions, we use an internally developed desk-top system that is constantly running on the desktop screens of our institutional brokerage firm's senior management, chief compliance officer and trading systems manager. Upon escalation to other members of senior management, research and diligence is performed as to the positions and risk and determinations are made as to how to limit the exposure. Once a position is established, our traders may attempt to manage the risk associated with the position by use of ETF strategies, futures on the S&P 500, or with an industry/sector comparable security or other method approved by senior management. Despite these risk management efforts, these facilitation positions may result in trading losses that could adversely affect our commission revenues.

Our customer margin transactions are cleared through a major Wall Street firm. These customer margin transactions are financed by the clearing firm based on our instructions. We are liable to the clearing firm for any losses incurred by the clearing firm in connection with our customers' margin transactions.

Our clearing activities, through our outsourced clearing firm, may expose us to off-balance sheet risk in the event customers or brokers are unable to fulfill their contractual obligations and it was necessary to purchase or sell securities at a loss. For margin transactions, we may have been exposed to off-balance sheet risk in the event margin requirements were not sufficient to fully cover losses that customers may have incurred in their accounts.

The amount of risk related to our execution and clearance activities are linked to the size of the transaction, market volatility and the creditworthiness of customers and brokers. Our largest transactions involved those for institutional customers.

We systematically monitor our open transaction risk in connection with our institutional brokerage activities, starting when the transaction occurs and continuing until the designated settlement date. Transactions that remain unsettled after settlement date are scrutinized and necessary action to reduce risk is taken. Credit risk that could result from contra brokers defaulting is minimized since much of the settlement risk for transactions with brokers is essentially transferred to the National Stock Clearing Corporation. The credit risk associated with institutional and direct access clearing customers is minimized since these customers have been qualified by the

Depository Trust Company ("DTC") or the DTC participants or have met the prime broker qualification standards at other brokerage firms. Before conducting business with a prospective customer, senior management that oversees our institutional brokerage operations, in conjunction with the related compliance department, reviews the prospective customer's experience in the securities industry, financial condition and personal background, including a background check with a risk reporting agency, although some of this responsibility now is undertaken by our outsourced clearing firm.

The following chart illustrates how specified movements in the underlying securities prices in our institutional brokerage portfolios would have impacted profits and losses:

(000's omitted)	Profit or (Loss) if the underlying securities move:				
	-15.0%	-5.0%	0%	+5.0%	+15.0%
Portfolio as of:					
March 31, 2009	$(204)	$ (68)	$0	$ 68	$204
June 30, 2009	$(331)	$(110)	$0	$110	$331
September 30, 2009	$(561)	$(187)	$0	$187	$561
December 31, 2009	$(332)	$(111)	$0	$111	$332

Operational and Technology Risk

Operational risk relates to the risk of loss from external events, and from failures in internal processes or information systems. In each of our business segments, we rely heavily on our information systems in managing our risk. Accordingly, working in conjunction with the NYSE and other exchanges, we have made significant investments in our trade processing and execution systems. Our use of, and dependence on, technology has allowed us to sustain our growth over the past several years. Management members and floor captains at our NYSE cash equities market making operations constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends should they occur. The substantial capital we had invested, along with the NYSE, in real-time, on-line systems affords management instant access to specific trading information at any time during the trading day, including:

- our aggregate long and short positions;
- the various positions of each of our trading professionals;
- our overall position in a particular stock; and
- capital and profit-and-loss information on an aggregate, per market maker or per issue basis.

Our information systems sent and received data from the NYSE through dedicated data feeds. The NYSE supplied us with DMM position reporting system terminals both on the trading floor and in our offices. These terminals allowed us to monitor our NYSE DMM trading profits and losses, as well as our positions. Our options, futures and ETFs DMM and market-making operations utilized proprietary and third-party software applications to monitor our positions and profits and losses on a real-time basis.

We internally develop and use significant proprietary trading technologies in our market-making segment in order to enhance our principal trading capabilities and manage risk in the increasingly evolving electronic marketplace. Our trading technologies are developed and maintained by our information technology personnel and their development process is subject to policies and procedures designed to mitigate the risk of technology design flaws and programming errors. These policies and procedures include, but are not limited to, policies concerning the techniques and manner by which new or enhanced trading technologies are implemented, segregation of duties among the developers, the quality assurance personnel and the individual who enters new trading technologies into production and, when possible, independent review of these technologies and procedures. Although these, and other, policies and procedures are designed to mitigate the risk of design, coding or other flaws or errors in our current and future trading technologies, we cannot assure you that these policies and procedures will successfully be followed or will timely and effectively detect such flaws or errors.

We have developed and implemented a business continuity plan, which includes a comprehensive disaster recovery plan. We have a back-up disaster recovery center in New York, outside of Manhattan, and Chicago as well as redundant trading facilities in London, England and Hong Kong.

Legal and Regulatory Risk

Substantial legal liability or a significant regulatory action against us could have a material adverse effect on our financial condition or cause significant harm to our reputation, which in turn could negatively affect our business prospects.

Our registered broker-dealer subsidiaries are subject to certain regulatory requirements intended to insure their general financial soundness and liquidity. These broker-dealers are subject to SEC Rules 15c3-1, 15c3-3 and other requirements adopted and administered by the SEC and the NYSE.

The USA PATRIOT Act of 2001 requires U.S. financial institutions, including banks, broker-dealers, futures commission merchants and investment companies, to implement policies, procedures and controls which are reasonably designed to detect and report instances of money laundering and the financing of terrorism. We actively monitor and update our anti-money laundering practices.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Financial Statements

The consolidated financial statements required by this item are submitted in a separate section beginning on page F-1 of this report and are incorporated herein by reference.

Supplementary Financial Information

Selected Quarterly Financial Data (unaudited)

The following represents our unaudited quarterly results for fiscal 2009 and fiscal 2008. These quarterly results were prepared in accordance with U.S. generally accepted accounting principles and reflect all adjustments that are, in the opinion of management, necessary for a fair statement of the results and which are of a normal recurring nature. Due to rounding of quarterly results, total amounts for each fiscal year may differ immaterially from the annual results reported in "—Financial Statements" under this item.

(000's omitted, except per share data)	**2009 Fiscal Quarter**			
	First	**Second**	**Third**	**Fourth**
Total revenues, net of interest expense	$(36,250)	$39,339	$ 7,653	$ 23,090
Total operating expenses	17,986	27,472	27,662	28,140
(Loss) income from continuing operations before provision for income taxes	(54,236)	11,867	(20,009)	(5,050)
(Benefit) for income taxes	(21,958)	3,934	(8,316)	(2,264)
Discontinued operations	2,531	5,380	2,793	(69,700)
Net (loss) income applicable to common stockholders	$(29,747)	$13,313	$ (8,900)	$(72,486)
(Loss) earnings per share:				
Basic	$ (0.51)	$ 0.24	$ (0.17)	$ (1.38)
Diluted	(0.51)	0.24	(0.17)	(1.38)

(000's omitted, except per share data)	2008 Fiscal Quarter			
	First	Second	Third	Fourth
Total revenues, net of interest expense	$(37,547)	$ (2,387)	$ 15,245	$ 52,042
Total operating expenses	37,743	35,583	41,535	65,895
(Loss) income before provision for income taxes	(75,290)	(37,970)	(26,290)	(13,853)
(Benefit) provision for income taxes	(32,738)	(14,755)	(10,249)	(6,244)
Discontinued operations	2,315	1,877	10,454	8,808
Net income (loss) applicable to common stockholders	$(40,237)	$(21,338)	$ (5,587)	$ 1,199
(Loss) earnings per share:				
Basic	$ (0.65)	$ (0.34)	$ (0.09)	$ 0.02
Diluted	(0.65)	(0.34)	(0.09)	0.02

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

There were no disagreements with our auditors on accounting and financial disclosure matters during the last two fiscal years.

Item 9A. CONTROLS AND PROCEDURES.

As of the end of the period covered by this report, an evaluation of the effectiveness of our disclosure controls and procedures was performed under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that these disclosure controls and procedures were effective as of the end of the period covered by this report. In addition, no change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting and the Report of Independent Registered Public Accounting Firm thereon are set forth in a separate section beginning on F-1 of this Annual Report on Form 10-K.

Item 9B. OTHER INFORMATION.

None.

PART III

Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE.

The information set forth under the captions "Directors and Executive Officers," "Section 16A Beneficial Reporting Compliance" and "Corporate Governance" in our 2010 Proxy Statement is incorporated herein by reference. Information relating to the availability of our Code of Conduct that applies to our senior financial officers is included on page 3 of this Annual Report on Form 10-K.

Item 11. EXECUTIVE COMPENSATION.

The information set forth under the caption "Executive and Director Compensation" in the 2010 Proxy Statement is incorporated herein by reference.

Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information set forth under the caption "Beneficial Ownership of Common Stock by Certain Stockholders and Management" in the 2010 Proxy Statement is incorporated herein by reference.

Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE.

The information set forth under the caption "Certain Relationships and Related Transactions" and "Corporate Governance" in the 2010 Proxy Statement is incorporated herein by reference.

Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information set forth under the caption "—Ratification of Appointment of Independent Registered Public Accounting Firm—Audit Fees" in the 2010 Proxy Statement is incorporated herein by reference.

PART IV

Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE.

(a) Documents filed as part of this report

(1) *Financial Statements*

— Management's Report on Internal Control over Financial Reporting

— Report of Independent Registered Public Accounting Firms

— Consolidated Financial Statements:

Consolidated Statements of Financial Condition

Consolidated Statements of Operations

Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Loss

Consolidated Statements of Cash Flows

— Notes to Consolidated Financial Statements

(2) *Financial Statement Schedule*

— Schedule 1. LaBranche & Co Inc. (Parent Company Only) Condensed Financial Information:

Condensed Statements of Financial Condition

Condensed Statements of Operations

Condensed Statements of Cash Flows

Notes to Condensed Financial Statements

Schedules not listed are omitted because of the absence of conditions under which they are required or because the required information is included in the consolidated financial statements or notes thereto.

(3) *Exhibits*:

The following exhibits are filed as part of this report or incorporated herein by reference.

2.1 Plan of Incorporation of LaBranche & Co. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

2.2 Exchange Agreement by and among LaBranche & Co Inc., LaB Investing Co., L.L.C. and the members of LaB Investing Co. L.L.C. listed on Schedule A thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

3.1 Amended and Restated Certificate of Incorporation of LaBranche & Co Inc. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

3.2 Amended and Restated Bylaws of LaBranche & Co Inc. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

4.1 Specimen Stock Certificate. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

4.2 Indenture, dated as of August 24, 1999, by and among LaBranche & Co Inc., as issuer, and Firstar Bank, N.A., as trustee, relating to the 9½% Senior Notes due 2004. (Incorporated by reference to our Registration Statement on Form S-4 (Registration No. 333-88119), as amended, effective November 3, 1999.)

4.3 Form of 9 ½% Senior Notes due 2004 of LaBranche & Co Inc. (included as Exhibit A to the Indenture filed as Exhibit 4.2). (Incorporated by reference to our Registration Statement on Form S-4 (Registration No. 333-88119), as amended, effective November 3, 1999.)

4.4 Registration Rights Agreement, dated as of August 24, 1999, by and among LaBranche & Co Inc., as issuer, and Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation, as initial purchasers. (Incorporated by reference to our Registration Statement on Form S-4 (Registration No. 333-88119), as amended, effective November 3, 1999.)

4.5 Indenture, dated as of March 2, 2000, by and among LaBranche & Co., as issuer, and Firstar Bank, N.A., as trustee, relating to the 12% Senior Subordinated Notes due 2007. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 30, 2000.)

4.6 Form of 12% Senior Subordinated Notes due 2007 of LaBranche & Co Inc. (included as Exhibit A to the Indenture filed as Exhibit 4.5).

4.7 Registration Rights Agreement, dated as of March 2, 2000, by and among LaBranche & Co Inc., as issuer, and Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney Inc. and ABN AMRO Incorporated, as initial purchasers. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 30, 2000.)

4.8 Supplemental Indenture, dated as of April 20, 2004 with respect to the Indenture dated August 24, 1999, between LaBranche & Co Inc., as issuer and U.S. Bank National Association, as trustee, relating to the 9 ½% Senior Notes due 2004. (Incorporated by reference to Exhibits 4.2 through 4.5 of our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, filed August 9, 2004.)

4.9 Supplemental Indenture, dated as of April 20, 2004 with respect to the Indenture dated March 2, 2000, between LaBranche & Co Inc., as issuer and U.S. Bank National Association, as trustee, relating to the 12% Senior Subordinated Notes due 2007. (Incorporated by reference to Exhibits 4.2 through 4.5 of our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, filed August 9, 2004.)

4.10 Indenture, dated as of May 18, 2004, by and among LaBranche & Co Inc., as issuer, and U.S. Bank National Association, as trustee, relating to the 9 ½% Senior Notes due 2009 and the 11% Senior Notes due 2012. (Incorporated by reference to Exhibits 4.2 through 4.5 of our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, filed August 9, 2004.)

4.11 Form of 9 ½% Senior Note due 2009 and 11% Senior Note due 2012 (included as Exhibit A to the Indenture filed as Exhibit 4.10). (Incorporated by reference to Exhibits 4.2 through 4.5 of our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, filed August 9, 2004.)

4.12 Registration Rights Agreement, dated as of May 4, 2004, by and among LaBranche & Co Inc., as issuer, and Credit Suisse First Boston, as initial purchaser. (Incorporated by reference to Exhibits 4.2 through 4.5 of our Quarterly Report on Form 10-Q for the three months ended June 30, 2004, filed August 9, 2004.)

10.1 LaBranche & Co Inc. Amended and Restated Annual Incentive Plan. (Incorporated by reference to Exhibit 10.4 of our Annual Report on Form 10-K for the year ended December 31, 2006, filed March 1, 2007.)

10.2 Form of Employment Letter between LaBranche & Co Inc. and its executive officers. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

10.3 Form of Agreement Relating to Noncompetition and Other Covenants. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

10.4 Form of Pledge Agreement. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)

10.5	Stockholders' Agreement by and among LaBranche & Co Inc. and the Stockholders listed on Schedule I thereto. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)
10.6	LaBranche & Co. Note Purchase Agreement, dated June 3, 1998, relating to the issuance of $15,000,000 aggregate principal amount of 7.69% Subordinated Notes. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)
10.7	Amendment to Note Purchase Agreements, dated as of August 23, 1999, relating to the issuance of $20,000,000 aggregate principal amount of 8.17% Subordinated Notes and $15,000,000 aggregate principal amount of 7.69% Subordinated Notes. (Incorporated by reference to our Registration Statement on Form S-4 (Registration No. 333-88119), as amended, effective November 3, 1999.)
10.8	Form of Subordinated Note. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)
10.9	Form of Indemnification Agreement. (Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.)
10.10	Agreement and Plan of Merger, dated as of January 18, 2001, by and between LaBranche & Co Inc. and ROBB PECK McCOOEY Financial Services, Inc. (Incorporated by reference to our Current Report on Form 8-K, filed on March 22, 2001.)
10.11	Amendment No. 1, dated as of February 15, 2001, to Agreement and Plan of Merger by and between LaBranche & Co Inc. and ROBB PECK McCOOEY Financial Services, Inc. (Incorporated by reference to our Current Report on Form 8-K, filed on March 22, 2001.)
10.12	Amended and Restated LaBranche & Co Inc. Equity Incentive Plan. (Incorporated by reference to Exhibit 4.1 of our Registration Statement on Form S-8 (Registration No. 333-102607), effective January 21, 2003.)
10.13	LaBranche & Co Inc. Amended and Restated Senior Executive Bonus Plan. (Incorporated by Reference to our Current Report on Form 8-K, filed on May 18, 2006.)
10.14	Purchase Agreement, dated May 4, 2004, by and among LaBranche & Co Inc., as issuer, and Credit Suisse First Boston, as initial purchaser, relating to the issuance of $200,000,000 9 ½% Senior Notes due 2009 and $260,000,000 11% Senior Notes due 2012. (Incorporated by reference to our Registration Statement on Form S-4 (Registration No. 333-118248), as amended, effective September 9, 2004.)
10.15	Form of Restricted Stock Unit Agreement. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 16, 2005.)
10.16	Agreement of Lease between Broad Financial Center LLC and LaBranche & Co Inc., dated May 26, 2006. (Incorporated by reference to our Annual Report on Form 10-K, filed on March 11, 2007.)
10.17	Form of Change in Control Agreement, dated September 18, 2007, between the Company and each of Jeffrey A. McCutcheon and Stephen H. Gray. (Incorporated by reference to our Quarterly Report on Form 10-Q, filed on November 8, 2007.)
10.18	Form of LaBranche & Co Inc. 2010 Equity Incentive Plan. (Incorporated by reference to Exhibit (d)(ii) of our Tender Offer Statement on Schedule TO, filed on January 29, 2010.)
12	Statement re computation of ratios of earnings to fixed charges.
21	List of Subsidiaries.
23.1	Consent of Rothstein, Kass & Company, P.C.
23.2	Consent of KPMG LLP.
24	Power of Attorney (included on signature page of this report)

31.1	Certification of George M.L. LaBranche, IV, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Jeffrey A. McCutcheon, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of George M.L. LaBranche, IV, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, regarding the information contained in LaBranche & Co Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009.
32.2	Certification of Jeffrey A. McCutcheon, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, regarding the information contained in LaBranche & Co Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 16, 2010

LaBRANCHE & CO INC.

By: /s/ GEORGE M.L. LABRANCHE, IV

George M.L. LaBranche, IV

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints George M.L. LaBranche, IV, Jeffrey A. McCutcheon and Alfred O. Hayward, Jr., and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with the Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GEORGE M.L. LABRANCHE, IV **George M.L. LaBranche, IV**	Chairman, Chief Executive Officer and President (Principal Executive Officer)	March 16, 2010
/s/ JEFFREY A. MCCUTCHEON **Jeffrey A. McCutcheon**	Senior Vice President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	March 16, 2010
/s/ KATHERINE ELIZABETH DIETZE **Katherine Elizabeth Dietze**	Director	March 16, 2010
/s/ DONALD E. KIERNAN **Donald E. Kiernan**	Director	March 16, 2010
/s/ STUART M. ROBBINS **Stuart M. Robbins**	Director	March 16, 2010
/s/ ALFRED O. HAYWARD, JR. **Alfred O. Hayward, Jr.**	Executive Vice President and Director; Chief Executive Officer of LaBranche & Co. LLC	March 16, 2010

Management's Report on Internal Control over Financial Reporting

Management of LaBranche & Co Inc., together with its consolidated subsidiaries (the "Company"), is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is a process designed under the supervision of the Company's principal executive and principal financial officers to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

As of the end of the Company's 2009 fiscal year, management conducted an assessment of the effectiveness of the Company's internal control over financial reporting based on the framework established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, management has determined that the Company's internal control over financial reporting as of December 31, 2009 is effective.

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and disposition of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles and that receipts and expenditures are being made only in accordance with authorizations of management; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on our consolidated financial statements.

The effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by Rothstein, Kass & Company, P.C., an independent registered public accounting firm, as stated in their report, appearing on pages F-2 and F-3 of this Annual Report on Form 10-K.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
LaBranche & Co Inc.

We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. and Subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of operations, changes in stockholders' equity and comprehensive loss and cash flows for each of the years in the two year period ended December 31, 2009. We have also audited the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our audits of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the years in the two year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Our audits were conducted for the purpose of expressing an opinion on the basic consolidated financial statements taken as a whole. The accompanying financial statement schedule is presented for purposes of additional analysis. The financial statement schedule has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic consolidated financial statements taken as a whole.

/s/ Rothstein, Kass and Company, P.C.

Roseland, New Jersey
March 16, 2010

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
LaBranche & Co Inc.:

We have audited the accompanying consolidated statements of operations, changes in stockholders' equity and comprehensive loss, and cash flows, for the year ended December 31, 2007 of LaBranche & Co Inc. In connection with our audit of the consolidated financial statements, we have also audited the financial statement schedule as of December 31, 2007. These consolidated financial statements and the related financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and the related financial statement schedule based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LaBranche & Co Inc. and subsidiaries for the year ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the financial statement schedule, when considered in relation to the basic consolidated financial statements take as a whole, presents fairly, in all material respects, the information set forth therein for the year ended December 31, 2007.

/s/ KPMG LLP

New York, New York
March 17, 2008

LaBRANCHE & CO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
(000's omitted, except share data)

	December 31, 2009	December 31, 2008 (1)
ASSETS		
Cash and cash equivalents	$ 186,737	$ 304,179
Cash and securities segregated under federal regulations	1,727	1,876
Receivable from brokers, dealers and clearing organizations	70,270	91,354
Receivable from customers	42,790	—
Financial instruments owned, at fair value	3,378,738	3,169,653
Exchange memberships owned, at adjusted cost (fair value of $5,529 and $3,910 respectively)	1,096	1,202
Office equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $8,777 and $12,783, respectively	11,680	16,522
Held for sale	32,748	115,544
Deferred tax assets	25,457	—
Income tax receivable	12,208	—
Other assets	16,712	31,285
Total assets	$3,780,163	$3,731,615
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payable to brokers, dealers and clearing organizations	$ 615,245	$ 105,037
Payable to customers	43,515	36
Financial instruments sold, but not yet purchased, at fair value	2,568,202	2,852,223
Accrued compensation	9,431	75,747
Accounts payable and other accrued expenses	17,526	29,179
Other liabilities	12,945	12,840
Income tax payable	1,968	5,834
Held for sale	749	3,197
Deferred tax liabilities	—	5,349
Short-term debt	189,323	—
Long-term debt	—	199,323
Total liabilities	3,458,904	3,288,765
Commitments and Contingencies		
Common stock, $.01 par value, 200,000,000 shares authorized; 62,397,795 shares issued, 51,470,826 shares outstanding at December 31, 2009 and 62,011,881 shares issued, 58,196,574 shares outstanding at December 31, 2008	624	620
Treasury stock, at cost, 10,926,969 and 3,815,307 shares at December 31, 2009 and December 31, 2008, respectively	(41,569)	(16,369)
Additional paid-in capital	700,738	702,475
Accumulated deficit	(334,591)	(236,771)
Accumulated other comprehensive loss	(3,943)	(7,105)
Total stockholders' equity	321,259	442,850
Total liabilities and stockholders' equity	$3,780,163	$3,731,615

(1) In accordance with ASC accounting standards, the assets and liabilities related to the sale of the DMM business have been reclassified as held for sale for all periods presented.

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS
(000's omitted, except per share data)

	For the Years Ended December 31,		
	2009	2008 (1)	2007 (1)
REVENUES:			
Net gain on principal transactions	$ 51,196	$ 240,546	$ 158,649
Commissions and other fees	29,957	26,035	23,013
Net loss on investments	(8,204)	(189,929)	(16,009)
Interest income	2,031	67,011	216,320
Other	3,998	2,741	3,212
Total revenues	78,978	146,404	385,185
Interest expense:			
Debt	21,838	31,521	49,743
Inventory financing	23,308	87,530	252,767
Total interest expense	45,146	119,051	302,510
Revenues, net of interest expense	33,832	27,353	82,675
EXPENSES:			
Employee compensation and related benefits	39,757	108,231	55,522
Exchange, clearing and brokerage fees	33,893	41,083	32,730
Lease of exchange memberships and trading license fees	138	177	420
Depreciation and amortization	3,999	3,624	3,802
Legal and professional fees	2,703	2,935	5,529
Communications	9,774	7,925	8,851
Occupancy	2,814	4,168	4,983
Restructuring costs	—	—	475
Early extinguishment of debt	(762)	5,395	—
Other	8,944	7,218	4,840
Total expenses	101,260	180,756	117,152
Loss from continuing operations before benefit for income taxes	(67,428)	(153,403)	(34,477)
Benefit for income taxes	(28,605)	(63,986)	(22,401)
Loss from continuing operations	(38,823)	(89,417)	(12,076)
Discontinued operations:			
(Loss) income from operations of discontinued unit	(68,532)	39,023	(487,248)
(Benefit) provision for income taxes	(9,535)	15,569	(148,850)
(Loss) income from discontinued operations	(58,997)	23,454	(338,398)
Net loss	$ (97,820)	$ (65,963)	$(350,474)
Weighted average common shares outstanding:			
Basic	54,935	61,418	61,426
Diluted	54,935	61,418	61,426
Basic and diluted, net (loss) income per common share:			
Continuing operations	$ (0.71)	$ (1.45)	$ (0.20)
Discontinued operations	$ (1.07)	$ 0.38	$ (5.51)
Total operations	$ (1.78)	$ (1.07)	$ (5.71)

(1) In accordance with ASC accounting standards the results of the DMM business have been reclassified as a discontinued operation for all periods presented.

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE LOSS
(000's omitted)

	Common Stock		Treasury Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total
	Shares	Amount					
BALANCES, January 1, 2007	60,734	$607	$ —	$694,434	$ 179,666	$ —	$ 874,707
Net loss	—	—	—	—	(350,474)	—	(350,474)
Other comprehensive loss:							
Cumulative translation adjustment, net of taxes	—	—	—	—	—	(989)	(989)
Comprehensive loss							(351,463)
Issuance of restricted stock, shares for option exercises and related compensation, including excess tax benefit of $99	757	8	—	4,665	—	—	4,673
BALANCES, December 31, 2007	61,491	$615	$ —	$699,099	$(170,808)	$ (989)	$ 527,917
Net loss	—	—	—	—	(65,963)	—	(65,963)
Other comprehensive loss:							
Cumulative translation adjustment, net of taxes	—	—	—	—	—	(6,116)	(6,116)
Comprehensive loss							(72,079)
Purchase of treasury stock	(3,815)	—	(16,369)	—	—	—	(16,369)
Issuance of restricted stock, shares for option exercises and related compensation	521	5	—	3,376	—	—	3,381
BALANCES, December 31, 2008	58,197	$620	$(16,369)	$702,475	$(236,771)	$(7,105)	$ 442,850
Net loss	—	—	—	—	(97,820)	—	(97,820)
Other comprehensive income:							
Cumulative translation adjustment, net of taxes	—	—	—	—	—	3,162	3,162
Comprehensive loss							(94,658)
Purchase of treasury stock	(7,112)	—	(25,200)	—	—	—	(25,200)
Issuance of restricted stock, shares for option exercises and related compensation	386	4	—	(1,737)	—	—	(1,733)
BALANCES, December 31, 2009	51,471	$624	$(41,569)	$700,738	$(334,591)	$(3,943)	$ 321,259

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(000's omitted)

	For the Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Loss from continuing operations	$ (38,824)	$ (89,417)	$ (18,748)
Discontinued operations, net of tax	(58,996)	23,454	(331,726)
Net loss	(97,820)	(65,963)	(350,474)
Adjustments to reconcile loss from continuing operations to net cash (used in) provided by operating activities:			
Depreciation and amortization	4,053	3,679	3,977
Amortization of debt issuance costs and bond discount	731	1,177	2,023
Early extinguishment of debt	(762)	5,395	—
Gain on sale of exchange membership	—	(331)	—
Share-based compensation expense	(1,278)	4,177	4,673
Deferred tax benefit	(31,516)	(64,005)	(162,657)
Other-than-temporary impairment of exchange memberships owned	106	—	—
Changes in operating assets and liabilities:			
Cash and securities segregated under federal regulations	149	(303)	5,840
Securities purchased under agreements to resell	—	—	35,000
Receivable from brokers, dealers and clearing organizations	21,099	252,375	(256,546)
Receivable from customers	(42,790)	—	2,859
Financial instruments owned, at fair value	(193,422)	1,071,082	(334,234)
Commissions and other fees receivable	—	23	3,578
Income tax receivable	(10,501)	11,006	(6,353)
Other assets	13,720	9,803	(12,619)
Payable to brokers, dealers and clearing organizations	500,187	278	(18,587)
Payable to customers	43,479	(57)	(4,723)
Financial instruments sold, not yet purchased, at fair value	(287,487)	(1,205,729)	521,581
Accrued compensation	(66,515)	59,018	4,702
Accounts payable and other accrued expenses	(11,694)	(7,801)	7,760
Other liabilities	106	(1,413)	(2,592)
Excess tax benefit from vesting of stock based compensation	—	—	(99)
Income taxes payable	(6,938)	5,834	—
Net cash (used in) provided by operating activities of continuing operations	(167,093)	78,245	(556,891)
Net cash provided by operating activities of discontinued operations	83,687	18,609	530,732
Net cash (used in) provided by operating activities	(83,406)	96,854	(26,159)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for purchases of office equipment and leasehold improvements	(2,539)	(2,549)	(3,560)
Payments for purchases of exchange memberships	—	—	(1)
Proceeds from sale of exchange membership	—	334	—
Net cash used in investing activities of continuing operations	(2,539)	(2,215)	(3,561)
Net cash provided by investing activities of discontinued operations	—	—	2,250
Net cash used in investing activities	(2,539)	(2,215)	(1,311)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Principal payments of short-term debt	—	(174,813)	—
Early extinguishment of long-term debt	(10,000)	(91,375)	(18,943)
Discount (premium) on early extinguishment of debt	900	(2,967)	—
Purchases of treasury stock	(25,200)	(16,369)	—
Excess tax benefit from vesting of stock based compensation	—	—	99
Net cash used in financing activities of continuing operations	(34,300)	(285,524)	(18,844)
Net cash used in financing activities of discontinued operations	—	—	(6,395)
Net cash used in financing activities	(34,300)	(285,524)	(25,239)
Effect of exchange rate changes on cash and cash equivalents	2,803	(9,590)	11
Decrease in cash and cash equivalents	(117,442)	(200,475)	(52,698)
CASH AND CASH EQUIVALENTS, beginning of year	304,179	504,654	557,352
CASH AND CASH EQUIVALENTS, end of year	$ 186,737	$ 304,179	$ 504,654
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR FOR:			
Interest	$ 45,085	$ 119,522	$ 306,600
Income taxes	$ 12,442	$ 4,601	$ 2,650

SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:

On October 1, 2008, the Company exchanged its AMEX membership with an adjusted basis of $0.1 million for 8,138 shares of NYSE Euronext common stock valued at $0.3 million. The Company recognized a $203,000 gain from the exchange of assets, which was a non-cash transaction.

See accompanying notes to consolidated financial statements.

LaBRANCHE & CO INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(000's omitted, except per share data)

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

The consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaBranche Structured Holdings, Inc., a Delaware corporation ("LSHI"), LaBranche & Co. LLC, a New York limited liability company, LaBranche Financial Services, LLC, a New York limited liability company ("LFS"), LABDR Services, Inc., a Delaware corporation ("LABDR"), and LaBranche & Co. B.V., a Netherlands private limited liability company ("BV"). The Holding Company is the sole member of LaBranche & Co. LLC ("LLC") and LFS, the 100% stockholder of LSHI and LABDR and the sole owner of BV. LSHI is a holding company that is the sole member of LaBranche Structured Products, LLC, a New York limited liability company ("LSP"), and LaBranche Structured Products Specialists LLC, a New York limited liability company ("LSPS"), the 100% owner of LaBranche Structured Products Europe Limited, a United Kingdom single member private company ("LSPE"), and LaBranche Structured Products Hong Kong Limited, a Hong Kong single member private company ("LSPH"), and the sole stockholder of LaBranche Structured Products Direct, Inc., a New York corporation ("LSPD" and collectively with the Holding Company, LaBranche & Co. LLC, LFS, LSHI, LABDR, BV, LSP, LSPS, LSPE, LSPD and LSPH, the "Company"). All material inter-company transactions have been eliminated in consolidation.

LSP is a registered broker-dealer and Financial Industry Regulatory Authority ("FINRA") member firm that operates as a market-maker in options, ETFs and futures on several exchanges. LFS is a registered broker-dealer and a member of the NYSE and other exchanges and primarily provides securities execution and brokerage services to institutional investors and professional traders, and is a market maker in over-the-counter, bulletin board and pink sheet securities. LaBranche & Co. LLC is a registered broker-dealer that, until January 22, 2010, operated primarily as a Designated Market Maker ("DMM") in equity securities and rights listed on the New York Stock Exchange ("NYSE"). On January 22, 2010, the Company sold its DMM business to Barclays Capital, Inc., a division of Barclays Bank Plc ("Barclays") (see subsequent event footnote). LSPE operates as a market-maker for ETFs traded on the London Stock Exchange and the Euroex and Euronext exchanges, and is registered as a broker-dealer with the United Kingdom's Financial Services Authority. LSPH is registered as a market-maker for ETFs in Hong Kong and is registered as a broker-dealer with Hong Kong's Securities and Futures Commission. LSPD is a registered broker-dealer and FINRA member firm that is primarily an institutional execution firm in equities and structured products. LABDR is an investment company with a minority ownership in a New Jersey aviation partnership. BV represented LaBranche & Co. LLC in European markets and provided client services to LaBranche & Co. LLC's European listed companies until June 30, 2007, when it ceased operations. LSPS has been inactive since October 31, 2007.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation—Sale of the DMM Business of LaBranche & Co LLC

On January 22, 2010, LaBranche & Co. LLC completed the sale of its designated market making business ("DMM") pursuant to an agreement dated January 13, 2010 and as amended January 22, 2010 by and among LaBranche & Co. LLC and Barclays.

In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 205-20, "Discontinued Operations", the assets and liabilities of the DMM business of LaBranche & Co. LLC have been reclassified as held for sale in the consolidated statements of financial condition and its results have been reclassified as discontinued operations in the consolidated statements of operations and the consolidated statements of cash flows.

Cash and Cash Equivalents

Cash and cash equivalents include all demand deposits held in banks, highly liquid investments with original maturities of 90 days or less and currency positions that are being held in the prime brokerage account at the Company's clearing broker for its market-making operations. Certain portions of these balances are used to meet regulatory requirements (see Note 8).

Securities Transactions

Principal securities transactions and the related gains and losses are recorded on a trade date basis. Customer securities transactions are recorded on a settlement date basis and the related revenues and expenses are recorded on a trade date basis. Receivables from, and payables to customers represent amounts due from or to customers of the Company in connection with cash and margin securities transactions. Corporate equities, options, ETFs, futures and other securities owned, and securities sold, but not yet purchased, are reflected at fair value and unrealized gains and losses are presented as a component of "Net gain on principal transactions." U.S. Government obligations, which are reported under "Financial instruments owned, at fair value" are reflected at fair value. Interest income related to U.S. Government obligations is included in "Revenues—Other Interest." Dividend income and expense as well as gains and losses from the trading of foreign currencies, are also presented as a component of "Net gain on principal transactions." Dividend income and expense are recognized on the record date, which does not differ materially from the ex-date. The fair value for equity securities, ETFs and futures contracts is based on the closing price posted on the primary exchange on which they are traded. The fair value of exchange-traded options is based on the national best bid/offer as determined by the Company's options clearing agents.

Investments in non-marketable securities that are included as part of "Financial instruments owned, at fair value" on the consolidated statements of financial condition consist of investments in limited liability company interests and limited partnership interests of trading entities. Investments in non-marketable securities that are included in Other Assets on the consolidated statements of financial condition consist of investments in Limited liability companies that are service providers. These investments do not have readily available price quotations. Non-marketable securities in other assets are accounted for under the equity method, for those investments in which the Company's voting interest is 20% to 50%, or at fair value. In determining fair value, management of the Company considers third-party transactions evidencing a change in value, the financial performance of the investee, or any specific rights associated with the investment such as conversion features. Changes in fair value are recognized if the expected realizable value of the investment differs from its carrying value. Equity method investments are also assessed for other-than-temporary impairment as considered necessary.

Included in "Financial instruments owned, at fair value" is our ownership of 2,183,372 and 3,135,041 NYSE Group, Inc. "NYX" shares at December 31, 2009 and 2008, respectively. The Company has accounted for its investment in NYX stock at fair value of such restricted shares pursuant to ASC 820 (See Note 11).

Collateralized Financing Transactions

Securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount plus accrued interest. It is the policy of the Company to obtain possession of cash or other collateral with a fair value equal to or in excess of the fair value of the securities loaned. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral when necessary.

Exchange Memberships

In accordance with the ASC 940-340 , exchange memberships owned by the Company are originally carried at cost or, if an other-than-temporary impairment in value has occurred, at adjusted cost. In determining whether an other-than-temporary decline in value has occurred, the Company uses ASC 320, ASC 958 and Section M of

Topic 5 of the SEC Staff Accounting Bulletin series ("SAB No. 59") as analogous guidance (see Note 5). During 2009, the Company recognized a charge of approximately $106,000 to reflect management's determination of an other-than-temporary impairment of the carrying value of the Company's New York Board of Trade memberships, based on management's estimate of their fair value. As part of its assessment of the other-than-temporary impairment of these assets, management of the Company considered and evaluated various financial and economic factors including recent sales of similar memberships.

Income Taxes

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (Statement of Financial Accounting Standard ("SFAS") No. 109), "Accounting for Income Taxes" and ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes—an interpretation of ASC 740 (FASB Statement No. 109" ("FIN 48")). ASC 740 (SFAS No. 109) requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income in the period that includes the enactment date. Valuation allowances are established to reduce deferred tax assets to the amount that more likely than not will be realized. Uncertain tax positions are included under "Other liabilities" on the consolidated statements of financial condition.

ASC 740 (FIN No. 48) clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with ASC 740 (SFAS No. 109). ASC 740 (FIN No. 48) prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740 (FIN No. 48) also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. We adopted ASC 740 (FIN No. 48) effective January 1, 2007. Please refer to Note 7, "Income Taxes" for additional information and disclosures.

Legal Contingencies

The Company records reserves related to legal proceedings in "Other liabilities" on the consolidated Statements of Financial Condition. Such reserves are established and maintained in accordance with ASC 450 (SFAS No. 5, "Accounting for Contingencies") and ASC 450 (FASB Interpretation No. 14, "Reasonable Estimation of the Amount of a Loss, an Interpretation of SFAS Statement No. 5") and SEC Staff Accounting Bulletin No. 92, "Accounting and Disclosures Relating to Loss Contingencies." The determination of these reserve amounts requires significant judgment on the part of management. Each legal proceeding is reviewed with counsel in each accounting period and the reserve is adjusted as deemed appropriate by management (See Note 18).

Depreciation and Amortization

Depreciation of office equipment is calculated using the straight-line method over estimated useful lives of 5 years. Amortization of leasehold improvements is calculated on a straight-line basis over the terms of the related leases. Estimated remaining useful lives of leasehold improvements range from 1 to 12.25 years.

Prior to being deemed fully impaired in 2007, acquired specialist stock lists were amortized over useful lives ranging from 15 to 40 years.

Share-Based Compensation

In December 2004, the FASB issued ASC 718 (SFAS No. 123(R), "Share Based Payment.") SFAS No. 123(R) was a revision of SFAS No. 123, "Accounting for Stock-Based Compensation" and superseded APB opinion No. 25, "Accounting for Stock Issued to Employees" and amended SFAS No. 95, "Statement of Cash

Flows." SFAS No. 123(R) requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award. ASC 718 (SFAS No. 123(R)) was adopted as of January 1, 2006, using the modified prospective method. ASC 718 (SFAS No. 123(R)) requires expected forfeitures to be included in determining share-based employee compensation expense. Prior to the adoption of ASC 718 (SFAS No. 123(R)), forfeiture benefits were recorded as a reduction to compensation expense when an employee left the firm and forfeited the award.

Recent Accounting Pronouncements

Fair Value Measurements

In April 2009, the FASB issued ASC 820 (FSP FAS 157-4) which clarifies the application of ASC 820 (SFAS 157) in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that asset is not active. The FSP shall be effective upon issuance, including prior periods for which financial statements have not been issued. Revisions resulting from a change in the valuation technique or its application shall be accounted for as a change in accounting estimate pursuant to ASC 250 (SFAS 154). The disclosure provisions of ASC 250 (SFAS 154) for a change in accounting estimate are not required for revisions resulting from a change in valuation technique or its application. As of December 31, 2009, we do not hold any securities that would be subject to change based on ASC 820 (FSP FAS 157-4).

Accounting for Fair Value Option for Financial Assets and Financial Liabilities

ASC 820 (ASU 2009-12) will allow investors to use the net asset value of investments in investment companies that do not have a readily determinable fair value if the investees have the attributes of investment companies and the net asset values are calculated consistent with the AICPA Audit and Accounting Guide, Investment Companies, which generally requires investments to be measured at fair value. This proposal will not have any effect on our financial position. This Statement is effective for financial statements issued for interim and annual periods ending after December 15, 2009, and is not expected to have a material impact on our consolidated financial statements.

Transfers of Financial Assets

ASC 860 (SFAS No. 166, "*Accounting for Transfers of Financial Assets, an Amendment of FASB Statement No. 140*") improves the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. This statement is effective for interim and annual reporting periods beginning after November 15, 2009, and is not expected to have a material impact on our consolidated financial statements.

Consolidation of Variable Interest Entities

ASC 810 (SFAS No. 167, "*Amendments to ASC 810 (FASB Interpretation No. 46(R))*") eliminates exceptions to consolidating qualifying special purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This Statement clarifies, but does not significantly change, the characteristics that identify a variable interest entity. This Statement is effective for fiscal years and interim periods beginning after November 15, 2009, and is not expected to have a material impact on our consolidated financial statements.

3. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

The balances presented as receivable from and payable to brokers, dealers and clearing organizations consist of the following:

(000's omitted)	December 31, 2009	December 31, 2008
Receivable from brokers, dealers and clearing organizations:		
Securities borrowed	$ 2,591	$ 9,868
Receivable from clearing brokers and clearing organizations	64,543	73,082
Securities failed to deliver	4	4
Other receivables from brokers and dealers	3,132	8,400
	$ 70,270	$ 91,354
Payable to brokers, dealers and clearing organizations:		
Securities failed to receive	$ 14	$ 1,312
Payables to clearing brokers and clearing organizations	612,210	99,693
Other payables to brokers and dealers	3,021	4,032
	$615,245	$105,037

The Company monitors the fair value of securities borrowed on a daily basis, with additional collateral obtained, if necessary.

4. NON-MARKETABLE SECURITIES

During 2009 and 2008, the Company recognized a loss of approximately $0.3 million and $3.6 million, respectively, related to its non-marketable securities that are investments in limited liability companies that are service providers and whose value is affected by nonfinancial components. At December 31, 2009 and 2008, non-marketable securities consisting of investments in limited liability companies totaling $4.3 million and $5.3 million, respectively, are included in "Other assets" on the consolidated statements of financial condition due to the nature of their businesses.

5. EXCHANGE MEMBERSHIPS

The Company owns five NYBOT, two CBOE and one CME individual membership seats which have an approximate fair value of $5.5 million and $3.9 million in 2009 and 2008, respectively. The Company carried 31 NYSE trading licenses as of December 31, 2009, 30 of these licenses were surrendered upon completion of the DMM sale transaction on January 22, 2010. The costs of the trading licenses for 2009 and 2008, excluding the amounts included in discontinued operations, was approximately $0.1 and $0.2 million, respectively, and are included in lease of exchange memberships and trading license fees in the Company's consolidated statements of operations.

6. GOODWILL AND IDENTIFIABLE INTANGIBLE ASSETS

In December 2009, the Company recognized impairment charges of $62.6 million and $25.0 million for goodwill and the trade name, respectively. Management determined the value of the goodwill as the sales price for which the DMM business segment was sold for in January 2010, in excess of the fixed assets transferred. ASC 205 states that significant events or circumstances that occur after the balance sheet but before the issuance of the financial statements should be used in the determination of recording a long lived asset to be sold as a component of discontinued operations. The remaining balance of goodwill of $21.7 million is in Held for sale at December 31, 2009. In 2010 there was no gain or loss recognized upon the completion of the sale of the DMM business as the DMM business was recorded at fair value (sales proceeds) as of December 31, 2009.

In June 2007, the Company recognized impairment charges of $164.1 million and $335.3 million for goodwill and specialist stock listing rights, respectively. Although the Company's annual goodwill and intangibles impairment testing date is December 31, ASC 350 (SFAS No. 142), requires that goodwill be tested for impairment between annual tests if an event or change in circumstances indicate that it is more likely than not that the fair value of a reporting unit is below its carrying amount. During 2007, certain changes in circumstances led management of the Company to believe that the fair value of the Company's Specialist and Market-Making reporting unit could be lower than its carrying amount. The primary factor triggering management's decision to reassess the reasonableness of the carrying value of goodwill and stock listing rights was the Company's sale of its AMEX equities specialist operations for less than their carrying value.

Prior to June 30, 2007, the Company had amortized its identifiable intangible stock listing rights over their estimated useful lives in accordance with ASC 350 (SFAS No. 142) and tested for potential impairment whenever events or changes in circumstances suggest that an asset or asset group's carrying value may not be fully recoverable in accordance with ASC 360 (SFAS No. 144). An impairment loss, calculated as the difference between the estimated fair value and the carrying value of an asset or asset group, is recognized if the sum of the estimated undiscounted cash flows relating to the asset or asset group is less than the corresponding carrying value. At June 30, 2007, as a result of the Company's sale of its AMEX equities specialist operations for less than its carrying value, the Company performed an undiscounted cash flow analysis of forecasted earnings from its acquired specialist stock lists. Due to a significant decrease in 2007 revenues as a result of the NYSE's HYBRID market implementation, the after tax cash flows from the Company's acquired specialist stock lists did not exceed the mandatory charge for contributory assets, the largest being the approximately $300 million NLA requirement. The $335.3 million impairment charge represents a total impairment of the Company's acquired specialist stock lists due to a negative cash flow under the contributory asset model used for testing. As a result of this impairment charge, no further amortization of the Company's acquired specialist stock listing rights will occur.

In testing for goodwill impairment, management determined the fair value of the Company's equity first by comparing the fair value of the Company's Specialist and Market-Making reporting unit to its carrying value. The primary methods used to estimate the fair value of the Company's equity during 2007 included the use of an independent appraisal, various cash flow estimates and related discount rate assumptions, as well as the market capitalization of the Company. In its discounted cash flow analysis, the Company used certain estimates and assumptions to make financial projections, which incorporated the annualized operating results for the six months ended June 30, 2007 as the base year. The operating results and cash flows for the annualized 2007 period took into account the aforementioned lower revenues. Based on these trends, the Company's earnings forecast for the testing period were revised. Since the result of this first comparison resulted in a deficit of the Specialist and Market-Making reporting unit's carrying value over its fair value, the Company then estimated the implied fair value of goodwill of its Specialist and Market-Making reporting unit and compared it to its carrying value. Implied fair value of goodwill was determined by valuing all Specialist and Market-Making reporting unit assets and liabilities pursuant to the purchase accounting guidelines prescribed by ASC 805 (SFAS No. 141), "Business Combinations." The $164.1 million impairment charge represents the excess of Specialist and Market-Making reporting unit goodwill carrying value over its implied fair value.

In accordance with ASC 350 (SFAS No. 142), the Company tested its goodwill for impairment as of December 31, 2008, its annual impairment test date. It was determined that the fair value of the implied goodwill exceeded its carrying value as of December 31, 2008 and was therefore not impaired.

In accordance with the provisions of the "Impairment or Disposal of Long-Lived Assets" subsections of ASC 360-10, long lived assets held and used with a carrying amount of $25 million were written down to their fair value of $0 million, resulting in an impairment charge of $25 million for 2009, which was included in (loss)/ income from discontinued operations for the period.

In accordance with the provisions of ASC 350 "Intangibles-Goodwill and Other", goodwill with a carrying amount of $84.2 million was written down to its implied fair of $21.6 million, resulting in an impairment charge of $62.6 million for 2009 which was included in (loss)/income from discontinued operations for the period.

The following table provides information about the impairment of the intangible assets:

($ in millions) Description	Year Ended 12/31/2009	Quoted Prices in Active Markets for Identical Assets Level 1	Fair Value Measurements Using Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total Gains (losses)
Long-Lived assets held and used	$ 25.0		$ 0.0		$25.0
Goodwill	84.2		21.6		62.6
	$109.2		$21.6		$87.6

7. INCOME TAXES

The Company accounts for income taxes in accordance with Accounting Standards Codification ("ASC") 740 (SFAS No. 109), "Accounting for Income Taxes" and ASC 740 (FASB Interpretation No. 48), "Accounting for Uncertainty in Income Taxes—an interpretation of ASC 740 (FASB Statement No. 109" ("FIN 48")). ASC 740 (SFAS No. 109) requires the recognition of tax benefits or expenses based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. Deferred tax assets and liabilities primarily relate to tax basis differences on unrealized gains on corporate equities, stock-based compensation, amortization periods of certain intangible assets and differences between the financial statement and tax bases of assets acquired.

The components of the (benefit) provision for income taxes reflected on the consolidated statements of operations are set forth below:

(000's omitted)	For the Years Ended December 31,		
	2009	2008	2007
Current income taxes:			
Federal	(7,730)	9,153	(11,420)
Foreign	4,306	4,622	2,431
State and local	(850)	1,813	395
Total current	(4,274)	15,588	(8,594)
Deferred income taxes:			
Federal	(25,564)	(51,504)	(109,714)
State and local	(8,302)	(12,501)	(52,943)
Total deferred	(33,866)	(64,005)	(162,657)
Total (benefit) provision for income taxes	(38,140)	(48,417)	(171,251)
Current income taxes: Discontinued Operations			
Federal	1,366	8,016	(1,318)
State and local	325	1,905	(253)
Total current	1,691	9,921	(1,571)
Deferred income taxes:			
Federal	(9,071)	4,564	(121,664)
State and local	(2,155)	1,084	(25,615)
Total deferred	(11,226)	5,648	(147,279)
Total (benefit) provision for income taxes	(9,535)	15,569	(148,850)
Current income taxes: Continuing Operations			
Federal	(9,096)	1,137	(10,102)
Foreign	4,306	4,622	2,431
State and local	(1,175)	(92)	648
Total current	(5,965)	5,667	(7,023)
Deferred income taxes:			
Federal	(16,493)	(56,068)	11,950
State and local	(6,147)	(13,585)	(27,328)
Total deferred	(22,640)	(69,653)	(15,378)
Total (benefit) provision for income taxes	(28,605)	(63,986)	(22,401)

ASC 740 (FIN 48), which the Company adopted as of January 1, 2007, prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50 percent likelihood of being realized upon ultimate settlement. As a result of the implementation of ASC 740 (FIN 48), the Company has determined that no adjustment to the Company's unrecognized tax benefit is required.

During 2009, the Company realized $0.2 million of unrecognized tax benefits related to state tax credits, due to the lapse of the statute of limitations. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. Of the total unrecognized tax benefits, the entire balance could have an effect on the effective tax rate.

Unrecognized tax benefits, including interest, net of taxes, of $12.3 million, at December 31, 2009 were as follows (000's omitted):

Balance as of January 1, 2009	$12,137
Increases current period tax positions	1,636
Decreases current period tax positions	(1,118)
Decreases—interest	(202)
Decreases—expiration of statute	(175)
Balance as of December 31, 2009	$12,278

Open tax years by jurisdiction and their current statute of limitations expiration dates are as follows:

	Federal	NYS	NYC
2005	4/30/11		
2006	4/30/11	9/11/10	9/11/10
2007	3/15/11	6/17/11	6/17/11
2008	9/08/12	9/08/12	9/08/12

The significant changes in deferred tax assets and liabilities mainly are a result of the decrease in the fair value of the Company's NYX shares reported for the year ended December 31, 2009. Deferred tax assets and liabilities were as follows (000's omitted):

	December 31, 2009	December 31, 2008
DEFERRED TAX ASSETS:		
Compensation related	$ 532	$ 2,346
Intangibles and related goodwill	38,624	25,539
Financial instruments		1,646
NOL carry-forwards	14,499	3,256
Other	3,508	1,745
	$57,163	$ 34,532
DEFERRED TAX LIABILITIES:		
Financial instruments	$18,170	$ 26,875
Trademark	5,827	5,119
Depreciation	3,093	2,430
Dividend income	933	2,281
Other	3,683	3,176
	$31,706	$ 39,881
Net deferred tax assets (liabilities)	$25,457	($ 5,349)

There is no valuation allowance recorded against the deferred tax assets. In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be deductible. Based on the Company's level of historical taxable income, future reversals of existing taxable differences and all other available evidence, management believes that the deferred tax assets will more likely than not be realized. The Company has the following estimated net operating loss carry forwards as of December 31, 2009:

	Federal	NYS	NYC	Expiring
December 31, 2007	$ 0	$22,099,688	$19,837,932	2027
December 31, 2009	26,715,268	55,510,594	55,510,594	2029
	$26,715,268	$77,610,282	$75,348,526	

The Company's effective tax rate differs from the U.S. Federal statutory income tax rate of 35.0% as set forth below:

	For the Years Ended December 31,		
	2009	2008	2007
U.S. Federal income tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes related to:			
State and local taxes, net of federal benefit	5.0	9.4	8.8
Nondeductible acquisition goodwill and related impairment			(31.6)
Purchase accounting deferred tax liability impairment			19.6
Nondeductible penalty expense			.2
Dividend received deduction	1.4	.8	(.1)
Tax rate change and law change			.9
Tax reserve (decrease) increase	(.3)	(.7)	.3
Capital tax		(.8)	(.1)
Other	1.3	(1.4)	(.2)
Effective tax rate	42.4%	42.3%	32.8%

The total amount of undistributed earnings in the Company's foreign subsidiary, for income tax purposes, was approximately $27.1 million at December 31, 2009. It is the Company's current intention to reinvest undistributed earnings of LSPE in the United Kingdom, resulting in the indefinite postponement of the remittance of those earnings. Accordingly, no provision has been made for foreign withholding taxes or United States income taxes which may become payable if undistributed earnings of LSPE were paid as dividends to the Company. For the same reason, it is not practicable to calculate the unrecognized deferred tax liability on those earnings.

8. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

LaBranche & Co. LLC, as a DMM and member of the NYSE, is subject to the provisions of SEC Rule 15c3-1, as adopted and administered by the SEC and NYSE. LaBranche & Co. LLC is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^{1}/_{15}$ of aggregate indebtedness, as defined.

As of December 31, 2009 and December 31, 2008, LaBranche & Co. LLC's net capital, as defined under SEC Rule 15c3-1, was $91.9 million and $119.4 million, respectively, which exceeded the minimum requirements by $90.9 million and $118.6 million, respectively. LaBranche & Co. LLC's aggregate indebtedness to net capital ratio on those dates was 0.02 to 1 and 0.10 to 1, respectively.

The NYSE generally requires its DMM firms to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own Net Liquid Assets ("NLA"), their position requirement. As of December 31, 2009 LaBranche & Co. LLC's NYSE minimum required dollar amount of NLA, as defined, was $70.2 million and its actual NLA, as defined, was $85.3 million. As of December 31, 2008, LaBranche & Co. LLC's NYSE minimum required dollar amount of NLA, as defined was $73.7 million, and LaBranche & Co. LLC's actual NLA, as defined was $112.7 million. As of December 31, 2009 and December 31, 2008, LaBranche & Co. LLC's actual NLA exceeded the NLA requirement, thus satisfying its NLA requirement as of each of those dates. Upon completion of the sale of the DMM business on January 22, 2010, LaBranche & Co LLC is no longer subject to the NLA requirement.

The minimum required dollar amount of NLA fluctuates daily and is computed by adding two components. The first component is equal to $0.25 million for each one tenth of one percent (0.1%) of the aggregate NYSE transaction dollar volume in a cash equities DMM organization's allocated securities, as adjusted at the beginning of each month based on the prior month transaction dollar volume. The second component is calculated either by multiplying the average haircuts on a DMM organization's proprietary positions over the most recent twenty days by three, or by using an NYSE-approved value at risk ("VAR") model. Based on this two part calculation, LaBranche & Co. LLC's NLA requirement could increase or decrease in future periods based on its own trading activity and all other DMM's trading as a respective percentage of overall NYSE transaction dollar volume. During the first and second quarters of 2009 LaBranche & Co. LLC distributed $15 million each quarter to its parent.

As a registered broker-dealer and member firm of the NYSE and FINRA, LFS is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and the NYSE. Under the alternative method permitted by this rule, the minimum required net capital is equal to the greater of $1.0 million or 2.0% of aggregate debit items, as defined. As of December 31, 2009 and December 31, 2008, LFS' net capital, as defined, was $26.1 million and $29.8 million, respectively, which exceeded minimum requirements by $25.1 million and $28.8 million, respectively. A portion of the net capital requirement at December 31, 2008 at LFS was met with the value of the NYX shares held by that broker-dealer. In January 2010, LFS distributed $15 million to LaBranche & Co Inc. in the form of a dividend.

As a registered broker-dealer and FINRA member firm, LSP is subject to SEC Rule 15c3-1, as adopted and administered by the SEC and FINRA. LSP is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or $^{1}/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2009 and December 31, 2008, LSP's net capital, as defined, was $85.7 million and $135.7 million, respectively, which exceeded minimum requirements by $82.8 million and $130.8 million, respectively. LSP's aggregate indebtedness to net capital ratio on those dates was 0.51 to 1 and 0.54 to 1, respectively.

As a registered broker-dealer and NYSE/Amex member firm, LSPD is subject to SEC Rule 15c3-1, as adopted and administered by the SEC. LSPD is required to maintain minimum net capital, as defined, equivalent to the greater of $5,000 or $^{1}/_{15}$ of aggregate indebtedness, as defined. As of December 31, 2009 and December 31, 2008, LSPD's net capital, as defined, was $2.4 million and $2.7 million, respectively, which exceeded its minimum requirements by $2.4 million and $2.7 million, respectively.

As a registered broker dealer in the United Kingdom, LSPE is subject to the capital adequacy and capital resources as managed and monitored in accordance with the regulatory capital requirements of the Financial Services Authority ("FSA") in the United Kingdom. In calculating regulatory capital, the Company's capital consists wholly of Tier 1 capital. Tier 1 capital is the core measure of a Company's financial strength from a regulator's point of view. It consists of the type of financial capital considered the most reliable and liquid, primarily Shareholder's Equity. As of December 31, 2009, Tier 1 capital, as defined, was $49.6 million which exceeded the total variable capital requirement by $3.2 million. At December 31, 2008, Tier 1 capital, as defined, was $25.5 million which exceeded the total variable capital requirement by $19.0 million. In both April and July 2009, LSPE received approximately $5 million of share capital from its parent.

As a registered corporation under the Hong Kong Securities and Futures Ordinance, LSPH is subject to the capital requirements of the Hong Kong Securities and Futures (Financial Resources) Rules ("FRR"). The minimum paid-up share capital requirement is HKD 5,000,000 ($0.6 million at December 31, 2009 and December 31, 2008) and the minimum liquid capital requirement is the higher of HKD 3,000,000 ($0.4 million at December 31, 2009 and December 31, 2008) and the variable required liquid capital as defined in the FRR. The Company monitors its compliance with the requirements of the FRR on a daily basis. As of December 31, 2009, LSPH's liquid capital, as defined was $0.4 million, which exceeded its minimum requirements by $0.1 million. As of December 31, 2008, LSPH had negative liquid capital, as defined of $0.1 million which was in deficit of its minimum requirements by $0.5 million. In January and August 2009, LSPH received $1 million and $0.6 million, respectively, of share capital from its parent to increase the company's regulatory capital above the minimum requirement.

9. SHORT-TERM AND LONG-TERM DEBT

The Company's short-term and long-term debt as of December 31, 2009 and 2008 were as follows:

Short-Term Debt

As of December 31, 2009, short-term debt of the Company was comprised of $189.3 million, at 11%. This debt was redeemed on February 15, 2010. Debt issuance costs, totaling approximately $7.2 million for the 2012 Senior Notes, were amortized over the life of the Senior Notes as an adjustment to interest expense. For the year ended December 31, 2009 and 2008, interest expense related to the Senior Notes totaled $21.8 and $31.0 million, respectively, including debt issuance costs. As of December 31, 2008, the Company had no short-term debt.

Long-Term Debt

As of December 31, 2009, the Company had no long-term debt. As of December 31, 2008, long-term debt of the Company was comprised of $199.3 million, at 11%. In 2009, the Company purchased $10 million of this debt.

On February 15, 2010 the Company redeemed of all its remaining outstanding 11% Senior Notes due 2012, in the aggregate principal amount of $189.3 million, at the redemption price of 102.75% plus accrued and unpaid interest (see subsequent events footnote).

10. SUBORDINATED LIABILITIES

LaBranche & Co. LLC was a party to subordinated loan agreements under which it had incurred indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest was payable quarterly at an annual rate of 10.0%. One agreement representing $1.0 million and five agreements representing approximately $1.7 million in the aggregate were paid at different dates during 2008. Interest expense incurred on these and other similar subordinated loan agreements, which have been repaid, were approximately $0.1 million for the year ended December 31, 2008. The Company has no subordinated liabilities at December 31, 2009.

11. NYSE GROUP STOCK EXCHANGE TRANSACTION

As of December 31, 2009 and 2008 the Company through its subsidiaries owned 2,183,372 and 3,135,041 of NYX shares. As of March 1, 2010 the Company holds approximately 1.1 million shares of NYX.

On June 17, 2008, NYSE Euronext, Inc. and the American Stock Exchange (the "AMEX") announced that members of the AMEX Membership Corporation (the "AMC") approved the adoption of the merger agreement between AMC and NYSE Euronext and certain of their subsidiaries. On October 1, 2008, under the terms of the merger agreement, the Company received 8,138 shares of NYSE Euronext common stock in exchange for the AMEX seat we owned with fractional shares paid in cash and following the merger, the AMEX became the NYSE Amex Inc. (the "NYSE/Amex"). In addition, former AMEX members will be entitled to receive additional shares of NYSE Euronext common stock calculated by reference to net proceeds, if any, from the expected sale of the AMEX's lower Manhattan headquarters if such sale occurs prior to the date which is four years and 240 days following the date on which the NYSE Euronext/Amex merger was completed and certain other conditions are satisfied.

The Company has accounted for its investment in NYX as corporate equities at fair value pursuant to ASC 820 (SFAS No. 157) at December 31, 2009. At December 31, 2009, the NYSE closing market price for the NYX shares was $25.30 per share as compared to the closing price of NYX shares at December 31, 2008 which was $27.38 per share. This resulted in the Company's recognition of pre-tax loss of $6.3 million for the year ended December 31, 2009, which is included in net loss on investments in the Company's consolidated statements of operations.

On December 31, 2009, the final 2009 quarterly dividend of $0.30 per share was paid to shareholders of record of NYSE Euronext as of the close of business on December 11, 2009. The aggregate dividend payment with respect to the Company's NYX shares was $3.5 million and $3.6 million for the years ended December 31, 2009 and 2008, respectively.

12. EARNINGS (LOSS) PER SHARE

The computations of basic and diluted earnings (loss) per common share are set forth below:

(000's omitted, except per share data)	Years Ended December 31,		
	2009	2008	2007
Numerator for basic and diluted loss per common share—net loss	$(97,820)	$(65,963)	$(350,474)
Denominator for basic loss per common share—weighted-average number of common shares outstanding	54,935	61,418	61,426
Dilutive shares:			
Restricted stock units	—	—	—
Denominator for diluted loss per common share—weighted-average number of common shares outstanding	54,935	61,418	61,426
Basic net (loss) income per common share:			
Continuing operations	$ (0.71)	$ (1.45)	$ (0.20)
Discontinued operations	$ (1.07)	$ 0.38	$ (5.51)
Total operations	$ (1.78)	$ (1.07)	$ (5.71)
Diluted net (loss) income per common share:			
Continuing operations	$ (0.71)	$ 1.45)	$ (0.20)
Discontinued operations	$ (1.07)	$ 0.38	$ (5.51)
Total operations	$ (1.78)	$ (1.07)	$ (5.71)

Options to purchase an aggregate of 325,000 and 990,000 shares of common stock were outstanding at December 31, 2009 and 2008, respectively, but were not included in the computation of diluted income (loss) per share because the options' exercise prices were greater than the market price of the Company's common stock. For the years ended December 31, 2009, 2008 and 2007 275,987, 508,974 and 391,688 potentially dilutive shares from restricted stock units were not included in the computation of diluted net loss per share because to do so would be anti-dilutive as the Company had net losses.

The Company tendered for approximately 8.5 million shares on March 1, 2010 which reduced the number of outstanding shares to approximately 42.9 million shares. For more information regarding the tender offer please see Note 23—Subsequent Events.

13. EMPLOYEE EQUITY INCENTIVE PLAN

ASC 505 and 718 (SFAS No. 123(R)), "Share Based Payments" requires compensation costs related to share-based payment transactions to be recognized in the financial statements over the period that an employee provides service in exchange for the award.

The following disclosures are also being provided pursuant to the requirements of ASC 505 and 718 (SFAS No. 123(R)):

The Company has sponsored one share-based employee incentive plan—the LaBranche & Co Inc. Equity Incentive Plan (the "Plan"), which provided for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units ("RSUs"), unrestricted shares and stock appreciation rights.

The Plan terminated in August 2009. The rights of any person who received an option grant or grant of restricted stock units under the Plan that are currently outstanding were not affected by reason of the termination of the Plan and will continue in accordance with the terms of the award agreement (as then in effect or thereafter amended) regarding those options or restricted stock units. On January 14, 2010 the Company's Board of Directors approved a new equity incentive plan, the LaBranche & Co Inc. Equity Incentive Plan 2010 (the "2010 Plan"). The new plan will be proposed to the stockholders of the Company in the Company's 2010 annual meeting of stockholders.

The fair value of the restricted stock awards granted under the Plan was determined by using the closing price of the Company's common stock on the respective dates on which the awards are granted. Grant date was determined to be the date the compensation committee of the Board of Directors approved the grant, except in circumstances where the approval by the compensation committee was contingent upon a future event, such as the negotiation and execution of an employment agreement, in which case the grant date would be the date the condition is satisfied. Amortization of compensation costs for grants awarded under the Plan recognized during the three and twelve months ended December 31, 2009 was approximately $0.8 million and $3.5 million compared to approximately $1.0 million and $4.2 million for the same periods in 2008. During the first quarter of 2009, the Company re-evaluated the forfeiture rate used to calculate share based payments due to the departure of personnel who had been granted restricted stock units that had not vested prior to their departure. The change in the forfeiture rate resulted in a benefit net of taxes of $2.9 million for the year ended December 31, 2009. The tax benefit realized in the Consolidated Statements of Operations for the Plan was approximately $0.3 million and $1.4 million for three and twelve months ended December 31, 2009, respectively, excluding the amount recorded for the change in the forfeiture rate, compared to $0.4 million and $1.7 million for the same periods in 2008, respectively.

Unrecognized compensation cost related to the Company's non-vested stock options and restricted stock unit awards totaled $1.4 million, at fair value, at December 31, 2009 and $3.9 million at December 31, 2008. The cost of these non-vested awards is generally expected to be recognized over a period of approximately three years.

ASC 505 and 718 (SFAS No. 123(R)) generally requires share-based awards granted to retirement-eligible employees to be expensed immediately. The Company did not grant any share-based awards prior to our adoption of ASC 505 and 718 (SFAS No. 123(R)) to retirement-eligible employees or those with non-substantive non-compete agreements. In addition, no grants of any stock options or RSUs were changed or amended after the Company's adoption of ASC 505 and 718 (SFAS No. 123(R)) to reflect retirement eligibility or non-compete agreements.

The total number of shares of the Company's common stock that could have been issued under the Plan through the Plan's termination date could not exceed 7,687,500 shares. As of August 24, 2009 (the date the plan terminated) and December 31, 2008, 4,253,595 shares and 3,394,199 shares, respectively, remained available for grant under the Plan. The increase in shares available for grant on those dates is mainly attributable to the expiration of out of the money options. . Due to the termination of the Plan on August 24, 2009, there were no shares available for grant under the Plan as of December 31, 2009.

Restricted Stock Units

All of the RSUs outstanding as of December 31, 2009 and 2008 require future service as a condition to the delivery of the underlying shares of common stock on their respective vesting dates. The RSUs were granted under the Company's Equity Incentive Plan and vest over varying numbers of years. An employee who receives RSUs does not have any ownership rights with respect to the underlying shares until the shares vest pursuant to the terms of the RSU agreement. In all cases, delivery of the underlying shares of common stock is conditioned on the grantees' satisfying certain requirements outlined in the agreements. Generally, the RSUs become fully vested if the grantee's employment with the Company terminates by reason of death or disability prior to vesting.

The grantee forfeits the unvested portion of the RSUs upon the termination of employment for any reason other than death or disability. When delivering the underlying shares of stock to employees, the Company generally issues new shares of common stock, as opposed to reissuing treasury shares.

The following table provides information about grants of RSUs:

	Number of Shares	Weighted Average Price per Share
RSUs Outstanding as of December 31, 2006	1,569,832	$9.55
Granted	600,000	8.99
Vested	(736,187)	9.12
Forfeited	(350,161)	9.86
RSUs Outstanding as of December 31, 2007	1,083,484	9.44
Granted	692,000	5.55
Vested	(463,005)	9.11
Forfeited	(89,824)	9.35
RSUs Outstanding as of December 31, 2008	1,222,655	$7.37
Granted	490,185	3.88
Vested	(338,830)	8.89
Forfeited	(731,665)	7.02
RSUs Outstanding as of December 31, 2009	642,345	$4.30

Under ASC 505 and 718 (SFAS No. 123(R)), the Company is required to estimate forfeitures of RSUs for purposes of determining the Company's share-based award expense. Applying ASC 505 and 718 (SFAS No. 123(R)) as of December 31, 2009, for purposes of determining share-based award expense, RSUs with respect to 840,074 shares of the Company's common stock were expected to vest based on shares issued of 1,282,185, with a weighted average price of $4.82 per share.

Stock Options

As of December 31, 2009, all stock options granted to employees were fully vested and exercisable. In general, all stock options expire on the tenth anniversary of grant, although they may be subject to earlier termination or cancellation in certain circumstances under the Plan and the stock option agreement, such as death, disability or other termination of employment prior to the tenth anniversary of grant. The dilutive effect, if any, of the Company's outstanding stock options is included in "Weighted Average Common Shares Outstanding —Diluted" on the Condensed Consolidated Statements of Operations.

The following table provides information about options to purchase the Company's common stock:

	Number of Shares	Weighted Average Exercise Price per Share
Options Outstanding as of December 31, 2006	1,599,389	$24.99
Options Forfeited	(434,389)	28.38
Options Outstanding as of December 31, 2007	1,165,000	$23.77
Options Forfeited	(175,000)	31.79
Options Outstanding as of December 31, 2008	990,000	$22.35
Options Forfeited/Expired	(665,000)	16.05
Options Outstanding as of December 31, 2009	325,000	$35.23
Options Exercisable as of:		
December 31, 2007	1,165,000	$23.77
December 31, 2008	990,000	$22.35
December 31, 2009	325,000	$35.23

The following table summarizes information about stock options outstanding and exercisable as of December 31, 2009:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price per Share	Number of Shares	Weighted Average Exercise Price per Share
$31.00 – $40.99	325,000	2.00	$35.23	325,000	$35.23

No options were exercised during the years ended December 31, 2009 and 2008. The options are due to expire beginning January 19, 2011 through January 17, 2012.

Senior Executive Bonus Plan

The Senior Executive Bonus Plan, adopted in May 2003, is intended to provide for the payment to the Company's Chief Executive Officer and next four most highly compensated executive officers of bonuses which are exempt from the $1.0 million deduction limitation imposed by Section 162(m) of the Internal Revenue Code of 1986, as amended. Bonuses are payable in cash and/or equity-based awards under the Company's Equity Incentive Plan. For the years ended December 31, 2009, 2008 and 2007, cash bonuses totaling approximately $0.3, $7.4 and $3.0 million, respectively, were paid under this plan, and such amount is included in employee compensation and related benefits in the Company's consolidated statements of operations.

14. RETIREMENT PLAN

The Company has a defined contribution retirement plan (the "Retirement Plan") that is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

All employees are eligible to participate in the Retirement Plan after they have completed three months of service. Participants are entitled to contribute voluntarily in an amount equal to not less than 1% and not more than 60% of their annual pre-tax compensation, up to the maximum amount permitted under Internal Revenue Service ("IRS") regulations for the applicable Retirement Plan year. The Company, acting in its sole discretion, can declare and make employer matching contributions and additional voluntary contributions for all eligible employees who have completed one year of service, and/or have been credited with 1,000 hours of service.

During the years ended December 31, 2009, 2008 and 2007, the Company contributed approximately $0.5 million, $0.5 million and $0.8 million, respectively, as employer matching contributions to the Retirement Plan, and such amounts are included in employee compensation and related benefits in the Company's consolidated statements of operations.

15. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all the Company's assets and liabilities are carried at fair value or contracted amounts, which approximate fair value. The fair value of fixed rate debt, in millions, is as follows:

	December 31, 2009		December 31, 2008	
	Carrying Value	Fair Value	Carrying Value	Fair Value
2012 Senior Notes	$189.3	$182.8	$199.3	$169.4

The fair values of the 2012 Senior Notes was determined based upon market values as of December 31, 2009 and 2008, respectively. For both fiscal years, the fair value of the fixed rate note was determined using current market rates to discount cash flows. On February 15, 2010, the Company redeemed all of its 2012 senior note for 102.75% plus accrued and unpaid interest.

16. BUSINESS SEGMENTS

Segment information is presented in accordance with ASC 280 (SFAS No. 131), "Disclosures About Segments of an Enterprise and Related Information." The Company's business segments are based upon the nature of the financial services provided, their revenue source and the Company's management organization.

The Company's Market-Making segment operates as a market-maker in equities, options, ETFs and futures on several exchanges. The Market-Making segment currently includes the operations of LaBranche Structured Holdings Group (LSP, LSPE, LSPH and LSPD. Due to the sale of the DMM operations of LaBranche & Co LLC on January 22, 2010, the Market Making segment excludes the operations of the DMM, and includes only the net earnings from continuing operations. In addition, for comparative purposes, the market making segment is reported with LaBranche & Co LLC's DMM operations in a supplemental schedule in the Results of Operations section of the MD&A.

The Company's Institutional Brokerage segment provides mainly securities execution and brokerage services to institutional investors and professional traders, and currently includes the operations of LFS and the leveraged loan operations of the Holding Company. LFS also is a market-maker in over-the-counter, bulletin and pink sheet securities serving as a liquidity provider in those securities. Effective March 2009, the leveraged loan sales and fixed income trading group commenced operations.

The Company's Other segment is comprised primarily of the interest on the Holding Company's indebtedness, unallocated corporate administrative expenses, including professional and legal costs, unallocated revenues (primarily interest income) and elimination entries. This section also includes the investment entity, LABDR, and the inactive company, BV.

Revenues and expenses directly associated with each segment are included in determining its operating results. Other expenses, including corporate overhead, which are not directly attributable to a particular segment, generally are allocated to each segment based on its resource usage levels or other appropriate measures. Interest with respect to the Company's outstanding senior notes, certain administrative expenses, corporate overhead expenses and other sources of revenues are not specifically allocated by management when reviewing the Company's segments' performance, and appear in the Other segment. Selected financial information for each segment is set forth below (000's omitted):

	For the Years Ended December 31,		
	2009	2008	2007
Market-Making Segment:			
Total revenues, net of NYX and interest expense	$ 30,970	$ 216,293	$ 112,567
Net loss on NYX	(5,660)	(167,341)	(14,547)
Operating expenses	55,419	135,604	77,088
Depreciation and amortization	199	300	373
Loss before taxes	$ (30,308)	$ (86,952)	$ 20,559
Segment assets	$3,552,056	$3,486,300	$4,937,054
Institutional Brokerage Segment:			
Total revenues, net of NYX and interest expense	$ 31,152	$ 24,091	$ 25,139
Net loss on NYX	(608)	(14,035)	(1,212)
Operating expenses	36,593	28,558	28,928
Depreciation and amortization	12	58	178
Loss before taxes	$ (6,061)	$ (18,560)	$ (5,179)
Segment assets	$ 89,917	$ 45,650	$ 42,514
Other:			
Total revenues, net of interest expense	$ (22,022)	$ (31,655)	$ (39,272)
Operating expenses	6,011	7,575	7,334
Early extinguishment of debt	(762)	5,395	—
Depreciation and amortization	3,788	3,266	3,251
Loss before taxes	$ (31,059)	$ (47,891)	$ (49,857)
Segment assets	$ 138,190	$ 199,665	$ 319,023
Total:			
Total revenues, net of NYX and interest expense	$ 40,100	$ 208,729	$ 98,434
Net loss on NYX	(6,268)	(181,376)	(15,759)
Operating expenses	98,023	171,737	113,350
Early extinguishment of debt	(762)	5,395	—
Depreciation and amortization	3,999	3,624	3,802
Loss before taxes	$ (67,428)	$ (153,403)	$ (34,477)
Assets	$3,780,163	$3,731,615	$5,298,591

17. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK

As market-makers on the NYSE, NYBOT, PHLX and other exchanges, LFS, LSP, LSPS and LSPE are engaged in various securities trading and lending activities. In connection with their market making activities, LSP, LSPS and LSPE assume positions in stocks for which they are responsible. LFS, LSP, LSPS and LSPE are exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions, and they are also exposed to market risk associated with the sale of securities sold but not yet purchased, which can be directly impacted by volatile trading on the NYSE, NYSE Alternext (previously the AMEX), and other exchanges. Additionally, in the event of nonperformance and unfavorable market price movements, LFS, LSP, LSPS (through September 2007) and LSPE may be required to purchase or sell financial instruments, which may result in a loss.

The Company enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. The Company controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

In addition, LFS, through the normal course of business, enters into various securities transactions as agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk. LFS' institutional brokerage activities involve settlement and financing of various customer securities transactions on a cash or margin basis. These activities may expose LFS to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and LFS has to purchase or sell securities at a loss. For margin transactions, LFS may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur in their accounts.

LFS seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. LFS monitors margin levels daily and pursuant to such guidelines, requires customers to deposit additional collateral or reduce positions when necessary.

LFS is engaged in various brokerage activities in which its counterparties primarily include broker-dealers, banks and other financial institutions. LFS may be exposed to the risk of default, which depends on the creditworthiness of the counterparty. It is LFS' policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

LSP and, through September 2007, LSPS use derivative financial instruments, including exchange-traded options, ETFs and domestic and foreign futures contracts, for trading purposes and to financially hedge other positions or transactions as part of their market-making businesses and overall risk management process. These financial instruments subject LSP and, through September 2007, LSPS to varying degrees of market, credit and foreign exchange risk. LSP and, through September 2007, LSPS record their derivative trading activities at market value, with corresponding gains or losses recorded in "Net gain on principal transactions." Gains or losses from foreign currency transactions are also recorded in "Net gain on principal transactions." In order to minimize risk, management continually monitors positions, gain and loss, volatility and other standard risk measures on a real-time basis and communicates its risk tolerance to LSP's and, through September 2007, LSPS' traders.

18. COMMITMENTS AND CONTINGENCIES

Contingencies

In re NYSE Specialists Securities Litigation. On or about October 16, 2003 through December 16, 2003, four purported class action lawsuits were brought by persons or entities who purchased and/or sold shares of stocks of NYSE listed companies, including Pirelli v. LaBranche & Co Inc., et al., No. 03 CV 8264, Marcus v. LaBranche & Co Inc., et al., No. 03 CV 8521, Empire v. LaBranche & Co Inc., et al., No. 03 CV 8935, and California Public Employees' Retirement System (CalPERS) v. New York Stock Exchange, Inc., et al., No. 03 CV 9968. On March 11, 2004, a fifth action asserting similar claims, Rosenbaum Partners, LP v. New York Stock Exchange, Inc., et al., No. 04 CV 2038, was filed in the United States District Court for the Southern District of New York by an individual plaintiff who does not allege to represent a class.

On May 27, 2004, the court consolidated these lawsuits under the caption In re NYSE Specialists Securities Litigation, No. CV 8264. The court named the following lead plaintiffs: California Public Employees' Retirement System ("CalPERS") and Empire Programs, Inc.

On September 15, 2004, plaintiffs filed a Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty alleging that they represent a class consisting of all public investors who purchased and/or sold shares of stock listed on the NYSE from October 17, 1998 to October 15, 2003. Plaintiffs allege that the Company, LaBranche & Co. LLC, Mr. LaBranche, other NYSE specialist firms, including Bear Wagner Specialists LLC, Fleet Specialist, Inc., SIG Specialists, Inc., Spear, Leeds & Kellogg Specialists LLC, Performance Specialist Group, LLC and Van der Moolen Specialists USA, LLC, and certain parents and affiliates of those firms, and the NYSE, violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder by failing to disclose alleged improper specialist trading that was the subject of the specialist trading investigations described above, improperly profiting on purchases and/or sales of NYSE listed securities, and breaching and/or aiding and abetting breaches of fiduciary duty. Section 20(a) control person claims also are alleged, including against the Company, LaBranche & Co. LLC and Mr. LaBranche. Plaintiffs seek unspecified money damages, restitution, forfeiture of fees, commissions and other compensation, equitable and/or injunctive relief, including an accounting and the imposition of a constructive trust and/or asset freeze on trading proceeds, and attorneys' fees and reimbursement of expenses.

On December 12, 2005, motions to dismiss were granted in part and denied in part. The court dismissed plaintiffs' Section 10(b) and Section 20(a) claims against all defendants for conduct that occurred before January 1, 1999 and dismissed plaintiffs' breach of fiduciary duty claims against all defendants. The court also dismissed all claims against the NYSE and certain claims against certain parents and affiliates of specialists other than LaBranche & Co. LLC.

On February 2, 2006, plaintiffs filed an Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, adding Robert A. Martin as a plaintiff. This complaint is otherwise identical to plaintiffs' Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty.

On February 22, 2007, the court removed Empire Programs, Inc. as co-lead plaintiff, leaving CalPERS as the sole lead plaintiff.

On February 23, 2006, the Company, LaBranche & Co. LLC, Mr. LaBranche and the other defendants in the case filed answers to plaintiffs' Amended Consolidated Complaint for Violation of the Federal Securities Laws and Breach of Fiduciary Duty, denying liability and asserting affirmative defenses.

On June 28, 2007, CalPERS moved for class certification of "[a]ll persons and entities who submitted orders (directly or through agents) to purchase or sell NYSE-listed securities between January 1, 1999 and October 15, 2003, which orders were listed on the specialists' display book and subsequently disadvantaged by defendants," and for the certification of CalPERS and Market Street Securities Inc. as class representatives.

On September 18, 2007, the United States Court of Appeals for the Second Circuit reinstated certain of the claims against the NYSE that previously had been dismissed.

On March 14, 2009, the court granted CalPERS' motion for class certification.

On April 13, 2009, the Company, LaBranche & Co. LLC, Mr. LaBranche and the other specialist firm defendants and their affiliates filed a petition in the United States Court of Appeals for the Second Circuit, pursuant to Federal Rule of Civil Procedure 23(f), for permission to appeal the class certification order. On October 1, 2009, the United States Court of Appeals for the Second Circuit denied the petition, and, on October 21, 2009, the Company, LaBranche & Co. LLC, Mr. LaBranche and the other specialist firm defendants and their affiliates filed a motion for reconsideration. On February 24, 2010, the Second Circuit denied this motion for reconsideration.

On October 5, 2009, CalPERS and the NYSE informed the court that they had agreed to settle all claims against the NYSE.

The Company believes that the claims asserted against it by the plaintiffs in this proceeding are without merit, and the Company denies all allegations of wrongdoing. There can be no assurance, however, as to the outcome or timing of the resolution of this proceeding. The Company, therefore, is unable to estimate the amount or potential range of any loss that may arise out of this proceeding. The range of possible resolutions could include a determination and judgment against the company or a settlement that could require a substantial payment by the Company that could have a material adverse effect on its financial condition, results of operations and cash flows.

In addition to the proceeding described above, the Company and our operating subsidiaries have been the target, from time-to-time, of various claims, lawsuits and regulatory actions incidental to the ordinary course of its and their respective businesses. While the ultimate outcome of those claims, lawsuits and regulatory actions that currently are pending cannot be predicted with certainty, the Company believes, based on its understanding of the facts of these claims, proceedings and regulatory actions, that their ultimate resolution will not, in the aggregate, have a material adverse effect on the Company's financial condition, results of operations or cash flows.

Commitments

The Company has entered into long-term non-cancelable operating lease agreements for certain office space and equipment, which expire at various dates through 2017. Certain lease agreements contain escalation clauses providing for increased rental payments based on increases in maintenance charges and real estate taxes. Minimum future rental commitments under existing non-cancelable leases for office space and equipment are as follows:

Years Ending December 31,	in 000's
2010	$ 3,369
2011	2,296
2012	1,926
2013	1,929
2014	1,933
Thereafter	3,796
Total	$15,249

Rent expense of $1.9 million, $1.8 million and $2.4 million for the years ended 2009, 2008 and 2007 respectively, is included in occupancy expense in the accompanying consolidated statements of operations.

The Holding Company also has provided, and may in the future provide, in the ordinary course of business, unsecured guarantees to guarantee the payment obligations of certain of its trading subsidiaries and under certain leases.

19. FINANCIAL INSTRUMENTS

Financial instruments owned and financial instruments sold, but not yet purchased, at fair value, were as follows (000's omitted):

	December 31, 2009	December 31, 2008
FINANCIAL INSTRUMENTS OWNED:		
Corporate equities	$1,569,072	$1,270,094
Options	576,453	1,148,839
Exchange-traded funds	1,217,639	641,701
Government and corporate bonds	11,905	104,792
Leveraged loans	1,443	—
Investment in limited partnerships	2,226	4,227
	$3,378,738	$3,169,653
FINANCIAL INSTRUMENTS SOLD, BUT NOT YET PURCHASED:		
Corporate equities	$1,227,655	$ 825,682
Options	712,926	1,074,178
Exchange-traded funds	491,208	932,176
Government and corporate bonds	136,413	20,187
	$2,568,202	$2,852,223

20. STOCKHOLDERS' EQUITY

In July 2009, the Company's board of directors had increased a previously authorized share repurchase program to repurchase shares of the Company's common stock from $40 million to $65 million. Approximately $41.6 million of the Company's common stock had been repurchased under this repurchase plan as of January 22, 2010, at which time the Company's Board of Directors authorized the increase of the share repurchase program by $76.6 million to a total of $141.6 million. This increase left the Company with $100 million of common stock to be repurchased under the Board-authorized share repurchase program. For the years ended December 31, 2009 and 2008, we repurchased 7,111,662 and 3,815,307 shares at a cost of approximately $25.2 million and $16.4 million, respectively. The average cost per repurchased share was $3.54 and $4.29 for the years ended December 31, 2009 and 2008, respectively. See "Subsequent Events" below for a description of purchases of the Company's common stock that were made after December 31, 2009.

21. FAIR VALUE MEASUREMENTS

Effective January 1, 2008, the Company adopted ASC 820 (SFAS No. 157), which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 (SFAS No. 157) applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. Our adoption of ASC 820 (SFAS No. 157) did not have a material impact on our financial condition or results of operations. Pursuant to ASC 820 (SFAS No. 157), the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

We use fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. Our financial instruments owned and financial instruments sold, but not yet purchased are recorded at fair value on a recurring basis.

We may be required to record at fair value other assets or liabilities on a non-recurring basis, such as our trade name and goodwill. These non-recurring fair value adjustments involve the application of fair value measurements in assessing whether these and other nonfinancial assets or nonfinancial liabilities are impaired (see footnote #6).

ASC 820 (SFAS No. 157) outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered "level 1" measurements) and the lowest priority to unobservable inputs (which are considered "level 3" measurements). The three levels of the fair value hierarchy under ASC 820 (SFAS No. 157) are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of the dates presented (000's omitted):

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Financial instruments owned, at fair value:				
Corporate equities	$1,568,968	$ 104	$—	$1,569,072
Government and corporate bonds	11,404	501	—	11,905
Options	576,453	—	—	576,453
Exchange-traded funds	1,217,639	—	—	1,217,639
Leveraged loans	—	1,443	—	1,443
Investment partnerships	—	2,226	—	2,226
Total financial instruments owned	3,374,464	4,274	—	3,378,738
Government obligations	21,006	—	—	21,006
Cash and securities segregated under federal regulations	1,727	—	—	1,727
Total assets, at fair value	$3,397,197	$4,274	$—	$3,401,471
LIABILITIES:				
Government and corporate bonds	$ 135,691	$ 722	$—	$ 136,413
Corporate equities	1,227,655	—	—	1,227,655
Options	712,926	—	—	712,926
Exchange-traded funds	491,208	—	—	491,208
Total financial instruments sold, not yet purchased, at fair value	$2,567,480	$ 722	$—	$2,568,202

	December 31, 2008			
	Level 1	Level 2	Level 3	Total
ASSETS:				
Financial instruments owned, at fair value:				
Corporate equities	$1,269,354	$ 740	$—	$1,270,094
Government and corporate bonds	102,321	2,471	—	104,792
Options	1,148,839	—	—	1,148,839
Exchange-traded funds	641,600	101	—	641,701
Investment partnerships	—	4,227	—	4,227
Total financial instruments owned	3,162,114	7,539	—	3,169,653
Government obligations	121,000	—	—	121,000
Cash and securities segregated under federal regulations	1,625	—	—	1,625
Total assets, at fair value	$3,284,739	$7,539	$—	$3,292,278
LIABILITIES:				
Government and corporate bonds	$ 19,219	$ 968	$—	$ 20,187
Corporate equities	825,673	10	—	825,683
Options	1,074,177	—	—	1,074,177
Exchange-traded funds	932,176	—	—	932,176
Total financial instruments sold, not yet purchased, at fair value	$2,851,245	$ 978	$—	$2,852,223

The fair value of our financial instruments was determined from a variety of sources as follows:

For corporate equities and ETFs, fair value was determined by the closing price of the primary exchanges and was included in Level 1 for those that are actively traded. Those classified in Level 2 represent those not actively traded with quoted market prices.

For government and corporate bonds, the primary source for pricing fixed income instruments is derived from our clearing broker who determines prices through various third party pricing services. The Company confirms these values using independent observable sources. When pricing cannot be confirmed the positions will be valued using broker quotes and included in Level 2.

For options, the fair values are based on the NBBO mid point average.

For investment partnerships holding securities actively traded, fair value was based on the net asset value and included in Level 2.

Derivatives Trading Activities

The following table (000's omitted) sets forth by major product type the firm's gains/(losses) related to derivatives trading activities for the year ended December 31, 2009 in accordance with ASC 815 (SFAS No. 161). These gains/ (losses) are not representative of the firm's individual business unit results because many of the firm's trading strategies utilize financial instruments across various product types. Accordingly, gains or losses in one product type frequently offset gains or losses in other product types. The gains/ (losses) set forth below are included in "Net gain on principal transactions" in the consolidated statements of operations.

	Twelve Months Ended December 31, 2009
Type of Instrument	
Options	$ 28,067
Futures	(58,444)
Interest rate	206
Total	$(30,171)

The Company enters into various transactions involving derivatives and off balance sheet financial instruments. These financial instruments include forwards and foreign exchange contracts, exchange traded and over-the-counter options, and swaps. Derivative transactions are entered into for trading purposes.

Derivative financial instruments are carried at fair value. Fair value for exchange traded derivatives is based on quoted market prices. Fair value of forwards, swaps and options contracts are recorded in either financial instruments owned or financial instruments sold, not yet purchased. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers or clearing brokers as applicable. Our derivatives trading activities exposes us to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, foreign currency movements and changes in the liquidity of markets.

Our traders purchase and sell futures, options, the stocks underlying certain ETF and options positions, U.S. Government securities and foreign currencies in an attempt to hedge market and foreign currency risk. Certain members of management, including our chief risk officer, who oversee our options, futures and ETFs market making activities are responsible for monitoring these risks. Furthermore, our aggregate risk in connection with our options, futures and ETFs trading is under constant evaluation by certain members of management and our traders, and all significant trading strategies and positions are closely monitored.

22. DISCONTINUED OPERATIONS

On January 22, 2010, LaBranche & Co, LLC sold its DMM operations on the NYSE for $25 million (see subsequent events footnote). The assets sold included the Company's stock listing rights, inventory positions at the date of sale and a portion of their fixed assets related to computer equipment and software development. At December 31, 2009, the assets and liabilities related to the sale were included on the consolidated statement of financial condition in held for sale. After the sale, LaBranche & Co. LLC retained all cash and other non-DMM assets, including its shares of NYSE Euronext, Inc. stock (the "NYX shares"). As a result of this sale , LaBranche & Co LLC recognized a non-cash impairment charge related to it's intangibles of $87.6 million related to the DMM business. The operating results of the DMM business which was formerly included in the Market-making segment is summarized as follows:

(000s omitted)	2009	2008	2007
Total revenues on Discontinued Operations	$ 40,468	$77,570	$ 62,876
Total expenses	109,000	38,547	550,124
Pretax earnings	(68,532)	39,023	(487,248)
Income taxes (Benefit)	(9,536)	15,569	(148,850)
Net earnings from Discontinued Operations	$ (58,996)	$23,454	$(338,398)

23. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 16, 2010, the date of issuance of these financial statements, as required by ASC 855 (SFAS 165).

Debt Repurchase

On February 15, 2010 the Company redeemed of all its remaining outstanding 11% Senior Notes due in 2012, in the aggregate principal amount of $189.3 million, at the redemption price of 102.75% plus accrued and unpaid interest. Upon completion of this redemption, the Company has no outstanding public debt. This redemption will result in a reduction of the Company's interest expense by approximately $21 million per year.

Stock Repurchase

In July 2009, the Company's board of directors had increased a previously authorized share repurchase program to repurchase shares of the Company's common stock from $40 million to $65 million. Approximately $41.6 million of the Company's common stock had been repurchased under this repurchase plan as of January 22, 2010, at which time our Board of Directors authorized the increase of the share repurchase program by $76.6 million to a total of $141.6 million. This increase left the Company with $100 million of common stock to be repurchased under the Board-authorized share repurchase program.

On January 29, 2010, the Company commenced a tender offer to purchase up to 15,000,000 shares of its outstanding common stock, at a price of $4.60 per share. On March 1, 2010, the tender offer expired and the Company repurchased an aggregate of 8,539,667 shares of common stock (which was equal to the total number of shares tendered), at a price of $4.60 per share, for a total tender price of $39.3 million. The repurchase of the shares tendered, combined with the 10,937,769 shares repurchased by us pursuant to Board-authorized purchases over the past 18 months, have resulted in our repurchasing an aggregate of 19,447,436 shares of our common stock, constituting an aggregate of 31.2% of our shares that were outstanding before any repurchase were made under the Company's repurchase programs.

George M.L. LaBranche, IV, our Chairman, Chief Executive Officer and President, tendered 500,000 shares of the 3,701,094 shares he beneficially owned (representing 0.9% of the outstanding shares) in the tender offer. Other than Mr. LaBranche, none of the Company's directors and executive officers tendered any of their shares in the tender offer. Upon completion of the tender offer, the Company has approximately 42.9 million shares issued and outstanding. Following completion of the tender offer, the Company has approximately $60.7 million in board-authorized repurchases remaining under its repurchase program. Repurchases may be made in open market transactions, privately negotiated transactions, in a tender offer, Dutch auction or otherwise, in compliance with applicable state and federal securities laws. The timing and amounts of any purchases will be based on market conditions and other factors, including price and regulatory requirements.

Exclusive of the tender offer, the Company repurchased an aggregate of 10,800 shares of its outstanding common stock for a total price of $0.1 million or an average price of $3.99 per share in January through March 12, 2010. Management continues to monitor opportunities to repurchase stock.

Sale of DMM Business

On January 22, 2010, the Company and LaBranche & Co. LLC completed the sale of LaBranche & Co. LLC's DMM operations on the NYSE and all of LaBranche & Co. LLC's net DMM positions to Barclays as contemplated by the Asset Purchase Agreement, dated January 13, 2010, by and among the Company, LaBranche & Co. LLC and Barclays.

Under the terms of the transaction, which was approved by the Board of Directors of the Company, Barclays paid $25 million in cash for LaBranche & Co. LLC's DMM operations on the NYSE. LaBranche & Co. LLC retained all cash and other non-DMM assets, including its NYX shares. As a result of the transaction, the Company no longer has a $76 million net capital requirement related to the DMM operations. There is no material relationship between the Company and Barclays other than in respect of the Asset Purchase Agreement.

For US GAAP, the Company will not recognize any gain or loss on the disposition of the DMM operations in 2010. As previously stated in Note 6, the Company incurred an impairment charge of $87.6 million related to the DMM operations in 2009.

Schedule 1.

LaBRANCHE & CO INC.
(Parent Company Only)
CONDENSED STATEMENTS OF FINANCIAL CONDITION
(000's omitted, except share data)

	December 31, 2009	December 31, 2008
ASSETS		
Cash and cash equivalents	$119,558	$166,172
Financial instruments owned, at fair value	3,669	2,104
Investment in subsidiaries, at equity value	341,993	466,659
Other assets	121,709	51,049
Total assets	$586,929	$685,984
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Interest payable	$ 2,661	$ 2,802
Accrued compensation	959	1,626
Accounts payable and other accrued expenses	55,078	25,084
Other liabilities	12,945	12,840
Income taxes payable	4,703	1,459
Short-term debt	189,323	—
Long-term debt	—	199,323
Total liabilities	265,669	243,134
Total stockholders' equity	321,260	442,850
Total liabilities and stockholders' equity	$586,929	$685,984

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC.
(Parent Company Only)
CONDENSED STATEMENTS OF OPERATIONS
(000's omitted)

	For the Years Ended December 31,		
	2009	**2008**	**2007**
REVENUES:			
Equity in losses from investment in subsidiaries	$ (82,361)	$(39,165)	$(323,264)
Investment income	4,830	3,350	17,945
Total revenue	(77,531)	(35,815)	(305,319)
Interest expense	21,838	31,521	49,743
Total revenues, net of interest expense	(99,369)	(67,336)	(355,062)
EXPENSES:			
Employee compensation and related benefits	4,264	5,366	6,014
Other	9,679	14,407	12,106
Total expenses	13,943	19,773	18,120
Loss before income tax benefit	(113,312)	(87,109)	(373,182)
INCOME TAX BENEFIT	(15,492)	(21,146)	(22,708)
Net loss	$ (97,820)	$(65,963)	$(350,474)

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC.
(Parent Company Only)
CONDENSED STATEMENTS OF CASH FLOWS
(000's omitted)

	For the Years Ended December 31,		
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(97,820)	$ (65,963)	$(350,474)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:			
Depreciation and amortization of intangibles	3,999	3,266	3,242
Amortization of debt issuance costs and bond discount	869	3,587	1,978
Share-based compensation expense	(385)	(373)	380
Equity in losses from investment in subsidiaries	82,378	39,165	323,264
Deferred tax (benefit) expense	(10,208)	2,184	(10,564)
Tax benefit from subsidiary losses	(15,492)	(19,951)	(22,708)
Changes in operating assets and liabilities:			
Securities purchased under agreements to resell	—	—	35,000
Receivable from customers	(42,790)	—	—
Financial instruments owned, at fair value	(1,566)	(2,104)	—
Other assets	(24,657)	27,008	(11,909)
Interest payable	(141)	(3,146)	(1,247)
Accrued compensation	(667)	218	(1,167)
Accounts payable and other accrued expenses	(13,485)	(4,868)	6,527
Payable to customers	43,480	—	—
Other liabilities	105	668	(2,039)
Taxes payable	18,736	21,410	20,009
Net cash (used in) provided by operating activities	(57,644)	1,101	(9,708)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Payments for office equipment and leasehold improvements	780	(2,496)	(3,524)
Return of capital from subsidiary	45,450	210,000	190,000
Payment for investment in subsidiary	—	(35,000)	—
Net cash provided by investing activities	46,230	172,504	186,476
CASH FLOWS FROM FINANCING ACTIVITIES:			
Repayment of subordinated debt and promissory notes	(10,000)	(260,488)	(21,642)
Purchase of treasury stock	(25,200)	(16,369)	—
Net cash used in financing activities	(35,200)	(276,857)	(21,642)
(Decrease) increase in cash and cash equivalents	(46,614)	(103,252)	155,126
CASH AND CASH EQUIVALENTS, beginning of year	166,172	269,424	114,298
CASH AND CASH EQUIVALENTS, end of year	$119,558	$ 166,172	$ 269,424
SUPPLEMENTAL DISCLOSURE OF CASH PAID DURING THE YEAR FOR:			
Income taxes	$ 6,181	$ 3,597	$ 2,533
Interest	$ 21,244	$ 33,288	$ 49,849

See accompanying notes to condensed financial statements.

LaBRANCHE & CO INC.
(Parent Company Only)
NOTES TO CONDENSED FINANCIAL STATEMENTS

1. OVERVIEW

The accompanying condensed financial statements of LaBranche & Co Inc. (Parent Company Only) should be read in conjunction with the consolidated financial statements of LaBranche & Co Inc. and Subsidiaries and the notes thereto contained elsewhere in this filing.

2. BASIS OF PRESENTATION

Certain of the Company's December 31, 2008 and 2007 balances have been reclassified to conform to the presentation in the current period in order reflect the Company's sale of the DMM business. This reclassification reflects a critical component of the Company's DMM and market-making activities. None of these 2008 and 2007 reclassifications affects the Company's net income applicable to common stockholders, as reported on previous 2008 and 2007 results.

3. TRANSACTIONS WITH SUBSIDIARIES

LaBranche & Co Inc. has transactions with its consolidated subsidiaries determined on an agreed-upon basis.

LaBranche & Co Inc. received cash dividends from its consolidated subsidiaries totaling $45.4 million, $210.0 million and $190.0 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Corporate Information

Directors and Officers

Michael LaBranche
Chairman, Chief Executive Officer and President

Alfred O. Hayward, Jr.
Director and Chief Executive Officer,
LaBranche & Co. LLC

Katherine Elizabeth Dietze (1,2,3)
Director

Donald E. Kiernan (1,2,3)
Director

Stuart M. Robbins (1,2,3)
Director

William J. Burke, III
Chief Operating Officer

Jeffrey A. McCutcheon
Senior Vice President and Chief Financial Officer

Stephen H. Gray
General Counsel and Corporate Secretary

Committees:
1. Audit
2. Compensation
3. Nominating and Corporate Governance

Stock Trading Information

Our common stock is listed on the New York Stock Exchange under the symbol "LAB". The following table sets forth the range of high, low and closing prices for our common stock on the NYSE for the periods indicated:

	High	Low	Close
First Quarter 2008	$6.21	$3.70	$4.35
Second Quarter 2008	$8.12	$4.25	$7.08
Third Quarter 2008	$7.95	$3.23	$4.50
Fourth Quarter 2008	$6.70	$2.86	$4.79
First Quarter 2009	$7.62	$3.41	$3.74
Second Quarter 2009	$4.75	$3.12	$4.30
Third Quarter 2009	$4.54	$3.34	$3.40
Fourth Quarter 2009	$3.47	$2.38	$2.84

Number of shareholders of record as of March 19, 2010: 51

SEC Certification

The certifications by the Chief Executive Officer and the Chief Financial Officer of LaBranche & Co Inc., required under Section 302 of the Sarbanes-Oxley Act of 2002, have been filed as exhibits to the Company's 2009 Annual Report on Form 10-K.

Dividend Policy

We have not paid any dividends on our common stock since the third quarter of 2003. The payment of future dividends is within the discretion of our Board of Directors and will depend on our future earnings, capital requirements, applicable regulatory restrictions, our financial condition, the application of the financial covenants contained in the indenture governing our currently outstanding debt obligations and other relevant factors.

Additional Corporate Information

Email: ir@labranche.com
Forms 10-K and 10-Q are available free of charge at www.labranche.com.

Annual Meeting

The Annual Meeting will convene at 9:00 a.m. on May 18, 2010, New York, NY.

Independent Registered Public Accounting Firm

Rothstein, Kass & Company, P.C.
Roseland, NJ

Stock Transfer Agent and Registrar

BNY Mellon Shareowner Services
P.O. Box 358016
Pittsburgh, PA 15252
(800) 522-6645

NYSE Certification

The Chief Executive Officer of LaBranche & Co Inc. made an unqualified certification to the NYSE with respect to the firm's compliance with the NYSE corporate governance listing standards in June 2009.

LaBranche & Co Inc.
33 Whitehall Street, New York, NY 10004 Tel: (212) 482-3500

www.labranche.com